Exhibit 99.1

2014 ANNUAL REPORT

Run Simple

The Best-Run Businesses Run SAP®

WHAT WE REPORT

We present our financial, social, and environmental performance in the SAP Integrated Report 2014, which is available at www.sapintegratedreport.com.

This Annual Report 2014 is an extract from the SAP Integrated Report 2014.It comprises all of the information required by accounting and disclosure standards applicable to us.

Key Facts

Performance Summary

€ millions, unless otherwise stated

	2014	2013	Change in %
Financial key performance indicators
Cloud subscriptions and support (IFRS)	1,087	696	56
Non-IFRS adjustments	14	61	-77
Cloud subscriptions and support (non-IFRS)	1,101	757	45
Software and support (IFRS)	13,767	13,254	4
Non-IFRS adjustments	5	21	-76
Software and support (non-IFRS)	13,773	13,275	4
Software and software-related service revenue (IFRS)	14,855	13,950	6
Non-IFRS adjustments	19	82	-77
Software and software-related service revenue (non-IFRS)	14,874	14,032	6
Total revenue (IFRS)	17,560	16,815	4
Non-IFRS adjustments	19	82	-77
Total revenue (non-IFRS)	17,580	16,897	4
Operating profit (IFRS)	4,331	4,479	-3
Non-IFRS adjustments	1,307	1,003	30
Operating profit (non-IFRS)	5,638	5,482	3
Operating margin (as a percentage, IFRS)	24.7	26.6	-7
Operating margin (as a percentage, non-IFRS)	32.1	32.4	-1
Free cash flow	2,762	3,266	-15
Net liquidity	-7,670	-1,467	423
Days’ sales outstanding (DSO, in days)	65	62	5
Equity ratio (total equity as a percentage of total assets)	51	59	-14

Operating expenses
Cloud subscriptions and support margin (as a percentage of corresponding revenue)	56	55	2
Software and software-related service margin (as a percentage of corresponding revenue)	81	81	-1
Professional service and other services margin (as a percentage of corresponding revenue)	12	16	-25
Cost of research and development	2,331	2,282	2
Cost of research and development (as a percentage of total revenue)	13	14	-5
Cost of research and development (as a percentage of total operating expenses)	18	15	17

Financial performance measures
Weighted average shares outstanding, basic (in millions)	1,195	1,193	0
Earnings per share, basic (in €)	2.75	2.79	-1
Dividend per share (in €)	1.10	1.00	10
SAP share price2) (in €)	58.26	62.31	-6
Market capitalization2) (in € billions)	71.6	76.5	-6

Performance Summary

€ millions, unless otherwise stated

	2014	2013	Change in %
Employees and personnel expenses
Number of employees1), 2)	74,406	66,572	12
Number of employees in research and development1), 2)	18,908	17,804	6
Personnel expenses per employee – excluding share-based payments (in € thousands)	111	109	1
Women working at SAP (as a percentage)	31	31	0
Women in management2) (total, as a percentage)	21.3	21.2	0
Employee Engagement Index (as a percentage)	79	77	3
Business Health Culture Index (as a percentage)	70	67	4
Employee retention (as a percentage)	93.5	93.5	0

Environment
Greenhouse gas emissions (in kilotons)	500	545	-8
Greenhouse gas emissions per employee1) (in tons)	7.3	8.3	-12
Greenhouse gas emissions per € revenue (in grams)	28.4	32.4	-12
Total energy consumption (in GWh)	920	910	1
Energy consumed per employee1) (in kWh)	13,400	13,900	-4
Data center energy consumed (in GWh)	179	173	3
Data center energy per employee1) (in kWh)	NA	2,633	NA
Data center energy per € revenue3) (in kWh)	10	NA	NA
Renewable energy sourced (as a percentage)	100	43	133

Customer
Customer Net Promoter Score4) (as a percentage)	19.1	12.1	58

1)	Full-time equivalents

2)	Numbers based on year-end

3)	Data center energy consumption normalized against € revenue combines a relative measure of required energy to develop and operate solution in internal and external data center.

4)

In addition to our on-premise customers, in 2014, for the first time we included Ariba, SuccessFactors, and Sybase customers in the survey. Therefore, the 2014 Customer Net Promoter Score is not fully comparable to the prior year’s score.

WHO WE ARE

For more than 40 years, SAP has helped companies of all sizes and in all industries run better. Through our Run Simple approach, we simplify technology and master complexity so customers can consume our software the way they want and ultimately run their businesses more simply. With an extensive global network of customers, partners, and employees around the world, SAP helps the world run better and improve people’s lives. Run Simple is more than our tagline, it is a promise. We realize the promise of Run Simple through our strategy to be “THE cloud company powered by SAP HANA.”

5	To Our Stakeholders

6	Letter from the CEO

9	Global Managing Board

11	Investor Relations

15	Corporate Governance Report

19	Report from the Supervisory Board

29	Compensation Report

49	Responsibility Statement

50	Independent Auditor’s Report

54	Combined Management Report

55	General Information About This Management Report

56	Overview of the SAP Group

57	Strategy and Business Model

61	Products, Research & Development, and Services

67	Acquisitions

68	Partner Ecosystem

70	Customers

72	Performance Management System

81	Employees and Social Performance

87	Environmental Performance: Energy and Emissions

91	Financial Performance: Review and Analysis

113	Corporate Governance Fundamentals

116	Risk Management and Risks

147	Expected Developments and Opportunities

156	Events After the Reporting Period

158	Consolidated Financial Statements IFRS

159	Consolidated Income Statements

160	Consolidated Statements of Comprehensive Income

161	Consolidated Statements of Financial Position

163	Consolidated Statements of Changes in Equity

164	Consolidated Statements of Cash Flows

165	Notes to the Consolidated Financial Statements

263	Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements

265	Additional Information

266	Five-Year Summary

269	Glossary

288	Addresses

289	Financial and Sustainability Publications

290	Financial Calendar

291	Publication Details

19.1%

CUSTOMER LOYALTY

We use the Customer Net Promoter Score (NPS) to measure the willingness of our customers to recommend or promote SAP to others on a scale of -100% to 100%. We saw a strong increase in our score in 2014 (19.1%)

compared to our 2014 target of 16% and are committed to achieve a score of 24% in 2015.

5	To Our Stakeholders

6	Letter from the CEO

9	Global Managing Board

11	Investor Relations

15	Corporate Governance Report

19	Report from the Supervisory Board

29	Compensation Report

49	Responsibility Statement

50	Independent Auditor’s Report

Letter from the CEO

Dear Stakeholders,

In 2014, SAP’s more than 74,400 employees came together and delivered a performance worthy of our enduring vision to help the world run better and improve people’s lives.

We also seized on the most intractable CEO challenge of this generation: complexity. In acknowledging the common enemy facing businesses of all sizes in all industries, we established an audacious new operating principle for ourselves and for the world: Run Simple.

BUSINESS HIGHLIGHTS

Against the backdrop of an IT industry in the midst of massive transformation, SAP executed in 2014 with the strength and stability the world has come to expect from a market leader. We delivered €17.6 billion in non-IFRS total revenues and €5.6 billion in non-IFRS operating profit for the full year. This performance is the latest result of our carefully and effectively managed business transformation, driven by the accelerated growth in SAP’s cloud business.

As customer preference shifts toward the software-as-a-service model, SAP’s business results evolve as well. The transition results in less upfront revenue because, unlike perpetual software licenses, cloud subscriptions are recognized over time instead of at the moment of the initial delivery. The cloud business model does have considerable benefits, including increased revenue predictability over the long term.

In 2014, this cloud transition accelerated for SAP. Non-IFRS cloud subscriptions and support revenue was €1.10 billion (compared with €757 million in 2013), an increase of 45%. SAP’s annual total cloud revenue run rate exceeded €1.7 billion. This is even more exciting when considering that only five years ago, SAP’s cloud revenues and registered cloud users were negligible.

Today, SAP is the fastest-growing enterprise cloud company at scale and the largest cloud company in the world by measure of users (70 million). By creating a “green cloud,” we have also tied our environmental strategy to our business strategy. Despite the increase in energy consumption from broader use of our cloud solutions, we were able to reduce our carbon footprint by 8% compared to 2013. And, for the eighth year in a row, we have been ranked the number-one software company in the Dow Jones Sustainability Index.

Other non-financial performance metrics also tell the story of SAP’s successful 2014. Our employee engagement index increased to 79%, again showing that our employees are engaged, supportive of our consistent strategy, and united in high trust. Our customers are not only satisfied, but also see us as a trusted partner for innovation, leading to an increase in customer loyalty, as measured by the Customer Net Promoter Score, to 19.1%.

Overall, our 2014 performance was driven by our people and by an innovations portfolio built around the business challenges and opportunities facing our more than 282,000 customers worldwide.

6      To Our Stakeholders

THE GREAT SIMPLIFIER: SAP HANA

With fast-growing inputs from sources like social media and the Internet of Things, CEOs have made it clear: accessing and analyzing only 1% of their data is a clear manifestation of complexity. Only SAP could take on the challenge of Run Simple, because only we have SAP HANA to manage the Big Data of the enterprise – structured and unstructured. With skyrocketing customer adoption in 2014, we firmly established the leadership position of SAP HANA, with more than 5,800 SAP HANA customers and 1,850 SAP Business Suite powered by SAP HANA customers worldwide.

In 2014, we also unveiled a new breakthrough, SAP Simple Finance, a solution fundamentally redefining what it means to use real-time financial data in successful businesses. Changing the “read, then react” mindset in favor of prediction and simulation, SAP Simple Finance includes functionality and features natively built for the SAP HANA platform, delivering a consumer-grade user experience along with its revolutionary capabilities for finance professionals.

But SAP HANA also proved to be much more than just a transformational business innovation platform in 2014. It is changing everything from sports – SAP Match Insights powered by SAP HANA helped the German National Football Team win the 2014 FIFA World Cup – to healthcare – Heidelberg’s National Center for Tumor Diseases now uses SAP HANA to improve diagnostic and patient treatment capabilities. Whether it’s the Ebola outbreak in West Africa or infant mortality in the United States, SAP HANA is uniting future leaders from the Hasso Plattner Institute and other leading universities with business and political leaders to change the world.

APPLICATIONS IN THE CLOUD BUILT FOR BUSINESS

For the CIO to line-of-business executives in HR, procurement, and sales, we knew the cloud would be the pervasive computing theme of this generation. So back in 2010, SAP set out on a series of bold moves to build the broadest cloud portfolio in the technology industry. In 2014, that portfolio grew even stronger. SuccessFactors Employee Central became the fastest-growing core HR management solution in the marketplace. Combined with solutions from Fieldglass, SAP is the only cloud company that helps customers manage their total workforce – including temporary workers, which remains the fastest-growing segment of the labor force.

In addition to engaging the workforce, the CEO agenda in the cloud is also about engaging end-consumers in any channel, on any device. We knew that sales force automation had its place, but that legacy CRM wouldn’t help CEOs build growth strategies for the digital economy. That’s why our SAP solutions for customer engagement and commerce showed aggressive growth in 2014, including SAP hybris Marketing and SAP Cloud for Customer.

The cloud may be accelerating, but for customers the cloud is not a one-size-fits-all option. In 2014, SAP continued to invest in our public and managed cloud offerings, ensuring that customers could choose whether to run applications or entire enterprises in an SAP cloud – public, managed, or hybrid. However the customer chooses to consume our technology, we remain ever-focused on innovating for their specific industry with our four decades-long commitment to security and trust.

Letter from the CEO      7

THE BUSINESS NETWORK

2014 also saw SAP take a defining step on the road to the next frontier in the cloud: a secure, real-time business network to reinvent commerce between companies. It started in 2012 with Ariba, the network for indirect materials in the enterprise. It expanded in mid-2014 with Fieldglass and contract workforces. At the end of 2014, we successfully completed the acquisition of Concur, the largest software-as-a-service acquisition in history, adding the US$1.2 trillion business travel market to the scope of SAP’s leadership position in the business network.

Concur completes our network vision and enables SAP to help customers reinvent resource management across all major categories of enterprise spend. To defeat complexity, it’s no longer adequate for business processes to end at the walls of an enterprise. Our business network extends those processes between companies, a significant step forward for Run Simple.

THE ROAD AHEAD

SAP enjoyed a strong and successful 2014, but we remain restless in our drive to shape the future of enterprise technology. In 2015, for example, we already made the largest product announcement in SAP’s history: SAP S/4HANA, a next-generation business suite built for the digital, networked economy. SAP S/4HANA is designed to drive instant value across lines of business and industries with the ultimate sophistication: simplicity. From a business value perspective, SAP S/4HANA can create unique opportunities to reinvent business models and drive new revenues. From an IT perspective, SAP S/4HANA can create unique opportunities to dramatically simplify the IT landscape and reduce total cost of ownership.

With SAP S/4HANA to revolutionize core business applications, the broadest cloud portfolio across industries and lines of business, and the business network to reinvent commerce between companies, we enter 2015 with the strongest collection of assets in the company’s history.

THIS REPORT

We invite all stakeholders to explore our SAP Integrated Report 2014 to learn more about SAP’s business strategy and performance. But we also believe in full transparency, which is why you’ll also find extensive information about our social and environmental performance. It’s no longer enough for great companies to be financially and operationally sound. The 21st century demands purpose-driven companies, keenly aware of the impact we have on our people and our environment. In this spirit, the SAP Integrated Report aims to be a role model. We welcome your interest and your feedback.

SAP, our employees, and our ecosystem are united in dedication to our customers. We see a future where every customer can run real time, run networked, and Run Simple. 2014 kept us on the right path and inspires us to continue leading in 2015 and beyond.

Bill McDermott

CEO, SAP SE

8      To Our Stakeholders

Global Managing Board

Gerhard Oswald

Member of the Executive Board

Global Service & Support

Michael Kleinemeier

Member of the Global Managing Board

Head of Service & Support

Bernd Leukert

Member of the Executive Board

Products & Innovation

Stefan Ries

Member of the Global Managing Board

Chief Human Resources Officer

Ingrid-Helen Arnold

Member of the Global Managing Board

Chief Information Officer and

Head of Cloud Delivery

Global Managing Board      9

Bill McDermott

CEO and Member of the Executive Board

Robert Enslin

Member of the Global Managing Board

President Global Customer Operations

Luka Mucic

Member of the Executive Board

Chief Financial Officer

and Chief Operating Officer

Steve Singh

Member of the Global Managing Board

CEO, Concur Technologies

10      To Our Stakeholders

Investor Relations

In 2014, we continued to engage in a dialog with our investors. Our conversations were highly focused on our growth strategy and our transition to THE cloud company powered by SAP HANA. Investors were keen on understanding how this business transformation was impacting SAP. These discussions also involved our acquisition strategy, because we acquired Concur and Fieldglass to complete our business network.

Indexes Scale New Heights Despite Troubles

The stock markets were volatile in 2014. Geopolitical trouble spots in Russia and the Ukraine as well as some countries in Latin America had a negative influence, as was weak economic growth in the euro area. On the other hand, central bank monetary policies and a fall in the price of oil more than outweighed this impact. As a result, there were record highs for the Dow Jones Industrial Average and the DAX 30.

Having risen each of the previous five years, our stock declined 6.5% in 2014. In contrast, the key blue chip and industry indexes climbed in response to increased liquidity on the financial markets. The DAX 30 and the EURO STOXX 50 index of euro-area blue chips gained 2.7% and 1.2% respectively in 2014. The Dow Jones Industrial Average gained 7.5%; the S&P 500 was up 11.4%; and the S&P North American Technology Software Index increased by 13.1%.

SAP Closes Stronger

After closing the end of 2013 at €62.31, our stock had already reached €62.55, its highest level for the year, by January 8, 2014. It weakened a little when, on January 21, we published our preliminary 2013 results and outlook for 2014. Soon after that, confidence across the market was undermined by the instability affecting some emerging economies’ currencies and by the developing crisis in Russia and Ukraine. During this phase, on March 14, SAP stock slipped to €54.31. Initially, the tension surrounding the situation in Russia and Ukraine did not escalate, and the stock markets rallied again. The recommendation from the Executive Board of an 18% dividend increase provided an extra boost for our stock.

Shortly after we published our results for the first quarter on April 17, stock markets again weakened in reaction to the troubles in Russia and Ukraine. The announcement of personnel changes on the Executive Board and the ex-dividend price adjustment after the Annual General Meeting of Shareholders brought our stock down as far as €54.41 on May 22. At the same time, the DAX was moving ahead on expectations that the European Central Bank (ECB) would further ease its monetary policy. After the ECB officially met those expectations, the DAX closed above 10,000 points for the first time ever on June 9. However, at the end of June, the geopolitical trouble spots and weak indicators from the U.S. economy impacted the mood on the markets.

SAP stock rallied when we announced our strong second-quarter results on July 17, reaching €61.12 on July 23. After that date, escalating troubles in Russia and Ukraine, as well as speculation that the interest rates would be raised in the United States negatively impacted sentiment on the stock exchanges. The ECB’s monetary policy boosted the markets again at the end of August. The announcement of the Concur acquisition on September 18 and an overall less favorable market environment at the time led investors to be more cautious.

The downward trend on the stock markets accelerated in October. In this environment, we published our third-quarter earnings on October 20 and lowered our operating profit target for 2014 in light of the rapid growth in our cloud business. That day, SAP stock touched its lowest point for the year, which was €50.90. The next day it rallied to €51.87. Subsequently, the stock markets recovered, not least because the ECB signaled further easing of its monetary policy. The DAX exceeded 10,000 points again and our stock closed the year at €58.26.

Investor Relations      11

SAP Stock in Comparison to DAX 30, Dow Jones EURO STOXX 50 and to S&P North American Technology Software Index

December 31, 2013 (=100%) to January 31, 2015

Percent

Key Facts About SAP Stock/SAP ADRs

Listings
Germany	Berlin, Frankfurt, Stuttgart
United States (ADR)	New York Stock Exchange
IDs and symbols
WKN/ISIN	716460/DE0007164600
NYSE (ADRs)	803054204 (CUSIP)
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Weight (%) in indexes at 12/31/2014
DAX 30	6.63
Prime All Share	5.08
CDAX	5.23
HDAX	5.33
Dow Jones STOXX 50	1.70
Dow Jones EURO STOXX 50	2.79

DIVIDEND PAYOUT OF €1.10 PER SHARE

We believe our shareholders should benefit appropriately from the profit the Company made in 2014. Until now, our policy has been to distribute more than 30% of profit after tax in dividend. In recent years, the payout has been greater than 35% of profit after tax. Reflecting this, we are therefore amending our policy, which from now on will be to pay a dividend totaling more than 35% of profit after tax.

The Executive Board and the Supervisory Board will therefore recommend to the Annual General Meeting of Shareholders that the total dividend be increased by 10% to €1.10 per share (2013: €1.00). Based on this recommendation, the overall dividend payout ratio (which means here the total distributed dividend as a percentage of profit) would be 40% (2013: 36%).

12      To Our Stakeholders

CAPITAL STOCK UNCHANGED

SAP’s capital stock on December 31, 2014, was €1,228,504,232 (2013: €1,228,504,232). It is issued as 1, 228,504,232 no-par shares, each with an attribute value of €1 in relation to capital stock.

LARGER FREE FLOAT

The proportion of our stock in free float increased again slightly in 2014. Applying the definition accepted on the Frankfurt Stock Exchange, which excludes treasury stock from the free float, at December 31, 2014, the free float stood at 75.7% (December 31, 2013 74.7%). In January 2015, approximately 21.6% (January 2014: 22.5%) of the stock was under the control of three of the founders and their trusts and holding companies. U.S. institutions remained the largest group of shareholders, holding around 16.2% (January 2014: 18.0%) of the stock in January 2015. Institutions in Ireland and the United Kingdom held about 15.1% (January 2014: 14.9%), followed by Continental European investors outside Germany, who held approximately 14.3% (January 2014: 13.8%) in January 2015. Institutions in Germany held 7.1% (January 2014: 7.6%) and investors from the rest of the world held 2.9% (January 2014: 2.7%) of the stock in January 2015. Private or unidentified investors held 18.7% (January 2014: 17.6%) in January 2015. Also as of January 2015, SAP held 2.7% (January 2014: 2.8%) of the stock in treasury.

Return on SAP Common Stock – WKN 716460/ISIN DE0007164600

Percent, unless otherwise stated

Initial investment €10,000
Date of investment	12/31/2004	12/31/2009	12/31/2013
Period of investment	10 years	5 years	1 year
Value on 12/31/20141) (in €)	20,499	19,208	9,522
Average annual return (%)	7.4	13.9	-4.8
Performance comparators
DAX 30 Performance – total return index	8.7	10.5	2.7
REX General Bond – total return index	4.5	4.7	7.1
S&P 500 Composite – total return index	7.5	16.4	13.7
S&P North American Technology Software Index	8.5	16.3	13.9

1)	Assuming all dividends were reinvested

Source: Datastream

Return on SAP ADRs – 803054204 (CUSIP)

Percent, unless otherwise stated

Initial investment US$10,000
Date of investment	12/31/2004	12/31/2009	12/31/2013
Period of investment	10 years	5 years	1 year
Value on 12/31/20141) (in US$)	17,668	15,931	8,133
Average annual return (%)	5.9	9.8	-18.7
Performance comparators
S&P 500 Composite – total return index	7.7	15.5	13.7

1)	Assuming all dividends were reinvested

Source: Datastream

Investor Relations      13

COMMUNICATION WITH INVESTORS

SAP aims for transparency and openness in a continuous dialog with the financial community. In several hundred one-on-one meetings held, during investor road shows worldwide, in virtual format over Telepresence or video conference, and at investor events, the Investor Relations team answered inquiries from institutional investors and analysts about SAP’s business strategy. We also held telephone conferences and analyst meetings when we published our quarterly results. Investor presentations at our Capital Markets Day in New York City and at the SAPPHIRE NOW conference in Orlando, Florida, in the United States, were key elements of our communication with the financial markets. In addition, SAP engages in regular dialog with socially responsible investors (SRIs), by providing insight into SAP’s environmental, social, and corporate governance policies.

COMPREHENSIVE SERVICE FOR PRIVATE INVESTORS

Providing a full service for retail investors is a priority for SAP. Our services for private investors include investor presentations at various retail shareholder events, a shareholder hotline, e-mail contact at investor@sap.com, investor relations information on our public Web site www.sap.com/investor, and a mobile Web site m.sapinvestorrelations.com. We provide a range of information for investors about SAP and SAP stock online, including press releases delivered by e-mail, social media including information provided on the SAP Investor Relations Twitter feed @sapinvestor, the quarterly SAP INVESTOR magazine, which investors can subscribe to free of charge, and a text message service. We also publish an overview of the latest analyst assessments in collaboration with Vara Research. All key events at which members of our Executive Board speak to financial analysts and institutional investors are broadcast live on the Internet, and we post the presentation materials on the investor relations area of our public Web site.

14       To Our Stakeholders

Corporate Governance Report

We are a global company with an international shareholder base, so we rely on sound governance. Good corporate governance means managing the Company accountably and transparently to secure long-term value. We believe our shareholders, business partners, employees, and the financial markets reward good corporate governance with the high level of trust they place in our Company.

CORPORATE GOVERNANCE PRINCIPLES AT SAP

In 2014, SAP changed its legal form from a German-style stock corporation to European Company (Societas Europaea, or SE). The conversion reflects both our international outlook and our European roots. Being an SE headquartered in Germany, we are now subject to European and German law for SEs while remaining subject to German stock corporation law. Major characteristics of our governance structure remain in place since the conversion, notably our two-tier board comprising a Supervisory Board and an Executive Board, and parity for workforce representatives on the Supervisory Board. Because SAP SE is listed on a German stock exchange, our corporate governance is still based on the German Corporate Governance Code (“Code” in this report). Every year, as required by the German Stock Corporation Act, section 161, the Executive Board and Supervisory Board issue a declaration stating whether SAP has implemented and is following the Code’s recommendations, and identifying any recommendations that the Company has not followed – with a full explanation of why it has not done so. Our latest section 161 declaration, published on October 29, 2014, is on the SAP public Web site along with our declarations from previous years and links to the current and previous editions of the Code. As our 2014 declaration shows, we currently follow all but eight of the 105 recommendations and all of the suggestions in the current Code.

Since SAP is also listed in the United States, we comply with the rules that apply to non-U.S. companies listed on the New York Stock Exchange (NYSE). These include the requirements, as they apply to foreign private issuers, of the NYSE Corporate Governance Standards, the U.S. Sarbanes-Oxley Act of 2002, and the U.S. Securities and Exchange Commission (SEC).

CORPORATE GOVERNANCE STATEMENT

On February 18, 2015, the Executive Board published a corporate governance statement for 2014 as required by the German Commercial Code, section 289a. The statement is on the SAP public Web site. It comprises the current declaration pursuant to the German Stock Corporation Act, section 161, certain details of our corporate governance practices, and an account of how the Executive Board and the Supervisory Board work, who serves on which Supervisory Board committees, and how those committees work.

EXECUTIVE BOARD

The Executive Board currently has five members. It is solely responsible for managing the Company. It has a duty to exercise its management powers in the interest of the Company and in pursuit of the sustained growth of corporate value. It discusses and agrees its strategy for the Company with the Supervisory Board, ensures compliance with the requirements of the law throughout the Group, and maintains effective risk management structures and internal risk controls. There is information about each member’s portfolio of responsibilities on the SAP public Web site.

Corporate Governance Report      15

GLOBAL MANAGING BOARD

The Global Managing Board helps the Executive Board with its work. It currently comprises all of the Executive Board and four other global managers who play a part in directing large sections of the business. These additional members are appointed by the Executive Board with the consent of the Supervisory Board. The Global Managing Board has a coordinating function, advises the Executive Board and helps it make decisions, but the Executive Board retains overall responsibility for everything the Company does. Information about each member of the Global Managing Board is available on the SAP public Web site.

SUPERVISORY BOARD

The size and composition of the Supervisory Board are governed not by the German Codetermination Act (which does not apply, because we are a European company) but by the Articles of Incorporation and the Employee Involvement Agreement. Both documents are on the SAP public Web site.

The Supervisory Board has 18 members who, in equal numbers, represent the shareholders and the employees. It appoints, monitors, and advises the Executive Board. The Executive Board involves the Supervisory Board in decisions on matters of fundamental importance for the Company. The Supervisory Board has reserved to itself the approval of certain transactions of fundamental importance, as set out in the Articles of Incorporation and detailed in the Supervisory Board’s list of reserved categories of transactions. The Executive Board regularly provides the Supervisory Board with full and timely reports on all material matters of strategy, business planning, and performance, including any deviations of actual business performance from plan, risks, risk management, and corporate compliance. We provide our shareholders with in-depth information about how the Executive and Supervisory Boards work, how the committees are composed, and how these committees work, in our corporate governance statement. For more information about the joint work of the Executive and Supervisory Boards and about the work of the Supervisory Board and its committees in 2014, see the Report from the Supervisory Board.

COMPOSITION OF THE SUPERVISORY BOARD

The Supervisory Board members as a group possess the knowledge, ability, and expert experience required to properly perform its duties in our global IT company. At least one independent member has financial reporting and auditing expertise. The Supervisory Board has defined the following objectives for its composition:

¡	There should never be fewer than three people from the international stage on the shareholder representatives’ side of the Supervisory Board.

¡	No employee, consultant, or director of a significant SAP competitor should be a Supervisory Board member.

¡	At least five shareholder representatives on the Supervisory Board should be independent members in the meaning of section 5.4.2 of the Code.

¡	As a general rule, no member of the Supervisory Board should be older than 75 years.

¡	At least one shareholder representative on the Supervisory Board should be a woman.

We believe the current composition of the Supervisory Board fulfills all of these objectives. There is information about each member, the committees, and who serves on which committee, on the SAP public Web site.

16      To Our Stakeholders

INDEPENDENCE OF THE SUPERVISORY BOARD

We believe a sufficient degree of independence of our Supervisory Board members is essential for effective and responsible corporate management and control. Our Supervisory Board has a defined objective for its composition regarding the minimum number of independent members on the shareholder representative side, as recommended in the Code, section 5.4.1, paragraph 2. The objective is five such members. At its meeting on October 9, 2014, the Supervisory Board determined that all of its shareholder representative members are independent in the meaning of the Code, section 5.4.2 and that the number of independent members is sufficient in the meaning of that section. The Audit Committee is chaired by Erhard Schipporeit, who for many years was the chief financial officer of a DAX company that is also listed on a U.S. stock exchange and therefore qualifies as an independent financial expert in the meaning of the German Stock Corporation Act, section 100 (5).

DIVERSITY IN THE COMPANY

The Executive Board follows the recommendation in the Code that executive boards should have regard to diversity when appointing people to leadership positions, and in particular to employ appropriate numbers of women in such positions. In support of this, we maintain a diversity policy for leadership appointments. In May 2011, we also set a target to increase the percentage of leadership positions held by women from 18% at the beginning of 2011 to 25% in 2017. It goes without saying that ability is still the primary selection criterion for any position at SAP. Globally, the percentage of leadership positions held by women at the end of 2014 was 21.3%.

Section 5.1.2 of the Code contains the recommendation that supervisory boards should strive for appropriate numbers of women at executive board level as well. The Supervisory Board follows this recommendation and has ruled that when a new member is needed for the Executive Board, applications should be sought from within SAP and from outside, and that the shortlist should comprise 50% women if possible. As reported above, the Supervisory Board has defined objectives to promote diversity in its membership and attain an appropriate number of female members, as envisioned in the second paragraph of section 5.4.1 in the Code.

CODE OF BUSINESS CONDUCT

SAP’s corporate governance includes our Code of Business Conduct for employees and members of the Executive Board. The Code of Business Conduct expresses the high standards that we require from our employees and Executive Board members and sets out the main principles that guide our business conduct toward customers, business partners, and shareholders. We see our Code of Business Conduct as the standard for our dealings involving customers, business partners, vendors, shareholders, and competitors. By following our Code of Business Conduct, we demonstrate a commitment against all forms of unfair competitive practice, corruption, and misrepresentation. Our global compliance organization monitors worldwide compliance with the Code of Business Conduct and other policies applying within the Group. It regularly reviews these internal policies, revises them if necessary, and delivers related employee training.

APPLYING INTERNATIONAL CORPORATE GOVERNANCE STANDARDS

SAP is an NYSE-listed company and we are therefore subject to certain U.S. financial legislation (including among others the U.S. Sarbanes-Oxley Act of 2002) and to the applicable SEC and NYSE regulations. Besides implementing the requirements of the U.S. Sarbanes-Oxley Act, section 404, and other U.S. Sarbanes-Oxley Act requirements, including conducting an annual audit of our internal control over financial reporting, we comply with those of the corporate governance standards codified in the NYSE Listed Company Manual, section 303A, which bind foreign private issuers. The section 303A standards that apply to SAP include the requirement to have an audit committee composed of members who are independent in the meaning of the U.S. Sarbanes-Oxley Act, and related reporting requirements. Erhard Schipporeit, the chairperson of the Audit Committee, is an audit committee financial expert in the meaning of the U.S. Sarbanes-Oxley Act.

Corporate Governance Report      17

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Our shareholders exercise their rights, such as the rights to put questions to the management and to vote, at the Annual General Meeting of Shareholders. Shareholders and the public are able to watch a live broadcast of the entire Annual General Meeting of Shareholders on the Internet. They can vote their shares at the meeting or instruct a proxy of their choice or one of the proxies provided for that purpose by SAP. Alternatively, they can participate online or vote by mail. The invitation to the Annual General Meeting of Shareholders includes full details and instructions. Every shareholder can access all of the paperwork on the SAP public Web site in good time for the meeting.

TRANSPARENCY, COMMUNICATION, AND SERVICE FOR SHAREHOLDERS

Our shareholders can obtain full and timely information about SAP on our public Web site and can access current and historical Company data. Among other information, we post all of our financial reports, all relevant news about the Company’s governing bodies and their corporate governance documentation, information requiring ad hoc (current) disclosure, press releases, and news of directors’ dealings notifiable pursuant to the German Securities Trading Act, section 15a.

FINANCIAL ACCOUNTING, RISK MANAGEMENT, AND INTERNAL CONTROL

We prepare the SAP SE financial statements in accordance with the German Commercial Code and our consolidated financial statements in accordance with IFRS. We prepare a management report, as required by the German Commercial Code, and the SAP Annual Report on Form 20-F in accordance with SEC requirements. The Executive Board is responsible for financial accounting. The Supervisory Board approves the SAP SE financial statements, the consolidated financial statements, and the combined management report. The SAP SE financial statements, the consolidated financial statements, and the combined management report are audited by KPMG AG Wirtschaftsprüfungsgesellschaft, the auditor elected for that purpose by the Annual General Meeting of Shareholders.

In addition to our annual financial statements, we also prepare interim reports for the first, second, and third quarters. Our quarterly reports comply with the German Securities Trading Act and are submitted to the Audit Committee of the Supervisory Board before they are published.

In German stock-corporation and commercial law, there are special requirements for internal risk management that apply to SAP. To meet them, our global risk management system supports risk planning, identification, analysis, handling, and elimination. We maintain standard documentation of all our internal control structures and continually evaluate their effectiveness. As a company listed on the NYSE, we instruct our auditor, KPMG, to conduct an annual audit of our internal control over financial reporting in accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002, section 404. The audit as at December 31, 2014, confirmed that our internal control is effective. In compliance with the reporting requirements in the German Commercial Code, sections 289 (5) and 315 (2) (5), the combined SAP SE and SAP Group management report contains full information about the principal features of the internal controls and risk management structure applying to SAP’s consolidated financial reporting.

EXECUTIVE BOARD AND SUPERVISORY BOARD SHAREHOLDINGS

Section 6.3, sentence 2, in the Code recommends that all directors’ shareholdings be reported in the Corporate Governance Report, broken down by Executive Board and Supervisory Board memberships if the entire holdings exceed 1% of the shares issued by the Company. In fulfillment of this recommendation, we refer to the Compensation Report in our Combined Management Report for 2014, which contains the recommended information.

18      To Our Stakeholders

Report from the Supervisory Board

Professor Hasso Plattner

Chairperson of the

Supervisory Board of SAP SE

Dear Shareholders,

We are pleased to report that 2014 was another good year for SAP and that the Company forged ahead even faster than expected with its transformation into THE cloud company powered by SAP HANA. This is all the more remarkable because the year was marked by political turmoil and economic challenges in some regions of the world.

The software industry is transitioning from traditional on-premise to cloud solutions. The Supervisory Board supports management’s strategy of positioning SAP in the vanguard of that transition. It has put SAP on the road to mastering today’s and tomorrow’s challenges and opportunities and to delivering more of the good results it achieved in 2014.

COOPERATION BETWEEN THE EXECUTIVE AND SUPERVISORY BOARDS

We discharged all of our duties as a Supervisory Board in accordance with the law and the Company’s Articles of Incorporation. We were consulted by the Executive Board throughout the year and kept the global management of the Company under observation and scrutiny for legal compliance, adherence to proper accounting principles, business focus, and reasonableness. We agreed the Company’s strategy with the Executive Board and regularly discussed the Company’s progress toward executing it with the Executive Board. We were directly involved when the Executive Board made any decision of fundamental importance to SAP.

Report from the Supervisory Board      19

We received regular, full, and timely reports, both in writing and from Executive Board members in person. They kept us up to date on the Company’s strategy, plans, business performance, risks, risk management, compliance, and transactions of special significance for SAP. The Executive Board advised us when business deviated from plan or target, and why.

The content and scope of the Executive Board’s reports to us fully met our requirements for them. Whenever we asked for more information than was in the reports, the Executive Board provided it. In particular, the Executive Board came to Supervisory Board meetings for discussion and to answer our questions. We questioned and probed the Executive Board to satisfy ourselves that the information it gave us was plausible.

Section 11 (6) in the Articles of Incorporation lists certain transactions for which management must seek prior approval from the Supervisory Board. When SAP became an SE, the Supervisory Board established a list comprising these transactions and further categories of transactions for which the Executive Board must obtain the Supervisory Board’s consent, in accordance with the German SE Implementation Act, section 19. That list replaced the former list of transactions requiring consent pursuant to the German Stock Corporation Act, section 111 (4). The Supervisory Board carefully considered all transactions in the listed categories and discussed them with the Executive Board, focusing on the benefits, risks, and other effects of each transaction. The Supervisory Board agreed to all transactions for which its consent was sought by the Executive Board.

The Executive Board also kept the chairperson of the Supervisory Board fully informed between meetings of the Supervisory Board and its committees. In particular, the two co-CEOs, and subsequently the sole CEO, met regularly with the chairperson of the Supervisory Board to discuss SAP’s strategy, plans, the Company’s business performance, risks, risk management, compliance, and various other important matters and decisions. The two co-CEOs, and subsequently the sole CEO, informed the Supervisory Board chairperson, without delay, of important events that were significant for assessing SAP’s situation and progress or for the management of SAP.

SUPERVISORY BOARD MEETINGS AND RESOLUTIONS

In 2014, the Supervisory Board of SAP AG held two ordinary and five extraordinary meetings and the Supervisory Board of SAP SE held two ordinary meetings, one inaugural meeting, and two extraordinary meetings at which we deliberated and resolved on all matters of relevance to the Company. We also adopted four resolutions by correspondence vote. It is customary practice at our meetings that the Executive Board withdraws while we deliberate on items that pertain to the Executive Board or require discussion among Supervisory Board members only. We did so at all meetings in 2014 when such items arose. The Supervisory Board discussed the following matters:

CONVERSION OF SAP AG TO A EUROPEAN COMPANY

As in the previous year, we devoted much attention in our deliberations to the matter of converting SAP AG to a European Company (Societas Europaea, SE). It was the subject of three meetings at which members attended in person (“physical meetings”). We were in continuous and detailed consultation with the Executive Board concerning the progress of negotiations with the Special Negotiating Body and adopted resolutions as required in the course of our deliberations. In particular, the conversion was the focus of our ordinary meeting on February 13 and our extraordinary meeting on March 10. Subsequently, together with the Executive Board, we proposed to the Annual General Meeting of Shareholders that the Company be converted to an SE. That proposal was accepted, with 99% of the voted shares in favor. We are confident the SE form of incorporation is right for SAP’s pan-European and international business, and it has allowed us and the representatives of the Company’s European workforce to establish a tailored worker participation model that is set out in the Employee Involvement Agreement.

20      To Our Stakeholders

The conversion became legally effective when SAP SE was entered in the commercial register at the Mannheim Municipal Court in Germany on July 7, 2014, at which time the term of office of the Supervisory Board of SAP AG ended.

ACQUISITIONS IN 2014

The Finance and Investment Committee and the Supervisory Board received reports on each relevant acquisition requiring approval during the year and approved each of the transactions that were subject to their consent. The Company’s two most significant acquisitions in 2014 were Fieldglass, Inc. and Concur Technologies, Inc., the latter being the largest in SAP’s history. At our ordinary meeting in March, we explored the proposal to acquire Fieldglass; then, at an extraordinary meeting on March 25, we considered the proposal in-depth. The Executive Board explained to us all aspects of the acquisition, which we discussed exhaustively. We accepted the recommendation of the Finance and Investment Committee to proceed and its associated recommendation for financing the purchase price. At our extraordinary meeting on September 18, in the course of the envisaged acquisition of Concur, the Executive Board reported to us the rationale for that acquisition in detail, the opportunities and risks it presented, and the proposed terms for which it would be made. We discussed all important aspects of the transaction and then accepted the recommendation of the Finance and Investment Committee to acquire Concur and its recommendation concerning the financing. By correspondence vote in October, we approved the Executive Board’s proposed method of refinancing the purchase price loan. In light of these two acquisitions, we made technical amendments to the 2014 and 2015 performance targets in the Long-Term Incentive (LTI) Plan 2015 and to the performance targets in the Short-Term Incentive (STI) Plan 2015, in accordance with the plan terms. The amendments were necessary to eliminate nonrecurring effects of the Fieldglass and Concur acquisitions on the compensation of Executive Board members.

APPOINTMENTS AND RETIREMENTS

We had to make several decisions concerning the composition of seats on the Executive Board and we approved appointments to the Global Managing Board in 2014. After Vishal Sikka left the Executive Board, we held extraordinary meetings on May 4 and May 13. At our May 4 meeting, we appointed Robert Enslin and Bernd Leukert to the Executive Board and confirmed the appointment of Ingrid-Helen Arnold and Stefan Ries to the Global Managing Board. We approved the board appointment contracts and compensation for the new Executive Board members and the terms of the board contract termination agreement with Vishal Sikka at our extraordinary meeting on May 21, as recommended by the General and Compensation Committee.

Other matters addressed at meetings in 2014 included:

Meeting in February

At our meeting on February 13, the Executive Board presented a review of the Company’s business in 2013 and reported on its market standing and other matters. We discussed strategy and execution with the Executive Board. In particular, the Executive Board explained its strategy in the various product fields and its planned simplification measures, which it had defined as core objectives for 2014. Based on its operational plan for 2014, which the Executive Board presented in detail, we discussed in-depth the 2014 budget presented by the Executive Board, including the 2014 capital expenditure budget and liquidity plan, and gave our approval.

We also received and discussed the recommendation of the General and Compensation Committee concerning Executive Board compensation for 2013. Exercising our discretionary powers under the terms of the STI Plan 2013, we determined performance against the defined targets and decided the payouts for Executive Board members. We discussed performance against the annual financial targets for the Medium-Term Incentive (MTI) Plan 2011 and determined the MTI 2011 plan payout. We determined performance for the purposes of the 2013 tranche of the RSU Milestone Plan 2015. We applied a provision in the plan terms to eliminate significant currency effects in 2013. We then turned our attention to Executive Board compensation for 2014. We identified the key performance indicators (KPIs) and set the target numbers for each KPI in the 2014 STI plan and their relative weightings. Conscious of

Report from the Supervisory Board      21

the growing impetus toward becoming a cloud company and wishing to reinforce it in the incentives for Executive Board members, we amended the performance targets for the 2014 and 2015 tranches of the Restricted Share Units (RSU) Milestone Plan 2015 and fixed their exchange rates to forestall any need for currency effect adjustments in the future. We adopted a resolution on Executive Board members’ individual allocation of rights under the RSU Milestone Plan 2015 (2014 tranche). Finally, we assessed the appropriateness of the Executive Board members’ compensation for 2014, and in each case found it to be appropriate in terms of amount, structure, objective criteria, and for each member’s responsibilities and tasks.

Meeting in March to Discuss the Financial Statements

At our March 20 meeting, we considered the 2013 SAP AG financial statements and consolidated financial statements, the audits conducted by KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG), and the Executive Board’s proposed resolution on the appropriation of SAP AG’s retained earnings for 2013. The Audit Committee reported on all matters for which it is responsible in connection with the 2013 financial statements, particularly on the form and scope of its examination of the documents relating to the financial statements, and recommended that we approve them. The auditor attended the meeting. The auditor reported in detail on the audit and on the results, referring in particular to the six audit focuses that had been agreed between the auditor and the Audit Committee. The auditor also gave us its account of the discussions that had taken place on those matters at the two preceding meetings of the Audit Committee. The auditor discussed the results of the audit with us and answered our questions, and we approved the audit. There were no findings from our own final examination of the 2013 SAP AG financial statements and consolidated financial statements, and we approved them. We examined the Executive Board’s proposal on the appropriation of retained earnings and endorsed it, as recommended by the Audit Committee. We decided on the resolutions we would propose for the agenda of the Annual General Meeting of Shareholders in May 2014. Among them was our recommendation to the shareholders concerning the auditor to elect for 2014; our recommendation followed that of the Audit Committee to us.

At our financial statements meeting, the Executive Board presented its forecast for the first quarter of 2014. The General and Compensation Committee, the Technology and Strategy Committee, the Finance and Investment Committee, the Nomination Committee, and the People and Organization Committee reported to us on all their recent meetings.

SAP SE Supervisory Board Inaugural Meeting in May

We held our inaugural meeting as the first Supervisory Board of SAP SE on May 21, 2014, after the Annual General Meeting of Shareholders. We elected Hasso Plattner to be our chairperson and Christiane Kuntz-Mayr to be our deputy chairperson. We appointed Bill McDermott, Robert Enslin, Bernd Leukert, Luka Mucic, and Gerhard Oswald to the first Executive Board of SAP SE and set their term of office. We filed our written report on the formation audit conducted in connection with the conversion of SAP to an SE. Other items included adopting the Supervisory Board of SAP SE rules of procedure and its list of the categories of transactions for which the Executive Board must obtain the Supervisory Board’s consent in accordance with the German SE Implementation Act, section 19, setting up the Supervisory Board committees of SAP SE, and electing members to those committees. The Supervisory Board of SAP AG subsisted alongside the Supervisory Board of SAP SE until the former board’s term of office expired, which was when the conversion became legally effective.

Meeting in July

We held our first ordinary meeting as the Supervisory Board of SAP SE on July 10. The first item was to approve the nomination of an Executive Board member to be responsible for labor and social affairs. The Executive Board had resolved that Bill McDermott should take on that duty, and we approved its decision.

22      To Our Stakeholders

The Executive Board then reported to us on business in the second quarter of 2014, its assessment of the first half-year as a whole, and various initiatives forming part of the Company’s Run Simple operating principle. Members of the Executive Board told us about second-quarter growth in cloud and about SAP’s competitive situation. We discussed various strategies with Executive Board and Global Managing Board members for achieving the Company’s objectives and we questioned management about progress on technology development related to SAP HANA. We also considered and approved the terms of the directors’ and officers’ liability insurance policies, which come up for renewal every year.

Meeting in October

Our ordinary meeting on October 9 opened with a report from the Executive Board on the state of the business and the preliminary third-quarter results and a discussion of strategic moves planned in light of the changing business.

In agreement with the Executive Board, we then adopted for publication, as every year in October, the annual declaration of implementation of the German Corporate Governance Code (the “Code” in this report) pursuant to the German Stock Corporation Act, section 161. The General and Compensation Committee reported that it had met immediately before our Supervisory Board meeting to verify compliance with the declaration of implementation of the Code. We determined that we have a sufficient number of independent members on the Supervisory Board. Some Supervisory Board members currently have business dealings with SAP or hold a senior position or material equity in companies that currently have business dealings with SAP, or have done so in the course of the year. SAP’s business dealings with these persons or companies are or were at arm’s length. In our view, especially given the limited scope and materiality of those dealings, they do not affect the independence of the Supervisory Board members concerned and do not give rise to any substantial and not merely temporary conflict of interest in the meaning the Code. Responses to the questionnaire designed to evaluate the work of the Supervisory Board had been analyzed and related efficiency measures agreed in October 2013. We now considered the progress of those measures and noted consequent measures.

The General and Compensation Committee, the Technology and Strategy Committee, and the Finance and Investment Committee reported on their recent meetings.

Work of the Supervisory Board Committees

The committees made a key contribution to the work of the Supervisory Board and reported to us on their work. The following committees were in place in 2014 until the Company became SAP SE:

¡	General and Compensation Committee: Hasso Plattner (chairperson), Panagiotis Bissiritsas, Wilhelm Haarmann, Lars Lamadé, Bernard Liautaud, Margret Klein-Magar

¡	Audit Committee: Erhard Schipporeit (chairperson), Stefan Schulz, Inga Wiele, Klaus Wucherer

¡	Finance and Investment Committee: Wilhelm Haarmann (chairperson), Panagiotis Bissiritsas, Hartmut Mehdorn, Kurt Reiner

¡

Technology and Strategy Committee: Hasso Plattner (chairperson), Stefan Schulz (deputy chairperson), Pekka Ala-Pietilä, Anja Feldmann, Margret Klein-Magar Christiane Kuntz-Mayr, Bernard Liautaud, Kurt Reiner, Inga Wiele, Klaus Wucherer

¡	People and Organization Committee: Hasso Plattner (chairperson), Anja Feldmann, Wilhelm Haarmann, Christiane Kuntz-Mayr, Lars Lamadé, Hartmut Mehdorn, Mario Rosa-Bian, Stefan Schulz

¡	Mediation Committee: Hasso Plattner (chairperson), Christiane Kuntz-Mayr, Hartmut Mehdorn, Mario Rosa-Bian

¡	Nomination Committee: Hasso Plattner (chairperson), Pekka Ala-Pietilä, Bernard Liautaud

¡	Special Committee: Hasso Plattner (chairperson), Pekka Ala-Pietilä, Wilhelm Haarmann, Margret Klein-Magar, Lars Lamadé, Erhard Schipporeit

Report from the Supervisory Board      23

As the Supervisory Board of SAP SE, we reconstituted the committees at the time of conversion as follows:

¡

General and Compensation Committee: Hasso Plattner (chairperson), Panagiotis Bissiritsas, Wilhelm Haarmann, Jim Hagemann Snabe, Lars Lamadé, Bernard Liautaud, Margret Klein-Magar, Christiane Kuntz-Mayr

¡	Audit Committee: Erhard Schipporeit (chairperson), Steffen Leskovar, Stefan Schulz, Klaus Wucherer

¡	Finance and Investment Committee: Wilhelm Haarmann (chairperson), Panagiotis Bissiritsas, Hartmut Mehdorn, Kurt Reiner, Mario Rosa-Bian, Jim Hagemann Snabe

¡

Technology and Strategy Committee: Hasso Plattner (chairperson), Stefan Schulz (deputy chairperson), Pekka Ala-Pietilä, Anja Feldmann, Steffen Leskovar, Bernard Liautaud, Margret Klein-Magar, Kurt Reiner

¡	People and Organization Committee: Hasso Plattner (chairperson), Catherine Bordelon, Anja Feldmann, Wilhelm Haarmann, Christiane Kuntz-Mayr, Lars Lamadé, Hartmut Mehdorn, Mario Rosa-Bian

¡	Nomination Committee: Hasso Plattner (chairperson), Pekka Ala-Pietilä, Bernard Liautaud

¡	Special Committee: Hasso Plattner (chairperson), Pekka Ala-Pietilä, Wilhelm Haarmann, Margret Klein-Magar, Lars Lamadé, Erhard Schipporeit

Each of the committees was active in 2014 except the Mediation Committee; a European Company does not require a mediation committee.

For more information about the Supervisory Board committees and their duties, see SAP’s Corporate Governance Statement pursuant to the German Commercial Code, section 289a, published on the SAP public Web site at: http://www.sap.com/ corporate-en/about/investors/governance/index.html.

In 2014, the committees (before July 7, 2014, the committees of the Supervisory Board of SAP AG; after that date, the committees of the Supervisory Board of SAP SE) discussed the following matters:

¡

The General and Compensation Committee held six regular meetings, and, outside these meetings, it adopted four resolutions by correspondence. It prepared the Supervisory Board’s resolutions on compensation of the Executive Board and Global Managing Board members. It considered the report from the capital market compliance officer, which it receives early each year, and it deliberated on the conversion of SAP AG to an SE. When it met in March, the Committee received a report from the corporate governance officer. At its July meeting, it adopted new rules of procedure as a reconstituted committee of the Supervisory Board of SAP SE. When the Committee met in September, the Executive Board reported to it on the tasks and membership of the Global Managing Board in the future. The Committee also considered and recommended resolutions for the Supervisory Board concerning amendments, described above, to the Executive Board members’ compensation packages. At its October meeting, the Committee discussed the Company’s implementation of the Code recommendations and prepared the Supervisory Board’s decisions with respect to the declaration of implementation of the Code and ascertaining the independence of Supervisory Board members.

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The Finance and Investment Committee held four meetings, one of which was a joint meeting with the Technology and Strategy Committee. Outside these meetings it adopted one resolution by correspondence. At its March 10 meeting, management presented outline information about the possible acquisition of Fieldglass, which was under consideration at the time and the Committee received a progress report on the Company’s application for a published credit rating. The Committee discussed the standards for listed-company supervisory board due diligence relating to acquisitions and acquisition financing. The Fieldglass acquisition was also the focus of the Committee’s March 25 meeting. The Executive Board presented full details of the planned purchase, and after an exhaustive examination the Committee decided to recommend to the Supervisory Board that it consent to the acquisition. When it met on September 16, the Committee focused solely on the acquisition of Concur. It received a detailed report from the Executive Board about the strategic backdrop, then thoroughly examined and discussed the proposal within the Committee and made a recommendation

24      To Our Stakeholders

to the Supervisory Board to approve the Concur acquisition. On October 8, the Finance and Investment Committee held a joint meeting with the Technology and Strategy Committee. Matters discussed together included the competitive environment in which SAP operates, an analysis of the major acquisitions in the past three years, acquisition strategy, execution of the cloud platform strategy, and an overview of developments in the field of analytics. By correspondence vote on October 24, the Finance and Investment Committee resolved to make a recommendation to the Supervisory Board about refinancing the purchase price credit for the Concur acquisition.

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The Audit Committee held four meetings at which members attended in person (“physical meetings”) and four telephone conference meetings. The telephone conference meetings were all ahead of the publication of interim reports for each quarter. At these meetings, the Committee primarily deliberated on the course of business over the quarter concerned, the process by which the quarterly financial reports were prepared, the interim report to be published, and insights gained from the auditor’s quarterly review of selected software agreements. The physical meetings in February and March concentrated on the SAP AG and consolidated financial reports for 2013 and the reporting process, the internal controls for financial reporting, the most important accounting methods, and the audit. At the February meeting, the Committee also discussed the German Financial Reporting Enforcement Panel’s criteria and the internal audit service’s report for the previous year, organization and processes, and audit plan for 2014. At its meeting in March, the Committee did preparatory work on the Supervisory Board’s recommendations to the Annual General Meeting of Shareholders concerning the election of an auditor and the appropriation of retained earnings and discussed the Company’s compliance system. When it met in July, the Committee defined the focus and agreed the fees for the audit with the auditor, dealt with the internal audit service’s work in the first half of the year, and discussed the Company’s internal controls. At its October meeting, the Committee discussed the report from the chief compliance officer and other compliance system matters and came to the conclusion that the compliance system was effective. The meeting also deliberated on the Company’s insurance strategy and other risk management matters. The auditor attended all physical meetings and telephone conference meetings of the Audit Committee and reported in depth on its audit work and on its quarterly reviews of selected software agreements.

¡

The Technology and Strategy Committee held three meetings, one of which was a joint meeting with the Finance and Investment Committee. It discussed the key trends in the software industry for the years to come and SAP’s corporate and product strategies. At the Committee’s March 13 meeting, the Executive Board presented the five most strategic issues and objectives for 2014, which included cloud products for human capital management, the new direction for customer relationship management, and user interface design for SAP Fiori. The Executive Board reported to the Committee on SAP HANA Enterprise Cloud and SAP Business Suite in the cloud. The Committee discussed the Company’s product range on July 9. At that meeting, it considered investment and plans for the future in the various product categories. It was given an overview of security design for SAP’s cloud applications. It also discussed product plans in analytics. As reported in the Finance and Investment Committee section above, the Technology and Strategy Committee held a joint meeting with the Finance and Investment Committee on October 8. For more information, see the Finance and Investment Committee section in this Report from the Supervisory Board.

Report from the Supervisory Board      25

¡

The Nomination Committee, whose members are all shareholder representatives, held two meetings in 2014. In February, it met to discuss the composition of the Supervisory Board in the future, when SAP AG had been converted to SAP SE. On March 13, it prepared our selection of recommended candidates for the shareholder seats on the Supervisory Board of SAP SE, to be put to the Annual General Meeting of Shareholders, and discussed potential candidates for the Supervisory Board.

¡

In the past the Special Committee had been tasked with coordinating and managing the Supervisory Board’s outside legal counsel concerned with the investigation and analysis of the facts in connection with the TomorrowNow litigation. We redefined the Committee’s task when, as the Supervisory Board of SAP SE, we reconstituted our committees: It is now tasked with addressing exceptional situations that entail substantial risk, such as major lawsuits. It met only once in 2014, in October, on which occasion it received a report from our retained counsel about the current state of the TomorrowNow litigation.

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The People and Organization Committee held three meetings. In January, it considered the results of the 2013 employee survey, and the Executive Board presented the actions and measures that would be taken in light of those results. In September, the Committee discussed learning and professional development, the approach to learning that SAP was adopting for the future, the deployment of innovative learning methods, and the implementation of people-related projects. On December 16, the Committee met to discuss the Company’s HR strategy and aims for 2014 to 2017. It received progress reports from management on leadership, people sustainability, learning at SAP, and talent recruitment.

Because our committees reported fully to us at all times, the Supervisory Board had all of the information it needed about all of the matters in the ambit of each committee’s allocated work, so we were always able to deliberate on those matters in detail on a well-informed footing.

CORPORATE GOVERNANCE

The corporate governance officer of SAP monitored the Company’s compliance with all recommendations in the German Corporate Governance Code that, in its declaration of implementation of the Code, SAP claims to follow and reported in full to our General and Compensation Committee. Members of the Executive Board and of the Supervisory Board had no conflicts of interest that were required to be disclosed to the Supervisory Board pursuant to sections 4.3.4 and 5.5.2 of the Code. One of our members is a partner in a firm of attorneys that the Company retained for advice; we consented to the engagement of that firm and approved an account for expenses relating to advice that we had authorized from that firm. The member concerned did not take part in the deliberations on these matters or the vote on the related resolution. There were several transactions in 2013 between the Company and a member of the Executive Board; they were consistent with industry standards and were not material. They were approved by the General and Compensation Committee. The Company made no other contracts with members of the Executive Board or Supervisory Board that would have required a resolution of the Supervisory Board.

For more information about Code compliance, see the Executive and Supervisory Boards’ corporate governance report, which is included in this annual report. We closely examined the Executive Board’s corporate governance statement pursuant to the German Commercial Code, section 289a, and we approved the statement with the combined SAP Group and SAP AG management report.

SAP SE AND CONSOLIDATED FINANCIAL REPORTS FOR 2014

KPMG audited the SAP SE and consolidated financial reports for 2014. The Annual General Meeting of Shareholders elected KPMG as the SAP SE and SAP Group auditor on May 21, 2014, in accordance with our proposal to that meeting, which in turn, reflected the recommendation of the Audit Committee. Before proposing KPMG to the Annual General Meeting of

26      To Our Stakeholders

Shareholders as auditor for the year, our chairperson and the Audit Committee obtained confirmation from KPMG that circumstances did not exist that might prejudice or raise any doubt concerning its independence as the Company’s auditor. In that connection, KPMG informed us of the volume of other services it provided to the Group in the past year and had been engaged to provide in the year to come. The Supervisory Board has agreed with KPMG that the auditor should report to us and record in the auditor’s report any fact found during the audit that is inconsistent with the declaration given by the Executive Board and us concerning implementation of the German Corporate Governance Code. KPMG examined the SAP SE financial statements prepared in accordance with the German Commercial Code, the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as required by the German Commercial Code, section 315a, and the combined SAP Group and SAP SE management report, and certified them without qualification. The auditor thus confirmed that, in its opinion and based on its audit in accordance with the applicable accounting principles, the SAP SE and consolidated financial statements give a true and fair view of the net assets, financial position, and results of operations of SAP SE and the SAP Group. The auditor also confirmed that the combined SAP Group and SAP SE management report is consistent with the corresponding financial statements and as a whole gives a true and fair view of the position of SAP SE and the SAP Group and of foreseeable opportunities and risks. KPMG audited the Company’s system of internal controls over financial reporting and certified without qualification that it complies with the applicable U.S. standards. The auditor states in its opinion that it considers SAP’s internal controls over financial reporting to be effective in all material respects. All Audit Committee and Supervisory Board members received the documents concerning the financial statements mentioned above, the audit reports prepared by KPMG, and the Executive Board’s proposal concerning the appropriation of retained earnings in good time.

On February 12, 2015, the Executive Board finalized the financial reports of SAP SE and the Group for 2014, comprising the SAP SE financial statements, the consolidated financial statements, and the combined management report, for submission to us forthwith.

At the meeting of the Audit Committee on March 18, 2015, and at the meeting of the Supervisory Board on March 19, 2015, the Executive Board explained the financial statements and management report of SAP SE and the Group and its proposal concerning the appropriation of retained earnings. Members of the Executive Board answered questions from the Audit Committee and the Supervisory Board. At the Audit Committee meeting, they also explained the SAP Annual Report on Form 20-F.

After the Executive Board had explained them, the Audit Committee and the Supervisory Board reviewed the financial statements and reports in the light of KPMG’s audit reports. The representatives of the auditor who attended presented full reports on the audit and the results of the audit to the Audit Committee and Supervisory Board meetings and explained the audit report. The auditor also reported that it had not found any material weaknesses in the Company’s internal control and risk-management systems for financial reporting. Both the Audit Committee and the Supervisory Board asked detailed questions about the form, scope, and results of the audit. The Audit Committee reported to us on its own review of the financial statements and management report of SAP SE and the Group, its discussions with the Executive Board and with the auditor, and its supervision of the financial reporting process. It confirmed that as part of its supervisory work, it had addressed the effectiveness of the SAP Group internal control, risk management, and internal auditing systems and found them to be effective.

The Committee reported that KPMG had told it no circumstances had arisen during the audit that might give cause for concern about KPMG’s impartiality and had listed the services it had provided that were not part of the audit. The Committee reported to us that it had examined the auditor’s independence, taking the non-audit services it had rendered into consideration, and stated that, in the Committee’s opinion, the auditor possessed the required degree of independence.

Report from the Supervisory Board      27

The Audit Committee and the Supervisory Board satisfied themselves that KPMG had conducted the audit properly. In particular, we concluded that both the audit reports and the audit itself fulfilled the legal requirements. On the basis of the Audit Committee’s report and recommendation, we approved the audit and, since there were no findings from our own examination, we gave our consent to the SAP SE financial statements, the consolidated financial statements, and the combined management report (including the Executive Board’s corporate governance statement pursuant to the German Commercial Code, section 289a). The financial statements and combined management report were thus formally adopted. Our assessment of the situation and operations of the Company and the Group coincides with that of the Executive Board as set out in the combined management report. We considered the proposal presented by the Executive Board concerning the appropriation of retained earnings. We had regard to the requirements of dividends policy, the effects on the liquidity of the Group, and the interests of the shareholders. We also discussed these matters with the auditor. We then accepted and adopted the recommendation of the Audit Committee concerning the appropriation of retained earnings. Finally, we approved this present report.

CHANGES ON THE SUPERVISORY AND EXECUTIVE BOARDS

We appointed Bernd Leukert and Robert Enslin to the Executive Board of SAP AG with effect from May 4, 2014. Vishal Sikka’s service on the Executive Board ended on May 4, 2014. Jim Hagemann Snabe’s service on the SAP AG Executive Board ended at the conclusion of the Annual General Meeting of Shareholders on May 21, 2014. Werner Brandt’s service on the Executive Board of SAP AG ended on June 30, 2014. His successor, Luka Mucic, took office on July 1, 2014. All other serving members of the Executive Board of SAP AG were appointed to the Executive Board of SAP SE as part of the process of converting SAP AG to an SE.

The Annual General Meeting of Shareholders of SAP AG elected Hasso Plattner, Pekka Ala-Pietilä, Anja Feldmann, Wilhelm Haarmann, Jim Hagemann Snabe, Bernard Liautaud, Hartmut Mehdorn, Erhard Schipporeit, and Klaus Wucherer as the shareholder representatives on the first Supervisory Board of SAP SE on May 21, 2014. The employee representatives Panagiotis Bissiritsas, Catherine Bordelon, Margret Klein-Magar, Christiane Kuntz-Mayr, Lars Lamadé, Steffen Leskovar, Kurt Reiner, Mario Rosa-Bian, and Stefan Schulz were appointed to the Supervisory Board of SAP SE for a term ending at the conclusion of the 2015 Annual General Meeting of Shareholders, in accordance with the Employee Involvement Agreement. The number of seats on the Supervisory Board thus increased from 16 to 18.

The Supervisory Board thanks the Executive Board and Global Managing Board, the managing directors of the Group companies, and all of the employees for their hard work and dedication in 2014. We would also like to thank our customers and partners. Without them, our Company’s success would not be possible.

For the Supervisory Board

Hasso Plattner
(Chairperson)

28      To Our Stakeholders

Compensation Report1)

COMPENSATION FOR EXECUTIVE AND SUPERVISORY BOARD MEMBERS

This compensation report outlines the criteria that we applied for the year 2014 to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation systems. It also contains information about share-based payment plans for Executive Board members, shares held by Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.

COMPENSATION FOR EXECUTIVE BOARD MEMBERS

Compensation System for 2014

The compensation for 2014 for Executive Board members is intended to reflect SAP’s size and global presence as well as our economic and financial standing. The compensation level is internationally competitive to reward committed, successful work in a dynamic business environment.

The Executive Board compensation package is performance-based. It has three elements:

¡	A fixed annual salary element

¡	A variable short-term incentive (STI) element to reward performance in the plan year

¡	A variable long-term incentive (LTI) element tied to the price of SAP shares to reward performance over multiple years

The Supervisory Board set a compensation target for the sum of the fixed and the variable elements. It reviews, and if appropriate, revises, this compensation target every year. The review takes into account SAP’s business performance and the compensation paid to board members at comparable companies on the international stage. The amount of variable compensation depends on SAP’s performance against performance targets that the Supervisory Board sets for each plan year. The performance targets are key performance indicator (KPI) values aligned to the SAP budget for the plan year.

The following criteria apply to the elements of Executive Board compensation for 2014:

¡	The fixed annual salary element is paid as a monthly salary.

¡

The variable STI element was determined under the STI 2014 plan. Under this plan, the STI compensation depends on the SAP Group’s performance against the predefined target values for three KPIs: non-IFRS constant currency software and software-related services growth, non-IFRS constant currency operating margin increase, and non-IFRS constant currency new and upsell bookings. In addition, the STI 2014 plan provides for a discretionary element that allows the Supervisory Board, after the end of the fiscal year 2014, to address not only an Executive Board member’s individual performance, but also SAP’s performance in terms of market position, innovative power, customer satisfaction, employee satisfaction, and attractiveness as an employer. Moreover, if there has been any extraordinary and unforeseeable event the Supervisory Board can, at its reasonable discretion, retroactively adjust payouts up or down in the interest of SAP. On February 12, 2015, the Supervisory Board assessed SAP’s performance against the agreed targets and determined the amount of compensation payable under the STI 2014 plan. The STI 2014 plan pays out after the Annual General Meeting of Shareholders in May 2015.

¡

The variable LTI element was determined under the RSU Milestone Plan 2015. “RSU” stands for “restricted share unit.” This originally four-year plan was established in 2012 and focuses on the SAP share price and on certain objectives derived from our Company strategy for the years through 2015. For each of the four years, the members of the Executive Board are allocated a certain number of RSUs for the respective year based on a budget amount that was granted to each Executive Board member in 2012 already for each of the years 2012 through 2015. The number of RSUs allocated to each member for a given year is his or her target amount (an amount in euros) for that year divided by the SAP share price over a reference period (defined in the RSU Milestone Plan 2015 terms) at the beginning of the respective year.

1)	This compensation report is part of the audited management report.

Compensation Report      29

The number of RSUs an Executive Board member actually earns in respect of a given year depends on the Company performance against the objectives for that year (a year is a “performance period” in the plan). The objectives derive from SAP’s strategy for the period to 2015. The plan objectives relate to two KPIs: non-IFRS total revenue and non-IFRS operating profit. The KPI targets have already been set for the entire life of the RSU Milestone Plan 2015 for the years 2012 to 2015. The original terms and conditions of the plan only allowed discretion to adjust those KPIs for predefined extraordinary events. In December 2014, the Supervisory Board adjusted the terms and conditions of the plan to allow more discretion to adjust the KPIs and/or the minimum performance levels embedded in the plan. The plan amendment may only be exercised to preserve the fair and equitable nature of the plan in consideration of business developments that were not foreseeable when the LTI was implemented in 2012.

In February 2014, the Supervisory Board modified the RSU Milestone Plan 2015 prospectively for 2014 and 2015 by eliminating the effects of exchange rate fluctuation on the underlying KPI targets. In February 2015, the Supervisory Board modified the RSU Milestone Plan 2015 and reduced the minimum performance level of the financial KPIs defined in the plan from 80% to 60%. In addition, the Supervisory Board also resolved to set new target values for those two financial KPIs for 2015 regarding this plan.

After the end of each fiscal year, the Supervisory Board assesses the Company’s performance against the objectives set for that year and determines the number of RSUs to be finally allocated to (and which then vest in) each Executive Board member. No RSUs vest if minimum performance levels predefined for each of the two KPIs are not achieved. There is also a cap: Normally, the quantity of vested RSUs a member can attain in respect of a plan year is capped at 150% of his or her initial RSU allocation for that year.

The Company strategy underlying the RSU Milestone Plan 2015 focuses on where SAP aims to be by the end of 2015, so the plan gives greater weight to performance against the KPI targets for 2015 (the final year of the plan) than against the targets for 2012 through 2014. After the end of 2015, the number of vested RSUs a member of the Executive Board actually receives for that year is revised. In circumstances where the targets for the individual years 2012 to 2014 were not achieved but the 2015 targets are achieved, the outcome of this revision would be that a member would receive as many vested RSUs for 2015 as would make up for any that he or she did not receive in the earlier years by reason of failure to achieve targets. On the other hand, if the Company underachieves against the 2015 objectives, Executive Board members may, in a worst-case scenario, lose all of the vested RSUs allocated to them for 2015.

All vested RSUs are subject to a three-year holding period. The holding period commences at the end of the year for which the RSUs were allocated. The amount an RSU eventually pays out depends on the SAP share price at the end of the holding period. A member who leaves the Executive Board before the end of the plan retains his or her vested RSUs for completed plan years but does not retain any allocated but unvested RSUs for the year during which he or she leaves. If a member leaves the Executive Board before the beginning of the subsequent year, no RSUs are finally allocated.

Each vested RSU entitles its holder to a (gross) payout corresponding to the price of one SAP share after the end of the three-year holding period. The applicable share price is measured over a reference period defined in the RSU Milestone Plan 2015 terms.

For the terms and details of the RSU Milestone Plan 2015, see the Notes to Consolidated Financial Statements section, Note (28). The number of RSUs initially issued to each member of the Executive Board under the RSU Milestone Plan 2015 for 2014 was decided by the Supervisory Board on February 13, 2014. The number of RSUs finally allocated to each member of the Executive Board under the RSU Milestone Plan 2015 for 2014 was decided by the Supervisory Board on February 12, 2015.

The contracts of Executive Board members Bill McDermott and Robert Enslin require that compensation payments are made in U.S. dollars. The contracts include clauses that determine the exchange rates for the translation of euro-denominated compensation into U.S. dollars.

30      To Our Stakeholders

Amount of Compensation for 2014

We present separately Executive Board compensation disclosures under three different compensation disclosure approaches:

¡

Compensation disclosures under a management view that follows the requirements of sections 314 and 315 of the German Commercial Code (Handelsgesetzbuch, or “HGB”) as specified in the German Accounting Standards (“GAS 17”) except that it allocates share-based compensation to the periods to which this compensation economically belongs

¡	Compensation disclosures fully in accordance with the requirements of sections 314 and 315 of the HGB as specified in GAS 17

¡	Compensation disclosures in accordance with the recommendations of the German Corporate Governance Code (“Code”)

I. Executive Board Members’ Compensation – Management View

Executive Board Members’ Compensation for 2014 – Management View

€ thousands

	Fixed Elements		Performance-Related Element		Compensation for 20141)
			Short-Term Incentive Element	Long-Term Incentive Element
	Salary	Other1)	STI	Share-Based Payment (RSU Milestone Plan 2015)2)
Bill McDermott (CEO)	1,150.0	861.4	2,036.7	4,040.5	8,088.6
Jim Hagemann Snabe (co-CEO and member until May 21, 2014)	448.8	2,647.1	–	–	3,095.9
Dr. Werner Brandt (until June 30, 2014)	350.0	1,418.8	–	–	1,768.8
Robert Enslin (from May 4, 2014)	462.9	121.0	817.3	939.4	2,340.6
Bernd Leukert (from May 4, 2014)	462.9	12.2	817.3	939.4	2,231.8
Luka Mucic (from July 1, 2014)	350.0	4.3	621.4	729.0	1,704.7
Gerhard Oswald	700.0	22.0	1,232.7	1,449.4	3,404.1
Dr. Vishal Sikka (until May 4, 2014)	291.7	1,367.5	–	–	1,659.2

Total	4,216.3	6,454.3	5,525.4	8,097.7	24,293.7

Compensation Report      31

Executive Board Members’ Compensation for 2013 – Management View

€ thousands

	Fixed Elements		Performance-Related Element			Compensation for 20131)
			Short-Term and Medium-Term Incentive Elements		Long-Term Incentive Element
	Salary	Other1)	STI	MTI 2011	Share-Based Payment (RSU Milestone Plan 2015)2)
Bill McDermott (co-CEO)	1,150.0	1,570.5	1,737.2	1,011.1	4,143.5	9,612.3
Jim Hagemann Snabe (co-CEO)	1,150.0	6,082.9	1,737.2	1,011.1	–	9,981.2
Dr. Werner Brandt	700.0	29.0	1,051.5	611.0	1,486.4	3,877.9
Lars Dalgaard (until May 31, 2013)3)	291.7	203.3	469.1	–	–	964.1
Luisa Deplazes Delgado (until June 30, 2013)3)	350.0	26.1	421.0	–	–	797.1
Gerhard Oswald	700.0	17.0	1,051.5	611.0	1,486.4	3,865.9
Dr. Vishal Sikka	700.0	383.6	1,051.5	611.0	1,486.4	4,232.5

Total	5,041.7	8,312.4	7,519.0	3,855.2	8,602.7	33,331.0

1)

Insurance contributions, benefits in kind, expenses for maintenance of two households, relocation costs (in 2013 only), non-recurring payments, use of aircraft, tax, cash disbursement of short- and long-term incentive elements, and discrete payments arising through application of the fixed exchange-rate clause. The effects from the application of the fixed exchange-rate clause are disclosed under “Other.” The amount for Jim Hagemann Snabe under “Other” (2013 respectively 2014) includes the fixed payments for the 2012 and 2013 RSUs respectively 2014 RSUs according to the description below.

2)	Compensation attributable to Executive Board members for the respective year, including the respective year’s plan tranche of LTI 2015 based on the grant value at time of grant.

3)	Salary and STI for 2013 are pro rata temporis amounts until the end of the respective term. The RSUs allocated for 2013 were forfeited at the end of their contracts.

In 2012, the Executive Board members acting at that time already received all grants for the years 2012 to 2015 under the RSU Milestone Plan 2015. The Executive Board members appointed in 2014 received respective grants for the years 2014 and 2015 after their appointment. These grants, which are dependent on recipients’ uninterrupted tenure as Executive Board members in the respective years, are tied to the respective years and thus – from an economic perspective – represent compensation for the Executive Board members in the respective years. Accordingly, the share-based payment amounts in the tables above include in the 2014 and 2013 compensation the grants under the RSU Milestone Plan 2015 for the years 2014 and 2013 respectively although they were already granted in 2012. For the Executive Board members appointed in 2014, the 2014 compensation includes the RSU Milestone Plan 2015 awards granted for 2014 but excludes the awards granted in 2014 for 2015. Except for this allocation of share-based compensation awards to the fiscal years, the disclosures above comply with the sections 314 and 315 of HGB as specified in GAS 17.

Jim Hagemann Snabe resigned from the Executive Board with effect from May 21, 2014 (Annual General Meeting of Shareholders). To replace the payout for the RSUs granted to him in 2012 under the RSU Milestone Plan he was paid €6,485,800. Of that amount, the grant value at time of grant amounting to €4,318,400 was already included in his 2012 compensation. The remaining €2,167,400 was included in his 2013 compensation (see below) as it was granted to him in 2013. The RSUs granted to Mr. Snabe in 2013 were converted into a fixed payment of €3,768,300 which was included in 2013 compensation. To compensate for his 2014 RSUs, Mr. Snabe received a prorated payment of €1,700,000 in respect of the period he served in 2014 which is included in 2014 compensation. Both amounts were paid out after the close of the Annual General Meeting of Shareholders in May 2014.

32      To Our Stakeholders

The share-based payment amounts included in the 2014 and 2013 compensation result from the following RSUs under the RSU Milestone Plan 2015.

Share-Based Payment Under RSU Milestone Plan 2015 (Grants for 2014)

	Grants for 2014
	Quantity	Grant Value per Unit at Time of Grant	Total Grant Value at Time of Grant
		€	€ thousands
Bill McDermott (CEO)	76,374	52.90	4,040.5
Dr. Werner Brandt (until June 30, 2014)1)	–	–	–
Robert Enslin (from May 4, 2014)	18,164	51.72	939.4
Bernd Leukert (from May 4, 2014)	18,164	51.72	939.4
Luka Mucic (from July 1, 2014)	13,811	52.78	729.0
Gerhard Oswald	27,396	52.90	1,449.4
Dr. Vishal Sikka (until May 4, 2014)1)	–	–	–

Total	153,909		8,097.7

1)	The allocations for Werner Brandt (27,396 RSUs), and Vishal Sikka (27,396 RSUs) were forfeited at the end of their contracts. Consequently, they are not disclosed in the table above.

Share-Based Payment Under RSU Milestone Plan 2015 (Grants for 2013)

	Grants for 2013
	Quantity	Total Grant Value at Time of Grant1)
		€ thousands
Bill McDermott (co-CEO)	73,289	4,143.5
Jim Hagemann Snabe co-CEO)2)	–	–
Dr. Werner Brandt	26,290	1,486.4
Lars Dalgaard (until May 31, 2013)2)	–	–
Luisa Deplazes Delgado (until June 30, 2013)2)	–	–
Gerhard Oswald	26,290	1,486.4
Dr. Vishal Sikka	26,290	1,486.4

Total	152,159	8,602.7

1)	The grant value of each RSU allocated in 2013 was €56.54.

2)

The allocations for Jim Hagemann Snabe (73,289 RSUs) were converted into a fixed payment. The allocations for Lars Dalgaard (26,290 RSUs) and Luisa Deplazes Delgado (21,562 RSUs) were forfeited at the end of their contracts. Consequently, they are not disclosed in the table above.

Compensation Report      33

II. Executive Board Members’ Compensation According to HGB and GAS 17

Under the compensation disclosure rules of the German HGB and GAS 17, share-based compensation awards are to be included in the compensation of the year of grant, even if the awards are tied to future years. Accordingly, and in contrast to, the compensation amounts disclosed under the management view above, the Executive Board compensation amounts determined under HGB and GAS 17 for 2013 and 2014;

¡	Exclude the share-based compensation awards granted to Executive Board members in 2012 for the years 2013 and 2014 as these were already included in the 2012 compensation

¡	Include in full the grants for 2014 and 2015 made to Executive Board members appointed in 2014, that is, also including the grant for 2015

Including RSU Milestone Plan 2015 awards for 2014 and 2015 granted in 2014 to Robert Enslin (€1,574,800 for each of the two years), Bernd Leukert (2014: €1,280,000; 2015: €1,574,800), and Luka Mucic (2014: €1,141,000; 2015: €1,574,800) upon their appointment to the Executive Board, the total Executive Board compensation for 2014 calculated as required under section 314 of the German Commercial Code amounts to €23,216,200, thereof: Bill McDermott €4,048,100; Jim Hagemann Snabe €1,395,900; Werner Brandt €1,768,800; Robert Enslin €4,550,800; Bernd Leukert €4,147,200; Luka Mucic €3,691,500; Gerhard Oswald €1,954,700; and Vishal Sikka €1,659,200.

Including RSU Milestone Plan 2015 awards for 2014 and 2015 granted in 2013 to Gerhard Oswald (€1,574,800 for each of the two years) upon the extension of his Executive Board contract, the total Executive Board compensation for 2013 calculated as required under section 314 of the German Commercial Code amounts to €24,109,600, thereof: Bill McDermott €5,468,800; Jim Hagemann Snabe €6,212,900; Werner Brandt €2,391,500; Lars Dalgaard €964,100; Luisa Deplazes Delgado €797,100; Gerhard Oswald €5,529,100; and Vishal Sikka €2,746,100.

All amounts as determined under HGB and GAS 17, other than share-based compensation, are identical to the amounts disclosed under the management view above.

III. Executive Board Members’ Compensation According to the Code

Pursuant to the recommendations of the Code dated June 24, 2014, the value of benefits granted for the year under review as well as the allocation, that is the amounts disbursed for the year under review, are disclosed below based on the reference tables recommended in the Code.

In contrast to the disclosure rules stipulated in the German HGB and GAS 17, the Code includes the service cost according to IAS 19 in the Executive Board compensation and requires the additional disclosure of the target value for the one-year variable compensation and the maximum and minimum compensation amounts achievable for the variable compensation elements. However, due to the payouts under the RSU Milestone Plan 2015 not being capped, there is no disclosure to be made for the maximum variable compensation amount achievable (marked as “NA” in the table below).

34      To Our Stakeholders

German Corporate Governance Code (Benefits Granted in 2013 and 2014)

Benefits granted € thousands	Bill McDermott CEO				Jim Hagemann Snabe Co-CEO and Member of the Executive Board (until May 21, 2014)
	20141)	2014 (Min)	2014 (Max)	20131)	20142)	2014 (Min)	2014 (Max)	2013
Fixed compensation	1,150.0	1,150.0	1,150.0	1,150.0	2,148.8	2,148.8	2,148.8	1,150.0
Fringe benefits3)	861.4	861.4	861.4	1,570.5	228.6	228.6	228.6	147.2

Total	2,011.4	2,011.4	2,011.4	2,720.5	2,377.4	2,377.4	2,377.4	1,297.2
One-year variable compensation	1,860.0	0	3,371.3	1,860.0	1,860.0	0	3,371.3	1,860.0
Multi-year variable compensation
LTI HANA	–	–	–	–	–	–	–	–
RSU Milestone Plan 2015	–	–	NA	–	–	–	NA	–

Total	3,871.4	2,011.4	NA	4,580.5	4,237.4	2,377.4	NA	3,157.2
Service cost	646.8	646.8	646.8	698.4	117.9	117.9	117.9	282.9

Total	4,518.2	2,658.2	NA	5,278.9	4,355.3	2,495.3	NA	3,440.1
German Corporate Governance Code (Benefits Granted in 2013 and 2014)
Benefits granted € thousands	Dr. Werner Brandt Member of the Executive Board (until June 30, 2014)				Robert Enslin Member of the Executive Board (from May 4, 2014)
	20142)	2014 (Min)	2014 (Max)	2013	20141)	2014 (Min)	2014 (Max)	20131)
Fixed compensation	1,138.0	1,138.0	1,138.0	700.0	462.9	462.9	462.9	–
Fringe benefits3)	68.0	68.0	68.0	29.0	121.0	121.0	121.0	–

Total	1,206.0	1,206.0	1,206.0	729.0	583.9	583.9	583.9	–
One-year variable compensation	1,125.8	0	2,040.5	2,040.5	746.4	0	1,352.9	–
Multi-year variable compensation
LTI HANA	–	–	–	–	–	–	–	–
RSU Milestone Plan 2015	–	–	NA	–	939.4	0	NA	–

Total	2,331.8	1,206.0	NA	2,769.5	2,269.7	583.9	NA	–
Service cost	0	0	0	0	148.1	148.1	148.1	–

Total	2,331.8	1,206.0	NA	2,769.5	2,417.8	732.0	NA	–

Compensation Report      35

German Corporate Governance Code (Benefits Granted in 2013 and 2014)

Benefits granted € thousands	Bernd Leukert Member of the Executive Board (from May 4, 2014)				Luka Mucic Member of the Executive Board (from July 1, 2014)
	2014	2014 (Min)	2014 (Max)	2013	2014	2014 (Min)	2014 (Max)	2013
Fixed compensation	462.9	462.9	462.9	–	350.0	350.0	350.0	–
Fringe benefits3)	12.2	12.2	12.2	–	4.3	4.3	4.3	–

Total	475.1	475.1	475.1	–	354.3	354.3	354.3	–
One-year variable compensation	746.4	0	1,352.9	–	567.5	0	1,028.6	–
Multi-year variable compensation
LTI HANA	–	–	–	–	–	–	–	–
RSU Milestone Plan 2015	939.4	0	NA	–	729.0	0	NA	–

Total	2,160.9	475.1	NA	–	1,650.8	354.3	NA	–
Service cost	0	0	0	–	0	0	0	–

Total	2,160.9	475.1	NA	–	1,650.8	354.3	NA	–
German Corporate Governance Code (Benefits Granted in 2013 and 2014)
Benefits granted € thousands	Gerhard Oswald Member of the Executive Board				Dr. Vishal Sikka Member of the Executive Board (until May 4, 2014)
	2014	2014 (Min)	2014 (Max)	2013	20141)	2014 (Min)	2014 (Max)	20131)
Fixed compensation	700.0	700.0	700.0	700.0	291.7	291.7	291.7	700.0
Fringe benefits3)	22.0	22.0	22.0	17.0	92.8	92.8	92.8	383.6

Total	722.0	722.0	722.0	717.0	384.5	384.5	384.5	1,083.6
One-year variable compensation	1,125.8	0	2,040.5	1,125.8	1,125.8	0	2,040.5	1,125.8
Multi-year variable compensation
LTI HANA	–	–	–	–	1,000.0	0	2,000.0	586.3
RSU Milestone Plan 2015	1,449.4	0	NA	–	–	–	NA	–

Total	3,297.2	722.0	NA	1,842.8	2,510.3	384.5	NA	2,795.7
Service cost	0	0	0	0	59.9	59.9	59.9	153.9

Total	3,297.2	722.0	NA	1,842.8	2,570.2	444.4	NA	2,949.6

1)	The value of the fixed and one-year variable elements is subject to a contractual exchange-rate clause applied at the end of the year, so the amounts actually paid may be greater.

2)	The fixed compensation includes a settlement of the RSU tranche 2014 (Jim Hagemann Snabe: €1,700,000) and a retention bonus (Werner Brandt: €788,000).

3)	Insurance contributions, benefits in kind, expenses for maintenance of two households, use of aircraft, tax and discrete payments arising through application of the fixed exchange-rate clause.

36      To Our Stakeholders

The total Executive Board compensation granted according to the Code amounted to €23,302,200 (2013: €16,280,900).

German Corporate Governance Code (Allocation)

Allocation € thousands	Bill McDermott CEO		Jim Hagemann Snabe Co-CEO and Member of the Executive Board (until May 21, 2014)		Dr. Werner Brandt Member of the Executive Board (until June 30, 2014)		Robert Enslin Member of the Executive Board (from May 4, 2014)
	2014	2013	2014	2013	2014	2013	2014	2013
Fixed compensation	1,150.0	1,150.0	2,148.8	1,150.0	1,138.0	700.0	462.9	–
Fringe benefits1)	861.4	1,570.5	228.6	147.2	68.0	29.0	121.0	–

Total	2,011.4	2,720.5	2,377.4	1,297.2	1,206.0	729.0	583.9	–
One-year variable compensation	1,737.2	1,545.7	1,737.2	1,545.7	1,051.5	935.5	–	–
Multi-year variable compensation
RSU Milestone Plan 2015	–	–	10,254.1	–	–	–	–	–
LTI HANA	–	–	–	–	–	–	–	–
MTI	1,011.1	1,067.6	1,011.1	1,067.6	611.0	645.1	–	–
SAP SOP 2010	–	–	–	–	–	–	–	–
SAP SOP 2009	378.7	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–	–

Total	5,138.4	5,333.8	15,379.8	3,910.5	2,868.5	2,309.6	583.9	–
Service cost	646.9	698.4	117.9	282.9	0	0	148.1	–

Total	5,785.3	6,032.2	15,497.7	4,193.4	2,868.5	2,309.6	732.0	–

The total Executive Board compensation allocated according to the Code amounted to €32,687,400 (2013: €17,583,100).

END-OF-SERVICE BENEFITS

Regular End-of-Service Undertakings

Retirement Pension Plan

The following retirement pension agreements apply to the individual members of the Executive Board:

¡

Werner Brandt (who retired as of June 30, 2014), Bernd Leukert, Luka Mucic, and Gerhard Oswald receive a retirement pension when they reach the retirement age of 60 (62 for Board Members appointed after January 1, 2012) and retire from their Executive Board seat, or a disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependent’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until the beneficiary’s 60th birthday, after which it is replaced by a retirement pension. The surviving dependent’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP SE. Current pension payments are reviewed annually for adjustments

Compensation Report      37

German Corporate Governance Code (Allocation)

Allocation € thousands	Bernd Leukert Member of the Executive Board (from May 4, 2014)		Luka Mucic Member of the Executive Board (from July 1, 2014)		Gerhard Oswald Member of the Executive Board		Dr. Vishal Sikka Member of the Executive Board (until May 4, 2014)
	2014	2013	2014	2013	2014	2013	2014	2013
Fixed compensation	462.9	–	350.0	–	700.0	700.0	291.7	700.0
Fringe benefits1)	12.2	–	4.3	–	22.0	17.0	92.8	383.0

Total	475.1	–	354.3	–	722.0	717.0	384.5	1,083.0
One-year variable compensation	–	–	–	–	1,051.5	935.5	1,051.5	935.5
Multi-year variable compensation
RSU Milestone Plan 2015	–	–	–	–	–	–	–	–
LTI HANA	–	–	–	–	–	–	892.2	–
MTI	–	–	–	–	611.0	645.1	611.0	577.9
SAP SOP 2010	–	–	–	–	1,590.9	–	–	–
SAP SOP 2009	–	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–	–

Total	475.1	–	354.3	–	3,975.4	2,297.6	2,939.2	2,596.4
Service cost	0	–	0	–	0	0	59.9	153.9

Total	475.1	–	354.3	–	3,975.4	2,297.6	2,999.1	2,750.3

1)	Insurance contributions, benefits in kind, expenses for maintenance of two households, use of aircraft, tax and discrete payments arising through application of the fixed exchange-rate clause.

and, if applicable, increased according to the surplus in the pension liability insurance. If service is ended before the retirement age of 60 (62 for Board Members appointed after January 1, 2012), pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.

The applied retirement pension plan is contributory. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 180% of annual base salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.

Originally, Gerhard Oswald was under a performance-based retirement plan. This plan was discontinued when SAP introduced a contributory retirement pension plan in 2000. His pension benefits are derived from any accrued entitlements on December 31, 1999, under performance- based pension agreements and a salary-linked contribution for the period commencing January 1, 2000. Gerhard Oswald’s rights to retirement pension benefits will increase by further annual contributions because he remains a member of the Executive Board after his 60th birthday until his scheduled retirement on December 31, 2016.

Werner Brandt’s rights to retirement pension benefits increased by further contributions after his 60th birthday until he retired from the Executive Board on June 30, 2014.

¡

Instead of paying for entitlements under the pension plan for Executive Board members, SAP paid an equivalent amount to a third-party pension plan for Jim Hagemann Snabe (2014: €117,900; 2013: €282,900).

38      To Our Stakeholders

¡

Bill McDermott has rights to future benefits under the portion of the pension plan for SAP America classified as “NonQualified Retirement Plan” according to the U.S. Employee Retirement Income Security Act (ERISA). The “Non-Qualified” pension plan of SAP America is a cash balance plan that on retirement provides either monthly pension payments or a lump sum. The pension becomes available from the beneficiary’s 65th birthday. Subject to certain conditions, the plan also provides earlier payment or invalidity benefits. The “Non-Qualified” pension plan closed with effect from January 1, 2009. Interest continues to be paid on the earned rights to benefits within this plan.

SAP made contributions to a third-party pension plan for Bill McDermott (2014: €646,800; 2013: €698,400), Robert Enslin (2014: €148,100), and Vishal Sikka (2014: €59,900; 2013: €153,900). SAP’s contributions are based on payments by Bill McDermott, Robert Enslin, and Vishal Sikka into this pension plan.

Total Defined Benefit Obligation (DBO) and the Total Accruals for Pension Obligations to Executive Board Members

€ thousands

	Bill McDermott (CEO)	Dr. Werner Brandt (until June 30, 2014)	Bernd Leukert (from May 4, 2014)1)	Luka Mucic (from July 1, 2014)1)	Gerhard Oswald	Total
DBO January 1, 2013	1,075.1	2,041.5	–	–	5,716.8	8,833.4
Less plan assets market value January 1, 2013	0	1,348.0	–	–	4,194.5	5,542.5

Accrued January 1, 2013	1,075.1	693.5	–	–	1,522.3	3,290.9
DBO change in 2013	-32.4	96.0	–	–	99.7	163.3
Plan assets change in 2013	0	226.2	–	–	456.8	683.0
DBO December 31, 2013	1,042.7	2,137.5	–	–	5,816.5	8,996.7
Less plan assets market value December 31, 2013	0	1,574.2	–	–	4,651.3	6,225.5

Accrued December 31, 2013	1,042.7	563.3	–	–	1,165.2	2,771.2
DBO change in 2014	169.8	475.1	123.2	102.8	1,404.9	2,275.8
Plan assets change in 2014	0	176.0	94.6	67.8	341.1	679.5
DBO December 31, 2014	1,212.5	2,612.6	123.2	102.8	7,221.4	11,272.5
Less plan assets market value December 31, 2014	0	1,750.2	94.6	67.8	4,992.4	6,905.0

Accrued December 31, 2014	1,212.5	862.4	28.6	35.0	2,229.0	4,367.5

1)	The values shown here only reflect the pension entitlements that Bernd Leukert and Luka Mucic will receive from the retirement pension plan for Executive Board members.

Compensation Report      39

The table below shows the annual pension entitlement of each member of the Executive Board on reaching the scheduled retirement age (60 for Executive Board members initially appointed before 2014 and 62 for Executive Board members initially appointed in 2014) based on entitlements from SAP under performance-based and salary-linked plans vested on December 31, 2014.

Annual Pension Entitlement

€ thousands

	Vested on December 31, 2014		Vested on December 31, 2013
Bill McDermott (CEO)1)	94.0		88.4
Dr. Werner Brandt (until June 30, 2014)	95.7	3)	89.8	2)
Bernd Leukert (from May 4, 2014)	3.5		–
Luka Mucic (from July 1, 2014)	2.6		–
Gerhard Oswald4)	279.4		267.9

1)	The rights shown here for Bill McDermott refer solely to rights under the pension plan for SAP America.

2)

Due to the extension of Werner Brandt’s contract beyond his 60th birthday, this value represents the retirement pension entitlement that he would have received based on the entitlements vested on December 31, 2013.

3)	This value represents the retirement pension that Werner Brandt receives after his Executive Board contract expired.

4)

Due to the extension of Gerhard Oswald’s contract beyond June 30, 2014, these values represent the retirement pension entitlement that he would receive after his current Executive Board contract expires on December 31, 2016, based on the entitlements vested on December 31, 2014 (December 31, 2013).

These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pensions actually payable at the scheduled retirement age will be higher than the amounts shown in the table.

Postcontractual Non-Compete Provisions

During the agreed 12-month postcontractual non-compete period, each Executive Board member receives abstention payments corresponding to 50% of his or her final average contractual compensation as agreed in the respective contract on an individual basis. Any other occupational income generated by the Executive Board member will be deducted from his compensation in accordance with section 74c of the German Commercial Code.

The following table presents the net present values of the postcontractual non-compete abstention payments. The net present values in the table reflect the discounted present value of the amounts that would be paid in the fictitious scenario in which the Executive Board members leave SAP at the end of their respective current contract terms and their final average contractual compensation prior to their departure equals the compensation in 2014. Actual postcontractual non-compete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

Net Present Values of the Postcontractual Non-Compete Abstention Payments

€ thousands

	Contract Term Expires	Net Present Value of Postcontractual Non-Compete Abstention Payment1)
Bill McDermott (CEO)	June 30, 2017	3,999.7
Robert Enslin (from May 4, 2014)	June 30, 2017	1,157.4
Bernd Leukert (from May 4, 2014)	June 30, 2017	1,103.6
Luka Mucic (from July 1, 2014)	June 30, 2017	842.9
Gerhard Oswald	December 31, 2016	1,689.2

Total		8,792.8

1)

For the purpose of this calculation, the following discount rates have been applied: Bill McDermott 0.46% (2013: 1.72%); Robert Enslin 0.46%; Bernd Leukert 0.46%; Luka Mucic 0.46%: Gerhard Oswald 0.38% (2013: 1.54%).

Early End-of-Service Undertakings

Severance Payments

The standard contract for all Executive Board members provides that on termination before full term (for example, where the member’s appointment is revoked, where the member becomes occupationally disabled, or in connection with a change of control), SAP SE will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she has not served SAP as a member of the Executive Board for at least one year or if he or she leaves SAP SE for reasons for which he or she is responsible.

40      To Our Stakeholders

If an Executive Board member’s appointment to the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring, or due to a change of control, SAP SE and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. A change of control is deemed to occur when a third party is required to make a mandatory takeover offer to the shareholders of SAP SE under the German Securities Acquisition and Takeover Act, when SAP SE merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP SE as the dependent company. An Executive Board member’s contract can also be terminated before full term if his or her appointment as an Executive Board member of SAP SE is revoked in connection with a change of control.

Postcontractual Non-Compete Provisions

Abstention compensation for the postcontractual noncompete period as described above is also payable on early contract termination.

Permanent Disability

In case of permanent disability, the contract will end at the end of the quarter in which the permanent inability to work was determined. The Executive Board member receives the monthly basic salary for a further 12 months starting from the date the permanent disability is determined.

Payments to Executive Board Members Resigning or Retiring in 2014

Vishal Sikka resigned from his position as Executive Board member with effect from May 4, 2014, with the approval of the Supervisory Board. He received the following payments in connection with his retirement with effect from May 31, 2014:

¡	Vishal Sikka received monthly abstention compensation for a period of 24 months for the postcontractual non-compete period totaling €3,663,400.

¡

The unforfeitable rights allocated to him under the RSU Milestone Plan 2015 for the tranches 2012 and 2013 with the value of €2,420,800 (2012) and €1,434,500 (2013) remain available to him until their cash settlement in 2016 and 2017.

Werner Brandt retired from his position as Executive Board member upon the end of his current term on June 30, 2014. He received the following payments in connection with his retirement:

¡	For a period of twelve months he receives monthly abstention compensation for the postcontractual non-compete period totaling €1,841,500.

¡	The unforfeitable rights allocated to him under the RSU Milestone Plan 2015 for the tranches 2012 and 2013 remain available to him until their cash settlement in 2016 and 2017.

¡	In 2014 he receives for six months a retirement pension totaling €47,840.

Payments to Former Executive Board Members

In 2014, we paid pension benefits of €1,425,000 to Executive Board members who had retired before January 1, 2014 (2013: €1,387,000). At the end of the year, the DBO for former Executive Board members was €33,764,000 (2013: €29,181,000). Plan assets of €25,584,000 are available to meet these obligations (2013: €26,015,000).

EXECUTIVE BOARD MEMBERS’ HOLDINGS OF LONG-TERM INCENTIVES

Members of the Executive Board hold or held share-based payment rights throughout the year under the RSU Milestone Plan 2015 and the SAP SOP 2010 (which were granted in previous years). For information about the terms and details of these programs, see the Notes to the Consolidated Financial Statements section, Note (28).

RSU Milestone Plan 2015

The table below shows Executive Board members’ holdings, on December 31, 2014, of restricted share units issued to them under the RSU Milestone Plan 2015. The plan is a cash-settled long-term incentive scheme with a payout subsequent to a performance period of one year and an additional holding period of three years. The RSU Milestone Plan 2015 consists of four plan tranches to be issued with respect to the calendar years 2012 through 2015.

Compensation Report      41

RSU Milestone Plan 2015 (2014 Tranche)

Quantity of RSUs

	Holding on January 1, 2014	Grants in 2014	Performance- Related Adjustment	Exercised Units	Forfeited Units	Holding on December 31, 2014
Bill McDermott (CEO)	195,562	76,374	-16,886	–	–	255,050
Dr. Werner Brandt (until June 30, 2014)	70,151	27,396	–	–	27,396	70,151
Gerhard Oswald	70,151	27,396	-6,057	–	–	91,490
Dr. Vishal Sikka (until May 4, 2014)1)	70,151	27,396	–	70,151	27,396	–
Robert Enslin (from May 4, 2014)	0	18,164	-4,016	–	–	14,148
Bernd Leukert (from May 4, 2014)	0	18,164	-4,016	–	–	14,148
Luka Mucic (from July 1, 2014)	0	13,811	-3,054	–	–	10,757

Total	406,014	208,701	-34,029	70,151	54,792	455,743

1)

According to the termination agreement with Vishal Sikka, the 2012 grants will be paid out after the close of the Annual General Meeting of Shareholders in 2016 based on a fixed share price of €52.96. The 2013 grants will be paid out after the close of the Annual General Meeting of Shareholders in 2017 based on a fixed share price of €58.69.

The holding of RSUs on December 31, 2014, which were issued and not forfeited in 2014, reflects the number of RSUs multiplied by the 77,89% target achievement. The RSUs allocated in 2012 have a remaining term of 1.08 years; the RSUs allocated in 2013 have a remaining term of 2.08 years; and the RSUs allocated in 2014 have a remaining term of 3.08 years.

RSU Milestone Plan 2015 (2013 Tranche)

Quantity of RSUs

	Holding on January 1, 2013	Grants in 2013	Performance- Related Adjustment	Exercised Units	Forfeited Units	Holding on December 31, 2013
Bill McDermott (co-CEO)	127,425	73,289	-5,152	–	–	195,562
Jim Hagemann Snabe(co-CEO)1)	127,425	73,289	-5,152	195,562	–	–
Dr. Werner Brandt	45,709	26,290	-1,848	–	–	70,151
Gerhard Oswald	45,709	26,290	-1,848	–	–	70,151
Dr. Vishal Sikka	45,709	26,290	-1,848	–	–	70,151

Total	391,977	225,448	-15,849	195,562	–	406,014

1)

According to the termination agreement with Jim Hagemann Snabe, the 2012 and 2013 grants were paid out after the close of the Annual General Meeting of Shareholders on May 21, 2014, based on a fixed share price of €52.96 for the 2012 grants and €58.69 for the 2013 grants.

42      To Our Stakeholders

The holding of RSUs on December 31, 2013, which were issued and not forfeited in 2013, reflects the number of RSUs multiplied by the 92.97% target achievement.

RSU Milestone Plan 2015 (2012 Tranche)

Quantity of RSUs

	Holding on January 1, 2012	Grants in 2012	Performance- Related Adjustment	Exercised Units	Forfeited Units	Holding on December 31, 2012
Bill McDermott (co-CEO)	–	95,414	32,011	–	–	127,425
Jim Hagemann Snabe (co-CEO)	–	95,414	32,011	–	–	127,425
Dr. Werner Brandt	–	34,226	11,483	–	–	45,709
Gerhard Oswald	–	34,226	11,483	–	–	45,709
Dr. Vishal Sikka	–	34,226	11,483	–	–	45,709

Total	–	293,506	98,471	–	–	391,977

The holding on December 31, 2012, reflects the number of RSUs issued in 2012 multiplied by the 133.55% target achievement.

Compensation Report       43

SAP SOP 2010

The table below shows Executive Board members’ holdings, on December 31, 2014, of virtual share options issued to them under the SAP SOP 2010 since its inception. The strike price for an option is 115% of the base price. The issued options have a term of seven years and can only be exercised on specified dates after the vesting period. The options issued in 2010 were exercisable beginning in September 2014 and the options issued in 2011 are exercisable beginning in June 2015.

SAP SOP 2010 Virtual Share Options

	Year Granted	Holding on January 1, 2014		Strike Price per Option	Rights Exercised in 2014	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2014
		Quantity of Options	Remaining Term in Years	€	Quantity of Options	€	Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott	2010	135,714	3.69	40.80	–	–	–	–	135,714	2.69
(co-CEO)	2011	112,426	4.44	48.33	–	–	–	–	112,426	3.44
Jim Hagemann Snabe	2010	135,714	3.69	40.80	135,714	60.10	–	–	–	–
(co-CEO and member until May 21, 2014)	2011	112,426	4.44	48.33	–	–	–	–	112,426	3.44
Dr. Werner Brandt	2010	82,428	3.69	40.80	82,428	60.10	–	–	–	–
(until June 30, 2014)	2011	68,284	4.44	48.33	–	–	–	–	68,284	3.44
Gerhard Oswald	2010	82,428	3.69	40.80	82,428	60.10	–	–	–	–
	2011	68,284	4.44	48.33	–	–	–	–	68,284	3.44
Dr. Vishal Sikka	2010	82,428	3.69	40.80	82,428	60.10	–	–	–	–
(until May 4, 2014)	2011	68,284	4.44	48.33	–	–	–	–	68,284	3.44

Total		948,416			382,998		–	–	565,418

Total Expense for Share-Based Payment

Total expense for the share-based payment plans of Executive Board members was recognized as follows.

Total Expense for Share-Based Payment

€ thousands

	2014	2013
Bill McDermott (co-CEO)	5,063.8	-1,529.7
Jim Hagemann Snabe (co-CEO and member until May 21, 2014)	-201.0	-2,967.0
Dr. Werner Brandt (until June 30, 2014)	-330.8	1,042.9
Robert Enslin (from May 4, 2014)	1,833.5	–
Bernd Leukert (from May 4, 2014)	1,759.7	–
Luka Mucic (from July 1, 2014)	1,577.2	–
Gerhard Oswald	1,891.1	-376.0
Dr. Vishal Sikka (until May 4, 2014)	-460.7	-376.0

Total	11,132.8	-4,205.8

44      To Our Stakeholders

The expense is recognized in accordance with IFRS 2 “Share-Based Payments.” Because the RSU Milestone Plan 2015 tranche for 2015 was allocated at the respective grant date of each Executive Board member, we are required to recognize the respective expense in part in 2014 even though this future tranche depends on the achievement of specific financial targets in future periods. Share-based payment expenses were affected by a decrease in fair values of SOP 2010. Negative expenses also arose out of the lapsing of rights under the RSU Milestone Plan 2015 in connection with the departures from the company of Werner Brandt and Vishal Sikka before the end of the year.

Shareholdings and Transactions of Executive Board Members

No member of the Executive Board holds more than 1% of the ordinary shares of SAP SE. Members of the Executive Board held a total of 36,426 SAP shares on December 31, 2014 (2013: 30,201 shares).

The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2014.

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
Dr. Werner Brandt (until June 30, 2014)	April 17, 2014	Share purchase	950	€56.8290
Robert Enslin (from May 4, 2014)	June 6, 2014	Share sale	1,665	€55.1703
	July 23, 2014	Purchase of ADRs	875	US$82.4600
	October 21, 2014	Purchase of ADRs	1,850	US$65.2900
Gerhard Oswald	June 10, 2014	Share purchase	950	€55.6690
	October 21, 2014	Share purchase	1,950	€51.3000
Bernd Leukert (from May 4, 2014)	August 7, 2014	Share purchase	210	€57.8490
	September 5, 2014	Share sale	1,315	€59.7547
	October 21, 2014	Share purchase	1,200	€51.3227
Bill McDermott (CEO)	August 20, 2014	Purchase of ADRs	2,000	US$76.8200
	October 20, 2014	Purchase of ADRs	10,000	US$65.2486
Luka Mucic (from July 1, 2014)	October 20, 2014	Share purchase	1,900	€51.5340

Compensation Report      45

EXECUTIVE BOARD: OTHER INFORMATION

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2014 or the previous year.

As far as the law permits, SAP SE and its affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end, we maintain directors’ and officers’ (D&O) group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. The current D&O policy includes an individual deductible for Executive Board members of SAP SE as required by section 93 (2) of the German Stock Corporation Act.

COMPENSATION FOR SUPERVISORY BOARD MEMBERS

Compensation System

Supervisory Board members’ compensation is governed by our Articles of Incorporation, section 16. Each member of the Supervisory Board receives, in addition to the reimbursement of his or her expenses, compensation composed of fixed elements and a variable element. The variable element depends on the dividend paid by SAP on its shares.

The fixed element is €100,000 for the chairperson, €70,000 for a deputy chairperson, and €50,000 for other members. For membership of the Audit Committee, Supervisory Board members receive additional fixed annual remuneration of €15,000, and for membership of any other Supervisory Board committee €10,000, provided that the committee concerned has met in the year. The chairperson of the Audit Committee receives €25,000, and the chairpersons of the other committees receive €20,000. The fixed remuneration is payable after the end of the year.

The variable compensation element is €10,000 for the chairperson, €8,000 for a deputy chairperson, and €6,000 for the other members of the Supervisory Board for each €0.01 by which the dividend distributed per share exceeds €0.40. The variable remuneration is payable after the end of the Annual General Meeting of Shareholders that resolves on the dividend for the relevant year.

However, the aggregate compensation excluding compensation for committee memberships must not exceed €250,000 for the chairperson, €200,000 for a deputy chairperson, and €150,000 for other members of the Supervisory Board.

Any members of the Supervisory Board having served for less than the entire year receive one-twelfth of the annual remuneration for each month of service commenced. This also applies to the increased compensation of the chairperson and the deputy chairperson(s) and to the remuneration for the chairperson and the members of a committee.

46      To Our Stakeholders

Amount of Compensation

Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on May 20, 2015, the compensation paid to Supervisory Board members in respect of 2014 will be as set out in the table below.

Supervisory Board Members’ Compensation in 2014

€ thousands

	2014				2013
	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	100.0	100.0	150.0	350.0	100.0	81.7	150.0	331.7
Christiane Kuntz-Mayr (deputy chairperson)	70.0	20.8	130.0	220.8	70.0	10.8	130.0	210.8
Pekka Ala-Pietilä	50.0	30.0	100.0	180.0	50.0	30.0	100.0	180.0
Catherine Bordelon (from July 7, 2014)	25.0	5.0	50.0	80.0	NA	NA	NA	NA
Panagiotis Bissiritsas	50.0	20.0	100.0	170.0	50.0	20.0	100.0	170.0
Prof. Anja Feldmann	50.0	20.0	100.0	170.0	50.0	10.8	100.0	160.8
Prof. Dr. Wilhelm Haarmann	50.0	50.0	100.0	200.0	50.0	40.8	100.0	190.8
Margret Klein-Magar	50.0	30.0	100.0	180.0	50.0	20.0	100.0	170.0
Lars Lamadé	50.0	30.0	100.0	180.0	50.0	20.8	100.0	170.8
Steffen Leskovar (from July 7, 2014)	25.0	12.5	50.0	87.5	NA	NA	NA	NA
Bernard Liautaud	50.0	30.0	100.0	180.0	50.0	30.0	100.0	180.0
Dr. h. c. Hartmut Mehdorn	50.0	20.0	100.0	170.0	50.0	10.8	100.0	160.8
Dr. Kurt Reiner	50.0	20.0	100.0	170.0	50.0	20.0	100.0	170.0
Mario Rosa-Bian	50.0	15.0	100.0	165.0	50.0	9.2	100.0	159.2
Dr. Erhard Schipporeit	50.0	35.0	100.0	185.0	50.0	35.0	100.0	185.0
Stefan Schulz	50.0	30.8	100.0	180.8	50.0	25.8	100.0	175.8
Jim Hagemann Snabe (from July 7, 2014)	25.0	10.0	50.0	85.0	NA	NA	NA	NA
Inga Wiele (until July 6, 2014)	29.2	14.6	58.3	102.1	50.0	25.0	100.0	175.0
Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer	50.0	20.8	100.0	170.8	50.0	25.0	100.0	175.0

Total	924.2	514.5	1,788.3	3,227.0	870.0	415.7	1,680.0	2,965.7

In addition, we reimburse members of the Supervisory Board for their expenses and the value-added tax payable on their compensation.

In total, we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of €2,295,000 (2013: €1,503,600). This amount includes fees paid to Linklaters LLP in Frankfurt am Main, Germany (which Supervisory Board member Wilhelm Haarmann is a partner of) of €1,001,700 (2013: €327,500).

LONG-TERM INCENTIVES FOR THE SUPERVISORY BOARD

We do not offer members share options or other share-based payment for their Supervisory Board work. Any share options or other share-based payment received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Compensation Report      47

Shareholdings and Transactions of Supervisory Board Members

Supervisory Board chairperson Hasso Plattner and the companies he controlled held 107,442,743 SAP shares on December 31, 2014 (December 31, 2013: 119,300,882 SAP shares), representing 8.746% (2013: 9.711%) of SAP’s share capital. No other member of the Supervisory Board held more than 1% of the SAP SE share capital at the end of 2014 or of the previous year. Members of the Supervisory Board held a total of 107,467,372 SAP shares on December 31, 2014 (December 31, 2013: 119,316,444 SAP shares).

The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2014:

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity		Unit Price
Hasso Plattner	May 5, 2014	Sale of ADRs	24,100		US$	77.9873
Mario Rosa-Bian	June 2, 2014	Share sale	118			€56.1100
Hasso Plattner GmbH & Co. Beteiligungs-KG	August 29, 2014	Compensation in kind (granting party)	9,567,786			[1]	)
	November 21, 2014	Share sale	[2]	)		[2]	)
Sabine Plattner GmbH & Co. Beteiligungs-KG	August 29, 2014	Compensation in kind (receiving party)	4,783,893			[3]	)
	November 20, 2014	Share sale	[4]	)		[4]	)

1)	Compensation in kind of 9,567,786 shares, hypothetical volume of the transaction: €566,412,931.20.
2)

The notifying party (Hasso Plattner GmbH & Co. Beteiligungs-KG) concluded a contract with a bank acting as commission agent for the monthly sale of SAP shares with a fair value of €20,000,000 per month. The sale will be carried out at the bank’s own discretion in the stock market or over the counter in the months December 2014 through November 2015.

3)	Compensation in kind of 4,783,893 shares, hypothetical volume of the transaction: €283,206,465.60.
4)

The notifying party (Sabine Plattner GmbH & Co. Beteiligungs-KG) concluded a contract with a bank acting as commission agent for the sale of 40,000 SAP shares per month. The sale will be carried out at the bank’s own discretion in the stock market or over the counter in the months December 2014 through November 2015.

SUPERVISORY BOARD: OTHER INFORMATION

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2014 or the previous year.

Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred under the contract was the reimbursement of expenses.

As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors’ and officers’ (D&O) group liability insurance. The current D&O policy does not include an individual deductible for Supervisory Board members as envisaged in the German Corporate Governance Code.

48      To Our Stakeholders

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, finances, and operating results of the Group, and the management report of the Group and SAP SE includes a fair review of the development and performance of the business and the position of the Group and SAP SE, together with a description of the material opportunities and risks associated with the expected development of the Group and SAP SE.

Walldorf, February 19, 2015

SAP SE

Walldorf, Baden

The Executive Board

Bill McDermott	Robert Enslin

Bernd Leukert	Luka Mucic

Gerhard Oswald

Responsibility Statement      49

Independent Auditor’s Report

TO SAP SE

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of SAP SE, Walldorf (“SAP” or “the Company”), and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2014, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows, and the notes to the consolidated financial statements for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of consolidated financial statements. This includes the responsibility that the consolidated financial statements give a true and fair view of the Company’s net assets, financial position, and results of operations in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (“EU”), the supplementary provisions of German law to be applied in accordance with the German Commercial Code (Handelsgesetzbuch, “HGB”), section 315a (1), and IFRSs as issued by the International Accounting Standards Board. Management’s responsibility includes maintaining such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with HGB, section 317, and German generally accepted standards for the audit of consolidated financial statements, promulgated by the Institut der Wirtschaftsprüfer (“IDW”), and in supplementary compliance with International Standards on Auditing and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In accordance with HGB, section 322 (3) sentence 1, we declare that our audit of the consolidated financial statements has not led to any reservations.

In our opinion, based on our audit, the consolidated financial statements give a true and fair view of the Company’s net assets and financial position as of December 31, 2014; and of its results of operations for the year then ended, in accordance with IFRSs as adopted by the EU, the supplementary provisions of German law to be applied in accordance with HGB, section 315a (1), and IFRSs as issued by the International Accounting Standards Board.

50      To Our Stakeholders

Report on the Management Report

We have audited the accompanying combined management report for SAP Group and SAP SE (“management report”) for the business year ended December 31, 2014.

Management’s Responsibility for the Management Report

Management is responsible for the preparation of the management report in accordance with the provisions of German law to be applied in accordance with HGB, section 315a (1), the German Accounting Standards Nos. 17 and 20 (GAS 17, GAS 20) and the provisions of the IFRS Practice Statement Management Commentary.

Auditor’s Responsibility

Our responsibility is to express an opinion on this management report based on our audit. We conducted our audit of the management report in accordance with HGB, section 317 (2), and German generally accepted standards for the audit of management reports promulgated by the IDW. Those standards require that we plan and perform the audit of the management report in such a way that we obtain reasonable assurance about whether the management report is consistent with the consolidated financial statements and the findings from our audit of the consolidated financial statements and as a whole provides a suitable understanding of the Company’s position and suitably presents the opportunities and risks of future development.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In accordance with HGB, section 322 (3) sentence 1, we declare that our audit has not led to any reservations.

In our opinion, based on our audit of the consolidated financial statements and the management report, the management report is consistent with the consolidated financial statements and as a whole, provides a suitable view of the Company’s position and suitably presents the opportunities and risks of future development.

Report on the Effectiveness of Internal Control over Financial Reporting in the Consolidated Financial Statements in accordance with the standards of the Public Company Accounting Oversight Board (United States)

We have audited SAP’s internal control over financial reporting in the consolidated financial statements as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility for Internal Control

Management is responsible for maintaining effective internal control over financial reporting in the consolidated financial statements, and for the assessment of its effectiveness, as included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements.

A company’s internal control over financial reporting in the consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements

Independent Auditor’s Report      51

for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting in the consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting in the consolidated financial statements may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Auditor’s Responsibility

Our responsibility is to express an opinion on SAP’s internal control over financial reporting in the consolidated financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting in the consolidated financial statements was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting in the consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, SAP maintained, in all material respects, effective internal control over financial reporting in the consolidated financial statements as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Mannheim, February 19, 2015

KPMG AG

Wirtschaftsprüfungsgesellschaft

Dr. Gutsche	Dr. Böttcher
Wirtschaftsprüfer	Wirtschaftsprüfer

52      To Our Stakeholders

79%

EMPLOYEE ENGAGEMENT

We use the employee engagement index to measure motivation and loyalty of our employees, how proud they are of our company, and how strongly they identify with SAP. We saw a solid increase in our score in 2014 (2014: 79%)

compared to 2013 (2013: 77%) and remain committed to achieving a score of 82% in 2015.

54	Combined Management Report

55	General Information About This Management Report

56	Overview of the SAP Group

57	Strategy and Business Model

61	Products, Research & Development, and Services

67	Acquisitions

68	Partner Ecosystem

70	Customers

72	Performance Management System

81	Employees and Social Performance

87	Environmental Performance: Energy and Emissions

91	Financial Performance: Review and Analysis

113	Corporate Governance Fundamentals

116	Risk Management and Risks

147	Expected Developments and Opportunities

156	Events After the Reporting Period

General Information About This Management Report

BASIS OF PRESENTATION

This combined group management report by the SAP Group (collectively, “we,” “us,” “our,” “SAP,” “Group,” or “Company”) and management report of SAP SE has been prepared in accordance with sections 289, 315, and 315a of the German Commercial Code and German Accounting Standards (GAS) No. 17 and 20. The management report is also a management commentary complying with the International Financial Reporting Standards (IFRS) Practice Statement Management Commentary.

All of the information in this report relates to the situation on December 31, 2014, or the fiscal year ended on that date, unless otherwise stated.

The report contains references to additional information in other parts of the SAP Integrated Report that is available online. This additional information is not part of the management report.

FORWARD-LOOKING STATEMENTS

This management report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Management and Risks section.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements, the Expected Developments and Opportunities section, the Risk Management and Risks section, and other forward-looking information appearing in other parts of this report. To fully consider the factors that could affect our future financial results, both this report and our Annual Report on Form 20-F should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, ECB, IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, ECB, IMF, or other similar sources that is contained in this report. In addition, although we believe that data from these sources is generally reliable, this type of data is imprecise. We caution readers not to place undue reliance on this data.

General Information About This Management Report      55

Overview of the SAP Group

Founded in 1972, SAP today is the world’s leader in application and analytics software for enterprises in terms of market share and the market leader in mobile enterprise management. Further, SAP is the enterprise cloud company with the greatest number of users and the fastest-growing major database company. Our continued growth over more than four decades is attributable to relentless innovation, a diverse portfolio, and our ability to anticipate ever-changing customer requirements. With more than 282,000 customers in over 180 countries, the SAP Group includes subsidiaries in all major countries and employs more than 74,400 people.

Our company’s culture puts our customers’ success at the center of everything we do. With Run Simple as our operating principle, we focus on helping our customers master complexity and run their businesses better, which is the most intractable challenge facing business today.

SAP is headquartered in Walldorf, Germany; our legal corporate name is SAP SE. The corporation is listed on the Frankfurt Stock Exchange as well as several regional stock exchanges in Germany and the New York Stock Exchange in the United States. At the end of 2014, our market capitalization was €71.6 billion. SAP is a member of Germany’s DAX, the Dow Jones EURO STOXX 50, and the Dow Jones Sustainability index.

We derive our revenue from fees charged to our customers for the use of our cloud solutions and for licensing of on-premise software products and solutions. Additional sources of revenue are support, professional services, development, training, and other services.

As of December 31, 2014, SAP SE controlled directly or indirectly a worldwide network of 287 subsidiaries in more than 180 countries to distribute our products, solutions, and services. Distributorship agreements are in place with independent resellers in many countries. For more information, see the Strategy and Business Model section.

Our subsidiaries perform tasks such as sales and marketing, consulting, research and development, cloud delivery, customer support, training, or administration. For a complete list of subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements section, Note (35).

56      Combined Management Report

Strategy and Business Model

OUR VISION AND MISSION

Our vision is to help the world run better and improve people’s lives. Our mission is to help our customers run at their best. To fulfill our mission, we apply our Run Simple operating principle to help customers run their businesses simpler and master complexity, which is the most intractable challenge businesses face today. We do this by delivering technology innovations that we believe address the challenges of today and tomorrow without disrupting our customers’ business operations.

For more than 40 years, we have managed highly advanced, mission-critical business processes that enable entire industries. We continue to deliver sophisticated solutions for 25 industries and 12 lines of business in a simple manner. It is our challenge to do the most sophisticated things for our customers, yet in simple ways.

OUR GOALS FOR SUSTAINED BUSINESS SUCCESS

We have strong ambitions for sustainable business success, both for our company and for our customers. We believe the most important indicators to measure this success comprise both financial and non-financial indicators: growth, profitability, customer loyalty, and employee engagement.

Growth: SAP uses various revenue metrics to measure growth. We expect full-year 2015 non-IFRS cloud subscriptions and support revenue to be in a range of €1.95 billion to €2.05 billion at constant currencies (2014: €1.10 billion). Further, we expect full-year 2015 non-IFRS cloud and software revenue to increase by 8% to 10% at constant currencies (2014: €14.33 billion). Looking beyond 2015, we have updated our 2017 ambition. By 2017, SAP’s rapidly growing cloud subscriptions and support revenue is expected to be close to software license revenue and is expected to exceed software license revenue in 2018. In 2017, we expect non-IFRS cloud subscriptions and support revenue to reach a range of €3.5 billion to €3.6 billion in 2017. Non-IFRS total revenue is expected to reach €21 billion to €22 billion in 2017. Further, we have also introduced high-level 2020 ambitions with 2020 non-IFRS cloud subscriptions and support revenue expected to reach €7.5 billion to €8.0 billion and total revenue is expected to be in a range of €26 billion to €28 billion.

Profitability: SAP expects full-year 2015 non-IFRS operating profit to be in a range of €5.6 billion to €5.9 billion at constant currencies (2014: €5.64 billion). We expect non-IFRS operating profit in a range of €6.3 billion to €7.0 billion in 2017 and in a range of €8 billion to €9 billion in 2020.

Customer loyalty: SAP has used Customer Net Promoter Score (NPS) as a key performance indicator to measure customer loyalty since 2012. As we gather experience with the metric and as our business evolves, we expanded our customer base when conducting the 2014 assessment to better reflect our business completely. In addition to our on-premise customers, in 2014, for the first time we included Ariba, SuccessFactors, and Sybase customers in the survey. Therefore, the 2014 Customer NPS score is not fully comparable to the prior year’s score.

In 2014, we achieved a global Customer NPS of 19.1% (2013: 12.1%). This very positive score exceeded our 2014 target of 16%. We aim to achieve a Customer NPS score of 24% in 2015.

Employee engagement: We use the employee engagement index to measure motivation and loyalty of our employees, how proud they are of our company, and how strongly they identify with SAP. We saw a solid increase in our score in 2014 (2014: 79%) compared to 2013 (2013: 77%) and remain committed to achieving a score of 82% in 2015.

Strategy and Business Model      57

These four goals affirm our commitment to innovation and sustainability, and help us deliver on our vision and mission.

In addition to primary key performance indicators (KPIs), which directly measure our performance on our four goals, we manage a number of secondary performance indicators, which influence the primary KPIs in a variety of ways. Our integrated report seeks to clarify some of those relationships, for example, the link between our energy consumption and our profitability.

Our main goals are presented with more detail throughout the report.

For more information on our strategic goals, see the Performance Management System; Expected Developments and Opportunities; Customers; and Employees and Social Performance sections.

OUR STRATEGY: THE CLOUD COMPANY POWERED BY SAP HANA

As described above, complexity has become a significant challenge to business. With our history and focus on software innovation, we believe SAP is uniquely positioned to tackle the challenge of complexity for our customers by enabling them to Run Simple. We are realizing the potential of Run Simple through our strategy to become “THE cloud company powered by SAP HANA.” Together, SAP HANA and SAP Cloud powered by SAP HANA equal Run Simple.

SAP HANA simplifies IT landscapes, technology, and business models. By moving most of our applications and analytics to the SAP HANA platform, we are simplifying the solutions we can offer our customers. We further simplify how customers consume our solutions by bringing them onto our cloud – SAP Cloud powered by SAP HANA. The cloud can offer a better user experience while radically simplifying business processes.

We will focus on three key initiatives to deliver on our commitment to Run Simple:

Simplify consumption: We continue to streamline and simplify consumption of our portfolio of products. Our focus will remain on solutions specific to 25 industries and 12 lines of business. We will support our customers with a mix of public cloud, managed cloud, and on-premise capabilities through a world- class platform based on SAP HANA.

Simplify business processes: At the foundation of our innovation and strategy is SAP HANA. With SAP HANA as the common platform, we help our customers dramatically accelerate the speed of their business by radically simplifying their IT stack and enabling smarter and faster business processes.

Simplify user experience: With SAP Fiori we provide a holistic and consistent consumer grade user experience based on modern design principles and across lines of business, tasks, and devices.

We see enormous potential to increase our share of our customers’ overall IT spend. Through simplification, customers can dramatically reduce their expenditures on hardware and services, shift the savings to innovation, transform their businesses, and create positive societal impact.

We aim to better innovate and grow by:

¡	Building simple, yet sophisticated applications by lines of business and industries that deliver superior customer experience, coverage of end-to-end processes, and insights

¡	Continuing to invest in SAP HANA as an industry-leading platform for innovation and promoting SAP HANA Cloud Platform as a world-class platform as a service (PaaS)

¡	Continuing to be the world’s leading business network, connecting businesses, devices, and people to drive unparalleled collaboration and productivity

58      Combined Management Report

For example, by enhancing their efficiency, we help customers cope with resource scarcity and reduce their energy usage and emissions. By partnering with our banking customers, we help them bring banking services to the “unbanked,” thereby creating opportunity for people seeking to enter the modern economy. Through software focused on healthcare, education, and public services, we help create a positive social impact by enhancing people’s quality of life. In all of these ways, our solutions are advancing our vision to help the world run better and improve people’s lives.

OUR BUSINESS MODEL

Our vision and mission also unlock our ability to create positive economic, environmental, and social impact. As we help our customers tackle complexity and run at their best, they contribute to the world’s economies, create jobs, and unleash the potential of their employees. As we help them become more efficient, they can mitigate their environmental footprint. And as we help them run their businesses simpler, they free up space for innovation, creating opportunities for people and communities.

To realize our vision, SAP provides business solutions to customers throughout the world based on our deep expertise in business processes across industries. Through our customers – which represent 98% of the top 100 most valued brands in the world, according to the annual ranking from Interbrand – we can increase our ability to create value.

Playing this role for our customers requires us to deploy several key types of capital. First, we rely on financial capital provided by our investors. But what truly enables our success is the intellectual and social capital of our employees. They are the gateway to our knowledge, expertise, and business relationships. For this reason, engaged, highly skilled, and agile employees are central to our business model and success.

Our direct sales organizations drive most business development. Sales go-to-market strategies are established at the global level, and then adapted and executed by regional subsidiaries. Our customer-facing employees, in close collaboration with sales support and marketing, drive demand, build pipeline, and enhance relationships with customers within our target industries. Our marketing efforts cover large enterprises as well as small and midsize enterprises. We believe our broad portfolio of solutions and services enables us to meet the needs of customers of all sizes and across industries. We will amplify our efforts in the digital channel through additional e-commerce and digitally native offerings that further enable a low-touch or no-touch customer journey.

Our extensive ecosystem provides scalability to meet the demand for SAP innovation and provide customers with a wide selection of third-party competencies. We have developed an independent sales and support force through independent value-added resellers. We have also established partnerships with hardware and software suppliers, systems integrators, and third-party consultants. For more information, see the Partner Ecosystem section.

Strategy and Business Model      59

Historically, our sales model was focused on charging a one-time, upfront fee for a perpetual license to our software that was typically installed at the customer site. In addition, the customer usually concluded a maintenance contract that covered support and software updates. As we have seen customer preferences evolve, we are increasingly delivering our solutions in the cloud, which we believe is a simple and efficient software consumption model. Our cloud solutions are offered through a subscription-based software-as-a-service (SaaS) model. Depending on the solutions offered, the customer pays either usage-based or periodic fees to use our software. This software is installed at an SAP or an SAP partner location, and the customer accesses the software over the Internet.

To help companies invest in SAP solutions and the associated services and hardware, the SAP Financing service offers customers payment plans optimized for maximum economic benefit. It can help preserve liquidity, provide an alternative to credit from customers’ existing banking relationships, and balance their budgetary priorities – while giving them the flexibility to choose the best possible solution.

By executing on our strategy, SAP contributes to the creation of holistic, long-term value for society in a number of ways. SAP’s greatest strength in making environmental impact comes through the solutions we deliver. For example, our software enables our customers to have more efficient and sustainable supply chains or provide greater transparency of energy consumption and emissions.

We also apply our expertise in business processes across industries to direct our innovations to the world’s greatest challenges, such as the social and environmental strains posed by a rapidly expanding global middle class. Our goal is to create long-term value by providing solutions that not only address the current challenges faced by our customers, but also those of the future. In this way, we see our role moving beyond the creation of new and efficient solutions: We want to fundamentally help change how people use software, conduct business, and live their lives. This objective underscores how SAP can create its greatest impact through the use of our solutions by more than 282,000 customers worldwide.

At SAP and within our ecosystem, we support job creation and economic prosperity through demand for highly qualified workers to develop, sell, implement, and enhance our software for our customers. Our solutions also enable customers to provide greater learning and talent development opportunities for their employees. In addition, SAP solutions, such as those for manufacturing, are designed not only to ensure health and safety during the production process, but also to increase the quality of the resulting consumer products, which impact millions of people throughout the world.

60      Combined Management Report

Products, Research & Development, and Services

STEERING OUR CUSTOMERS THROUGH UNPRECEDENTED CHANGE

The world is operating in a time of accelerated change that has created new complexity, challenges, and opportunities for both our customers and SAP. Digitalization represents more than a trend but a paradigm shift, one that is shaping whole industries, business models, and sources of competitive advantage.

Software is at the heart of this transformation – for many organizations, it is the new differentiator. We recognize that enterprise software today must do far more than run business processes. It is an enabler for navigating complexity and unlocking innovation. Throughout our history, we have helped our customers manage other major paradigm shifts impacting their business, from the massive expansion of the Internet to globalization. Today, we are supporting their transition to a cloud-based world, as increasingly complex business problems demand simple solutions.

We help customers Run Simple by innovating with the SAP HANA platform as our foundation. This strategy combines ease of use and flexibility with sizeable computing power. Through the capabilities of SAP HANA, we can now enable a real-time enterprise; we can leverage Big Data to achieve deeper insight; and we can empower users through the ease of mobile apps, so that people can access what they need securely and flexibly.

These developments – similar to packaged software in the 1980s and client/server architecture in the 1990s – signal a new wave of innovation at SAP. Wherever they are on their journey, we are helping our customers reinvent how they do business while making the transition seamless and providing a holistic and consistent user experience. As we aim to become “THE cloud company powered by SAP HANA,” we are going far beyond incremental change to achieve radical simplification – enabling our customers to stay ahead of trends, make better decisions faster, and propel innovation.

SAP HANA

Nothing signifies the changes we are making at SAP – and for our customers – more than SAP HANA. The platform holds the power to simplify both the user experience and the overall IT landscape, creating a smaller data footprint, increased system throughput, and easier data processing and operation. For this reason, we have evolved SAP HANA from a database to a full business platform that will act as the basis for our products going forward.

The SAP HANA platform combines database, data processing, and application platform capabilities in-memory. By providing advanced capabilities – such as predictive text analytics, spatial processing, and data virtualization – on the same architecture, it further simplifies application development and processing across Big Data sources and structures.

To take our capabilities to the next level, we built the open SAP HANA Cloud Platform, which is the embodiment of our SAP Cloud powered by SAP HANA strategy. The cloud platform enables ease and flexibility in building, extending, and integrating business applications – available to all SAP partners, customers, and third-party developers.

Realizing that one size does not fit all, we are providing a bridge for our customers in the transition to the cloud. We also offer to manage mission-critical software such as SAP Business Suite and SAP Business Warehouse as well as custom SAP HANA applications in our cloud data centers.

Our overarching goal is to create the broadest integration offering in the industry where customers can connect SAP and third-party software across heterogeneous environments by leveraging application lifecycle management to reduce IT complexity. Our customers can enhance the power of an

Products, Research & Development, and Services      61

integrated landscape with a refreshing user experience across multiple devices and interfaces. At the same time, all core applications can be built and run in the cloud or on premise, giving developers a powerful tool to build applications with flexibility and efficiency.

APPLICATIONS

As the market leader in enterprise application software, we offer end-to-end solutions specific to 25 industries grouped in six industry sectors and 12 lines of business, localized by country and for companies of any size.

Industries

Industry Sector	Industry Portfolio
Consumer	SAP for Consumer Products
SAP for Life Sciences
SAP for Retail
SAP for Wholesale Distribution

Discrete manufacturing	SAP for Aerospace & Defense
SAP for Automotive
SAP for High Tech
SAP for Industrial Machinery & Components

Energy and natural	SAP for Chemicals
resources	SAP for Mill Products
SAP for Mining
SAP for Oil & Gas
SAP for Utilities

Financial services	SAP for Banking
SAP for Insurance

Public services	SAP for Defense & Security
SAP for Healthcare
SAP for Higher Education & Research
SAP for Public Sector

Services	SAP for Engineering, Construction & Operations
SAP for Media
SAP for Professional Services
SAP for Sports & Entertainment
SAP for Telecommunications
SAP for Travel & Transportation

Lines of Business

¡	Asset Management

¡	Commerce

¡	Finance

¡	Human Resources

¡	Manufacturing

¡	Marketing

¡	R&D/Engineering

¡	Sales

¡	Service

¡	Sourcing and Procurement

¡	Supply Chain

¡	Sustainability

Today, we are delivering solutions that simplify how applications are built, consumed, and deployed. Our SAP Business Suite powered by SAP HANA software optimizes business-critical processes for companies from large enterprises to small businesses. Building on SAP HANA, we are providing an innovative suite of business applications unifying analytics and transactions into a single in-memory platform, thereby helping customers to dramatically simplify their IT landscape.

At the same time, we are building functional innovations that serve each line of business and industry to address the specific and evolving needs of our customers, for example:

Human capital management: On-premise solutions from SAP, as well as cloud solutions for human resources from SuccessFactors, an SAP company, help HR organizations transform business strategies into measurable business outcomes by simplifying HR processes and helping increase employee engagement. We combine global and industry expertise with a unique combination of key HR enablers: a modern user experience, talent and core HR applications, embedded content, and analytics.

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Customer engagement and commerce: Solutions from SAP and software from hybris, an SAP company, serving the commerce, marketing, sales, and service lines of business, enable business-to-business (B2B) and business-to-consumer (B2C) companies everywhere to provide real-time, consistent, contextual, and relevant experiences to their customers regardless of channel or device. SAP solutions for customer engagement and commerce are a direct response to the fact that the traditional focus of customer relationship management (mostly sales force automation) is no longer enough to satisfy the demands of a customer-driven market.

Finance: In 2014, we launched the SAP Simple Finance solution to address the critical need for flexibility in the most complex finance processes and IT landscapes. Created through close collaboration with our customers, SAP Simple Finance is a comprehensive solution of finance applications that decreases runtime for financial analysis, delivers instant insight, and is easy to use and consume. Continuing to leverage SAP HANA as a driver of simplicity, we launched SAP S/4HANA (SAP Business Suite 4 SAP HANA) in early 2015, a next-generation and innovative business suite that will redefine business processes and drive business value for our customers.

FREEDOM, FLEXIBILITY, AND ELEGANT DESIGN

As our customers adapt to shifting business conditions, we also provide them with the freedom and flexibility of our mobile solutions. These solutions enable companies to better serve customers and provide employees with secure access to important tools and data anywhere, anytime – using their mobile devices. Mobile solutions from SAP allow our customers to:

¡	Innovate rapidly to deliver user-centric capabilities for employees, consumers, and partners

¡	Lower their total cost of ownership by streamlining operations and processes

¡	Protect themselves against security risks and challenges at the device, app, and content levels

Regardless of how our customers consume our software, we are building applications using the SAP Fiori user experience (UX), which delivers a personalized, responsive, and simple UX. Applying modern and consistent design principles, SAP Fiori is the new face of SAP software. We also offer a portfolio of UX services, including design, rapid deployment, and custom development, to enhance customer engagement.

BUSINESS NETWORK

The cloud has profoundly changed the way people interact, and this impact will only grow as enterprises connect and collaborate in new ways with their global networks of customers and partners. We believe these new networks are transforming how companies do business, and we are helping to lead this wave of innovation.

With our sourcing, procurement, and travel and expense management solutions from SAP; Ariba, an SAP company; Fieldglass; and Concur Technologies, we now run the world’s largest business network, connecting more than 1.7 million companies. SAP internal analysis shows that businesses conduct more than US$700 billion in commerce on the network annually, and it holds the potential to alter the B2B landscape. Procurement leaders can achieve cost savings, integrate sourcing and procurement operations, improve supplier collaboration, and realize purchasing compliance. Combining our innovations and core applications, the network is helping companies interact outside of silos and gain far greater visibility into different parts of their operations.

By digitizing business transactions and facilitating the sharing of information across global value chains, we are providing customers with a greater ability to connect with others and take action. As a result, we are facilitating far more than simple transactions but helping companies tap into information and insights, incorporate them into their business processes, and make better real-time decisions. Customers can easily identify and connect with high-quality suppliers, collaboratively enhance supplier performance, transact seamlessly with intelligent rules, and drive additional savings through dynamic discounting.

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Our vision for the network extends to managing all of a company’s business expenditures. Therefore, we have moved from a procurement network to a business network to a network of networks that includes all types of parties: suppliers, B2B partners, logistics providers, financial service providers, and individuals, as well as travel agents.

ANALYTICS

SAP HANA has increased the efficiency with which our customers can use analytics to drive business decisions. SAP HANA is able to bridge the historical divide between transactions and analytics that had hindered real-time decision making. Now transactions and analytics can be combined into a single in-memory platform, allowing customers to access a “single source of truth” for real-time planning, execution, reporting, and analysis on very large volumes of data.

With the amount of data growing exponentially, our software is helping customers have access to immediate, actionable intelligence, thereby simplifying their business processes. They can retrieve available data in real time. Our analytics offerings deliver outstanding business value by providing insights to better manage every aspect of the enterprise – from integrated planning and metrics monitoring to risk and compliance.

Namely, analytics solutions from SAP comprise:

¡	Enterprise business intelligence: Engaging companies more fully with information, with solutions that enable users to add new information and see updates in real time

¡	Agile visualization: Bringing data to life in real time through intuitive visualizations

¡	Advanced analytics: Combining the power of predictive processing with intuitive modeling and advanced data visualization

RESEARCH AND DEVELOPMENT

From the earliest days of SAP, we have worked diligently to stay ahead of trends and develop new solutions to meet the challenges faced by our customers and those they serve. Our research and development (R&D) is a global effort that centers on bringing together the creative ideas and talents of our customers as well as valued partners from industry, technology, the public sector, and academia. Our focus on co-innovation ensures that we keep up with groundbreaking research and ultimately turn it into solutions that create a real-world impact.

In 2014, we made organizational changes to enhance collaboration between our R&D teams, thereby speeding up innovation. Rather than operating independently, research and development is now embedded in our development organization, so that the exploration and execution of ideas are happening side by side, with each informing the other.

Our product development organization is truly global, with the majority of our R&D teams located in 14 SAP Labs locations in 12 countries. Research teams are also based throughout the world and span a network across multiple locations.

We follow a dual and complementary research and innovation approach. First, topic-focused research teams within existing development units drive innovation projects. These teams focus on improving existing products as well as delivering short-term innovation with a time horizon of up to two years.

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Second, we established a dedicated central unit that pursues both short-term and long-term strategic innovation. This unit supports projects with a time horizon of two to five years by providing a protected environment for business ideas and focusing on a limited number of new solutions. It also develops the future generation of high-growth opportunities in areas such as the Internet of Things or personalized medicine. With a time horizon of five to eight years, these projects focus on technologies, applications and new business models that do not fit the product portfolio but hold the potential to open up new opportunities, markets, and user groups for SAP.

SAP Innovation Center locations, based in Potsdam and Walldorf, are part of this organization. They combine the creativity and agility of a startup culture with the backbone of a world market leader in enterprise applications. As the future end users of our innovations, our customers and partners are involved during the entire runtime of projects and come from industries and companies of all sizes, from longstanding SAP customers to early stage startups with no current SAP footprint. With a focus on the SAP HANA platform and our cloud and mobile solutions, these innovation centers strive to open up new application areas for SAP software, ranging from personalized cancer therapy to smart services that leverage the connectivity of things with the Internet.

Regardless of the setting, SAP embeds methods such as design thinking into all projects and researches innovative approaches to generate and evaluate applications, technologies, and business ideas.

R&D Investment

SAP’s strong commitment to R&D is reflected in our expenditures: In 2014, we increased our R&D expense (IFRS) slightly by €49 million, to €2,331 million (2013: €2,282 million). We spent 13.3% of total revenue on R&D in 2014 (2013: 13.6%). Our non-IFRS R&D expense as a portion of total operating expenses declined slightly from 18.9% to 18.5% year-over-year.

At the end of 2014, our total full-time equivalent (FTE) count in development work was 18,908 (2013: 17,804). Measured in FTEs, our R&D headcount was 25% of total headcount (2013: 27%). Total R&D expense not only includes our own personnel costs but also the external cost of works and services from the providers and cooperation partners we work with to deliver and enhance our products. We also incur external costs for translating, localizing, and testing products, for obtaining certification for them in different markets, patent attorney services and fees, strategy consulting, and the professional development of our R&D workforce.

Research and Development (IFRS)

Patents

As a market leader in enterprise applications, SAP actively seeks intellectual property protection for innovations and proprietary information. Our software innovations continue to strengthen our market position in enterprise solutions and services. Our investment in R&D has resulted in numerous patents. SAP holds a total of more than 6,800 validated patents worldwide. Of these, 916 were granted and validated in 2014.

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While our intellectual property is important to our success, we believe our business as a whole is not dependent on any particular patent.

SERVICE AND SUPPORT

Many of our customers are experiencing profound shifts in how they use technology and run their businesses. Our service and support professionals focus on helping them navigate these changes with greater speed, efficiency, and impact. A prime example is our recognition that customers have different needs and goals to innovate and make use of the cloud, while preserving their investment to date. Regardless of their path, we have a broad offering to chart their course. Our teams regularly partner with customers to create a road map, removing obstacles and building a business case for migration.

In 2014, we began a significant transformation of our professional consulting service and support teams, bringing them together into one organization called Global Service & Support. Our goal with the SAP ONE Support program is to provide customers with an integrated support experience regardless of whether their landscape is on premise, in the cloud, or a hybrid of the two. Customers also benefit from a simplified experience with SAP with the next generation of premium support engagements.

In addition, SAP ONE Support is designed to enhance SAP Enterprise Support services to simplify the customer experience. This includes a multitude of aspects, such as removing underlying complexity typically associated in managing end-to-end support across hybrid landscapes, helping customers choose how to migrate to the cloud, and driving innovation while building on existing on-premise investments. We simplify customer interactions with us through a single touch point for all services across the entire solution landscape, creating a unified experience across multiple channels as well as expanding opportunities for co-innovation.

Our new SAP ONE Service approach goes far beyond the traditional consulting model. We combine strong engineering skills with experienced program management and the domain capabilities of consulting. In a cloud-based environment, this framework is critical to support our customers in building and running end-to-end solutions for the future, mapping their technology strategy to their business strategy, and prioritizing the steps to migrate to SAP HANA and the cloud.

An important element of our organization is education. Each year, more than 500,000 individuals are trained by SAP Education, making it one of the largest IT training organizations in the world. In 2014, we updated SAP Learning Hub, providing customers with an even easier-to-use, cloud-based platform that allows for flexible, individualized training. Winner of the prestigious Technology Services Industry Association (TSIA) Star Award in the fall of 2014, this platform solution further simplifies the user experience of SAP software.

SAP has been a frontrunner in the adoption of Massive Open Online Courses (MOOCs) for use in an enterprise context. openSAP is SAP’s enterprise MOOC provider delivering 18 courses through the end of 2014 free of charge on topics such as SAP HANA, cloud, user experience, sustainability, and business innovation. openSAP has reached over 500,000 course enrollments with more than 170,000 individual learners.

In addition, the SAP University Alliances program brings SAP to over 2,000 universities in more than 80 countries, and aims to develop highly-qualified graduates with critical skills for the 21st-century workforce. In partnership with SAP’s six University Competence Centers around the world, universities gain access to an ever-expanding range of SAP software and curriculums, enabling faculty to help students better connect business and IT concepts to practice.

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Acquisitions

SAP views acquisitions as strategic investments in people, technologies, and growth. In 2014, SAP focused on acquisitions that would enhance its position as a cloud and business network company and advance its mission of helping customers Run Simple.

NEW ACQUISITIONS

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In May, SAP acquired Fieldglass, a leading provider of cloud solutions for procuring and managing contingent labor and third-party services. Combined with the collaborative, network-based procurement capabilities of Ariba and the human resources expertise of SuccessFactors, the Fieldglass acquisition uniquely positions SAP to deliver a platform for businesses to manage their entire workforce – both temporary and permanent staff.

¡	In June, SAP acquired SeeWhy, a leading provider of cloud-based behavioral target marketing solutions to help businesses increase customer engagement and drive revenues.

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In December, SAP acquired Concur Technologies. With more than 23,000 customers and 25 million active users in over 150 countries, Concur is the leader in the multibillion dollar travel and expense management field. With the addition of Concur’s corporate travel ecosystem to the Ariba and Fieldglass networks, our business network – the world’s largest – already transacts more than US$700 billion in annual transaction volumes today, according to internal analyses. In addition, this acquisition provides an opportunity for us to power transactions that drive more than US$10 trillion of global spend annually.

Organic growth remains the primary driver of our strategy. We will continue to invest in our own product development and technology innovation, improving the speed, number of projects, and innovations brought to market. We will also continue to acquire targeted, strategic, and “fill-in” technology and software to add to our broad solution offerings and improve coverage in key strategic markets. By doing so, we will strive to best support our customers’ needs for simplified operations.

For more information about our acquisitions, see the Notes to the Consolidated Financial Statements section, Note (4).

VENTURE ACTIVITIES

Through Sapphire Ventures (formerly called SAP Ventures), which comprises our consolidated venture investment funds, SAP supports investments in renowned entrepreneurs worldwide to build industry-leading businesses. Sapphire Ventures has invested in more than 125 companies on five continents for more than 18 years. Some of these companies have been acquired or have become publicly listed companies.

Sapphire Ventures invests in the next generation of global category leaders as well as early-stage venture capital funds in enterprise and consumer technology. Specifically, Sapphire Ventures pursues opportunities in which it can help fuel growth by adding expertise, relationships, geographic reach, and capital. It invests globally with a particular focus on emerging companies in Europe, Israel, and the United States, as well as in Brazil, China, and India.

SAP’s total commitment to Sapphire Ventures is US$1.4 billion for use over the lifetime of its respective funds. Investments through the funds are currently ongoing.

For more information about our consolidated investment funds, see the Notes to the Consolidated Financial Statements section, Note (35).

Acquisitions      67

Partner Ecosystem

HELPING PARTNERS RUN SIMPLE

We engage with an extensive partner ecosystem to help customers around the world overcome complexity, create value, innovate, and thrive. Our partners help expand our reach to thousands more companies and millions more users. With more than 12,800 partners at the end of 2014, our partner ecosystem remains an important element in our success and we continue to create innovative ways for partners of all kinds to collaborate with us for mutual success.

Partners operate independently of SAP, yet complement our business in one or more of the following ways:

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Reselling SAP software and cloud services: Our partners help companies of all sizes identify, purchase, and deploy the ideal solutions for their businesses. Our value-added resellers (VARs) and multitier distribution channels offer local market and industry expertise that simplifies the customer’s journey to the right solution. We closely align our sales efforts with those of our partners through well-defined rules of engagement that outline each organization’s roles and responsibilities. In most markets, partners are the primary sales channel to address the needs of small and midsize enterprises (SMEs). Our company also sells selected products through our own online channel, SAP Store, which includes complementary solutions developed by our partners. In addition, we resell applicable partner solutions as part of our solution extensions portfolio. These partner-developed solutions are tested, validated, and approved by our development organizations, and supported by SAP.

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Developing solutions that complement SAP software: SAP has a vibrant community of partners that develop software on SAP platforms and create complementary products that integrate with our applications. This community is vital in providing our customers with a broad portfolio of industry-specific solutions that allow customers to meet the demands of their markets. At the same time, we maintain strategic relationships with industry-leading technology, software, and services firms. For example, we engage with the partner community in the development of new and simpler products. Our SAP PartnerEdge program for Application Development, with more than 850 active members, enables partners to build complementary solutions on top of our technology platforms – and quickly monetize those solutions. Partners can also embed SAP technology within their offerings under an original equipment manufacturer (OEM) licensing agreement. We work actively with partners to enable new and innovative delivery and go-to-market approaches to support customer needs and preferences. Aside from these formal partnerships, companies within our ecosystem can also certify their integration with SAP technology through the SAP Integration and Certification Center.

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Providing implementation and other services: SAP has strong partnerships with a broad network of IT professional services firms that provide consulting, system integration, hosting, education, and more. These companies are critical to helping our mutual customers simplify the implementation and deployment of SAP solutions. In response to growing customer demand for flexible deployment and purchase options, we work closely with the partner ecosystem to offer innovative cloud-based offerings and services to support different business models.

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To help our partner ecosystem Run Simple and achieve its business goals, we provide an extensive array of business support offerings. For example, our flagship partner program, SAP PartnerEdge, offers a tiered engagement model that provides marketing, sales, and technical enablement, as well as education, deal support, and other resources. In addition, we provide selected global partners with dedicated teams that work closely with them to proactively engage in specialized business development and technical initiatives. Many of our partners participate in SAP Community Network, an online community that facilitates networking and information sharing. In addition, many also participate in the SAP Listens program, which surveys partners for feedback and addresses partner issues.

Our partner ecosystem is rapidly embracing our cloud, mobile, and in-memory computing offerings, including SAP HANA, with more than 3,200 partners or startups already building on our platform. This ecosystem remains a key component in our efforts to simplify our customers’ technology landscapes and improve the lives of people everywhere.

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Customers

When our customers reduce complexity and Run Simple, they can create more sustainable business models – which, in turn, helps us ensure our own long-term viability. That is why we strive to provide more than just software. We continually engage with our customers at every stage – not only during the sales and implementation phases, but also through the ongoing sharing of best practices and innovations.

One example of this strategy is our Customer Engagement Initiative. This program offers customers early insight into certain aspects of potential future products and product enhancements so they can provide early input and feedback in the development cycle. In addition, it offers customers the opportunity to network on topics of mutual interest. These networking opportunities take place at a variety of global events, including the SAPPHIRE NOW and SAP TechEd conferences, as well as virtual events.

CUSTOMER LOYALTY

We gauge customer loyalty through an annual survey that measures our Customer Net Promoter Score (NPS). Customer loyalty is one of our four enterprise-wide strategic goals, along with growth, profitability, and employee engagement.

SAP has used Customer NPS as a key performance indicator since 2012. As we gather experience with the metric and as our business evolves, we expanded our customer base when conducting the 2014 assessment to better reflect our business completely. In addition to our on-premise customers, in 2014 for the first time we included Ariba, SuccessFactors, and Sybase customers in the survey. Therefore, the 2014 Customer NPS score is not fully comparable to the prior year’s score.

In 2014, we achieved a global Customer NPS of 19.1%. This very positive score exceeded our 2014 target of 16%. We aim to achieve a Customer NPS score of 24% in 2015.

Our increased NPS reflects our continued commitment to listening to our customers and responding to their needs. Our goal is to best support both their success and the success of SAP. For example, we conducted global in-person and online focus groups with customers to gain additional insights into “business benefits” themes identified through the surveys. These sessions have enabled us to identify the underlying reasons behind issues and focus more precisely on where we need to make improvements.

For more information on the Customer NPS, see the Performance Management System and the Notes to Social Performance Reporting sections of the SAP Integrated Report 2014 online.

STRONG CUSTOMER DEMAND

In 2014, we saw customers embrace our strategy by licensing or subscribing to the full range of the SAP portfolio – from comprehensive solutions for large enterprises to the latest mobile apps.

Some examples by region include the following customers:

AMERICAS REGION

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Antofagasta Minerals, a Chilean-based copper mining group, selected SAP solutions – including SAP HANA and SuccessFactors HR solutions – to manage its operations on a single platform and help support innovation through Big Data analytics as well as cloud and mobile solutions.

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Bombardier Recreational Products, a Canadian-based global leader in motorized recreational vehicles and powersports engines, selected SAP solutions, including SuccessFactors Employee Central, to optimize its HR solutions and delivery.

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The National Hockey League (NHL), composed of 30 member clubs in the United States and Canada, plans to use the power of SAP HANA to create new statistics that increase fan engagement. This content is expected to be served to fans through a variety of online, television, and mobile media channels.

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Banco Central de Costa Rica selected SAP ERP, SuccessFactors, and other software to obtain an integrated business platform for all administrative, financial, and accounting functions. The Central Bank of Costa Rica plans to create a centralized and integrated business information warehouse for efficient reporting and decision making.

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Ralph Lauren, one of the world’s most successful fashion brands, has chosen solutions from hybris and Ariba, both SAP companies, to pursue its growth objectives. Ralph Lauren will use hybris solutions to improve the consumer shopping experience through better omnichannel capabilities and Ariba’s global procurement network to reduce costs and enhance service quality.

ASIA PACIFIC JAPAN (APJ) REGION

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AGL Corporate Services Pty, one of Australia’s leading renewable energy companies, recently went live with SAP Fiori apps for purchase order approval and leave request approval. SAP Fiori helps AGL simplify business processes through an improved user interface and external access to workflow tasks.

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Infosys, a global leader in technology, consulting, outsourcing, and next-generation services has gone live with SAP Business Suite powered by SAP HANA. With SAP HANA, Infosys expects to accelerate its financial closing processes and progressively move more and more batch activities into a real-time environment.

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Singapore Health Services, one of the largest healthcare groups in Singapore, has selected Ariba solutions to replace its existing procurement platforms. Singapore Health Services expects to improve collaboration with vendors and standardize purchasing practices across its network.

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Tatung Group, a major computer and electronic home appliance company in Taiwan, has chosen SAP as its strategic partner for co-innovation and simplification of all business processes on SAP HANA. Over a five-year period, Tatung plans to implement multiple SAP solutions to transform its business, simplify operations, and become a leader in the “smart energy” industry.

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Mitsui Knowledge Industry (MKI), an IT services provider in Japan, selected the SAP HANA Enterprise Cloud service. In addition to its own professional data analysis service, MKI now aims to provide a market forecasting service for various commodities through a highly available and efficient enterprise cloud infrastructure.

EUROPE, MIDDLE EAST, AND AFRICA (EMEA) REGION

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The Department of Zakat and Income Tax (DZIT), reporting to the Ministry of Finance of the Kingdom of Saudi Arabia, selected the SAP Fraud Management analytic application powered by SAP HANA with the goal of reducing fraud exposure. With the help of SAP, DZIT looks to replace manual processes and increase the revenue for the Kingdom of Saudi Arabia.

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The Kenya Electricity Transmission Company has selected the SAP HANA platform for innovation and the SAP Fiori user experience to simplify its user interface. With these solutions, Ketraco expects to increase its capacity to provide a premium customer experience based on real-time data and analysis.

¡	Spire Healthcare, a provider of private healthcare in the United Kingdom, selected SAP HANA with the aim of improving its patient overall experience.

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Telefónica, an international telecommunications company based in Spain, with more than 120,000 employees selected SuccessFactors HCM Suite as its solution to provide employees with an optimal workplace, demonstrate a commitment to talent, and ensure the best opportunities for professional development.

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Euromaster, a leading integrated tire service and car maintenance network in Europe, chose SAP Business Suite powered by SAP HANA to help handle its finance and supply chain processes. The company hopes to improve efficiency, optimize network coverage and make its business processes more efficient. Euromaster chose SAP software as SAP was the only company offering a concrete industry-specific solution for retail and wholesale using the power of SAP HANA.

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Performance Management System

We use various performance measures to help manage our performance with regard to our primary financial goals, which are growth and profitability, and our primary non-financial goals, which are customer loyalty and employee engagement. We view growth and profitability as indicators for our current performance, while customer loyalty and employee engagement are indicators for our future performance.

MEASURES WE USE TO MANAGE OUR FINANCIAL PERFORMANCE

Measures We Use to Manage Our Operating Financial Performance

In 2014, we used the following key measures to manage our operating financial performance:

Cloud subscriptions and support revenue (non-IFRS): This revenue driver comprises the main revenues of our fast-growing cloud business. We generate cloud subscriptions and support revenue (non-IFRS) when we provide software and the respective support for delivery in the cloud. We use the measure cloud subscriptions and support revenue both at actual currency and at constant currency.

Software and software-related service (SSRS) revenue (non-IFRS): We use SSRS revenue (non-IFRS) and constant currency SSRS revenue (non-IFRS) to measure our revenue growth. Our SSRS revenue includes cloud subscriptions and support revenue plus software and related support revenue. Cloud subscriptions and support revenue and software revenue are our key revenue drivers because they tend to affect our other revenue streams. Generally, customers that buy software licenses also enter into maintenance contracts, and these generate recurring software-related service revenue in the form of support revenue after the software sale. Maintenance contracts cover support services and software updates and enhancements. Software revenue as well as cloud subscriptions and support revenue also tend to stimulate service revenue from consulting and training sales.

New and upsell bookings: For our cloud activities, we also look at new and upsell bookings. This measure reflects the committed order entry of a given period from new customers and from incremental purchases by existing customers for offerings that generate cloud subscription revenue. Thus, it is an indicator for cloud-related sales success in a period and for secured future cloud subscription revenue. We focus primarily on the average contract value variant of the new and upsell bookings measure that considers annualized amounts for multiyear contracts. Additionally, we monitor the total contract value variant of the new and upsell bookings measure that considers the total committed order entry amounts regardless of the contract durations. There are no comparable IFRS measures for these bookings metrics.

Operating profit (non-IFRS)/operating margin (non-IFRS): We use operating profit (non-IFRS)/operating margin (non-IFRS) and constant currency operating profit (non-IFRS)/ operating margin (non-IFRS) to measure our overall operational process efficiency and overall business performance. Operating margin (non-IFRS) is the ratio of our operating profit (non-IFRS) to total revenue (non-IFRS), expressed as a percentage. See below for more information on the IFRS and non-IFRS measures we use.

Measures We Use to Manage Our Non-Operating Financial Performance

We use the following measures to manage our non-operating financial performance:

Financial income, net: This measure provides insight especially into the return on liquid assets and capital investments and the cost of borrowed funds. To manage our financial income, net, we focus on cash flow, the composition of our liquid asset and capital investment portfolio, and the average rate of interest at which assets are invested. We also monitor average outstanding borrowings and the associated finance costs.

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Days’ Sales Outstanding (DSO) and Days’ Payables Outstanding (DPO): We manage working capital by controlling the days’ sales outstanding for operating receivables, or DSO (defined as average number of days from the raised invoice to cash receipt from the customer), and the days’ payables outstanding for operating liabilities, or DPO (defined as average number of days from the received invoice to cash payment to the vendor).

Measures We Use to Manage Overall Financial Performance

We use the following measures to manage our overall financial performance:

Earnings per share (EPS): EPS measures our overall performance because it captures all operating and non-operating elements of profit as well as income tax expense. It represents the portion of profit after tax allocable to each SAP share outstanding (using the weighted average number of shares outstanding over the reporting period). EPS is influenced not only by our operating and non-operating business, and income taxes but also by the number of shares outstanding. We are authorized by our shareholders to repurchase shares and believe that such repurchases, additional to dividend distributions, are a good means to return value to our shareholders.

Effective tax rate: We define our effective tax rate as the ratio of income tax expense to profit before tax, expressed as a percentage.

Operating, investing, and financing cash flows and free cash flow: Our consolidated statement of cash flows provides insight as to how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes of our net assets, our financial structure (including our liquidity and solvency), and our ability to affect the amounts and timing of cash flows in order to adapt to changing circumstances and opportunities. We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand our organic business have been paid off. This measure provides management with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus purchases (other than purchases made in connection with business combinations) of intangible assets and property, plant, and equipment.

MEASURES WE USE TO MANAGE OUR NON-FINANCIAL PERFORMANCE

In 2014, we used the following key measures to manage our non-financial performance in the areas of employee engagement and customer loyalty:

Employee Engagement Index: We use the employee engagement index to measure the motivation and loyalty of our employees, how proud they are of our company, and how strongly they identify with SAP. The index is derived from surveys conducted among our employees. With this measure, we recognize that we can achieve our growth strategy with engaged employees only.

Customer Net Promoter Score (NPS): This score measures the willingness of our customers to recommend or promote SAP to others. It is derived from our customer survey. Conducted each year, this survey identifies, on a scale of 0-10, whether a customer is loyal and likely to recommend SAP to friends or colleagues, is neutral, or is unhappy. We introduced this measure in 2012, as we are convinced that we can achieve our financial goals only when our customers are loyal to, and satisfied with, SAP and our solutions. To derive the Customer NPS, we start with the percentage of “promoters” of SAP – those who give us a score of 9 or 10 on a scale of 0 to 10. We then subtract the percentage of “detractors” – those who give us a score of 0 to 6. The method ignores “passives,” who give us a score of 7 or 8. In addition to our on-premise

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customers, in 2014 for the first time we included Ariba, SuccessFactors and Sybase customers in the survey. Therefore, the 2014 Customer NPS score is not fully comparable to the prior year’s score.

VALUE-BASED MANAGEMENT

Our holistic view of the performance measures described above, together with our associated analyses, comprises the information we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to our decision makers across various management levels.

SAP’s long-term strategic plans are the point of reference for our other planning and controlling processes, including a multiyear plan through 2020. We identify future growth and profitability drivers at a highly aggregated level. This process is intended to identify the best areas in which to target sustained investment. Next, we evaluate our multiyear plans for our support and development functions and break down the customer-facing plans by sales region. Based on our detailed annual plans, we determine the budget for the respective year. We also have processes in place to forecast revenue and profit on a quarterly basis, to quantify whether we expect to realize our strategic goals, and to identify any deviations from plan. We continuously monitor the concerned units in the Group to analyze these developments and define any appropriate actions.

Our entire network of planning, control, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.

NON-IFRS FINANCIAL MEASURES CITED IN THIS REPORT

As in previous years, we provided our 2014 financial outlook on the basis of certain non-IFRS measures. Therefore, this report contains a non-IFRS based comparison of our actual performance in 2014 against our outlook in the Performance Against Outlook for 2014 (Non-IFRS) section.

Reconciliations of IFRS to Non-IFRS Financial Measures for 2014 and 2013

The following table reconciles our IFRS financial measures to the respective and most comparable non-IFRS financial measures of this report for each of 2014 and 2013. Due to rounding, the sum of the numbers presented in this table might not precisely equal the totals we provide.

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Reconciliations of IFRS to Non-IFRS Financial Measures for the Years Ended December 31

€ millions, unless otherwise stated

	2014					2013
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS
Revenue measures
Cloud subscriptions and support	1,087	14	1,101	-3	1,098	696	61	757
Software	4,399	0	4,399	0	4,399	4,516	2	4,518
Support	9,368	5	9,373	114	9,487	8,738	19	8,756
Software and support	13,767	5	13,773	113	13,886	13,254	21	13,275

Software and software-related service revenue	14,855	19	14,874	110	14,984	13,950	82	14,032

Professional services and other service revenue	2,706	0	2,706	32	2,738	2,865	0	2,865

Total revenue	17,560	19	17,580	142	17,722	16,815	82	16,897

Operating expense measures
Cost of software and software-related services	-2,894	350	-2,543			-2,629	364	-2,265
Cost of professional services and other services	-2,379	121	-2,258			-2,402	123	-2,278

Total cost of revenue	-5,272	471	-4,801			-5,031	487	-4,543

Gross profit	12,288	490	12,778			11,784	570	12,354
Research and development	-2,331	127	-2,204			-2,282	120	-2,162
Sales and marketing	-4,304	170	-4,134			-4,131	205	-3,926
General and administration	-892	86	-806			-866	70	-796
Restructuring	-126	126	0			-70	70	0
TomorrowNow and Versata litigation	-309	309	0			31	-31	0
Other operating income/expense, net	4	0	4			12	0	12

Total operating expenses	-13,230	1,288	-11,942	-152	-12,093	-12,336	921	-11,415
Operating profit measures
Operating profit	4,331	1,307	5,638	-9	5,628	4,479	1,003	5,482

Operating margin (in %)	24.7		32.1		31.8	26.6		32.4

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Explanation of Non-IFRS Measures

We disclose certain financial measures, such as revenue (non-IFRS), operating expenses (non-IFRS), operating profit (non-IFRS), operating margin (non-IFRS), earnings per share (non-IFRS), deferred revenue (non-IFRS), and calculated cloud billings measures (non-IFRS), as well as constant currency revenue, expense, profit, deferred revenue, and calculated cloud billings measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for or superior to, our IFRS financial measures.

We believe that the disclosed supplemental historical and prospective non-IFRS financial information provides useful information to investors because management uses this information, in addition to financial data prepared in accordance with IFRS, to attain a more transparent understanding of our past performance and our anticipated future results or – in the case of calculated cloud billings (non-IFRS) – management uses the measures to anticipate metrics that investors use. We use the revenue (non-IFRS) and profit (non-IFRS) measures consistently in our internal planning and forecasting, reporting and compensation, as well as in our external communications, as follows:

¡	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic, and operating decisions.

¡	The variable components of our Executive Board members’ and employees’ remuneration are based on revenue (non-IFRS) and operating profit (non-IFRS) measures rather than the respective IFRS measures.

¡	The annual budgeting process for all management units is based on revenue (non-IFRS) and operating profit (non-IFRS) numbers rather than the respective IFRS financial measures.

¡	All forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than the respective IFRS financial measures.

¡

Both our internal performance targets and the guidance we provided to the capital markets are based on revenue (non-IFRS) and profit (non-IFRS) measures rather than the respective IFRS financial measures.

Our non-IFRS financial measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects.

Revenue (Non-IFRS)

Revenue items identified as revenue (non-IFRS) have been adjusted from the respective IFRS financial measures by including the full amount of support revenue, cloud subscriptions and support revenue, and other similarly recurring revenue that we are not permitted to record as revenue under IFRS due to fair value accounting for the contracts in effect at the time of the respective acquisitions.

Under IFRS, we record at fair value the contracts in effect at the time entities were acquired. Consequently, our IFRS support revenue, IFRS cloud subscriptions and support revenue, IFRS software and software-related service revenue, and IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of revenue that would have been recorded by entities acquired by SAP had they remained stand-alone entities. Adjusting revenue numbers for this revenue impact provides additional insight into the comparability of our ongoing performance across periods.

Operating Expense (Non-IFRS)

Operating expense numbers that are identified as operating expenses (non-IFRS) have been adjusted by excluding the following expenses:

¡	Acquisition-related charges

–

Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

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–	Settlements of pre-existing business relationships in connection with a business combination

–	Acquisition-related third-party expenses

¡	Expenses from the TomorrowNow litigation (formerly labeled as discontinued activities) and the Versata litigation cases

¡	Share-based payment expenses

¡	Restructuring expenses

We exclude certain acquisition-related expenses for the purpose of calculating operating profit (non-IFRS), operating margin (non-IFRS), and earnings per share (non-IFRS) when evaluating SAP’s continuing operational performance because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board does not influence these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. Additionally, these non-IFRS measures have been adjusted from the respective IFRS measures for the results of the share-based payment expenses and restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

The adjustment for expenses and income from the Versata litigation was introduced in 2014 (for details regarding this litigation refer to our Notes to the Consolidated Financial Statements section, Note (24)). Prior-year amounts have been adjusted to comply with the modified set of non-IFRS adjustments. We exclude expenses and income from the Versata litigation to provide additional insight into the comparability of our ongoing operating performance across periods and to continue the alignment of our non-IFRS measures with our internal performance measures.

Operating Profit (Non-IFRS), Operating Margin (Non-IFRS), and Earnings per Share (Non-IFRS)

Operating profit, operating margin, and earnings per share identified as operating profit (non-IFRS), operating margin (non-IFRS), and earnings per share (non-IFRS) have been adjusted from the respective IFRS measures by adjusting for the above-mentioned revenue (non-IFRS) and operating expenses (non-IFRS).

Deferred Cloud Subscriptions and Support Revenue (Non-IFRS) and Calculated Cloud Billings (Non-IFRS)

It is common in capital markets to use metrics based on billings to help evaluate the performance of cloud subscription offerings. A common metric of this kind is calculated cloud billings that can be calculated as the total of a period’s cloud subscriptions and support revenue and the respective period’s change in the deferred cloud subscriptions and support revenue balance. To ease the effort of determining this metric, we report the metric’s components as well as a calculation of the metric itself. To allow an alignment of this calculated cloud billings metric with our revenue reporting, we present the calculated cloud billings metric on an IFRS basis (that is, derived from IFRS numbers) as well as on a non-IFRS basis and a non-IFRS at constant currency basis. The calculated cloud billings (non-IFRS) are derived from both:

¡

Our cloud subscriptions and support revenue (non-IFRS), which is adjusted from the respective IFRS number for the effect of fair value accounting for the contracts in effect at the time of the respective acquisitions as outlined above

¡	Our deferred cloud subscriptions and support revenue (non-IFRS), which is adjusted from the respective IFRS number accordingly

Constant Currency Information

We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell

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standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating profit that are adjusted for foreign currency effects.

We calculate constant currency revenue and operating profit measures by translating foreign currencies using the average exchange rates from the comparative period instead of the current period. Constant currency deferred revenue balances are calculated by translating the current period’s opening and closing deferred revenues balances as well as the comparative period’s closing deferred revenue balance using the opening exchange rates of the comparative period.

Free Cash Flow

The following table shows our free cash flow measure. We use this measure among others to manage our overall financial performance.

Free Cash Flow

€ millions

	2014	2013	Change (in %)
Net cash flows from operating activities	3,499	3,832	-9
Purchase of intangible assets and property, plant, and equipment (without acquisitions)	-737	-566	30

Free cash flow	2,762	3,266	-15

Usefulness of Non-IFRS Measures

We believe that our non-IFRS measures are useful to investors for the following reasons:

¡

Our revenue (non-IFRS), expense (non-IFRS), and profit (non-IFRS) measures provide investors with insight into management’s decision making because management uses these non-IFRS measures to run our business and make financial, strategic, and operating decisions. We include the revenue adjustments outlined above and exclude the expense adjustments outlined above when making decisions to allocate resources. In addition, we use these non-IFRS measures to gain a better understanding of SAP’s operating performance from period to period.

¡

The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions, share based compensation plans, restructuring plans, and the TomorrowNow and Versata litigation cases.

¡

Non-IFRS and non-GAAP measures are widely used in the software industry. In many cases, inclusion of our non-IFRS measures may facilitate comparison with our competitors’ corresponding non-IFRS and non-GAAP measures.

¡

Our deferred cloud subscriptions and support revenue (non-IFRS) and calculated cloud billings (non-IFRS) metrics provide additional insight into amounts that are contracted for and invoiced and that are expected to be recognized in cloud subscriptions and support revenue in the future.

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Limitations of Non-IFRS Measures

We believe that our non-IFRS financial measures described above have limitations, including but not limited to, the following:

¡	The eliminated amounts could be material to us.

¡	Without being analyzed in conjunction with the corresponding IFRS measures, the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:

–	While our profit (non-IFRS) numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue that result from the acquisitions.

–

While we adjust for the fair value accounting of the acquired entities’ recurring revenue contracts, we do not adjust for the fair value accounting of deferred compensation items that result from commissions paid to the acquired company’s sales force and third parties for closing the respective customer contracts.

–

The acquisition-related charges that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur should SAP enter into material business combinations in the future. Similarly, the restructuring expenses that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur should SAP perform restructurings in the future.

–	The acquisition-related amortization expense that we eliminate in deriving our profit (non-IFRS) numbers is a recurring expense that will impact our financial performance in future years.

–

The revenue adjustment for the fair value accounting of the acquired entities’ contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods, while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our operating profit (non-IFRS) and operating margin (non-IFRS) numbers as these combine our revenue (non-IFRS) and expenses (non-IFRS) despite the absence of a common conceptual basis.

–

Our restructuring charges could result in significant cash outflows. The same applies to our share-based payment expense because most of our share-based payments are settled in cash rather than shares.

–

The valuation of our cash-settled share-based payments could vary significantly from period to period due to the fluctuation of our share price and other parameters used in the valuation of these plans.

–

In the past, we have issued share-based payment awards to our employees every year and we intend to continue doing so in the future. Thus, our share-based payment expenses are recurring although the amounts usually change from period to period.

–

The deferred cloud subscriptions and support revenue (non-IFRS) and calculated cloud billings (non-IFRS) metrics that we disclose may be impacted significantly by our revenue recognition policies, for example, when fees from components other than cloud subscriptions sold in multiple element arrangements with cloud subscriptions are reallocated to cloud subscriptions and vice versa. Thus, our calculated cloud billings (non-IFRS) metrics for a given period may not be indicative of the amounts that we have actually billed to customers in the respective period.

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We believe that constant currency measures have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and could materially impact our performance. Therefore, we limit our use of constant currency measures to the analysis of changes in volume as one element of the full change in a financial measure. Additionally, we use different prior period exchange rates for deferred revenue versus revenue items to adjust for currencies. We do not evaluate our results and performance without considering both constant currency measures in revenue (non-IFRS) and operating profit (non-IFRS) measures on the one hand, and changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of our financial reports to follow a similar approach by considering constant currency measures only in addition to, and not as a substitute for or superior to, changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS.

Despite these limitations, we believe that the presentation of the non-IFRS measures and the corresponding IFRS measures, together with the relevant reconciliations, provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We do not evaluate our growth and performance without considering both non-IFRS measures and the comparable IFRS measures. We caution the readers of our financial reports to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenue or other measures of our financial performance prepared in accordance with IFRS.

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Employees and Social Performance

OUR PEOPLE ARE OUR DIFFERENTIATOR

While we put our customers in the center of everything we do, we are equally committed to caring about our employees – the drivers behind our success. Our people are our major asset and differentiator. They give us the competitive advantage in the marketplace and are key to helping our customers Run Simple and helping us realize our goal of becoming “THE cloud company powered by SAP HANA.”

Our top priority is fostering a culture that attracts, retains, and develops talented people. We want our people to flourish, be creative, and unfold their full potential. Therefore, it is essential to create an organization that is simple, to develop and retain leaders who care, and to offer continuous learning opportunities in a work environment that embraces diversity and celebrates inclusion.

In 2014, we won a significant number of awards as an employer, among them the “Great Place to Work” in Brazil, France, India, and Turkey; “Top Employer” in Africa and the United Kingdom; and the top spot as “Best Employer” in the IT category in Germany. In addition, SAP America was ranked as a “Top Place to Work” in the U.S. cities of Philadelphia and Atlanta, as well as in the Bay Area in California.

Leadership

As a cloud company, we must be able to navigate rapid change and chart the simplest possible course through complex problems. The ability not only to stay focused and be both persuasive and decisive but also inspirational and open to feedback has become imperative to our success. To develop those competencies in our leaders is essential; and leadership development is a major undertaking for us at SAP.

We adopted three leadership principles in 2014 that are essential to our continuous growth: ensuring customer success; driving simplicity; and developing amazing talent. These principles are at the core of all of our leadership actions. Each speaks to the need to adapt to changing market demands.

Our customers expect to realize value more quickly and nimbly in the cloud, asking for solutions that navigate greater complexity in simple and sophisticated ways. While they seek agility, we simultaneously have to increase our ability to become more adaptable, comfortable with volatility, uncertainty, complexity, and ambiguity. To drive simplicity, we are fostering a work environment based on trust by letting go of checks and balances, and moving away from a culture of command and control. And finally, to develop amazing talent, leaders are requested to find a balance between business results and people. It is mandatory that leaders actively support employee skill-building to maximize the impact on our success.

We see leadership as a profession. We make leaders accountable, and create a consistent leadership culture across the organization to ensure the engagement with and the advancement of our people. To further enhance accountability and to measure our collective effort to foster a work environment based on trust, we added a question to our annual global employee survey to gauge employees’ trust in our leaders. We measure leadership trust by using the Net Promoter Score (NPS) methodology. Our leadership trust score increased most significantly by 18.3 percentage points up to 46.8%, far exceeding our already ambitious target of 35.0% for 2014. The goal for 2015 is to even further increase the trust in our leadership; we aim for a target of 51.0%. In addition, we made leadership trust one of the key performance indicators for our top leaders at SAP for 2014. Finally, we introduced mandatory leadership training, launching a revamped, roles-based, and interactive curriculum.

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In 2014, we brought together 220 leaders including senior executives, top talents, Millennials, and expert-level employees from across the company at a leadership summit. We explored ways to grow our business in the cloud, lead with purpose, and cultivate engagement as well as foster trust and simplicity. In the spirit of transparency and leadership accountability, we asked the participants at the end of the summit to identify a personal commitment and concrete follow-up action that were displayed on an online “commitment wall,” accessible to all employees in the organization.

Learning

Our learning culture at SAP aims to enable all employees at any level or in any role to learn. We introduced a philosophy of “everyone is a talent,” to focus on maximizing the skills of all our employees. We have adopted a new approach to assessing the individual potential of every person at SAP and have updated our portfolio of development offerings for each level of employee.

We took a number of steps throughout 2014 to ensure that SAP is a best-in-class learning organization. We appointed SAP’s first chief learning officer to create and execute a unified strategy for employee learning. We adopted our Success Map global learning platform, a cloud solution that enables highly personalized “learning on demand.” We streamlined our learning offerings and launched Webinars, produced online courses, and fostered peer interaction. New opportunities include career planning and mentoring workshops, behavioral tests, business simulations, and sponsorship pilots.

As we work to build an agile and heterogeneous workforce to meet future demands and reflect our customer base, we seek to also attract earlier generations of talent to broaden our expertise and balance our experienced employee base that we call “mature talents.” While putting a strong focus on developing our own talents, we also look for new talents externally to complement our current skills. In 2014, we made our recruiting more dynamic, mobile, social media-friendly, and easy to navigate. We launched a new careers site that highlights potential career paths at SAP, catering to different backgrounds, interests, and goals. At the same time, we continued proven methods of recruiting such as opportunities to talk in person and with our presence on university campuses, both important to reach new generations.

Beyond our focus on talent, leadership, and learning, the following four areas help us foster a winning culture that enables us to achieve our goals and create positive impact.

Inclusion

A diverse and inclusive culture fuels our innovation, helps us connect with customers, and makes us a better, more attractive workplace. We focus on four key areas:

¡	Generational intelligence

¡	Gender intelligence

¡	Differently abled people

¡	Culture and identity

We continue to work toward our goal of increasing the number of women in management from 18% in 2010 to 25% in 2017, a goal common to players in the IT industry. Our overall percentage of women in the workforce stayed constant at 31% from 2013 to 2014, and the percentage of women in management slightly increased to 21.3% in 2014 from 21.2% in 2013, marking the fifth year of growth in this area. Year-over-year, we added another 102 women to our management team. To further support progress, we offer executive sponsorships for women and require that at least one female candidate is included on the short list for leadership and other key executive positions.

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Through our employee networks and other programs, we recognize and support diversity in its many dimensions. For example, in 2014, we released “LGBT Allies: SAP Employee Stories,” a video of SAP employees voicing support for the lesbian, gay, bisexual, and transgender (LGBT) community. This grassroots effort brought people together from different nationalities, backgrounds, and roles. We have also expanded our hiring of people with autism in our Autism at Work initiative, which is now implemented in five countries; we are targeting 1% of the total workforce by 2020.

In 2014, we repeated our annual People Weeks, a two-week opportunity for employees to learn and exchange ideas in in-person sessions, Webinars, and discussion forums. This year’s motto, “Shine Through the Cloud,” was designed to connect colleagues to our cloud strategy. A total of 36 virtual and 600 local sessions were offered in 69 countries.

Work/Life Integration

We work to ensure that people at SAP have the ability to manage stress, balance their personal and professional lives, and perform at their best.

To help employees and managers invest in their health and a balanced lifestyle, we continued our global initiatives such as People Weeks, which place a strong focus on health, diversity, and learning. Further, we developed the Employee Health Support Program, which provides a personalized health report and recommendations. Piloted in 2013 in Austria and Ireland, the program has since been rolled out at all SAP locations in Germany and will be offered globally.

In 2014, we introduced a Corporate Oncology Program for Employees, which provides personalized analysis of cancer treatment options supported by SAP HANA. This program assesses individual genetic profiles of cancer cells. SAP is the first company to offer this service to its employees. We piloted the program in the United States and Germany and expect to expand it in further locations.

Our Business Health Culture Index (BHCI), based on our People Survey, assesses the degree to which our workplace culture supports people’s well-being, work/life balance, and organizational health. In 2014, we achieved a score of 70%, compared to 67% in 2013. Given the fast pace of change in the IT industry, we have set a goal of maintaining a score of 70% or higher. Based on our internal model and assumptions, we were able to quantify the connectivity between the BHCI and our operating profit. For each percentage point in change of the BHCI, the impact on our operating profit was approximately between €65 million and €75 million in 2014. For more information, see the Integrated Performance Analysis section of the SAP Integrated Report 2014 online.

Social Investments

Our corporate social responsibility strategy applies our talent, technology, and strategic partnerships to create long-term, sustainable social impact. This year, we continued to focus on two areas that are critical to both SAP and society: education and entrepreneurship. In 2014, SAP contributed approximately €22 million in cash donations to non-governmental and non-profit organizations. Eleven hundred non-profit organizations received technology donations, including a comprehensive implementation of the SAP Business One solution at Specialisterne, an organization SAP works closely with that secures employment for people with autism, and Emprego Ligado, a social organization that offers an online job marketplace to Brazil’s working class. Our employees volunteered about 188,000 hours in communities in 47 countries, with more than 40% of their time spent devoted to providing their unique talents and abilities (“skills-based volunteering”).

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In 2014, we expanded the SAP Social Sabbatical, one of our most successful and strategic programs, designed to cultivate existing talent and create social impact. Each year, we send high-performing employees from around the world to emerging markets, where they collaborate with social enterprises and entrepreneurs on month-long projects to solve a pressing business challenge. Many employees say the experience is life-changing, and they come back as stronger leaders and innovators. Strategic “pro-bono volunteering” is being extended to include local projects and an executive social sabbatical.

We also unveiled an innovative partnership in which SAP helped to create a technology-focused high school in New York City called the Business Technology Early College High School. The public six-year school features a special business and technology curriculum as well as mentoring and internship opportunities with SAP and others within our ecosystem. The school – known as BTECH – is an investment in the next generation as well as our own future, as we help develop a skilled workforce to drive innovation and growth. We plan to support additional schools with similar focus in North America in 2015.

Enhancing Engagement

From our earliest interactions with potential new employees to the many ways that we develop people at SAP, we are ultimately working to engage everyone in our vision – to help the world run better and improve people’s lives. We know that to win in the marketplace and be successful with our cloud strategy, we must continually expand the boundaries of what is possible, and engagement unlocks exceptional performance.

Indeed, in 2014, we were able to show a correlation between employee engagement and margin, further linking our financial and non-financial performance. For each percentage point our employee engagement index goes up or down, the impact on our operating profit was between €35 million and €45 million. For more information, see the Integrated Performance Analysis section of the SAP Integrated Report 2014 online. Employee engagement remains one of SAP’s four corporate strategic goals, along with growth, profitability, and customer loyalty. In our 2014 “pulse check,” we achieved an overall employee engagement score of 79%, compared to 77% in 2013. We aim at achieving a score of 82% by 2015. Employee satisfaction went up in every single category and in nearly all questionnaire items, including topics addressing the confidence in our strategic direction, in particular.

The scores of our People Survey in 2013 revealed that our employees were committed to execute the refreshed strategy but wanted support to translate the strategic direction into their daily life; subsequently this was selected as the key topic for 2014. We attribute the success in 2014 to our efforts to communicate and to explain the refreshed strategy. This effort will be continued in 2015.

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We still see the need to continue our simplification efforts which will be our second focus area for increasing employee engagement in 2015, as our score in this area only improved slightly in 2014. We strongly believe that effective and simple processes and structures are critical to ensure our customer’s and SAP’s success. They not only save time and duplication of effort, but they free up energy for innovation.

In addition to our learning and development opportunities, special initiatives also support engagement. In 2014, we launched the Hasso Plattner Founders’ Award to celebrate the best of who we are and what we do at SAP. More than 2,000 nominations were submitted, with criteria based on transforming problems into opportunities through innovative thinking, reducing complexity, and making bold decisions involving risk-taking and learning from mistakes. Our two winning teams overcame significant technological and organizational challenges to deliver solutions that simplify business problems, focus on the customer, and deliver meaningful value. They showcased the spirit of innovation, entrepreneurialism, and courage that we will maintain as our hallmarks in the years to come.

Our connectivity analysis revealed that employee retention is positively impacted by employee engagement and in 2014, our employee retention rate worldwide was 93.5%, same as in 2013. After making minor adjustments in the assumptions of our connectivity model, a one percentage point change in employee retention can impact our operating profit by about €40 million to €50 million. The average length of service at SAP worldwide in 2014 was approximately 7.2 years (2013: 6.5 years). While we do not seek a general retention rate of 100%, as some turnover supports innovation, a high retention rate is a priority. As with engagement, we believe that a thriving culture and strong leadership, along with a sense of purpose and opportunities to develop, motivate our top talent to stay at SAP.

HEADCOUNT

On December 31, 2014, we had 74,406 full-time equivalent (FTE) employees worldwide (December 31, 2013: 66,572). This represents an increase in headcount of 7,834 FTEs in comparison to 2013. Of the overall headcount increase in 2014, 5,535 resulted from acquisitions. The average number of employees in 2014 was 68,343 (2013: 65,409).

We define the FTE headcount as the number of people we would employ if we only employed people on full-time employment contracts. Students employed part-time and certain individuals who are employed by SAP but who, for various reasons, are not currently working, are excluded from our figures. Also, temporary employees are not included in the above figures. The number of such temporary employees is not material.

On December 31, 2014, the largest number of SAP employees (45%) were employed in the EMEA region (including 24% in Germany), while 30% were employed in the Americas region (including 21% in the United States) and 26% in the APJ region.

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Unless otherwise stated, the main driver for the following headcount increases were SAP’s acquisition activities (mainly Concur). Our worldwide headcount in the field of software and software-related services grew 34% to 15,074 FTEs (2013: 11,261). Cloud operations and support accounted for most of the increase. Professional services and other services counted 14,639 FTEs at the end of 2014 – an increase of less than 1% (2013: 14,629). Our R&D headcount saw a year-over-year increase of 6% to 18,908 FTEs (2013: 17,804). This growth stemmed from an increase in headcount in the area of Products & Innovation. Sales and marketing headcount grew by 14% to 17,969 FTEs at the end of the year (2013: 15,824). General and administration headcount rose 10% to 5,023 FTEs at the end of the year (2013: 4,566). Our infrastructure employees numbered 2,794 FTEs – an increase of 12% (2013: 2,488) driven primarily in our investments in IT.

In the Americas region, headcount (FTEs) increased by 2,503, or 13%; in the EMEA region, the increase was 2,347, or 8%; and in the APJ region, it was 2,985, or 19%.

Our personnel expense per employee stayed essentially flat at approximately €115,000 in 2014 (2013: approximately €114,000). The personnel expense per employee is defined as the personnel expense divided by the average number of employees. For more information about employee compensation and a detailed overview of the number of people SAP employed, see the Notes to the Consolidated Financial Statements section, Note (8).

Number of Employees

Employees by Functional Area

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Environmental Performance: Energy and Emissions

One of the primary ways that we can help both our customers and SAP tackle the challenge of complexity is by increasing efficiency. Simplification and efficiency go hand in hand, and we have worked to enhance both by taking responsibility for our energy usage and carbon emissions including IT-related impact of our customers consuming our cloud offerings.

As we accelerate our shift to the cloud, we have tied our business strategy to our environmental strategy by creating a completely green cloud at SAP, referring to carbon neutrality by purchasing 100% renewable electricity certificates and compensation by offsets. This change – which we implemented in 2014 – does more than mitigate our own impacts. It also means that we can better serve our customers, as we simplify their IT landscape through our cloud offerings and help them increase their own efficiency. Our green cloud strategy is complemented by 100% renewable energy for facilities and electric company cars charged at SAP locations.

The evolution of our green cloud reflects the critical links we see between our environmental and business performance. We bring equal rigor to addressing and measuring both of these areas. In assessing our environmental impact, we focus on energy usage throughout SAP, as well as greenhouse gas emissions across our value chain. Since the beginning of 2008, our energy efficiency measures have generated a cumulative cost avoidance of €310 million, compared to a business-as-usual scenario, with €45 million of that amount created in 2014.

TOTAL ENERGY CONSUMED

Because our energy usage drives our emissions, one of the most important measures we look at is our total energy consumed. This includes all energy that SAP generates or purchases to run our facilities, data centers, company cars, and corporate jets. Our total energy consumption increased to 920 gigawatt hours (GWh) in 2014, compared to 910 GWh in 2013.

This increase is due to significant growth in our business. In addition, as software usage shifts to the cloud, we are operating more of our customers’ systems in our data centers, as well as other locations where we are supplementing our servers. This additional cloud operation, along with the accompanying servers and facilities, consumes more energy. At the same time, we believe this shift has the opposite effect for our customers, which can simplify their technology and save energy through our shared infrastructure, reducing the overall IT-related energy consumption through our highly energy-efficient cloud provisioning.

As our business grows, we have maintained the efficiency gains we have made over the past several years. For example, our total corporate car fleet is not consuming more fuel despite the fact that a significant number of company cars have been added, since the average company car has become more fuel-efficient. So, while our car fleet grew by 5%, we had efficiency gains of 3% across the entire fleet. As a result, our total energy consumption decreased slightly to 13,400 kilowatt hours (kWh) per employee in 2014 (2013: 13,900 kWh).

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GREENHOUSE GAS EMISSIONS

Our goal is to reduce the net greenhouse gas emissions from our operations to levels of the year 2000 by 2020. This target includes all direct and indirect emissions from running our business (Scopes 1 and 2), as well as a selected subset of other indirect (Scope 3) emissions. We do not include all of our Scope 3 emissions in our target because we chose to focus first on those emissions over which we have control or capability to influence. However, we are increasingly addressing both our upstream and downstream emissions to support a comprehensive carbon strategy for SAP.

Specifically, we are working to reduce our emissions through three primary approaches: increasing our operational efficiency combined with innovative approaches to the way we do things; purchasing high-quality renewable electricity certificates; and investing in high-quality carbon credits.

In addition to our long-term goal for 2020, we have set annual targets. Despite integrating new acquisitions in 2014, our total net emissions decreased to 500 kilotons CO2 (2013: 545 kilotons). This decrease stems primarily from our shift to powering all of our data centers and facilities with 100% renewable electricity. We are effectively compensating the emissions caused by our customers’ systems that have moved into our green cloud. Given the large size of our customers’ footprints and our growth strategy in the cloud, we see significant potential to reduce both our own and our customers’ environmental impact.

Nonetheless, we missed our annual target to reduce our emissions to 440 kilotons. The reason is that our business has continued to grow, and more of our overall emissions are caused by business travel. In other words, our shift to green energy – while critical to our long-term reduction strategy – could not fully compensate for the business travel enabling our growth. At the same time, this shift did enhance our efficiency. Our greenhouse gas emissions decreased from 32.4 grams CO2 per euro of total revenue in 2013 to 28.4 grams CO2 per euro in 2014. Our carbon emissions per employee also decreased by about 12% in 2014.

In addition to greater efficiency, we have achieved an overall absolute reduction of 16% since our peak year 2007, when we set our long-term carbon target. This reduction has occurred even as the average number of employees at SAP has increased by almost 32%.

ENVIRONMENTAL INNOVATIONS

The ongoing tension between growth in our business and our goal to reduce our emissions has led us to pursue new approaches. To further decrease our car-related emissions, in 2014, we committed to increase the portion of electric vehicles (or alternatives) in our company car fleet from currently less than 1% to 20% by 2020. This initiative addresses a dilemma that has grown in recent years. Namely, along with our business expansion, the number of SAP employees who are eligible for a company car has increased annually. We aim to ensure that we do not undo our efficiency gains with our growing car fleet.

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In keeping with our existing policy for office buildings and data centers, we continue to power our electric company cars with 100% renewable sources. In Germany, for example, we are incentivizing employees to make the switch by offering a battery subsidy that offsets the cost of using an electric vehicle. We are also developing a management solution that will address “range anxiety,” helping drivers intelligently plan out their trips, their maximum range and the availability of charging stations. We believe that our electric car initiative will play a critical role in helping us achieve our 2020 carbon reduction goal.

Our shift to a green cloud will also bring us closer to our carbon emission goal while extending our reach beyond SAP. In addition to reducing our own emissions, this change enables us to create a far greater impact through our customers. In 2014 alone, the emissions caused by SAP products in use at the sites of our more than 282,000 customers were at least 10 times larger than SAP’s own footprint, meaning they caused more than 6,200 kilotons of CO2. By using 100% renewable energy, we dramatically broaden our sustainability efforts and align them with our cloud strategy. We believe this move not only helps the world run better, but significantly reduces the carbon produced both inside and outside SAP.

In 2014, we also began realizing the benefits of another key sustainability initiative, our investment in the Livelihoods Fund, a unique investment fund whose returns consist of high-quality carbon credits. Several years ago, we made an initial investment of €3 million covering a 20-year participation in the fund, which supports the sustainability of agricultural and rural communities worldwide.

Projects of this fund focus on ecosystem restoration, agriculture, agro-forestry, and rural energy. In eastern India, for example, the fund has helped communities plant fruit trees to diversify food sources and address overcultivation of soil. As opposed to a charitable donation, we have made a long-term investment that brings benefits to society, the environment and SAP. In 2014, we received our first carbon credits from the fund, which helped us reduce our carbon footprint by another 11.2 kilotons.

Another important piece of progress in 2014 was the further implementation of ISO 14001 in SAP locations throughout the world. This well accepted environmental management system is now in place in 23 of our locations worldwide, including our SAP North America headquarters in Newtown Square, Pennsylvania, in the United States, as well as in such diverse countries as Austria, Brazil, Canada (Vancouver), the Czech Republic, Germany, Israel, Italy, and South Africa. To act faster and achieve consistency, we have created a template for rolling out to new sites, enabling us to efficiently build a large global network in which different sites interact and share best practices.

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DATA CENTER ENERGY

Data centers are at the heart of how SAP provides solutions to our customers. The energy consumption in data centers is closely related to technology innovation and customer adoption of our solutions. At the same time, with our energy consumption rising as more of our business moves to the cloud, data centers have become a primary focus of our carbon reduction efforts.

As noted earlier, in 2014 we addressed our data center electricity consumption by shifting entirely to a green cloud at SAP. This means that 100% of our energy usage to provide internal and external computation power now comes from renewable sources. At the same time, we began utilizing external data centers to meet the growing needs of our cloud customers. For this reason, our total data center electricity consumption – at both our internal and external sites – increased from 173 to 179 GWh. To reflect our strategic shift towards a cloud delivery model based on internal and external data centers, we decided to normalize total data center electricity consumption against revenue instead of per SAP employee. On a per million euro basis, this consumption stayed flat at 10.2 megawatt hours (MWh) per million euro revenue between 2013 and 2014.

RENEWABLE ENERGY

Our investment in renewable energy plays a critical role in mitigating our environmental impact, helping us better serve our customers and support a more sustainable energy market. We are committed to buying from renewable sources – in 2014 we focused on solar, wind, and hydro. Our shift in 2014 to 100% renewable energy in all of our data centers and facilities is one of our most significant actions to date to make our operations more sustainable.

In 2014, renewable energy accounted for 100% of our total electricity, compared with 43% in 2013. While we produce a small amount of renewable energy through solar panels in some locations, we mainly rely on the purchase of Renewable Electricity Certificates (RECs) to increase the renewable electricity in our energy mix. We procure RECs that add value and drive change in the electricity market, adopting a set of key criteria to establish high-quality standards, which were aligned with two NGOs. For example, we will consider renewable electricity from biomass only if it is disconnected from coal or other fossil power plants and if the biomass itself is not related to deforestation. In addition, we require that power plants must be no more than 10 years old, as we aim to foster new innovation and production of renewable energy.

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Financial Performance: Review and Analysis

ECONOMY AND THE MARKET

Global Economic Trends

The global economy recovered during the course of 2014, although slowly and heterogeneously, according to the European Central Bank (ECB). The ECB reports that progress in some advanced economies was restrained early in the year, gained momentum in the second and third quarters, but then weakened slightly in the fourth quarter. In the emerging economies, in contrast, the ECB says, structural problems and a tight credit environment impeded growth throughout the year. On the other hand, geopolitical crises, such as those in Ukraine and the Middle East, had little impact on the global economy in 2014, according to the ECB.

Year-over-year growth in the Europe, Middle East, and Africa (EMEA) region was significantly slower than the global average. The ECB reports that growth in the euro area lost momentum throughout 2014; it was particularly weak in the fourth quarter given unexpectedly low investment and exports. The ECB estimates that euro-area gross domestic product (GDP) increased 0.8% year-over-year. It notes that overall growth was robust in Central and Eastern Europe in the first half of 2014 but that in some countries growth slowed in the second half of the year. The intensifying conflict in Ukraine, the international sanctions, and falling oil prices all hampered growth in the Russian economy, especially in the second half of the year.

Year-over-year growth in the Americas region was also slower than the global average, the ECB reports. Strong domestic demand underpinned substantial growth in the U.S. economy, especially in the second and third quarters. In contrast, economic growth in Latin America weakened and the disparity between countries’ growth increased in 2014. For example, the ECB reports that the Brazilian economy grew little – indeed, it contracted in the first six months – while experiencing steep inflation. In contrast, the Mexican economy regained traction in 2014 after suffering a marked reversal the previous year, according to the ECB.

Economic trends in the Asia Pacific Japan (APJ) region were again mixed. In Japan, economic growth slowed again. In the second and third quarters, Japan’s economy even contracted; the ECB links this development with the increase in consumption tax on April 1, 2014. Japan returned to growth in the last quarter of the year. Year-over-year, economic growth in China decelerated – primarily because of a decline in investments. National and local stimulus programs brought a return to greater stability in the fourth quarter. According to the ECB, the outcome was full-year economic growth in China at a rate in the upper single-digit percentage range.

The IT Market

According to U.S. market research firm International Data Corporation (IDC), the global IT market expanded 4.1% in 2014, which is in the lower end of the range IDC expected in its earlier quarterly projections. Drivers were a decrease in production and a decline of average prices for tablets and smartphones in a saturated market, according to IDC. These effects had not been foreseen at the beginning of the year. On the other hand, PC-related sales revenue shrank less than IDC had forecasted in its projections earlier in the year. Indeed, in the advanced economies PC spending rose for the first time since 2010, although it continued to decline in the emerging economies. IDC’s expectations for the software and related services markets remained broadly constant all year. IDC expected that the software market grew 6.1% and the services market grew 3.3% in 2014. According to IDC companies continue to invest in software; increasingly so in solutions for the cloud, mobile, and Big Data. Such investment is targeted at cost reduction, more efficient operation, and optimized hardware utilization.

Each segment of the IT market in the EMEA region expanded less than the global average. IDC states that, in Western Europe, a resurgent PC market (8.2% growth) drove an increase in total IT spending. Nonetheless, overall growth in the IT market in Western Europe market was 1.8% (Germany: 3.6%), which was negatively influenced by political tensions with Russia. The impact of the Ukraine crisis was more noticeable in Central and Eastern Europe, where the IT market nearly stagnated with 0.1% growth (Russia 0.1%). The IT market in Africa and the Middle East grew by a percentage well into double digits.

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In the Americas region, IDC estimates the U.S. IT market as relatively stable and calculated growth of 3.8% in 2014. Progress was slowest in the first quarter, similar to what was seen in the U.S. economy. IT demand grew most rapidly for cloud products, and that growth was at the expense of traditional software products. The markets in Latin America grew more slowly than previously. IDC estimates that the IT market in Latin America grew only 6.2% year-over-year (Brazil: 7.1%; Mexico: 2.8%) after double-digit growth in the previous year and despite a projection of 8% growth for 2014 made at the beginning of the year.

The two largest economies in the APJ region, China and Japan, experienced some difficulty in 2014, and in both countries the IT market was affected, IDC reports. In Japan, where IT spending had grown 4.0% in 2013, IDC estimates that it increased only 0.6% in 2014, held back by the weakness of the overall economy. For China, IDC projected 13.3% growth in 2014 at the beginning of the year, but by the end of the year it had trimmed its expectation to 9.8%.

Impact on SAP

Once again, growth in the overall global economy and in the IT industry was relatively slow in 2014, and it became increasingly volatile as the year progressed. This confronted SAP with considerable challenges. However, thanks to our innovation strategy, extended product portfolio, and strong diversification, we once again succeeded in significantly expanding our business and outperformed the overall global economy and IT industry in all regions in 2014 with regards to revenue growth.

Our non-IFRS software and software-related services revenue increased 7% at constant currencies in 2014. Both our core business and our cloud business contributed substantially to the increase. In our core business, non-IFRS software and support revenue increased 5% at constant currencies, although software revenue growth was affected by difficult economic conditions in almost all of the most important emerging economies for us, notably in Latin America, Russia and Ukraine, and Japan. That led to a 3% year-over-year decline in our non-IFRS software revenue at constant currencies, while our constant currency non-IFRS support revenue grew 8%. Support revenue is a robust feature of our core business model because a maintenance contract generally continues for as long as the customer uses the software. Our cloud business growth was strong. Non-IFRS cloud subscription and support revenue grew 45% over the year at constant currencies. That growth was 32% even after eliminating the results from the acquired cloud companies.

In the EMEA region, we were again highly successful, attaining 7% growth in non-IFRS software and software-related services revenue at constant currencies, while our performance in the United Kingdom was especially noteworthy. A 57% year-over-year increase in non-IFRS cloud subscription and support revenue at constant currencies is an indication that the cloud business is also of growing importance in the EMEA region.

In the Americas region, we achieved 7% growth in non-IFRS software and software-related services revenue at constant currencies despite the difficulties of weak economic progress, particularly in Latin America. Non-IFRS cloud subscription and support revenue grew 39% in the full year at constant currencies.

In the APJ region, the economic environment remained weak in 2014 and was also reflected in our modest revenue growth. However, our strong growth in cloud and a solid performance in India are worth highlighting. In the APJ region, our non-IFRS software and software-related services revenue grew 7% year-over-year at constant currencies, considerably supported by a 60% increase in constant currency non-IFRS cloud subscription and support revenue.

In 2014, we again demonstrated that we are consistently pursuing our strategy for innovation and growth – and that globally we are able to generate growth that few other IT companies can match.

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OVERALL FINANCIAL POSITION

Executive Board’s Assessment

SAP delivered strong growth in the cloud. We also showed a solid software and software-related service revenue performance despite the accelerated shift from upfront software revenue to more predictable cloud revenue. The strong cloud growth is driven by a broad cloud portfolio, the largest cloud business network in the world (Ariba, Concur, and Fieldglass), and SAP HANA Cloud Platform. We will continue to invest in the transformation toward a more predictable cloud business model and once again raise our cloud ambition to grow our cloud subscription and support revenue to be, by 2020, about seven times the respective 2014 revenue.

We achieved our operating profit guidance while we significantly expanded our cloud delivery capabilities. We still aim for a strong total revenue growth, both for the near term and for the medium term. At the same time, we want to maintain the high profitability of our business. All in all, SAP remains in good financial shape.

Influence of Accounting Policies on Our Financial Position

For more information about our accounting policies, see the Notes to the Consolidated Financial Statements section, Note (3).

There are no off-balance sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, and liabilities related to structured entities, which are not disclosed in our Consolidated Financial Statements.

SEGMENT INFORMATION

In the first quarter of 2014, we took significant steps to drive forward our strategy and our ambition to become THE cloud company powered by SAP HANA. To execute this strategy, we merged certain areas of the company that performed similar tasks (for example, the on-premise sales forces with the cloud sales force, and the on-premise support units with the cloud support units) to achieve the seamless organization of SAP.

Since this integration and in the entire year 2014, our cloud-related activities were no longer handled by separate components in our Company. Our Executive Board assesses the financial performance of our Company on an integrated basis only. Consequently, SAP had one single operating segment in 2014.

For more information about the changes to our segment reporting, see the Notes to the Consolidated Financial Statements section, Note (29).

PERFORMANCE AGAINST OUTLOOK FOR 2014 (NON-IFRS)

Our 2014 operating profit-related internal management goals and published outlook were based on our non-IFRS financial measures. For this reason, in this section we discuss performance against our outlook referring solely to these non-IFRS financial measures. All discussion in the Operating Results (IFRS) section, however, is in terms of measures in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and the numbers in that section are not explicitly identified as IFRS measures.

Starting in the second quarter of 2014, we additionally adjusted our non-IFRS operating expense by excluding the expenses resulting from the Versata litigation. (For more information about this litigation, see the Notes to the Consolidated Financial Statements section, Note (24)). Prior-year amounts have been adjusted accordingly. We exclude the Versata litigation expenses to provide additional insight into the comparability of our ongoing operating performance across periods and to continue the alignment of our non-IFRS measures with our internal performance measures.

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Guidance for 2014 (Non-IFRS)

At the beginning of 2014, we gave the guidance that our cloud subscription and support revenue (non-IFRS) will increase to between €950 million and €1 billion (2013: €757 million) at constant currencies. For our software and software-related service revenue (non-IFRS) for 2014, we forecasted an increase of between 6% and 8% at constant currencies (2013: €14,032 million). We expected our full-year operating profit (non-IFRS) for 2014 to be between €5.8 billion and €6.0 billion (2013: €5.48 billion) at constant currencies. We anticipated an effective tax rate (IFRS) of between 26.0% and 27.0% (2013: 24.4%) and an effective tax rate (non-IFRS) of between 27.5% and 28.5% (2013: 25.9%).

In April, we confirmed the guidance for 2014 that we had published in January 2014. In July, we increased our outlook for cloud subscription and support revenue (non-IFRS) to between €1,000 million and €1,050 million (2013: €757 million) at constant currencies.

Based on the strong momentum in SAP’s cloud business, we raised our cloud outlook again in October and expected non-IFRS cloud subscriptions and support revenue to be in a range of €1,040 million to €1,070 million at constant currencies (2013: €757 million). With the customer-driven mix shift from upfront to cloud subscription revenue we expected full-year 2014 non-IFRS operating profit to be in a range of €5.6 billion to €5.8 billion (previously €5.8 billion to €6.0 billion) at constant currencies (2013: €5.48 billion). We confirmed our predictions for software and software-related service revenue (non-IFRS at constant currencies) and for the anticipated effective tax rates.

Actual Performance in 2014 Compared to Guidance (Non-IFRS)

We achieved or exceeded the amended outlook guidance for revenue and operating profit we published in October.

Comparison of Forecast and Results for 2014

	Forecast for 2014	Results for 2014
Cloud subscription and support revenue (non-IFRS, at constant currencies)1)	€ 1,040 million to € 1,070 million	€ 1,098 million
Software and software-related service revenue (non-IFRS, at constant currencies)	+6% to +8%	+7%
Operating profit (non-IFRS, at constant currencies)1)	€5.6 billion to €5.8 billion	€5.63 billion
Effective tax rate (IFRS)	26.0% to 27.0%	24.7%
Effective tax rate (non-IFRS)	27.5% to 28.5%	26.1%

1)	Revised forecast (October 2014).

Despite ongoing economic uncertainty throughout 2014, our new and existing customers continued to show a strong willingness to invest in our solutions. We saw a strong impetus toward growth in the cloud business.

At constant currencies, non-IFRS cloud subscription and support revenue grew from €757 million in 2013 to €1,098 million in 2014. That represents an increase of 45% at constant currencies. The increase includes effects relating to acquisitions not included, or not included in full, in the 2013 amount. These acquisition-related effects account for 13 percentage points in the increase. The increase in our cloud subscription and support revenue led to an increase in our annual cloud revenue run rate to €1,716 million (2013: €1,016 million), with Concur and Fieldglass having together contributed €0.3 billion to the 2014 run rate. In 2014, we began to use the sum of non-IFRS fourth-quarter cloud subscription and support revenue (€360 million) and fourth-quarter non-IFRS cloud-related professional services and other service revenue (€69 million), multiplied by four, to calculate our annual cloud revenue run rate.

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Our non-IFRS software and software-related services revenue grew 7% at constant currencies to €14,984 million (2013: €14,032 million).

Despite adverse economic conditions weighing on business in Russia and Ukraine, our performance in the Europe, Middle East, and Africa (EMEA) region was again sound. Non-IFRS software and software-related service revenue grew 6% (7% at constant currencies) and non-IFRS cloud subscription and support revenue increased 58% (57% at constant currencies) in the EMEA region. In the Americas region, non-IFRS software and software-related service revenue increased 6% (7% at constant currencies), with strong growth in the United States. The economic and political environment in Latin America remained difficult. Our non-IFRS cloud subscription and support revenue increased 39% (39% at constant currencies) in the Americas region. In the Asia Pacific Japan (APJ) region, our non-IFRS software and software-related service revenue increased 4% (7% at constant currencies). Non-IFRS cloud subscription and support revenue increased 59% (60% at constant currencies) in the APJ region.

In 2014, we achieved a non-IFRS operating profit of €5,628 million at constant currencies. Thus, constant currency non-IFRS operating profit was within the range (€5.6 billion to €5.8 billion) we had expected in our updated outlook.

We achieved an effective tax rate (IFRS) of 24.7% and an effective tax rate (non-IFRS) of 26.1%, which is below the outlook of 26.0% to 27.0% (IFRS) and 27.5% to 28.5% (non-IFRS). The reduction mainly results from the regional allocation of income, from tax effects on changes in foreign currency exchange rates, and from taxes for prior years.

OPERATING RESULTS (IFRS)

This section on operating results (IFRS) discusses results only in terms of IFRS measures, so the IFRS numbers are not expressly identified as such.

We acquired Concur Technologies in December 2014, so Concur results are incorporated in our 2014 results only for December. We acquired Fieldglass in May 2014, so Fieldglass results are incorporated in our 2014 results only for May to December. Similarly, because we acquired hybris in August 2013, hybris results are incorporated in our 2013 results only for August to December.

Revenue

Total Revenue

Total revenue increased from €16,815 million in 2013 to €17,560 million in 2014, representing an increase of €746 million, or 4%. This growth reflects a 5% increase from changes in volumes and prices and a 1% decrease from currency effects. The growth in revenue resulted primarily from a €391 million increase in cloud subscription and support revenue and a €631 million rise in support revenue. Consulting revenue declined €147 million and software revenue declined €117 million. Software and software-related service revenue climbed to €14,855 million in 2014, an increase of 6%. Software and software-related service revenue represented 85% of total revenue in 2014 (2013: 83%). Professional services and other service revenue declined 6% from €2,865 million in 2013 to €2,706 million, which was 15% of total revenue, in 2014.

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Cloud Subscriptions and Support Revenue by Region (based on customer location)

For more information about the breakdown of total revenue by region and industry, see the Revenue by Region and Industry section below.

Software and Software-Related Service Revenue

Software revenue results from the fees earned from selling or licensing software to customers. Revenue from cloud subscriptions and support refers to the income earned from contracts that permit the customer to access specific software solutions hosted by SAP during the term of its contract with SAP. Support revenue represents fees earned from providing technical support services and unspecified software upgrades, updates, and enhancements to customers.

Cloud subscription and support revenue increased from €696 million in 2013 to €1,087 million in 2014.

Deferred cloud subscription and support revenue totaled €690 million on December 31, 2014, an increase of 56% (December 31, 2013: €443 million).

The revenue share from more predictable cloud subscription and support revenue together with support revenue increased to 60% (2013: 56%) of total revenue.

A combination of a challenging macroeconomic and political environment in Russia, Ukraine, and some Latin American markets and the accelerating industry shift to the cloud resulted in a €117 million decline in software revenue. That decline, from €4,516 million in 2013 to €4,399 million in 2014, reflects a 3% decrease from changes in volumes and prices.

Software and Software-Related Service Revenue by Region (based on customer location)

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Our customer base continued to expand in 2014. Based on the number of contracts concluded, 12% of the orders we received for software in 2014 were from new customers (2013: 16%). The total value of software orders received declined 3% year-over-year. The total number of contracts signed for new software decreased 3% to 54,120 (2013: 55,909 contracts), while the average order value increased by 1%. Of all our software orders received in 2014, 22% were attributed to deals worth more than €5 million (2013: 24%), while 44% were attributed to deals worth less than €1 million (2013: 44%).

Our stable customer base, continued investment in software by customers throughout 2014 and the previous year, and the continued success of our premium support offerings resulted in an increase in support revenue from €8,738 million in 2013 to €9,368 million in 2014. The SAP Enterprise Support services offering was the largest contributor to our support revenue. The €631 million, or 7%, growth in support revenue reflects a 9% increase from changes in volumes and prices and a 1% decrease from currency effects. This growth is primarily attributable to SAP Product Support for Large Enterprises, SAP Enterprise Support, and our premium offerings. The acceptance rate for SAP Enterprise Support among new customers remained high at 98% in 2014.

Software and support revenue rose €514 million, or 4%, from €13,254 million in 2013 to €13,767 million in 2014. This growth breaks down into a 5% increase from changes in volumes and prices and a 1% decrease from currency effects.

Software and software-related service revenue grew from €13,950 million in 2013 to €14,855 million in 2014, an increase of 6%. This reflects a 7% increase from changes in volumes and prices and a 1% decrease from currency effects.

Professional Services and Other Service Revenue

Professional services and other service revenue consists primarily of consulting and other service revenue. We generate most of our consulting revenue from the implementation of our software products. Other service revenue consists mainly of revenue from messaging services and of training revenue from educational services supplied to customers and partners on the use of our software products and related subjects.

Professional services and other service revenue decreased €159 million, or 6%, from €2,865 million in 2013 to €2,706 million in 2014. This decline reflects a 4% decrease from changes in volumes and prices and a 1% decrease from currency effects.

Customers’ cautious buying behavior toward large services projects led to a decline in consulting revenue from €2,242 million in 2013 to €2,095 million in 2014, a decrease of €147 million, or 7%. This decline reflects a 5% decrease from changes in volumes and prices and a 1% decrease from currency effects. Consulting revenue contributed 77% of the total professional services and other service revenue (2013: 78%). Consulting revenue contributed 12% of total revenue in 2014 (2013: 13%).

Revenue from other services decreased €12 million, or 2%, to €611 million in 2014 (2013: €623 million). This reflects a 1% decrease from changes in volumes and prices and a 1% decrease from currency changes.

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Revenue by Region and Industry

Revenue by Region

We break our operations down into three regions: the Europe, Middle East, and Africa (EMEA) region, the Americas region, and the Asia Pacific Japan (APJ) region. We allocate revenue amounts to each region based on where the customer is located. For more information about revenue by geographic region, see the Notes to the Consolidated Financial Statements section, Note (29).

Total Revenue by Region (based on customer location)

EMEA Region

In 2014, the EMEA region generated €8,383 million in revenue, which was 48% of total revenue (2013: €7,975; 47%). This represents a year-over-year increase of 5%. Revenue in Germany increased 2% to €2,570 million in 2014 (2013: €2,513 million). Germany contributed 31% (2013: 32%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in France, Italy, the Netherlands, Russia, Switzerland, and the United Kingdom. Software and software-related service revenue generated in the EMEA region in 2014 totaled €7,028 million (2013: €6,616 million). Software and software-related service revenue represented 84% of all revenue in the region in 2014 (2013: 83%). Cloud subscription revenue rose 58% to €277 million in 2014 (2013: €176 million). This growth reflects a 57% increase from changes in volumes and prices and a 1% increase from currency effects. Software and support revenue rose 5% to €6,751 million in 2014 (2013: €6,440 million). This growth reflects a 6% increase from changes in volumes and prices and a 1% decrease from currency effects.

Americas Region

In 2014, 37% of our total revenue was generated in the Americas region (2013: 37%). Total revenue in the Americas region increased 4% to €6,489 million; revenue generated in the United States increased 9% to €4,898 million. This growth reflects an 8% increase from changes in volumes and prices and a 1% increase from currency effects. The United States contributed 75% (2013: 72%) of all revenue generated in the Americas region. In the remaining countries of the Americas region, revenue declined 9% to €1,591 million. This reflects a 5% decrease from changes in volumes and prices and a 4% decrease from currency effects. This revenue was principally generated in Brazil, Canada, and Mexico. Software and software-related service revenue generated in the Americas region in 2014 totaled €5,489 million (2013: €5,097 million). Software and software-related service revenue represented 85% of all revenue in the Americas region in 2014 (2013: 82%). Cloud subscription revenue rose by 55% to €709 million in 2014 (2013: €457 million); currency effects were 0%. Software and support revenue rose 3% to €4,780 million in 2014 (2013: €4,641 million). This growth reflects a 3% increase from changes in volumes and prices; currency effects were 0%.

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APJ Region

In 2014, 15% (2013: 15%) of our total revenue was generated in the APJ region, with the strongest revenue growth being achieved in Australia. Total revenue in the APJ region increased 3% to €2,688 million. In Japan, revenue decreased 5% to €600 million. Revenue from Japan was 22% (2013: 24%) of all revenue generated in the APJ region. The decline in revenue from Japan was attributable to a 2% increase from changes in volumes and prices and a 7% decrease from currency effects. In the remaining countries of the APJ region, revenue increased 6%. Revenue in the remaining countries of the APJ region was generated primarily in Australia, China, and India. Software and software-related service revenue in the APJ region totaled €2,337 million in 2014 (2013: €2,237 million). That was 87% of all revenue from the region (2013: 86%). Cloud subscription revenue grew 59% to €101 million in 2014 (2013: €64 million). This growth reflects a 60% increase from changes in volumes and prices and a 1% decrease from currency effects. Software and support revenue increased 3% to €2,236 million in 2014 (2013: €2,173 million). This increase reflects a 5% increase from changes in volumes and prices and a 2% decrease from currency effects.

Revenue by Industry

We allocate our customers to one of our industries at the outset of an initial arrangement. All subsequent revenue from a particular customer is recorded under that industry sector.

Revenue by Industry

In 2014 we achieved above-average growth in the following industry sectors, measured by changes in total revenue: Services (€2,824 million, at a growth rate of 7%); Consumer (€4,045 million, at a growth rate of 7%); Public Services (€1,786 million, at a growth rate of 6%); and Financial Services (€1,697 million, at a growth rate of 4%). Revenue from the other industry sectors: Energy and Natural Resources (€4,158 million, at a growth rate of 2%); and Discrete Manufacturing (€3,051 million, at a growth rate of 2%).

Operating Profit and Operating Margin

In 2014, SAP continued to invest in innovation and made substantial advances in the cloud business. In addition and among other influences, negative currency effects and the difficult economic situation in Latin America and Russia affected our profitability. As a result, our operating profit in 2014 was €4,331 million, a little less than in the previous year (2013: €4,479 million).

In 2014, our operating expenses increased €894 million or 7% to €13,230 million (2013: €12,336 million). The increase relates primarily to an expense in connection with the TomorrowNow and Versata litigation, restructuring costs, continuing investment in our sales organization, and a rise in personnel and infrastructure costs, especially for our cloud business.

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The effect of acquisition-related expenses, which were €562 million (2013: €555 million), of restructuring expenses, which were €126 million (2013: €70 million), and of a €309 million expense relating to the TomorrowNow and Versata litigation weighed more heavily on operating profit than in the previous year. Continuing investment in sales activities around the world and in the cloud also affected operating profit. Our employee headcount (measured in full-time equivalents, or FTEs) increased 7,834 year-over-year. Acquisitions accounted for more than 5,500 of the added FTEs.

Operating Profit

Operating Margin

Those negative effects on operating profit were in part offset by the reduced cost of share-based compensation programs totaling €290 million (2013: €327 million) resulting from the declining year-over-year performance of the stock and by savings in general administration costs.

The overall result of these effects on operating profit was a 2.0 percentage point narrowing of our operating margin in 2014 to 24.7% (2013: 26.6%).

Changes to the individual elements in our cost of revenue were as follows:

Cost of Software and Software-Related Services

Cost of software and software-related services consists primarily of customer support costs, cost of developing custom solutions that address customers’ specific business requirements, costs for deploying and operating cloud solutions, amortization expenses relating to intangibles, and license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to our customers.

In 2014, the cost of software and software-related services increased 10% to €2,894 million (2013: €2,629 million).

Significant costs included an additional €180 million to extend our cloud business, especially outside the United States, with an associated increase in the expense of delivering and operating cloud applications, and a €112 million rise in the cost of providing customer support. They both represent investments that contributed to revenue growth. Our margin on cloud subscriptions and support widened 0.9 percentage points to 55.8% (2013: 54.8%). This improvement in margin was achieved primarily through strong growth in our cloud subscription and support revenue and despite the increased expense we incurred to extend our cloud infrastructure. At the same time, the license fees we pay to third parties decreased by €49 million.

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The gross margin on our software and software-related services, defined as software and software-related services profit as a percentage of software and software-related services revenue, remained constant year-over-year at 81% in 2014 (2013: 81%).

Cost of Professional Services and Other Services

Cost of professional services and other services consists primarily of the cost of consulting and training personnel and the cost of bought-in third-party consulting and training resources. This item also includes sales and marketing expenses for our professional services and other services resulting from sales and marketing efforts where those efforts cannot be clearly distinguished from providing the professional services and other services.

Our consulting business is being greatly affected as we trend away from classic software licensing and consulting revenue toward more subscription revenue from cloud solutions. As a result, both our professional and other services revenue and our professional and other services expense decreased. We reduced costs for professional and other services 1% from €2,402 million in 2013 to €2,379 million in 2014. Our gross margin on professional and other services, defined as professional and other services profit as a percentage of professional and other services revenue, narrowed to 12% (2013: 16%).

Research and Development Expense

Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors we retain to assist in our R&D activities, and amortization of the computer hardware and software we use for our R&D activities.

Although our personnel costs grew because of the 6% increase in our headcount by the end of the year, our R&D expense increased only 2% to €2,331 million in 2014 from €2,282 million in 2013. R&D expense as a percentage of total revenue was slightly less year-over-year at 13.3% (2013: 13.6%). For more information, see the Products, Research & Development, and Services section.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs, direct sales costs, and the cost of marketing our products and services.

Our sales and marketing expense rose 4% from €4,131 million in 2013 to €4,304 million in 2014. The increase was mainly the result of greater personnel costs as we expanded our global sales force and of the reallocation and re-tasking of employees to sales-related work. By increasing our sales force we accelerated our revenue growth. The ratio of sales and marketing expense to total revenue, expressed as a percentage, decreased slightly to 24.5% year-over-year (2013: 24.6%) because costs grew less rapidly than revenue.

General and Administration Expense

Our general and administration expense consists mainly of personnel costs to support our finance and administration functions.

General and administration expense increased 3% from €866 million in 2013 to €892 million in 2014. That this increase was modest compared to the growth in our revenue is primarily the result of careful cost management. The ratio of general and administration expense to total revenue was unchanged in 2014 at 5% (2013: 5%).

Financial Income, Net

Financial income, net, changed to -€25 million (2013: -€66 million). Our finance income was €127 million (2013: €115 million) and our finance costs were €152 million (2013: €181 million).

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Finance income mainly consists of interest income from loans, financial assets (cash, cash equivalents, and current investments) and income of derivatives. This increase is attributable to a higher average liquidity and slightly higher interest rates than in 2013.

Finance costs mainly consist of interest expense on financial liabilities (€93 million in 2014 compared to €131 million in 2013). The decrease year-over-year is mainly due to positive effects from interest rate derivatives and due to lower average indebtedness. For more information about these financing instruments, see the Notes to the Consolidated Financial Statements section, Note (18b).

Income Tax

Our effective tax rate increased slightly to 24.7% in 2014 (2013: 24.4%). For more information, see the Notes to the Consolidated Financial Statements section, Note (11).

Profit After Tax and Earnings per Share

Profit after tax remained almost constant year over year at €3,280 million in 2014 (2013: €3,325 million).

Profit After Tax

Basic earnings per share decreased slightly to €2.75 (2013: €2.79). The number of shares outstanding increased to 1,195 million in 2014 (2013: 1,193 million).

Earnings per Share

Dividend

We believe our shareholders should benefit appropriately from the profit the Company made in 2014. Until now, our policy has been to distribute more than 30% of profit after tax in dividend. In practice however, the payout has been greater than 35% of profit after tax in all recent years. We are therefore amending our policy, which from now on will be to pay a dividend totaling more than 35% of profit after tax.

The Executive Board and the Supervisory Board will therefore recommend to the Annual General Meeting of Shareholders that the total dividend be increased by 10% to €1.10 per share (2013: €1.00). Based on this recommendation, the overall dividend payout ratio (which here means total distributed dividend as a percentage of profit) would be 40% (2013: 36%).

If the shareholders approve this recommendation and if treasury shares remain at the 2014 closing level, the total amount distributed in dividends would be €1,315 million. The actual amount distributed may be different from this total because the number of shares held in treasury may change before the Annual General Meeting of Shareholders. Transactions related to share-based payments could also change the amount of common stock. In 2014, we distributed €1,194 million in dividends from our 2013 profit. In 2014 and 2013, we did not repurchase any SAP treasury shares.

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Dividend per Share

In 2011, in addition to the regular dividend of €0.75 per share, we rewarded our shareholders with a special dividend of €0.35 per share to celebrate our 40th anniversary.

FINANCES (IFRS)

Overview

Global Financial Management

We use global centralized financial management to control liquid assets and monitor exposure to interest rates and currencies. The primary aim of our financial management is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Most SAP companies have their liquidity managed centrally by the Group, so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets help keep SAP flexible, sound, and independent. In addition, various credit facilities are currently available for additional liquidity, if required. For more information about these facilities, see the Credit Facilities section.

We manage credit, liquidity, interest rate, equity price, and foreign exchange rate risks on a Group-wide basis. We use selected derivatives exclusively for this purpose and not for speculation, which is defined as entering into a derivative instrument for which we do not have a corresponding underlying transaction. The rules for the use of derivatives and other rules and processes concerning the management of financial risks are collected in our treasury guideline document, which applies globally to all companies in the Group. For more information about the management of each financial risk and about our risk exposure, see the Notes to the Consolidated Financial Statements section, Notes (25) to (27).

Liquidity Management

Our primary source of cash, cash equivalents, and current investments is funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our growth, to quickly repay financial debt, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2014, our cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars. We generally invest only in the financial assets of issuers or funds with a minimum credit rating of BBB, and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. We rarely invest in the financial assets of issuers with a credit rating lower than BBB, and such investments were not material in 2014.

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating needs and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow (for example, to finance large acquisitions).

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To expand our business, we have made acquisitions of businesses, products, and technologies. Depending on our future cash position and future market conditions, we might issue additional debt instruments to fund acquisitions, maintain financial flexibility, and limit repayment risk. Therefore, we continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding. In recent years we were able to repay additional debt within a short period of time due to our persistently strong free cash flow. For more information about the financial debt, see the Cash Flows and Liquidity section.

Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence, and to support the growth of our business. We seek to maintain a capital structure that will allow us to cover our funding requirements through the capital markets at reasonable conditions, and in doing so, ensure a high level of independence, confidence, and financial flexibility.

After undergoing an external credit rating process, on September 19, 2014, SAP SE was assigned a first-time long-term issuer credit rating of “A2” by Moody’s and “A” by Standard & Poor’s, both with the outlook “Stable.”

Our general intention is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and potentially repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to continue to maintain an adequate liquidity position.

In 2014, we took out a two-tranche bank loan of €4,270 million in total and issued a three-tranche Eurobond of €2,750 million in total with maturities of four to 12 years to finance the acquisition of Concur. In addition a €500 million short-term bank loan was taken for the acquisition of Fieldglass and was repaid in the same year. We also repaid a €500 million Eurobond and the last tranche of the promissory notes amounting to €86 million. Thus, the ratio of total financial debt to total equity and liabilities increased by 13 percentage points to 29% at the end of 2014 (16% as at December 31, 2013).

Capital Structure

	2014		2013		Change (in %)
	€ millions	% of Total equity and liabilities	€ millions	% of Total equity and liabilities
Equity	19,598	51	16,048	59	22
Current liabilities	8,544	22	6,347	23	35
Non-current liabilities	10,366	27	4,695	17	121
Liabilities	18,909	49	11,043	41	71

Total equity and liabilities	38,507	100	27,091	100	42

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Total financial debt consists of current and non-current bank loans, bonds and private placements. For more information about our financial debt, see the Notes to the Consolidated Financial Statements section, Note (18).

As part of our financing activities, in 2015, the Company intends to repay a €550 million Eurobond as well as a US$300 million U.S. private placement tranche when they mature. Furthermore, we are planning to repay a substantial portion of our outstanding bank loans.

Total liabilities on December 31, 2014, mainly comprised financial liabilities of €11,542 million (of which €8,980 million are non-current). Financial liabilities on December 31, 2014, consisted largely of financial debt, which included amounts in euros (€8,799 million) and U.S. dollars (€2,276 million). On December 31, 2014, approximately 70% of financial debt was held at variable interest rates, partially swapped from fixed into variable using interest rate swaps. Total liabilities on December 31, 2014, also comprised non-financial liabilities. Most of these non-financial liabilities result from employee-related obligations.

For more information about financial and non-financial liabilities, see the Notes to the Consolidated Financial Statements section, Note (18).

CASH FLOWS AND LIQUIDITY

Group liquidity on December 31, 2014, primarily comprised amounts in euros and U.S. dollars. Current investments are included in other financial assets in the statement of financial position. Financial debts are included within financial liabilities in the statement of financial position.

Group Liquidity of the SAP Group

€ millions

	2014	2013	Change
Cash and cash equivalents	3,328	2,748	580
Current investments	95	93	2

Group liquidity	3,423	2,841	582
Current financial debt	-2,157	-586	-1,571

Net liquidity 1	1,266	2,255	-989
Non-current financial debt	-8,936	-3,722	-5,214

Net liquidity 2	-7,670	-1,467	-6,203

Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturity of three months or less) and current investments (for example, investments with original maturities of greater than three months and remaining maturities of less than one year) as reported in our Consolidated Financial Statements.

Net liquidity is Group liquidity less total financial debt as defined above.

The increase in Group liquidity compared to 2013 was mainly financing activities in issuing bonds. They were partly offset by cash outflows for acquisitions (such as Concur and Fieldglass), dividend payments, and loan repayments.

For information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our financial income, net, in the Operating Results (IFRS) section.

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Group Liquidity Development

Analysis of Consolidated Statements of Cash Flow

Analysis of Consolidated Statements of Cash Flow

€ millions

	2014	2013	Change (in %)
Net cash flows from operating activities	3,499	3,832	-9
Net cash flows from investing activities	-7,240	-1,781	>100
Net cash flows from financing activities	4,298	-1,589	>100

Net cash provided by operating activities decreased 9% year-over-year to €3,499 million in 2014 (2013: €3,832 million). Payments in connection with the TomorrowNow and Versata litigation had a €555 million negative effect on net cash provided by operating activities. A €61 million increase to €1,356 million in our income tax payments also negatively affected net cash provided by operating activities. In 2014, days’ sales outstanding (DSO) for receivables, defined as the average number of days from the raised invoice to cash receipt from the customer, increased three days to 65 days (2013: 62 days).

Cash outflows from investment activities increased significantly to €7,240 million in 2014 (2013: €1,781 million). The increase resulted principally from the Concur, Fieldglass, and SeeWhy acquisitions. For more information about current and planned capital expenditures, see the Assets and Investment Goals sections.

Net cash inflows from financing activities were €4,298 million in 2014, compared to net cash outflows of €1,589 million in 2013. Cash inflows in 2014 were the result of issuing a €2,750 bond and drawing two tranches (of €1,270 million and €3,000 million) of a loan. Cash outflows arose chiefly from repayments of borrowings (€1,086 million) and the repayment of convertible bonds that we assumed in connection with our acquisition of Concur (US$1,160 million). The 2013 cash outflows had resulted chiefly from dividends paid and the repayment of a €600 million bond.

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The dividend payment of €1,194 million made in 2014 was greater than that of €1,013 million in the prior year because the dividend paid per share increased from €0.85 to €1.00.

Credit Facilities

Other sources of capital are available to us through various credit facilities, if required.

We are party to a revolving €2.0 billion credit facility contract with a current tenor of five years plus one extension option for an additional year. The credit line may be used for general corporate purposes. A possible future withdrawal is not bound to any financial covenants. Borrowings under the facility bear interest at the Euro Interbank Offered Rate (EURIBOR) or London Interbank Offered Rate (LIBOR) for the respective optional currency plus a margin ranging from 0.3% to 0.525%. We pay a commitment fee of 0.079% per annum on unused amounts of the available credit facility. So far, we have not used and do not currently foresee any need to use this credit facility.

As at December 31, 2014, SAP SE had additional available credit facilities totaling €471 million. Several of our foreign subsidiaries have credit facilities available that allow them to borrow funds in their local currencies at prevailing interest rates, generally to the extent SAP SE has guaranteed such amounts. As at December 31, 2014, approximately €54 million was available through such arrangements. There were immaterial borrowings outstanding under these credit facilities from our foreign subsidiaries as at December 31, 2014.

ASSETS (IFRS)

Analysis of Consolidated Statements of Financial Position

Total assets increased by 42% year over year to €38,507 million.

Breakdown of Consolidated Statements of Financial Position

Total current assets increased by 22% in 2014 from €7,351 million to €8,980 million. This was mainly due to an increase in cash and cash equivalents to €3,328 million (2013: €2,748 million) stemming from cash inflows from our operating activities.

Total non-current assets increased by 50% in 2014 to €29,527 million compared to the previous year’s figure of €19,739 million. This change was mainly due to additions to goodwill and intangible assets, resulting from the acquisitions of Concur, Fieldglass and SeeWhy.

Investment in Goodwill, Intangible Assets or Property, Plant, and Equipment (incl. Capitalizations due to Acquisitions)

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Current liabilities increased by 35% to €8,544 million in 2014 as compared to the prior year (€6,347 million) which is mainly due to a short-term bank loan we took to finance the Concur acquisition.

The increase in total non-current liabilities from €4,695 million in 2013 to €10,366 million in 2014 was due mainly to financing activities. We took a long-term bank loan and issued a three-tranche Eurobond, both in connection with the Concur acquisition. For more information about financing activities in 2014, see the Finances (IFRS) section.

Such financing activities lowered the equity ratio (that is, the ratio of shareholders’ equity to total assets) down to 51%, compared to 59% of the prior year.

Equity Ratio

Principal Capital Expenditures and Divestitures Currently in Progress

In 2014, we started construction activities in several locations. We aim to extend our office space to be able to cover future growth. We plan to cover all of these projects in full from operating cash flow. The most important projects are:

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In Bangalore, India, we want to add additional capacity of roughly 2,500 employees. We estimate the total cost to be approximately €49 million, of which we had paid approximately €3 million as of December 31, 2014. We expect to complete the construction of this office building in 2016.

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In Ra’anana, Israel, we commenced construction of a new building. We estimate the total cost of this project to be approximately €54 million, of which we had paid approximately €15 million as of December 31, 2014. We expect to complete the construction of this office building in 2016.

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In our research center in Potsdam, Germany, we started with a second construction phase in order to realize additional capacity for approximately 150 employees. With the extension of our research center we aim to create the general conditions for further teams contributing innovations to SAP products in miscellaneous fields. We estimate the total cost to be approximately €15 million, of which we had paid approximately €4 million as of December 31, 2014. We expect to complete the construction of this office building in 2016.

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In New York City, New York, United States, we started planning the leasehold improvements for our new office space. The project includes the consolidation of our New York City offices for approximately 450 employees. We estimate the total capital expenditures for this project to be approximately €31 million, of which we had paid approximately €1 million as of December 31, 2014. We expect to complete the leasehold improvements in 2016.

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In Paris, France, we started an office consolidation project. The project aims to consolidate three office spaces in Paris into one office space. We estimate the total cost of the leasehold improvements to be approximately €32 million. We expect to complete the leasehold improvements in 2015.

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In Dubai, United Arab Emirates, we started an office consolidation project including an expansion of office space adding additional capacity for 100 employees. We estimate the total cost to be approximately €11 million. We expect to complete the leasehold improvements in 2016.

For more information about planned capital expenditures, see the Investment Goals section. There were no material divestitures within the reporting period.

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Competitive Intangibles

The resources that are the basis for our current as well as future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP SE (based on all outstanding shares), which was €71.6 billion at the end of 2014 (2013: €76.5 billion), with the book value of our equity on the Consolidated Statements of Financial Position, which was €19.6 billion (2013: €16.0 billion). This means that the market capitalization of our equity is more than three times higher than the book value. The difference is mainly due to certain internally generated intangible resources that the applicable accounting standards do not allow to be recorded (at all or at fair value) on the Consolidated Statements of Financial Position. They include customer capital (our customer base and customer relations), employees and their knowledge and skills, our ecosystem of partners, software we developed ourselves, our ability to innovate, the brands we have built up – in particular, the SAP brand itself – and our organization. On December 31, 2014, SAP ranked fourth of the most valuable companies in Germany in terms of market capitalization based on all outstanding shares. According to the Interbrand “Best Global Brands” annual survey, SAP ranked again the 25th most valued brand in the world (2013: 25th). Against other German brands, the SAP brand ranks third behind Mercedes-Benz and BMW, and 9th globally against other IT brands. Interbrand determined our brand value as US$17.3 billion, an increase of 4% compared to the previous year (2013: US$16.7 billion).

The results of our current and past investment in research and development are also a significant element in our competitive intangibles.

Our customer capital continued to grow in 2014. We gained more than 28,500 new customers in various market segments and strengthened our existing customer relationships. To help us improve insight into our customers’ view of SAP, in 2012 we began measuring our Customer Net Promoter Score (NPS), a metric that gives a more complete picture of customer loyalty as it answers the question of how likely our customers would be to recommend SAP. For more information about our new customers and NPS, see the Customers section.

Employee-related activities increased the value of our employee base and our own software. For more information, see the Employees and Social Performance section and the Products, Research & Development, and Services section. We also increased the value of our partner ecosystem by continuing to develop sales and development partnerships.

REPORT ON THE ECONOMIC POSITION OF SAP SE

SAP SE is headquartered in Walldorf, Germany, and is the parent company of the SAP Group, which comprises 288 companies. SAP SE is the Group holding company and employs most of the Group’s Germany-based development and service and support personnel.

As the owner of the intellectual property in most SAP software, SAP SE derives its revenue mainly from software license fees paid by its subsidiaries for the right to market SAP solutions.

The SAP SE annual financial statements are prepared in accordance with the reporting standards in the German Commercial Code and the German Stock Corporation Act. The full SAP SE annual financial report and unqualified audit report are submitted to the operator of the Elektronischer Bundesanzeiger (Online German Federal Gazette) for publication and inclusion in the Unternehmensregister (German Business Register). It is available from SAP SE on request.

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Income

The income statement uses the nature of expense method and presents amounts in millions of euros.

SAP SE Income Statement – German Commercial Code (Short Version)

€ millions

	2014	2013
Total revenue	8,957	8,413
Other operating income	722	893
Cost of services and materials	-3,099	-2,896
Personnel expenses	-1,476	-1,390
Depreciation and amortization	-272	-309
Other operating expenses	-2,697	-2,197

Operating profit	2,135	2,514

Finance income	921	825

Income from ordinary activities	3,056	3,339
Income taxes	-749	-834

Net income	2,307	2,505

The total revenue of SAP SE in 2014 was €8,957 million (2013: €8,413 million), an increase of 6%. Product revenue increased €383 million to €6,926 million (2013: €6,543 million). As in previous years, product revenue was primarily generated from license fees paid by subsidiaries of SAP SE. The increase in SAP SE revenue in 2014 was therefore principally the result of the increase in software and software-related service revenue achieved by the SAP Group.

Other operating income decreased €171 million to €722 million (2013: €893 million). The year-over-year decrease is due primarily to a decline in gains from currency effects. SAP SE cost of services and materials increased 7% to €3,099 million (2013: €2,896 million). SAP SE cost of services and materials comprises third-party services, including those provided by SAP subsidiaries. SAP SE personnel expenses, mainly the labor cost of the developers, service and support employees, and administration staff employed by SAP SE, increased 6% to €1,476 million (2013: €1,390 million) primarily because headcount increased over the year. Other operating expenses increased 23% to €2,697 million (2013: €2,197 million). This increase is mainly attributable to litigation settlement payments in the amount of €267 million and higher currency losses which increased €122 million compared to the previous year. The effect was partly offset by decreased costs for third-party services and impairments of trade receivables. SAP SE operating income decreased 15% to €2,135 million (2013: €2,514 million), primarily due to an increase in other operating expenses.

Finance income was €921 million (2013: €825 million), an increase of €96 million compared with the previous year. The increase is due to a €148 million increase in income from securities classified as financial assets, a €78 million increase in investment income, and an €8 million increase in net interest income. These were in part offset by a decrease of €125 million in income from profit transfer agreements and an increase of €13 million in write-downs of financial assets.

SAP SE income from ordinary activities, which is the sum of operating profit and finance income, decreased €283 million to €3,056 million (2013: €3,339 million). Income tax decreased 10% to €749 million (2013: €834 million). After deducting taxes, the resultant net income is €2,307 million (2013: €2,505 million), a decrease of €198 million year-over-year.

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Assets and Financial Position

In 2014, SAP SE total assets closed at €30,169 million (2013: €22,055 million).

SAP SE Balance Sheet – German Commercial Code (Short Version)

€ millions

	12/31/2014	12/31/2013
Assets
Intangible assets	232	289
Property, plant, and equipment	994	965
Financial assets	24,953	16,857
Fixed assets	26,179	18,111
Inventories	2	2
Accounts receivable	3,048	2,857
Liquid assets	691	884
Short-term assets	3,741	3,743
Prepaid expenses and deferred charges	146	113
Deferred taxes	70	63
Surplus arising from offsetting	33	25
Total assets	30,169	22,055

Equity and liabilities
Shareholders’ equity	12,494	11,295
Provisions	1,102	1,203
Other liabilities	16,568	9,549
Deferred income	5	8

Total shareholders’ equity and liabilities	30,169	22,055

Financial assets increased €8,096 million compared with the previous year to €24,953 million (2013: €16,857 million), due mainly to the increase in contributions to subsidiaries for the acquisitions of Concur and Fieldglass. Short-term assets stood at €3,741 million (2013: €3,743 million), a year-over-year decrease of €2 million, reflecting a €191 million increase in accounts receivable and €193 million decrease in liquid assets.

SAP SE shareholders’ equity rose 11% to €12,494 million (2013: €11,295 million). Against outflows of €1,194 million associated with the payment of the 2013 dividend, there was a €2,307 million increase in net income and an inflow of €85 million from the issuance of shares to service the share-based payments of employees. The equity ratio (that is, the ratio of shareholders’ equity to total assets) decreased from 51% in 2013 to 41% in 2014.

Provisions decreased €101 million to €1,102 million (2013: €1,203 million). While the other provisions increased €12 million to €674 million, the reserves for tax decreased €113 million to €426 million (2013: €539 million).

Other liabilities increased €7,019 million to €16,568 million (2013: €9,549 million). This increase is mainly attributable to higher financing liabilities for the acquisition of Concur and Fieldglass in the amount of €6,433 million in 2014. Liabilities to affiliated companies increased €599 million, primarily due to increased cash contributions by subsidiaries through SAP SE’s centralized management of finance and liquidity.

Cash flow from operating activities decreased €118 million to €2,869 million in 2014 (2013: €2,987 million), largely caused by a decrease in net income. This decrease was partly offset by the abovementioned cash contributions by subsidiaries through SAP SE’s centralized management of finance and liquidity.

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SAP SE Cash Flow Statement – German Commercial Code (Short Version)

Mio. €

	2014	2013
Net cash flows from operating activities	2,869	2,987
Net cash flows from investing activities	-8,302	-485
Net cash flows from financing activities	5,290	-1,975
Net decrease/increase in cash and cash equivalents	-143	527

Cash and cash equivalents at the beginning of the year	834	307

Cash and cash equivalents at the end of the year	691	834

SAP SE used net cash flows from investing activities of €8,302 million in 2014 (2013: €485 million), a year-over-year increase of €7,817 million, notably for contributions to the capital of SAP America, Inc. in connection with the acquisition of Concur and Fieldglass and €266 million for property, plant, and equipment. They were in part offset by inflows of €73 million from sales of property, plant and equipment and financial assets, additionally long-term investments of SAP SE generated cash inflows of €50 million.

Net cash flows from financing activities were €5,290 million in 2014 compared to a cash outflow of €1,975 million in 2013. Inflows of €7,520 million were mainly attributable to the issued new bonds and the additional loans for the abovementioned acquisitions, and €54 million inflows were generated from the reissuance of treasury shares for share-based payments. SAP SE outflows included the dividend of €1,194 million (2013: €1,013 million) and repayments of financial liabilities of €1,090 million.

At the close of the year, SAP SE held €691 million in short-term liquid assets (2013: €834 million), a year-over-year decrease of €143 million.

Opportunities and Risks

SAP SE is subject to materially the same opportunities and risks as the SAP Group. For more information, see the Risk Management and Risks as well as the Expected Developments and Opportunities sections.

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Corporate Governance Fundamentals

CORPORATE GOVERNANCE STATEMENT

The German Commercial Code, section 289a, requires that as a listed company, SAP SE publish a corporate governance statement either as part of its management report or on its Web site. The Executive Board of SAP SE filed the corporate governance statement on February 18, 2015, and published it on the SAP public Web site at www.sap.com/corporate-en/investors/governance.

For more information about the corporate governance of SAP, see the Corporate Governance Report section.

CONVERSION TO A EUROPEAN COMPANY

At the Annual General Meeting of Shareholders on May 21, 2014, SAP shareholders approved the conversion of the Company’s legal form to a European Company (Societas Europaea, SE). The conversion became effective when it was entered in the commercial register on July 7, 2014. Since this date, the Company’s legal form is SAP SE.

CHANGES IN MANAGEMENT

Bob Calderoni, president of Ariba, an SAP company, and a member of our Global Managing Board, left SAP on January 15, 2014.

On May 4, 2014, the Supervisory Board appointed Robert Enslin and Bernd Leukert to the Executive Board, with immediate effect. Robert Enslin continues to be responsible for our global customer operations. Bernd Leukert assumed responsibility for the entire development organization for products and innovation from Vishal Sikka who resigned from the Executive Board for personal reasons and left the Company on May 4, 2014.

In addition, the Supervisory Board of SAP SE endorsed the appointment of Ingrid-Helen Arnold and Stefan Ries to our Global Managing Board, with a view to further strengthening the next generation of SAP executives.

With effect from the closing of the Annual General Meeting of Shareholders on May 21, 2014, Jim Hagemann Snabe resigned from his position as co-CEO of SAP AG and was elected to the Supervisory Board of SAP SE.

Effective July 1, 2014, Luka Mucic succeeded Werner Brandt as chief financial officer, when the latter retired, as planned, from the Executive Board.

INFORMATION CONCERNING TAKEOVERS

Information required under the German Commercial Code, sections 289 (4) and 315 (4), with explanatory report.

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Composition of share capital: For information about the composition of SAP SE’s share capital as of December 31, 2014, see the Notes to the Consolidated Financial Statements section, Note 21. Each share entitles the bearer to one vote. American depositary receipts (ADRs) representing our shares are listed on the New York Stock Exchange in the United States. ADRs are certificates representing non-U.S. shares and are traded on U.S. stock exchanges instead of the underlying shares. One SAP ADR corresponds to one SAP share.

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Restrictions applying to share voting rights or transfers: SAP shares are not subject to transfer restrictions except the lock-in period under the SAP Share Matching Plan (SMP), described below. SAP held 33,274,852 treasury shares as at December 31, 2014. Treasury shares do not entitle us to any rights, and therefore not to any voting rights or dividend. Shares issued in 2014 under the employee SMP are subject to contractual transfer restrictions for a three-year lock-in period unless the plan member’s employment with SAP is ended during that period. Until that lock-in period has expired, the participating employees are not ordinarily allowed to dispose of the shares they have acquired under the plan. We are not aware of any other restrictions applying to share voting rights or to share transfers.

¡	Shareholdings that exceed 10% of the voting rights: We are not aware of any direct or indirect SAP SE shareholdings that exceed 10% of the voting rights.

Corporate Governance Fundamentals      113

¡	Shares with special rights conferring powers of control: No SAP shareholder has special rights conferring powers of control.

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Type of control over voting rights applying to employee shareholders who do not directly exercise their control rights: As with other shareholders, employee holders of SAP shares exercise their control rights in accordance with the law and the Articles of Incorporation. In votes on the formal approval of their acts at the Annual General Meeting of Shareholders, employee representatives on the Supervisory Board – as all other members of the Supervisory Board – are prohibited from exercising the voting rights associated with their shares.

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Legal requirements and provisions in the Articles of Incorporation concerning the appointment and dismissal of members of the Executive Board and amendment to the Articles of Incorporation: Conditions for the appointment and dismissal of members of the Executive Board and amendment to the Articles of Incorporation reflect the relevant provisions of applicable European and German law, including Council Regulation (EC) No. 2157/2001 on the Statute for a European Company (the “SE Regulation”) and the German Stock Corporation Act. Under the Articles of Incorporation, the Executive Board consists of at least two members who are appointed for a period of not more than five years by the Supervisory Board in accordance with the SE Regulation, articles 39 and 46. The number of members of the Executive Board is decided by the Supervisory Board. Executive Board members may be reappointed for, or their term of office extended by, a maximum of five years. Simple majority of the Supervisory Board membership is required for Executive Board appointments. In the event of a tie, the chairperson of the Supervisory Board has the casting vote. The Supervisory Board can appoint a chairperson of the Executive Board and one or more deputy chairpersons from among the members of the Executive Board. The Supervisory Board can revoke appointments to the Executive Board in accordance with the SE Regulation, article 9, and the German Stock Corporation Act, section 84, if compelling reasons exist, such as gross negligence on the part of the Executive Board member. If the Executive Board is short of a required member, one may be appointed in urgent cases by a court in accordance with the SE Regulation, article 9, and the German Stock Corporation Act, section 85. In accordance with the SE Regulation, article 59, and the German Stock Corporation Act, section 179, an amendment of the Articles of Incorporation requires a resolution of the General Meeting of Shareholders with a majority of at least three-quarters of the valid votes cast. For any amendments of the Articles of Incorporation which require a simple majority for stock corporations established under German law, however, the simple majority of the valid votes cast is sufficient if at least half of the subscribed capital is represented or, in the absence of such quorum, the majority prescribed by law (that is, two thirds of the votes cast, pursuant to article 59 of the SE Regulation) is sufficient. Section 11 (2) of the Articles of Incorporation authorizes the Supervisory Board to amend the Articles of Incorporation where such amendments only concern the wording.

¡

Powers of the Executive Board to issue and repurchase shares: The Annual General Meeting of Shareholders on May 25, 2011, granted powers to the Executive Board, subject to the consent of the Supervisory Board, to issue convertible and warrant-linked bonds and to grant conversion and option rights in respect of SAP SE shares representing a total attributable portion of the share capital of not more than €100 million secured by a corresponding amount of contingent capital. These powers will expire on May 24, 2016. The Executive Board is also authorized until June 7, 2015, to increase the share capital by not more than €250 million by issuing new shares against contributions in cash and to increase the share capital by not more than €250 million by issuing new shares against contributions in cash or in kind. For more details about the different tranches of authorized capital and the aforementioned contingent capital, see the Articles of Incorporation, section 4. The Annual General Meeting of Shareholders on June 4, 2013, granted a power to the Executive Board in accordance with the German Stock Corporation Act, section 71 (1)(8), to buy back for treasury on or before June 3, 2018, SAP SE shares attributable in total to not more than €120 million of the share capital. The power is subject to the proviso that the shares repurchased, together with any shares that were previously acquired and are still held by SAP in treasury and any other shares controlled by SAP, must not in total exceed 10% of SAP’s share capital. Executive Board powers, such as those described to issue and repurchase stock and to grant rights of conversion and subscription to shares of SAP, are

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widely followed common practice among German companies like SAP. They give the Executive Board the flexibility it needs, in particular, the options to use SAP shares as consideration in equity investments, raise funds on the financial markets at short notice on favorable terms, or return value to shareholders during the course of the year. To service the SMP, which is an employee stock plan we established in 2010, the Executive Board is authorized, subject to Supervisory Board consent, to issue to participants of the plan new shares until June 7, 2015. This authorized capital has been used for plan tranches in 2010, 2011, and 2012 (but not in 2013 and 2014), and on December 31, 2014, it empowered the Company to issue new shares representing a total attributable portion of the share capital of not more than €29,609,256.

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Material agreements with provisions that take effect in the event of a change of control following a takeover bid: SAP SE has concluded the following material agreements with provisions that take effect in the event of a change of control, whether following a takeover bid or otherwise:

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The terms of SAP’s syndicated €2 billion revolving credit facility include a change-of-control clause. For more information about this syndicated credit facility, see the Notes to the Consolidated Financial Statements section, Note (26). This clause obliges SAP SE to notify the banks in case of a change of control. If, on receiving the notification, banks that represent at least two-thirds of the credit volume so require, the banks have the right to cancel the credit facility and demand complete repayment of the outstanding debt. If no continuation agreement is reached, the credit facility would end and the obligation to repay would become effective at an ascertainable time.

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In agreements between SAP SE and various banks for bilateral credit facilities that totaled €471 million as at December 31, 2014, we have agreed customary material adverse change clauses permitting the banks to terminate if events occur that are materially averse to the economic standing of SAP SE, which may possibly also include a change of control. We believe that in view of our current liquidity situation, termination of these credit facilities would not have a material adverse effect, at least in the near term.

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SAP issued two bonds in 2010, each in two tranches of different tenures, totaling €2.2 billion, of which one matured in fiscal year 2014. In 2012, SAP set up a Debt Issuance Program under which a first tranche of Eurobonds in the amount of €1.3 billion was issued. In 2013, a new €4 billion Debt Issuance Program was set up under which no bonds were issued until December 31, 2013. In 2014, SAP renewed our Debt Issuance Program that now amounts to €6 billion. In November 2014, three tranches of Eurobonds in the total amount of €2.75 billion were issued under the Debt Issuance Program. For more information about these bonds, see the Notes to the Consolidated Financial Statements section, Note (18b). Under the terms agreed with the buyers, we are required to notify the buyers of any change of control without delay. If there is a change of control and SAP is consequently assigned a lower credit rating within a defined period, buyers are entitled to demand repayment.

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Under the terms of our U.S. private placements totaling US$2.65 billion, we are required to offer lenders repayment of outstanding debt if there is a change of control and SAP is consequently assigned a lower credit rating within a defined period. For more information about these private placements, see the Notes to the Consolidated Financial Statements section, Note (18b). Lenders would have at least 30 days to accept the offer.

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We have entered into relationships with other companies to jointly develop and market new software products. These relationships are governed by development and marketing agreements with the respective companies. Some of the agreements include provisions that, in the event of a change of control over one of the parties, give the other party a right to consent to the assignment of the agreement or to terminate it.

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Agreements to compensate members of the Executive Board or the employees in the event of a takeover bid: Agreements have been concluded with the members of the Executive Board concerning compensation in the event of a change of control. These agreements, which are customary in Germany and elsewhere, are described in the Compensation Report, which is an integral part of this management report. We have no analogous compensation agreements with other employees.

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Risk Management and Risks

OUR RISK MANAGEMENT

Internal Control and Risk Management System

As a global company, SAP is exposed to a wide variety of risks across our range of business operations. As a consequence, the Executive Board has put comprehensive risk management and internal control structures into place that enable SAP to identify and analyze risks early on and take appropriate action. Our risk management and internal control system is designed to identify potential events that could negatively impact the Company and to provide reasonable assurance regarding the achievement of the Company objectives, specifically our ability to achieve our financial, operational, or strategic goals as planned.

This system comprises multiple control mechanisms and is an important element of the corporate decision-making process; it is therefore implemented as an integral part of SAP’s business processes across the entire Group. Ensuring that our global risk management efforts are effective and enable us to aggregate risks and report on them transparently, we have adopted an integrated risk management and internal control approach.

Because we are publicly listed in both Germany and the United States, we are subject to both German and U.S. regulatory requirements that relate to risk management and internal controls over financial reporting, such as provisions in the German Stock Corporation Act, section 91 (2), and the U.S. Sarbanes-Oxley Act (SOX) of 2002, section 404. Our Executive Board has established an early warning system (risk management system) to ensure compliance with applicable regulations and for the effective management of risks.

Our risk management system is based on five pillars, comprising a dedicated risk management policy and a standardized risk management methodology followed by a global risk management organization. The internal control system comprises the internal control and risk management system for financial reporting (ICRMFR) that also covers the broader business environment. In 2014, we continued to implement continuous control monitoring and continuous auditing in selected areas. Using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework 2013, we define and cover internal controls all along the value chain on a process and subprocess level to assure that sound business objectives are set in line with the organization’s strategic, operational, financial, and compliance goals. In addition, we have a governance model in place across risk management and the internal control system to ensure both systems are effective, as well as a central software solution to store, maintain, and report all risk-relevant information.

Risk Management Policy and Framework

The risk management policy issued by our Executive Board governs how we handle risk in line with the Company’s risk appetite and defines a methodology that is applied uniformly across all parts of the Group. The policy stipulates who is responsible for conducting risk management activities and defines reporting and monitoring structures. In 2014, as part of our regular review, we updated and rolled out the mandatory policy to all employees with a dedicated acknowledgement process. Our global corporate audit function conducts regular audits to assess the effectiveness of our risk management system. Every year, SAP’s external auditor assesses if SAP SE’s early risk identification system is adequate to identify risks that may endanger our ability to continue as a going concern. SAP’s enterprise risk management follows COSO II (integrated framework for enterprise risk management) and covers risks in the areas of strategy, operational business, financial reporting, and compliance. As of today, the risk management system analyzes risks and only assesses or analyzes opportunities where deemed appropriate.

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Risk Management Methodology and Reporting

The following sections describe the key elements of the risk management process as part of the SAP risk management policy: risk planning, identification, analysis, response, and monitoring.

Risk planning and risk identification for both internal and external risks are conducted in cooperation between risk managers and the business units or subsidiaries across the Group. We use various techniques to identify risks. For example, we have identified risk indicators and developed a comprehensive risk catalog that includes risk mitigation strategies for known product and project risks. Risk identification takes place at various levels of our organization to ensure that common risk trends are identified and end-to-end risk management across organizational borders is enabled. We apply both qualitative and quantitative risk analysis as well as other risk analysis methods such as sensitivity analyses and simulation techniques.

To determine which risks pose the highest threat to the viability of the SAP Group, we classify them as “high,” “medium,” or “low” based on the likelihood that a risk will occur within the assessment horizon as well as the impact the risk would have on SAP’s business objectives if it were realized. The scales for measuring these two indicators are given in the following tables.

Probability/Likelihood of occurrence	Description
1% to 19%	Remote
20% to 39%	Unlikely
40% to 59%	Likely
60% to 79%	Highly Likely
80% to 99%	Near Certainty

In this framework, we define a remote risk as one that will occur only under exceptional circumstances and a near certain risk as one that can be expected to occur within the specified time horizon.

The period for analyzing our risks is at least the used forecast period. The period for analyzing our risks that could be possible threats to the Group’s ability to continue as a going concern, is eight rolling quarters.

Impact Level	Impact Definition
Insignificant	Negligible negative impact on business, financial position, profit, and cash flows
Minor	Limited negative impact on business, financial position, profit, and cash flows
Moderate	Some potential negative impact on business, financial position, profit, and cash flows
Major	Considerable negative impact on business, financial position, profit, and cash flows
Business-Critical	Detrimental negative impact on business, financial position, profit, and cash flows

Based on the likelihood that a risk will occur as well as the impact the risk would have on SAP’s reputation, business, financial position, profit, and cash flow leads us to classify the risks as “high,” “medium,” or “low.”

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Risk analysis is followed by risk response and risk monitoring. Our risk managers work in close cooperation with the business owners, ensuring that effective strategies are implemented to address risks. Risks may be reduced by taking active steps based on risk approval. Business owners are responsible for continuously monitoring the risks and the effectiveness of mitigation strategies, with support from the respective risk managers. To provide greater risk transparency and enable appropriate decision making for business owners, we have established a risk delegation of authority (RDOA) for relevant parts of the organization as deemed appropriate. RDOA is a risk management decision-making hierarchy that helps business owners gain timely insight into projects and processes with the greatest risk, so they are better able to review the relevant information, understand the risk profile and associated mitigation strategies, and determine if their approval is warranted. Depending on the exposure, approval is required at different levels of the Company, up to and including the Executive Board.

All identified and relevant risks are reported at the local, regional, and global levels in accordance with our risk management policy. At local, regional, and global levels, we have established executive risk councils that regularly discuss risks and countermeasures and that monitor the success of risk mitigation. In addition, the Executive Board is informed quarterly about individual risks based on clearly defined reporting criteria. Newly identified or existing significant risks that are above a defined threshold or with a potential significant impact are also reported to the chairperson of the Supervisory Board and to the chairperson of the Audit Committee of the Supervisory Board. This includes any potential going concern risks.

We also have a process in place that analyzes those risks with respect to potential effects on liquidity, excessive indebtedness, and insolvency, which could be possible threats to the Group’s ability to continue as a going concern.

Risk Management Organization

Our risk management organization ensures the coverage of the functions of risk management governance, strategic, operational, financial, and compliance risk management. The Global Governance, Risk & Compliance (GRC) organization comprises a group-wide governance function, which includes

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regular maintenance and implementation of our risk management policy. The uniform process model comprises all essential elements of risk management: risk planning, risk identification, risk analysis, risk response, and risk monitoring. This function is also responsible for standardized risk reporting to risk committees at different levels of the Company, including the Executive Board as well as the chairpersons of the Supervisory Board and the Audit Committee.

Our strategic risk management function resides within Global Controlling and is responsible for enabling early identification and mitigation of risks that could threaten the successful execution of SAP’s strategic priorities and targets. It also supports the successful execution of our corporate strategy by creating transparency regarding risks that could threaten commercial interests or intangible assets such as corporate or product reputation and brand image.

Operational and financial risk management is uniformly implemented at SAP. GRC risk managers independent of the business are assigned to each of SAP’s important business units and business activities and to selected strategic initiatives. All GRC risk managers, together with assigned risk contacts in the business units, continuously identify and assess risks associated with material business operations using a uniform approach and monitor the implementation and effectiveness of the measures chosen to mitigate risks. Further financial risk management activities are performed by our Global Treasury function.

During the merger and acquisition and post-merger integration phase newly acquired companies are subject to risk management performed by SAP’s Corporate Development function. Furthermore, as long as they are not integrated, existing risk management structures are maintained within the acquired companies.

Risk managers are responsible for supporting and monitoring the implementation of risk management across the Group that is both effective and compliant with regulatory requirements and SAP’s global risk management policy. Based on SAP’s risk management policy, all risks and risk-related matters have to be reported to the Global GRC organization.

The head of Global GRC, together with other key functions (for example Global Controlling or Treasury), is responsible for SAP’s internal control and risk management program, and provides regular updates to the Audit Committee of the Supervisory Board. The overall risk profile of the Group is consolidated by the head of Global GRC, who reports to the Group CFO.

Internal Control and Risk Management System for Financial Reporting

The purpose of a company’s system of internal control over financial reporting is to ensure with sufficient certainty that its financial reporting is reliable and in compliance with applicable generally accepted accounting principles. Because of the inherent limitations of internal control over financial reporting, it may not prevent or bring to light all potential misstatements in our financial statements.

SAP’s internal control and risk management system for financial reporting (ICRMSFR) is based on our Group-wide risk management methodology. The ICRMSFR includes organizational, control, and monitoring structures designed to ensure that data and information concerning our business are collected, compiled, and analyzed in accordance with applicable laws and properly reflected in the IFRS Consolidated Financial Statements.

Our ICRMSFR also includes policies, procedures, and measures designed to ensure compliance of SAP’s financial reports with applicable law and standards. We analyze new statutes, standards, and other pronouncements concerning IFRS accounting and its impact on the ICRMSFR. Failure to adhere to them would present a substantial risk to the compliance of our financial reporting. Finally, the ICRMSFR has both preventive and detective controls, including, for example, automated and non-automated reconciliations, segregated duties with two-person responsibility, authorization concepts in our software systems, and monitoring.

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Our Corporate Financial Reporting department codifies all accounting policies in the Group Accounting and Global Revenue Recognition Guidelines. These policies and the corporate closing schedule together define the closing process. Under this closing process, all SAP legal entities prepare, partly supported by centralized and outsourced services, their financial statements for consolidation by our Corporate Financial Reporting department. The Corporate Financial Reporting department and other corporate departments assist the local subsidiaries’ efforts to comply with Group accounting policies and monitor their work. Our corporate audit function and Corporate Financial Reporting department conduct financial statement audits of SAP subsidiaries.

The Corporate Financial Reporting department conducts all of SAP’s financial consolidation. We have outsourced some work, such as valuing projected benefit obligations and share-based payment obligations, and purchase price allocations in the context of asset acquisitions and business combinations. We have also outsourced the preparation of the local statutory financial statements of most of our subsidiaries. The employees who work on SAP’s financial reporting receive training in the policies and processes.

A committee proposes the results of the assessment on the ICRMSFR effectiveness with respect to our IFRS consolidated financial statements as at December 31 each year to the Group CFO based on an analysis of the design and operating effectiveness of our respective internal controls over financial reporting. The committee meets regularly to set the annual scope for the test of effectiveness, to evaluate any possible weaknesses in the controls, and to determine measures to address them adequately. During its own meetings, the Audit Committee of the Supervisory Board regularly scrutinizes the resulting assessments of the effectiveness of the internal controls with respect to the IFRS consolidated financial statements.

Its assessment of the effectiveness of the ICRMSFR related to our IFRS consolidated financial statements was that on December 31, 2014, the Group has an effective internal control system over financial reporting.

Risk Management and Internal Control Governance

Our Executive Board is responsible for ensuring the effectiveness of the risk management and internal control system. The effectiveness of both systems and their implementation in the different Executive Board areas is monitored by each board member. We regularly provide a status on the risk management and the internal control system to the Audit Committee. Key risks are reported quarterly to the chairman of the Supervisory Board and in the Audit Committee. The Audit Committee of the Supervisory Board regularly monitors the effectiveness of SAP’s risk management and internal control system. In this regard, they requested the Corporate Audit department to regularly audit various aspects of the risk management system and its effectiveness. Additional reassurance will be obtained through the external audit of the effectiveness of our internal control system over financial reporting and the internal warning system.

Software Solution Deployed

We use our own risk management software (SAP solution for GRC) to effectively support the governance process. Risk managers record and address identified risks using our risk management software to create transparency across all known risks that exist in the Group, as well as to facilitate risk management and the associated risk reporting. This information is available to managers through a mobile app as well as regularly issued reports, and is consolidated and aggregated for the quarterly risk report to the Executive Board. The solution also supports the risk-based approach of SAP’s internal control and risk management system for financial reporting (ICRMSFR).

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RISK FACTORS

The following sections outline risk factors that we identify and track using our risk management software (SAP solutions for GRC). They are presented below at a more aggregated level as compared to their use in internal controlling, but are broken down by the same risk categories we use in our internal risk management system reporting structure.

SAP SE is the parent company of the SAP Group. Consequently, the risks described below also apply – directly or indirectly – to SAP SE.

Economic, Political, Social, and Regulatory Risk

Uncertainty in the global economy, financial markets, or political conditions could have a negative impact on our business, financial position, profit, and cash flows, and put pressure on our operating profit.

Our business is influenced by multiple risk factors that are both difficult to predict and beyond our influence and control. These factors include global economic and business conditions and fluctuations in national currencies. Other examples are political developments and general regulations, as well as budgetary constraints or shifts in spending priorities of national governments.

Macroeconomic developments, such as a global economic crisis, chronic fiscal imbalances and slowing economic conditions in emerging markets, might decrease the ability and willingness of our customers to invest in our solutions or might lead to delays in purchasing. In addition, changes in the euro rates for particular currencies might have an adverse effect on business activities with local customers and partners. Furthermore, political instabilities in regions such as the Middle East and Africa, crisis situations (such as in Ukraine), natural disasters, and pandemic diseases (such as Ebola) contribute to economic and political uncertainty.

These events could reduce the demand for SAP software and services, and lead to:

¡	Delays in purchases, decreased deal size, or cancelations of proposed investments

¡	Potential lawsuits from customers due to denied provision of service as a result of sanctioned party lists or export control issues

¡	Higher credit barriers for customers, reducing their ability to finance software purchases

¡	Increased number of bankruptcies among customers, business partners, and key suppliers

¡	Increased default risk, which may lead to significant impairment charges in the future

¡	Market disruption from aggressive competitive behavior, acquisitions, or business practices

¡	Increased price competition and demand for cheaper products and services

Any one or more of these might reduce our ability to sell and deliver our software and services which could have an adverse effect on our business, financial position, profit, and cash flows.

SAP has established measures and conducted scenario analyses to address and mitigate the described risks and adverse effects to the extent possible. We offer our customers standard software and product packages that are fast and easy to install, as well as financially attractive financing, software licensing, and subscription models. Furthermore, we continue to apply cost discipline internally and have a conservative financial planning policy. Additionally, SAP is continuously reshaping our organizational structure and processes to increase efficiency.

We estimate the probability of occurrence of this risk to be likely. Therefore, we cannot completely exclude the possibility that it will have a business-critical impact on our business, financial position, profit, and cash flows. This could exacerbate the other risks we describe in this report or cause a negative deviation from our revenue and operating profit target. We classify this risk as a high risk.

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Our international business activities expose us to numerous and sometimes even conflicting regulatory requirements, and to risks that could harm our business, financial position, profit, and cash flows.

We are a global company and currently market our products and services in more than 180 countries and territories in the Americas (including Latin America and North America); Asia Pacific Japan (APJ); China, Hong Kong, Taiwan and Macau (Greater China); Europe, Middle East, and Africa (EMEA); and Middle and Eastern Europe (MEE) regions. Our business in these countries is subject to numerous risks inherent in international business operations. Among others, these risks include:

¡	Conflict and overlap among tax regimes

¡	Possible tax constraints impeding business operations in certain countries

¡	Expenses associated with the localization of our products and compliance with local regulatory requirements

¡	Discriminatory or conflicting fiscal policies

¡	Operational difficulties in countries with a high corruption perceptions index

¡	Protectionist trade policies and regulations for import and export

¡	Works councils, labor unions, and immigration laws in different countries

¡	Data protection and privacy in regard to access by government authorities to customer, partner, or employee data

¡	Difficulties enforcing intellectual property and contractual rights in certain jurisdictions

¡	Country-specific software certification requirements

As we expand further into new countries and markets, these risks could intensify. The application of these laws and regulations to our business is sometimes unclear, subject to change over time, and sometimes may conflict between different jurisdictions. Additionally these laws and governments’ approach to enforcement, as well as our products and services, are continuing to change and evolve. Compliance with these types of regulation may involve significant costs or require changes in products or business practices. Non-compliance could result in penalties being imposed on us or orders that we stop the alleged noncompliant activity. One or more of these factors could have an adverse effect on our operations globally or in one or more countries or regions, which could have an adverse effect on our business, financial position, profit, and cash flows.

We address these risks with various measures depending on the circumstances, including, for example, a strong legal and compliance office presence in the main countries, maintaining an effective Data Protection and Privacy Office and associated policy, receiving guidance from external economics consultants, law firms, tax advisors, and authorities in the concerned countries, and taking legal actions.

Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that this risk could have a major impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

Social and political instability caused by state-based conflicts, terrorist attacks, civil unrest, war, or international hostilities, as well as pandemic disease outbreaks or natural disasters, may disrupt SAP’s business operations.

Terrorist attacks and other acts of violence or war, civil and political unrest (such as in the Middle East, in Ukraine, Israel, Syria, Libya, and in other parts of Africa), natural disasters (such as hurricanes, flooding, or similar events) or pandemic diseases (such as Ebola) could have a significant adverse effect on the related economy or beyond. Such an event could lead, for example, to the loss of a significant number of our

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employees, or to the disruption or disablement of operations at our locations, and could affect our ability to provide business services and maintain effective business operations. Furthermore, this could have a significant adverse effect on our partners as well as our customers and their investment decisions, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

Our mitigation measures have been designed and implemented to minimize such adverse effects. To ensure continuous operations of all critical business processes, we have been implementing and operating a worldwide business continuity management and crisis management system. To enable effective response and minimize possible losses in case of crisis situations, we have installed local crisis management teams at our main locations, supplemented by regional crisis management teams for the Americas (including Latin America and North America), APJ, and EMEA regions, and a global crisis management team.

To protect our key IT infrastructure (especially our data centers), critical business systems, and processes from material adverse effects in crisis situations, disaster recovery and business continuity plans have been developed that include implementation of data redundancies and daily data backup strategies. To verify and improve our approach, our Global IT organization has been certified to the internationally recognized ISO 22301:2013 (Business Continuity Management) standard. In addition, our corporate headquarters, which includes certain critical business functions, is located in the German state of Baden-Württemberg. This area has historically been free of natural disasters.

With regard to the increased relevance of current and anticipated political crisis situations and acts of violence as well as pandemic diseases impacting SAP’s business, we believe that the increased likelihood of this risk materializing is unlikely; however, we cannot exclude the possibility of such a risk occurring and having a business-critical impact on our reputation, business, financial position, profit, and cash flows, or causing a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

Market Risks

Our established customers might not buy additional software solutions, subscribe to our cloud offerings, renew maintenance agreements, purchase additional professional services, or they might switch to other products or service offerings (including competitive products).

In 2014, we offered a wide range of support services including SAP MaxAttention, SAP Enterprise Support, and SAP Product Support for Large Enterprises. We continue to depend materially on the success of our support portfolio and on our ability to deliver high-quality services. Traditionally, our large installed customer base generates additional new software, maintenance, consulting, and training revenue. Despite the high quality and service level of our transformed and expanded service offering in the area of premium engagements, we may be unable to meet customer expectations. Existing customers might cancel or not renew their maintenance contracts, decide not to buy additional products and services, not subscribe to our cloud offerings, or accept alternative offerings from other vendors. In addition, the increasing volume in our cloud business as well as the conversion of traditional on-premise licenses to cloud subscription licenses could have a potential negative impact on our software and maintenance revenue streams. This could have an adverse effect on our on-premise software and maintenance business, financial position, profit, and cash flows.

Working closely with SAP user groups, we continuously demonstrate the business value and the benefits of our solution, service and support portfolio in terms of innovation, quality, and high service level as well as through customer references and success stories. Additionally, we continuously monitor the performance and the perceived value of our services and the satisfaction of our customers. We implement mitigating steps where required.

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With regard to our increasing volume in cloud business as well as the conversion of traditional on-premise licenses to cloud subscription licenses we estimate the increased probability of this risk materializing to be unlikely. However, we cannot completely exclude the possibility that it could have a business-critical impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. Overall, we classify this risk as medium risk.

The success of our cloud computing strategy depends on market perception and an increasing market adoption of our cloud solutions and managed cloud services. Insufficient adoption of our solutions and services could lead to a loss of SAP’s position as a leading cloud company.

The market for cloud computing is increasing and shows strong growth relative to the market for our on-premise solutions. To offer a broad cloud service portfolio and generate the associated business value for our customers, we have acquired cloud computing companies such as SuccessFactors, Ariba, Fieldglass and Concur. Due to ongoing contracts and previous substantial investments to integrate traditional on-premise enterprise software into their businesses, customers and partners might be reluctant or unwilling to migrate to the cloud.

Other factors that could affect the market acceptance of cloud solutions include:

¡	Concerns with entrusting a third party to store and manage critical employee or company confidential data

¡	Customer concerns about security capabilities and reliability

¡	Customer concerns about the ability to scale operations for large enterprise customers

¡	The level of configurability or customizability of the software

¡	Missing integration scenarios between on-premise products and cloud-to-cloud solutions

¡	Failure in secure and successful delivery of cloud services by any cloud service provider could have a negative impact on customer trust in cloud solutions

¡	Strategic alliances amongst our competitors in the cloud area could lead to significantly increased competition in the market

If organizations do not perceive the benefits of cloud computing, the market for cloud business might not develop further, or it may develop more slowly than we expect, either of which could have an adverse effect on our business, financial position, profit, reputation and cash flows.

Among measures to communicate the business value of our cloud solutions to the market, we invest significantly in infrastructure and processes that ensure secure operations of our cloud solutions including the adaption of cloud service delivery to local and/or specific market requirements (such as local or regional data centers) and the compliance with all local legal regulations regarding data protection and privacy as well as data security.

Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that this risk could have a business-critical impact on our reputation, business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify the risk as a medium risk.

Our market share and profit could decline due to increased competition, market consolidation and technological innovation, and new business models in the software industry.

The software industry continues to evolve rapidly and is currently undergoing a significant shift due to innovations in the areas of mobile, Big Data, connectivity, the Internet of Things, digital, cloud computing, and social media. While smaller innovative companies tend to create new markets continuously, large traditional IT vendors tend to enter such markets mostly through acquisitions. SAP faces increased competition in its business environment from traditional as well as new competitors. This could result in increased price pressure, cost increases, and loss of market share, which could have an adverse effect on our business, financial position, profit, and cash flows.

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Additionally, customers could change their buying behavior by accelerating their acceptance of cloud solutions to reduce their investments which might have a temporary adverse effect on our operating results. Furthermore, the trend in the market to invest more in cloud solutions might lead to an increased risk of the potential loss of existing on-premise customers. It may also have a temporary adverse effect on our revenue due to an increased number of conversions from on-premise licenses to cloud subscriptions from existing SAP customers in our installed base.

We believe we will be able to protect our leadership in the market if we continue to execute successfully on our customer-centric innovation strategy, which is driven by a mix of organic growth, targeted acquisitions, and attractive cloud solution offerings. To compete successfully in the market, we continuously enhance our global processes and adjust our organizational structures.

Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that this risk could have a major impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

Business Strategy Risks

Demand for our new solutions may not develop as planned and our strategy on new business models and flexible consumption models may not be successful.

Our software business consists of new software licenses, software license updates, and support and maintenance fees, as well as of cloud subscriptions. Our customers are looking to take advantage of technological breakthroughs from SAP without compromising their previous IT investments. However, the introduction of new SAP solutions, technologies, and business models as well as delivery and consumption models is subject to uncertainties as to whether customers will be able to perceive the additional value and realize the expected benefits. There is an increased risk that such uncertainties may lead customers to wait for reference customers first, which might result in a lower level of adoption of our new solutions, technologies, business models and flexible consumption models, or no adoption at all. This could have an adverse effect on our business, financial position, profit, and cash flows.

To mitigate this risk, SAP is balancing the distribution of our strategic investments by evolving and protecting our core businesses and simultaneously developing new solutions, technologies, and business models for markets, such as analytics, applications, and database and technology. Furthermore, we continuously demonstrate the benefits of our solution and service portfolio through customer references and success stories as well as the provision of support excellence to ensure customer satisfaction with and after the implementation of our solution.

We estimate the probability of occurrence of this risk to be remote, but cannot completely exclude the possibility that this risk could have a business-critical impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

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We recognize cloud subscription and support revenue over the term of the respective service periods, and our business depends substantially on customers renewing their agreements and purchasing additional modules or user licenses from us. Although any downturns or upturns in cloud sales may not be immediately reflected in our operating results, any decline in our customer renewals would harm the future operating results of the cloud business.

We recognize cloud subscription and support revenue over the respective service provision, which typically range from one to three years with some up to five years. As a result, most of the respective revenue recognized in a given period originates from agreements entered into in earlier periods. Consequently, a shortfall in demand for our cloud portfolio in any period may not significantly impact our cloud subscription and support revenue for that quarter, but could have an adverse effect on targeted cloud subscription and support revenue in future periods.

To maintain or improve our operating results in the cloud business, it is important that our customers renew their agreements with us when the initial contract term expires and purchase additional modules or additional users. Our customers have no obligation to renew their subscriptions after the initial subscription period, and we cannot assure that customers will renew subscriptions at the same or at a higher level of service, or at all.

Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our cloud solution and services portfolio, the integration capabilities of our cloud solutions into their existing solution environment (including hybrid solutions combining both cloud and on-premise solutions), our customer support, concerns on stable, efficient and secure cloud operations and in compliance with legal and regulatory requirements, our pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, the effects of global economic conditions, or reductions in our customers’ spending levels.

If our customers do not renew their subscriptions, renew on less favorable terms, or fail to purchase additional modules or users, our revenue and billings may decline, and we may not realize significantly improved operating results from our customer base. This could have an adverse effect on our business, financial position, profit, and cash flows.

We share our overall long-term cloud strategy and our integration road map with our customers and continuously implement improvements that enhance our cloud solutions including instant provisioning, a consumer-grade user experience, and a fast time to value, among others. To continuously improve our services, we closely monitor any issue and work together with customers to perform a root-cause analysis and provide a solution. Furthermore, we are adapting cloud service delivery to local and/or specific market requirements (such as local or regional data centers) and in accordance with legal and regulatory requirements.

Although we estimate the probability of occurrence of this risk to be remote, we cannot completely exclude the possibility that this risk could have an increased business-critical impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

If we are unable to scale and enhance an effective partner ecosystem, increased revenue already included in our forecast might be endangered.

An open and vibrant partner ecosystem is a fundamental pillar of our success and growth strategy. We have entered into partnership agreements that drive co-innovation on our platforms, profitably expand all our routes-to-market to optimize market coverage, and provide high-quality services capacity in all market segments. Partners play a key role in driving market adoption of our entire solutions portfolio, by co-innovating on our platforms, embedding our technology, and reselling and/or implementing our software.

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If partners consider our products or services model less strategic and/or financially less attractive compared to our competition or if SAP fails to establish a network of qualified partners that meet our quality requirements and the requirements of our customers, then, among other things, partners might not:

¡	Develop a sufficient number of new solutions and content on our platforms

¡	Provide high-quality products and services to our customers

¡	Drive growth of references by creating customer use cases and demo systems

¡	Sufficiently embed our solutions to profitably drive product adoption, especially with new innovations such as SAP HANA

¡	Enable and train sufficient resources to promote sell and support to scale into targeted markets

¡	Comply with applicable laws and regulations, resulting in delayed, disrupted, or terminated sales and services

¡	Transform their business model in accordance with the transformation of SAP’s business model in a timely manner

¡	Renew their existing agreements with us or enter into new agreements on terms acceptable to us or at all

If one or more of these risks materialize, this may have an adverse effect on the demand for our products and services. As a result we may not be able to scale our business to compete successfully with other software vendors, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

SAP continues to invest in long-term, mutually beneficial relationships and agreements with partners. We continue to develop and enhance a wide range of partner programs to retain existing and attract new partners of all types. We offer training opportunities to a wide range of resources for our partners and additionally provide demo solutions to enable partners to lead business value discussions on cloud and on-premise with customers. A thorough certification process for third-party solutions has been designed and established to ensure consistent high-quality and seamless integration.

Although we consider this risk to be unlikely in view of our partner strategy, we cannot exclude the possibility that this risk could have a major impact on our reputation, business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target if it were to materialize. We classify this risk as a medium risk.

Human Capital Risks

If we do not effectively manage our geographically dispersed workforce, we may not be able to run our business efficiently and successfully.

Our success is dependent on appropriate alignment of our internal and external workforce planning processes and our location strategy with our general strategy. It is critical that we manage our internationally dispersed workforce effectively, taking short and long-term workforce and skill requirements into consideration. This applies to the management of our internal as well as our external workforce. Changes in headcount and infrastructure needs could result in a mismatch between our expenses and revenue. Failure to manage our geographically dispersed workforce effectively could hinder our ability to run our business efficiently and successfully and could have an adverse effect on our business, financial position, profit, and cash flows.

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We are focusing on mitigating this risk through a range of activities including transformation of the business, succession management; workforce planning (which aims to achieve diversity and the right mix of talent and to take account of demographic changes); outsourcing; external short-term staffing; employer branding; career management (such as offering opportunities for short-term assignments and opportunities to improve skills, competencies, and qualifications); and extended benefit programs – for example, a performance-oriented remuneration system, an employer-financed pension plan in certain countries, and long-term incentive plans.

We estimate this risk to be a remote possibility, but we cannot underestimate its potential to have a major impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a low risk.

If we are unable to attract, develop, and retain leaders and employees with specialized knowledge and technology skills, or are unable to achieve internal diversity and inclusion objectives, we might not be able to manage our operations effectively and successfully, or develop successful new solutions and services.

Our highly qualified workforce is the foundation for our continued success. In certain regions and specific technology and solution areas, we continue to set very high growth targets, specifically in countries and regions such as Africa, China, and Latin America. In the execution of SAP’s strategic priorities, we depend on highly skilled and specialized personnel and leaders, both male and female. Successful maintenance and expansion of our highly skilled and specialized workforce in the area of cloud is a key success factor for our transition to become the leading cloud company. The availability of such personnel is limited and as a result competition in our industry is intense and could expose us to claims by other companies seeking to prevent their employees from working for a competitor. If we are unable to identify, attract, develop, motivate, adequately compensate, and retain well-qualified and engaged personnel, or if existing highly skilled and specialized personnel leave SAP and ready successors or adequate replacements are not available, we may not be able to manage our operations effectively, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows. Furthermore, we may not be able to develop, sell, or implement successful new solutions and services as planned. This is particularly true as we continue to introduce new and innovative technology offerings and expand our business in emerging markets. The lack of appropriate or inadequately executed benefit and compensation programs could limit SAP’s ability to attract or retain qualified employees and lead to financial losses. In addition, we might not be able to achieve our internal gender diversity objectives to increase the number of women in management from 18% in 2010 to 25% by 2017.

These increased risks notwithstanding, we continue to believe our leading market position, employer brand, and extended benefit programs will enable us to hire top talent internationally with the potential to contribute to SAP’s growing business success in the future. We address the risk of an adverse effect on our business operations from a failure to recruit the employees we need or from the loss of leaders and employees by seeking to build employee and leadership strengths through a range of targeted professional development, mentoring, and coaching programs, a gender diversity program, and a special focus on accelerated high-potential employee development that aims to develop talent as well as leadership talent, in particular. A strong focus on succession planning for leadership and key positions seeks for sustainable leadership and to safeguard the business from disruption caused by staff turnover.

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Although the risks related to failure to attract, develop, and retain talent could materialize, we believe that this is unlikely and that the impact on our reputation, business, financial position, profit, and cash flows, or potential negative deviation from our revenue and operating profit target would be major. We classify this risk as a medium risk.

Organizational and Governance-Related Risks

Laws and regulatory requirements in Germany, the United States, and elsewhere have become much more stringent.

As a European company domiciled in Germany with securities listed in Germany and the United States, we are subject to European, German, U.S., and other governance-related regulatory requirements. Changes in laws and regulations and related interpretations, including changes in accounting standards and taxation requirements, and increased enforcement actions and penalties may alter the business environment in which we operate. Regulatory requirements have become significantly more stringent in recent years, and some legislation, such as the anticorruption legislation in Germany, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and other local laws prohibiting corrupt payments by employees, vendors, distributors, or agents, is being applied more rigorously. Emerging markets are a significant focus of our international growth strategy. The nature of these markets presents a number of inherent risks. A failure by us to comply with applicable laws and regulations, or any related allegations of wrongdoing against us, whether merited or not, could have an adverse effect on our business, financial position, profit, cash flows and reputation.

It is difficult to assess the precise potential risk, because there is a wide variety of complex legal and regulatory requirements that apply, and therefore an equally wide variety of potential non-compliance scenarios exist.

However, we continuously monitor new and increased regulatory requirements, updated or new enforcement trends, and publicly available information on compliance issues in the computer software industry, the emerging markets where we invest our resources, and in the business environment in general to cope with an increase in regulation enforcement efforts of certain countries or state-driven protectionism. Based on this information and any other available sources, we continuously update and refresh our compliance programs to achieve the most effective approach possible and to ensure that our employees understand and comply with the SAP Code of Business Conduct. This process is coordinated by our Global Compliance Office, a team of dedicated resources that are tasked with managing our policy-related compliance measures. Our chief compliance officer coordinates policy implementation, training, and enforcement efforts throughout SAP. Those efforts are monitored and tracked to allow trending and risk analysis and to ensure consistent policy application throughout the SAP Group. Despite our comprehensive compliance programs and established internal controls, intentional efforts of individuals to circumvent controls or engage in fraud for personal gains cannot always be prevented.

With regard to the increase of regulation enforcement efforts we have already experienced and continue to expect as well as state-driven protectionism we estimate the increased likelihood of this risk to be unlikely. We cannot completely exclude the possibility that this risk could have a major impact on our reputation, business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

Non-compliance with applicable data protection and privacy laws or failure to adequately meet the requirements of SAP’s customers with respect to our products and services could lead to civil liabilities and fines, as well as loss of customers and damage to SAP’s reputation.

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As a global software and service provider, SAP is required to comply with the laws in the locations where SAP does business. SAP and its subsidiaries are facing a surge of data protection and privacy laws and regulations around the world, with further changes to be expected in the future, for example, by the European Data Protection Regulation proposed by the European Commission. These laws and regulations amend and supplement existing requirements regarding the processing of personal data that SAP and SAP customers must fulfill and which we must consequently address with our products and services, including cloud delivery. Failure to comply with applicable laws or to adequately address privacy concerns of customers, even if unfounded, could lead to investigations by supervisory authorities, civil liability, fines, (in the future, potentially calculated based on the Company’s annual revenue), loss of customers, damage to our reputation, and could have an adverse effect on our business, financial position, profit, and cash flows.

To mitigate these risks, SAP actively monitors changes to laws and regulations so we can take adequate measures and certify our existing standards and policies on an ongoing basis. We have implemented a wide range of measures to protect data controlled by SAP and our customers from unauthorized access and processing, as well as from accidental loss or destruction. This includes, among others, a continuous enhancement of our data center operations worldwide, also taking into account local and/or sector specific market and legal requirements. We have implemented a certified data protection management system in areas critical to data protection, such as support, HR, global services, marketing, products and innovation, and custom development, whereby implementation is audited internally and externally by the British Standard Institutions on an annual basis. Furthermore, customers are provided with security certifications (such as ISO 27001), security white papers, and reports from our independent auditors and certification bodies.

We estimate this risk to be unlikely, but cannot rule out the possibility of it having a business-critical impact on our business, financial position, profit, and cash flows, causing damage to our reputation, or causing a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

Failure to respond to meet customer, partner, or other stakeholder expectations or generally accepted standards on climate change, energy constraints, and our social investment strategy could negatively impact SAP’s business, results of operations, and reputation.

Energy and emissions management are an integral component of our holistic management of social, environmental, and economic risks and opportunities. We have identified risks in these major areas:

¡	Our solutions and green IT

¡	Our own operations – energy management and other environmental issues such as carbon management, water use, and waste

Because our customers, employees, and investors expect a reliable energy and carbon strategy, we have reemphasized our previously communicated targets, especially our 2020 target for greenhouse gas emissions. In addition, our customers might no longer recognize SAP for its environmental leadership and might buy other vendors’ products and services. Consequently, we could fail to achieve our revenue target. If we do not meet stakeholder expectations in the areas identified, our rating in sustainable investment indices might decrease, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

In recent years, SAP has shown that it is possible to take a proactive position on social and environmental issues while delivering robust financial growth. As a result, we received great recognition for our sustainability efforts. As a proof point for SAP’s sustainability performance, we continue to be listed in the most prominent and recognized sustainability indices, such as the Dow Jones Sustainability Indices and the CDP

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Climate Performance and Disclosure Leadership Indices. As we did not meet our greenhouse gas emissions target of 440 kilotons for 2014 we might fail to meet expectations regarding our energy and emission performance.

However, we believe that the risk of failing to meet expectations regarding our energy and emission strategy is unlikely to occur and that if the risk were to occur, it would only have a moderate impact on our reputation, business, financial position, profit, and cash flows, as well as on the achievement of our revenue and operating profit target. We classify this risk as a low risk.

Unethical behavior and non-compliance with our integrity standards due to intentional and fraudulent behavior of employees could seriously harm our business, financial position, profit, and reputation.

SAP’s leadership position in the global market is founded on the long-term and sustainable trust of our stakeholders worldwide. Our heritage is one of corporate transparency, open communication with financial markets, and adherence to recognized standards of business integrity. The SAP Code of Business Conduct, adopted by the Executive Board on January 29, 2003, put into words the already existing guidelines and expectations for the business behavior practiced at SAP.

However, we may encounter unethical behavior and noncompliance with our integrity standards due to intentional and fraudulent behavior of individual employees, possibly in collusion with external third parties. In addition to intentional behavior, problems could also arise due to negligence in the adherence to rules and regulations. Unethical behavior and misconduct attributable to SAP could not only lead to criminal charges, fines, and claims by injured parties, but also to financial loss, and severe reputational damage. This could have an adverse effect on our business, financial position, profit, and cash flows.

To help prevent this, we instituted a comprehensive compliance management system (CMS), which is based on the three pillars of prevention, detection, and reaction. Our CMS program comprises several educational, counseling, control, and investigative instruments. The objective is to minimize and mitigate the risk of unethical behavior, whether intentional or negligent.

The SAP Code of Business Conduct is mandatory and applies to every employee. It provides legal compliance guidance on how to avoid unethical behavior and solve dilemma situations. On a yearly basis, the SAP Code of Business Conduct is re-confirmed by SAP’s workforce (except where disallowed by local legal regulations). We also rolled out and enforce various additional compliance policies aimed at managing third parties and preventing misuse of third-party payments for illegal purposes; ensuring controls around travel, entertainment, gift, and expense policies; and pushing out a commitment to business with integrity through our partner and vendor ecosystems.

These efforts are flanked by continuous education including e-learning and classroom training to target audiences as identified by compliance risk assessment. The overall CMS approach by SAP is continuously monitored internally and externally, and adapted accordingly, if needed.

Although we estimate the probability of occurrence of intentional or negligent major unethical conduct to be remote, we cannot exclude the possibility that this risk could materialize. In that event, this risk could have a major impact on our reputation, business, financial position, profit, and cash flows and could cause a negative deviation from our operating profit target. We classify this risk as a low risk.

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Communication and Information Risks

Our controls and efforts to prevent the unauthorized disclosure of confidential information might not always be effective.

Confidential or strictly confidential information and internal information that is related to topics such as our strategy, new technologies, mergers and acquisitions, unpublished financial results, or personal data, could be prematurely or inadvertently disclosed and subsequently lead to misperception in the market. This could require us to notify multiple regulatory agencies and, where appropriate, the data owner, which could result in a loss of reputation for SAP. For example, leaked information during a merger or acquisition deal could cause the loss of our deal target, or our share price could decline in case of prematurely published financial results. This could have an adverse effect on our market position and lead to fines and penalties. In addition, this could have an adverse effect on our business, financial position, profit, and cash flows.

We take a wide range of actions to prevent unauthorized disclosure of information, including procedural and organizational measures. These measures include mandatory security awareness training for all employees, standards for safe internal and external communication, and technical security features in our IT hardware and communication channels, such as mandatory encryption of sensitive data.

Although we estimate the likelihood of occurrence of this risk to be remote, we cannot completely exclude the possibility that this risk could have a business-critical impact on our reputation, business, financial position, profit, and cash flows, or cause a negative deviation from our operating profit target. We classify this risk as a medium risk.

Financial Risks

Our sales are subject to quarterly fluctuations and our sales forecasts may not be accurate.

Our revenue and operating results can vary and have varied in the past, sometimes substantially, from quarter to quarter. Our revenue in general, and in particular our software revenue, is difficult to forecast for a number of reasons, including:

¡	The relatively long sales cycles for our products

¡	The large size, complexity, and extended timing of individual license transactions

¡	The introduction of new licensing and deployment models such as cloud subscription models

¡	The timing of the introduction of new products or product enhancements by SAP or our competitors

¡	Changes in customer budgets

¡	Decreased software sales that could have an adverse effect on related maintenance and services revenue

¡	The timing, size, and length of customers’ services projects

¡	Deployment models that require the recognition of revenue over an extended period of time

¡	Adoption of and conversion to new business models leading to changed or delayed payment terms

¡	Seasonality of a customer’s technology purchases

¡

Limited visibility during the ongoing integration of acquired companies into their ability to accurately predict their sales pipelines and the likelihood that the projected pipeline will convert favorably into sales

¡	Other general economic, social, environmental, and market conditions, such as the global economic crisis and the current difficulties for countries with large debt

Since many of our customers make their IT purchasing decisions near the end of calendar quarters, and with a significant percentage of those decisions being made during our fourth quarter, even a small delay in purchasing decisions

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for our on-premise software could have an adverse effect on our revenue results for a given year. Our dependence on large transactions has decreased in recent years with a trend towards an increased number of transactions coupled with a decrease in deal size. However, the loss or delay of one or a few large opportunities, which are still characteristic of the large enterprise segment, could have an adverse effect on our business, financial position, profit, and cash flows.

We use a “pipeline” system to forecast sales and trends in our business. Pipeline analysis informs and guides our business planning, budgeting, and forecasting, but pipeline estimates do not necessarily consistently correlate to revenue in a particular quarter, potentially due to one or more of the reasons outlined above. The reliability of our plans, budgets, and forecasts may therefore be compromised. Because our operating expenses are based upon anticipated revenue levels and a high percentage of our expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in revenue recognition could result in significant variations in our operating results from quarter to quarter or year to year. Continued deterioration in global economic conditions would make it increasingly difficult for us to accurately forecast demand for our products and services, and could cause our revenue, operating results, and cash flows to fall short of our expectations and public forecasts. This could have an adverse effect on our stock price. To the extent any future expenditure fails to generate the anticipated increase in revenue, our quarterly or annual operating results may be subject to an adverse effect and may vary significantly compared to preceding or subsequent periods.

Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that this risk could have a moderate impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a low risk.

External factors could impact our liquidity and increase the default risk associated with, and the valuation of, our financial assets.

Macroeconomic factors such as an economic downturn could have an adverse effect on our future liquidity. We use a globally centralized financial management to control financial risk, such as liquidity, exchange rate, interest rate, counterparty, and equity price risks. The primary aim is to maintain liquidity in the SAP Group at a level that is adequate to meet our obligations at any time. Our total Group liquidity is supported by our strong operating cash flows, of which a large part is recurring, and by credit facilities on which we can draw if necessary. However, adverse macroeconomic factors could increase the default risk associated with the investment of our total Group liquidity including possible liquidity shortages limiting SAP’s ability to repay financial debt. This could have an impact on the value of our financial assets, which could have an adverse effect on our business, financial position, profit, and cash flows.

SAP’s investment policy with regard to total Group liquidity is set out in our internal treasury guideline document, which is a collection of uniform rules that apply globally to all companies in the SAP Group. Among its stipulations, it requires that with limited exceptions we invest only in assets and funds rated BBB flat or better. The weighted average rating of the investments of our total Group liquidity is in the range A to A-. We continue to pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments.

Although we estimate the probability of occurrence of this risk to be remote, there can be no assurance that the prescribed measures will be successful or that uncertainty in global economic conditions could not have a business-critical impact on our business, financial position, profit, cash flows, or operating profit target. We classify this risk as a medium risk.

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Management’s use of estimates could negatively affect our business, financial position, profit, and cash flows.

To comply with IFRS, management is required to make numerous judgments, estimates, and assumptions (among others for our major patent disputes) that affect the reported financial figures. The facts and circumstances, as well as assumptions on which management bases these estimates and judgments and management’s judgment regarding the facts and circumstances, may change from time to time and this could result in significant changes in the estimates and judgments and consequently in the reported financials. Such changes could have an adverse effect on our business, financial position, profit and cash flows.

We have a number of control procedures in place to make sure that our estimates and judgments are adequate. For example, we apply two-person verification to significant estimating.

Although we estimate the probability of occurrence of the risk to be unlikely, we cannot completely exclude the possibility of a moderate impact on our business, financial position, profit, and cash flows, or a negative deviation from our revenue and operating profit target. We classify this risk as a low risk.

Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, may negatively impact the financial results we present.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards (including the new IFRS 15 on revenue from contracts with customers that we will likely need to adopt in 2017), and changes in their interpretation, we might be required to change our accounting policies, particularly concerning revenue recognition, to alter our operational policies so that they reflect new or amended financial reporting standards, or to restate our published financial statements. Such changes may have an adverse effect on our reputation, business, financial position, and profit, or cause an adverse deviation from our revenue and operating profit target.

Although we estimate the probability of occurrence of the risk to be unlikely, we cannot completely exclude the possibility of a major impact. We classify this risk as a medium risk.

Because we conduct operations throughout the world, our business, financial position, profit, and cash flows may be affected by currency and interest rate fluctuations.

Our SAP Group-wide management reporting and our external financial reporting are both in euros. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. Approximately 71% of our revenue in 2014 was attributable to operations outside the euro area and was translated into euros. Consequently, period-over-period changes in the euro rates for particular currencies can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has an adverse effect while depreciation of the euro relative to another currency has a positive effect. Variable interest balance-sheet items are also subject to changes in interest rates. Such changes may have an adverse effect on our business, financial position, profit and cash flows or cause an adverse deviation from our revenue and operating profit target.

We continuously monitor our exposure to currency fluctuation risks based on balance-sheet items and expected cash flows, and pursue an SAP Group-wide foreign exchange risk management strategy using, for example, derivative financial instruments as appropriate. With regard to our financial debt, we have a very balanced maturity profile and mixture of fixed and floating interest rate arrangements in place.

We believe that the likelihood of this risk of significant currency and interest rate fluctuations affecting our reported revenue and income materializing is remote and that if the risk were to occur, its impact on our business, financial position, profit, and cash flows could be major, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a low risk.

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For more information about risks arising from financial instruments, including our currency and interest-rate risks and our related hedging activity, see the Notes to the Consolidated Financial Statements section, Notes (25) to (26).

The cost of using derivative instruments to hedge share-based payments may exceed the benefits of hedging them.

We use derivative instruments to reduce the impact of our share-based payments on our income statement and to limit future expense associated with those plans. We decide on a case-by-case basis whether and to what extent we should hedge this risk. The expense of hedging the share-based payments could exceed the benefit achieved by hedging them. On the other hand, a decision to leave the plans materially unhedged could prove disadvantageous. This could have an adverse effect on our business, financial position, profit and cash flows or cause an adverse deviation from our revenue and operating profit target.

We believe that the likelihood of this risk materializing is remote and that if the risk were to occur, its potential impact on our business, financial position, profit, cash flows, and operating profit target would be minor. We classify this risk as a low risk.

Project Risks

Implementation of SAP software often involves a significant commitment of resources by our customers and is subject to a number of significant risks over which we often have no control.

A core element of our business is the successful implementation of software solutions to enable our customers to make their business a best-run business. The implementation of SAP software is led by SAP, by partners, by customers, or by a combination thereof. Depending on various factors, such as the complexity of solutions, the customer’s implementation, integration and migration needs, or the resources required, SAP faces a number of different risks. For example, functional requirement changes, delays in timeline, or deviation from recommended best practices may occur during the course of a project. These scenarios have a direct impact on the project resource model and on securing adequate internal personnel or consultants in a timely manner and could therefore prove challenging.

As a result of these and other risks, SAP and/or some of our customers have incurred significant implementation costs in connection with the purchase and installation of SAP software products. Some customers’ implementations have taken longer than planned. We cannot guarantee that we can reduce or eliminate protracted installation or significant third-party consulting costs, that trained consultants will be readily available, that our costs will not exceed the fees agreed in fixed-price contracts, or that customers will be satisfied with the implementation of our software and solutions. Unsuccessful, lengthy, or costly customer implementation and integration projects could result in claims from customers, harm SAP’s reputation, and could have an adverse effect on our business, financial position, profit, and cash flows.

Our customers continue to follow project approaches to optimize their IT solutions in a non-disruptive manner. Our projects also include risk management processes that are integrated into SAP project management methods intended to safeguard implementations with coordinated risk and quality management programs. In our opinion, we make adequate financial planning provisions for the remaining individual risks.

We estimate the probability of occurrence of this risk to be unlikely, but we cannot completely exclude the possibility that this risk could have a major negative impact on our reputation, business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

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Product and Technology Risks

Undetected security vulnerabilities shipped and deployed within our software products might cause damage to SAP and our customers, and partners.

Customer systems or systems operated by SAP itself to provide services could potentially be compromised by vulnerabilities if they are exploited by hackers. This could lead to theft, destruction, or abuse of data, or systems could be rendered unusable (for example, due to distributed denial of service attacks). The detection of security vulnerabilities in our software, our customers’ systems, or SAP systems used in the provision of services, especially in case of exploitation, could prevent us from meeting our contractual obligations and subsequently might lead to customer claims and reputational damage, which might have an adverse effect on our business, financial position, profit, and cash flows.

SAP has implemented a software security development lifecycle as a mandatory integral part of our software development process. We systematically use methods to develop secure software in all development phases starting early in the design phase. This includes industry best practices such as automated security source code scans, mandatory security training for all developers, and solid testing and validation of our products, patches, and services before shipment.

SAP has a software security response process in place to rapidly react to detected vulnerabilities and provide fixes. We have also improved the roll-out procedures for security-relevant notes, patches, and service packs to ensure easy and fast consumption on the customer side.

We cannot completely exclude the possibility of a negative impact on our customers’ and partners’ or our own operations globally or in one or more countries or regions. We estimate the probability of occurrence of the risk of severe customer and SAP damages to be unlikely. If such an occurrence happens, it could have a business-critical impact on our reputation, business, financial position, profit, and cash flows as well as on the achievement of our revenue and operating profit target. We classify this risk as a medium risk.

Undetected defects in the introduction of new products and product enhancements could increase our costs, and reduce customer demand.

To achieve market acceptance and high customer satisfaction, our new products and product enhancements often require long development and testing periods. Development work and market introduction are subject to risks. For example, products might not completely meet our stringent high-quality standards, including security standards, might not fulfill market needs or customer expectations, or might not comply with local standards and requirements. Furthermore, this risk also exists with respect to acquired companies’ technologies and products where we might not be able to manage these as quickly and successfully as expected. Therefore, market launches, entering new markets, or the introduction of new innovations could be delayed or not be successful.

In addition, new products, including third-party technologies we have licensed and open source software components we use in those products, could contain undetected defects or they might not be mature enough from the customer’s point of view for business-critical solutions. The detection and correction of any defects especially after shipment could be expensive and time-consuming and we might not be able to meet the expectations of customers regarding time and quality in the defect resolution process. In some circumstances, we might not be in a position to rectify such defects or entirely meet the expectations of customers, specifically as we are

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expanding our product portfolio into additional markets. As a result, we might be faced with customer claims for cash refunds, damages, replacement software, or other concessions. The risk of defects and their adverse consequences could increase as we seek to introduce a variety of new software products simultaneously at a higher innovation rate. Significant undetected defects or delays in introducing new products or product enhancements could affect market acceptance of SAP software products and could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

The use of existing SAP software products by customers in business-critical solutions and processes and the relative complexity and technical interdependency of our software products create a risk that customers or third parties may pursue warranty, performance, or other claims against us for actual or alleged defects in SAP software products, in our provision of services, or in our application hosting services. We have in the past been, and may in the future be, subject to warranty, performance, or other similar claims.

Although our contracts generally contain provisions designed to limit our exposure due to actual or alleged defects in SAP software products or in our provision of services, these provisions may not cover every eventuality or be effective under the applicable law. Regardless of its merits, any claim could entail substantial expense and require the devotion of significant time and attention by key management personnel. Publicity surrounding such claims could affect our reputation and the demand for our software.

We counter these risks using a broad range of techniques, including project management, project monitoring, product standards and governance, rigid and regular quality assurance measures certified to ISO 9001:2008, and program risk assessments during product development as well as market introduction phases. In addition, direct customer feedback is considered in the market release decision process. Delivering high-quality software products is a priority and part of our core business. Our strong investment and permanent efforts lead to a generally high level of quality of our products, which is made transparent in the defined quality perception and support index and confirmed by our constantly high customer satisfaction ratings as measured by customer quality perception reporting.

With regard to the increased volume of open source software components used in our products as well as in the products of our acquired companies, we believe that the increased likelihood of this risk materializing is unlikely. We cannot completely exclude the possibility that this risk, if it were to occur, could have a business-critical impact on our reputation, business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

Changes in our rights to use software and technologies we license from third parties, which are an integral part of SAP’s products, could slow down time to market and influence our license pricing and therefore the competitiveness with other software vendors. Furthermore, it could diminish our software’s functional capabilities and therefore could jeopardize the stability of our solution portfolio offering.

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The numerous third-party technologies we have licensed and certain open source software components we use have become an integral part of our product portfolio. We depend on those technologies for the functionality of our software or cloud services. Changes to, or the loss of, third-party licenses as well as open source licenses being construed could significantly increase the cost of these licenses and significantly reduce software functionality and/or usability of SAP’s software products. As a result, we might incur additional development or license costs to ensure the continued functionality of our products, which could have an adverse effect on our business, financial position, profit, and cash flows. This risk increases with each acquisition of a company or a company’s intellectual property assets that had been subject to third-party technology licensing, open source software, and product standards less rigorous than our own.

We strive to execute appropriate due diligence and contract management processes and to continuously monitor development projects through our product implementation lifecycle process and monitoring as part of our cloud deployment.

We believe that the probability of occurrence of this risk is likely and we cannot exclude the possibility of a major impact on our business, financial position, profit, and cash flows, or the possibility of a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

If we are unable to keep up with rapid technological innovations, new business models, and changing market expectations, we might not be able to compete effectively.

Our future success depends upon our ability to keep pace with technological and process innovations and new business models, as well as our ability to develop new products and services, enhance and expand our existing products and services portfolio, and integrate products and services we obtain through acquisitions. To be successful, we are required to shift our products and our go-to-market approach to a cloud-based delivery model to satisfy changing customer demand.

We might not be successful in bringing new business models, solutions, solution enhancements, and/or services to market before our competitors. We may also face increasing competition from open source software initiatives in which competitors may provide software and intellectual property free and/or under terms and conditions unfavorable for SAP. In addition, we might not be able to generate enough revenue to offset the significant research and development costs we incur to deliver technological innovations or to offset the required infrastructure costs to deliver our solutions and services as part of our new business models. Moreover, we might not anticipate and develop technological improvements or succeed in adapting our products, services, processes, and business models to technological change, changing regulatory requirements, emerging industry standards, and changing requirements of our customers and partners. Finally, we might not succeed in producing high-quality products, enhancements, and releases in a timely and cost-effective manner to compete with products, solutions, and other technologies offered by our competitors, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

We will continue to align our organization, processes, products, delivery model, and services to changing markets and customer and partner demands. We invent new technology and new solutions such as the next-generation suite SAP S/4HANA or adopt the latest technology if there is a clear business opportunity for SAP and if it provides value to our customers. To ensure that we remain competitive in the future, we still conduct wide-ranging market and technology analyses and research projects, often in close cooperation with our customers and partners. We strive for strategic acquisitions with the potential to drive innovation and contribute to achieving our growth target.

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We believe that the likelihood of this risk materializing is remote; however, we cannot exclude the business-critical impact this risk would have on our reputation, business, financial position, profit, and cash flows, or the potential negative deviation from our revenue and operating profit target if it were to materialize. We classify this risk as a medium risk.

Our technology and/or product strategy may not be successful or our customers and partners might not adopt our technology platforms and other innovations accordingly.

We offer customers a broad portfolio of products, solutions, and services. Our technology strategy centers on SAP HANA as a real-time in-memory computing platform for analytics and applications. The success of our technology strategy depends on the convergence of SAP HANA with our mobile, cloud, and SAP NetWeaver platform. It also depends on the delivery of SAP solutions based on the SAP HANA platform as well as the success of our new framework to meet changing customer expectations regarding end-to-end user experience. Our technology strategy also relies on our ability to maintain a dynamic network of partner organizations developing their own business applications using our technology platforms.

We might not be successful in integrating our platforms, enabling the complete product portfolio, harmonizing our user interface design and technology, integrating acquired technologies, or bringing new solutions based on the SAP HANA platform to the market as fast as expected. In addition, we may not be able to compete effectively in the area of managed cloud services. As a result, our partner organizations and customers might not adopt the SAP HANA platform or our managed cloud services quickly enough or they might consider competitive solutions. This could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

We believe that we will be able to deliver additional business value with minimum disruption to our customers if we can successfully drive the integration and convergence of our technology platform offerings as well as acquired technologies, enable our current product portfolio for SAP HANA, develop new solutions based on SAP HANA, and offer comprehensive cloud-based services. We enable and encourage partners to leverage SAP technology by providing guidance about business opportunities, architecture, and technology, as well as a comprehensive certification program designed to ensure that third-party solutions are of consistently high quality.

We believe that the increased likelihood of this risk materializing is unlikely, due to products that have been or will be developed together with acquired companies. If this risk were to occur, its impact on our reputation, business, financial position, profit, cash flows, and revenue and operating profit target would be business-critical. We classify this risk as a medium risk.

Our cloud offerings might be subject to a security attack, become unavailable, or fail to perform properly.

The software used in our cloud portfolio is inherently complex and any defects in product functionality, system stability, or data center operations that cause interruptions in the availability of our application portfolio could result in the following:

¡	Lost or delayed market acceptance and sales

¡	Breach of warranty or other contract breach or misrepresentation claims

¡	Sales credits or refunds to our customers or partners

¡	Loss of customers and/or partners

¡	Diversion of development and customer service resources

¡	Breach of data protection and privacy laws and regulations

¡	Customers considering competitive cloud offerings

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The costs incurred in correcting any defects or errors might be substantial and could have an adverse effect on our reputation, business, financial position, profit, and cash flows. Because of the large amount of data that we collect and manage, it is possible that hardware failures, defects in our software, or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, the availability of our cloud applications could be interrupted by a number of factors, including customers’ inability to access the Internet, the failure of our network or software systems due to human or other error, security breaches, or variability in user traffic for our cloud applications. Additionally, any loss of the right to use hardware purchased or leased from third parties could result in delays in our ability to provide our cloud applications until equivalent technology is either developed by us or, if available, identified. Furthermore, our cooperation with partners in the area of cloud includes the co-location of data centers that might expose SAP to additional risks in the area of security and data protection, as well as the potential for breached service-level agreements by partners.

We have administrative, technical, and physical security measures in place as well as contracts that require third-party data centers to have appropriate security and data protection and privacy measures in place. In this context, customers might demand to only use specific and/or local data centers. However, if these security measures are breached as a result of third-party action, employee error or malfeasance, or otherwise, and if, as a result, someone obtains unauthorized access to our customers’ data, which may include personally identifiable information regarding users, our reputation could be damaged, our business may suffer, local data protection and privacy laws or regulations might be breached, and we could incur significant liability.

In addition, our insurance coverage might not cover claims against us for loss or security breach of data or other indirect or consequential damages. Moreover, defending a suit, regardless of its merit, could be costly and time-consuming. In addition to potential liability, if we experience interruptions in the availability of our cloud applications, our reputation could be harmed and we could lose customers.

Our mitigation measures have been designed and implemented to minimize such adverse effects. We continuously invest in protecting the integrity and security of our products and services as well as internal and external data that is managed within our data centers. We are consolidating and harmonizing our data centers and our data protection measures, including implementing SAP Enterprise Threat Detection software, our own cybersecurity tool based on SAP HANA as well as network access control enforcement, to run a homogeneous landscape that supports the complex infrastructure, application, and security requirements so that we can deliver the required service level for cloud solutions.

Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that any disruption of our cloud operations could result in a business-critical impact on our reputation, business, financial position, profit, cash flows, and revenue and operating profit target. We classify this risk as a medium risk.

Operational Risks

Third parties have claimed, and might claim in the future, that we infringe their intellectual property rights, which could lead to damages being awarded against us and limit our ability to use certain technologies in the future.

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We believe that we will increasingly be subject to intellectual property infringement claims as the number of products in our industry segment grows, as we acquire companies with increased use of third-party code including open source code, as we expand into new industry segments with our products, resulting in greater overlap in the functional scope of products, and as non-practicing entities that do not design, manufacture, or distribute products increasingly assert intellectual property infringement claims.

Any claims, with or without merit, and negotiations or litigation relating to such claims, could preclude us from utilizing certain technologies in our products, be time-consuming, result in costly litigation, and require us to pay damages to third parties, stop selling or reconfigure our products and, under certain circumstances, pay fines and indemnify our customers, which could have an adverse effect on our business, financial profile, profit, cash flows, and reputation. They could also require us to enter into royalty and licensing arrangements on terms that are not favorable to us, cause product shipment delays, subject our products to injunctions, require a complete or partial redesign of products, result in delays to our customers’ investment decisions, and damage our reputation.

Software includes many components or modules that provide different features and perform different functions. Some of these features or functions may be subject to third-party intellectual property rights. The rights of another party could encompass technical aspects that are similar to one or more technologies in one or more of our products. Intellectual property rights of third parties could preclude us from using certain technologies in our products or require us to enter into royalty and licensing arrangements on unfavorable or expensive terms.

The software industry is making increasing use of open source software in its development work on solutions. We also integrate certain open source software components from third parties into our software. Open source licenses may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms. Third-party claims may require us to make freely accessible under open source terms one of our products or non-SAP software upon which we depend.

SAP continues to expand its participation in standards organizations and increase the use of such standards in its products. Participation in standards organizations might require the licensing of SAP’s intellectual property to contributors to the standard and to all standards implementers, including competitors, on a non-discriminatory basis in accordance with licensing terms defined by standards organizations. Within the software-related standards field, there is a trend toward expanding the scope of licensing obligations and narrowing an intellectual property owner’s right to revoke a license if sued by a licensee. In certain situations, limitations on SAP’s rights to revoke a license could reduce SAP’s ability to assert a patent infringement claim against a third party. Assertion of patents inadvertently licensed through standards could expose SAP to third-party claims.

Our Global Compliance Office is responsible for constantly assessing and managing risks associated with third-party intellectual property. It works closely with our Global GRC organization. The Global Compliance Office investigates the way we handle intellectual property, sets internal policies, and monitors compliance with these policies.

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We consider the probability of this risk materializing to be likely, and that any claims concerning intellectual property rights of third parties, open source requirements, or certain standards could have a business-critical impact on our business, financial position, profit, cash flows and reputation, as well as on the achievement of our revenue and operating profit target, and could also exacerbate the other risks we describe in this report. We classify this risk as a high risk.

We are named as a defendant in various legal proceedings for alleged intellectual property infringements. For more information and a more detailed discussion relating to certain of these legal proceedings, see the Notes to the Consolidated Financial Statements, Note (24).

Claims and lawsuits against us could have an adverse effect on our business, financial position, profit, cash flows, and reputation.

Claims and lawsuits are brought against us, including claims and lawsuits involving businesses we have acquired. Adverse outcomes to some or all of the claims and lawsuits pending against us might result in the award of significant damages or injunctive relief against us that could hinder our ability to conduct our business and could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

The outcome of litigation and other claims or lawsuits is intrinsically uncertain. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits could differ from the assessments made by management in prior periods which are the basis for the lawsuit-related provisions we set up according to the IFRS.

We consider the probability of occurrence of this risk to be likely, and cannot exclude its business-critical impact on our reputation, business, financial position, profit, cash flows, and revenue and operating profit target if it were to materialize. We classify this risk as a high risk.

For more information and more detailed discussion relating to certain of these legal proceedings, see the Notes to the Consolidated Financial Statements, Note (24).

We might not acquire and integrate companies effectively or successfully and our strategic alliances might not be successful.

To expand our business, we have in the past made acquisitions of businesses, products, and technologies. Such acquisitions have increased in size and in strategic importance for SAP, and we expect to continue to make acquisitions in the future. Management’s negotiation of potential acquisitions and alliances and integration of acquired businesses, products, or technologies demands time, focus, and resources of management and of the workforce. Acquisitions of companies, businesses, and technology expose us to unpredictable operational difficulties, expenditures, and increased risks. These risks include, among others:

¡	The selection of the wrong integration model for the acquired company

¡	The failure to integrate the acquired business and its different business and licensing models

¡	Failure to successfully integrate acquired technologies or solutions into SAP’s solution portfolio and strategy in a timely and profitable manner

¡	The failure to integrate the acquired company’s operations across SAP’s different cultures, languages, and local protocols, all within the constraints of applicable local laws

¡	The failure to meet the needs of the acquired company’s customers and partners in the combined company

¡	The diversion of management’s time and attention from daily operations

¡	The loss of key personnel of the acquired business

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¡

Material unknown liabilities and contingent liabilities of acquired companies, including legal, tax, accounting intellectual property, or other significant liabilities that may not be detected through the due diligence process

¡	Legal and regulatory constraints (such as contract obligations, privacy frameworks and agreements)

¡	Difficulties in implementing, restoring, or maintaining internal controls, procedures, and policies

¡	Practices or policies of the acquired company that may be incompatible with our compliance requirements

¡	An adverse effect on relationships with existing customers, partners, or third-party providers of technology or products

¡

Difficulties in integrating the acquired company’s accounting, HR, and other administrative systems and coordination of the acquired company’s research and development (R&D), sales, and marketing functions

¡	Debt incurrence or significant cash expenditures

¡	Constraints in enforcing acquired companies’ compliance with existing SAP security standards in a timely manner

¡	Difficulties in customer implementation projects combining technologies and solutions from both SAP and the acquired company

In addition, acquired businesses might not perform as anticipated, resulting in charges for the impairment of goodwill and other intangible assets on our statements of financial position. Such charges may have an adverse effect on our business, financial position, profit, and cash flows. We have entered into, and expect to continue to enter into, alliance arrangements for a variety of purposes, including the development of new products and services. There can be no assurance that any such products or services will be successfully developed or that we will not incur significant unanticipated liabilities in connection with such arrangements. We may not be successful in overcoming these risks and we may therefore not benefit as anticipated from acquisitions or alliances.

We counter these acquisition-related risks with many different methodological and organizational measures. These include technical, operational, financial, and legal due diligence on the company or assets to be acquired and a holistic evaluation of material transaction and integration risks. The methods we use depend on the integration scenario. Our integration planning is detailed and standardized, and carried out by a dedicated integration team. We therefore believe we have minimized this risk.

Although we estimate this risk to be unlikely, we cannot completely exclude the possibility that this risk could have a business-critical impact on our business, financial position, profit, cash flows, and revenue and operating profit target. We classify this risk as a medium risk.

We may not be able to obtain adequate title to, or licenses in, or to enforce, intellectual property.

Protecting and defending our intellectual property is crucial to our success. We use a variety of means to identify and monitor potential risks and to protect our intellectual property. These include applying for patents, registering trademarks and other marks and copyrights, implementing measures to stop copyright and trademark infringement, entering into licensing, confidentiality, and non-disclosure agreements, and deploying protection technology. Despite our efforts, we might not be able to prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information. All of these measures afford only limited protection, and our proprietary rights could be challenged, invalidated, held unenforceable, or otherwise affected. Some intellectual property might be vulnerable

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to disclosure or misappropriation by employees, partners, or other third parties. Third parties might independently develop technologies that are substantially equivalent or superior to our technology. Finally, third parties might reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Accordingly, we might not be able to protect our proprietary rights against unauthorized third-party copying or utilization, which could have an adverse effect on our competitive and financial positions, and result in reduced sales. Any legal action we bring to enforce our proprietary rights could also involve enforcement against a partner or other third party, which may have an adverse effect on our ability, and our customers’ ability, to use that partner’s or other third parties’ products. In addition, the laws and courts of certain countries may not offer effective means to enforce our intellectual property rights. This could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

We rely on a combination of the protections provided by applicable statutory and common law rights, including trade secret, copyright, patent, and trademark laws, license and non-disclosure agreements, and technical measures to establish and protect our proprietary rights in our products. We have established various internal programs, such as internal policies, processes, and monitoring, to assess and manage the risks associated with standards organizations, open source, and third-party intellectual property.

We may be dependent in the aggregate on technology that we license from third parties that is embedded in our products or that we resell to our customers. We have licensed and will continue to license numerous third-party software products that we incorporate into and/or distribute with our existing products. We endeavor to protect ourselves in the respective agreements by obtaining certain rights in case such agreements are terminated. We are party to certain patent cross-license agreements with third parties.

We estimate the probability of this risk occurring as likely, and that it could have a business-critical impact on our reputation, business, financial position, profit, cash flows, and revenue and operating profit target. We classify this risk as a high risk.

SAP’s business strategy focuses on certain business models that are highly dependent on a working cyberspace. A cybersecurity breach could have an adverse effect on our customers, our reputation, and our business.

The key cybersecurity risks currently applicable to SAP include state-driven economic espionage as well as competitor-driven industrial espionage, and criminal activities including, but not limited to, cyber-attacks and “mega breaches” against on-premise software, hosted, and cloud services. This might result in, for example, leakage of confidential information and intellectual property, defective products, production downtimes, supply shortages, and compromised data (including personal data). A failure of our cybersecurity measures could expose our business operations and service delivery to the described risks, for example, virtual attack, disruption, damage, and/or unauthorized access. Additionally, we could be subject to recovery costs, for example, as well as significant contractual and legal claims by customers, partners, authorities, and third-party service providers for damages against us, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

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To address the increasing cybersecurity threats, SAP is continuously adapting and modifying its security procedures. We have multiple security measures in place, such as technical IT security measures, identity and access management, and mandatory security and compliance trainings. In addition, our security governance model clearly defines security management accountabilities for all security areas regarding product security and corporate security, which enables us to respond quickly to identified cybersecurity risks.

Although we still consider the occurrence of this risk to be unlikely, we cannot completely exclude the possibility that this risk could have a business-critical impact on our business, financial position, profit, cash flows, and reputation as well as revenue and operating profit target. We classify this risk as a medium risk.

We may not be able to protect our critical information and assets or to safeguard our business operations against disruption.

SAP is highly dependent on the exchange of a wide range of information across our global operations and on the availability of our infrastructure. With regard to our physical environment, we face several key security risks such as industrial and/or economic espionage, serious and organized crime, and other illegal activities, as well as violent extremism and terrorism. We might be endangered by threats including, but not limited to, social engineering, misuse, or theft of information or assets, or damage to assets by trespassers in our facilities or by people who have gained unauthorized physical access to our facilities, systems, or information. These could have an adverse effect on our business, financial profile, profit, and cash flows.

To minimize these risks, we have implemented several technical and organizational measures designed to safeguard our information, IT and facility infrastructure, and other assets. These measures include, for example, physical access control systems at facilities, multilevel access controls, closed-circuit television surveillance, and security personnel in all critical areas. Access to information and information systems is controlled using authorization concepts. Managers and employees are regularly sensitized to the issues and given mandatory security and compliance training. We keep these measures under continuous review to meet current threats.

Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that any misuse, theft, or breach of security could have a moderate impact on our business, financial position, profit, and cash flows as well as on our revenue and operating profit target. We classify this risk as a low risk.

Our insurance coverage might not be sufficient and uninsured losses may occur.

We maintain insurance coverage to protect us against a broad range of risks, at levels we believe are appropriate and consistent with current industry practice. Our objective is to exclude or minimize risk of financial loss at reasonable cost. However, we may incur losses that may be beyond the limits, or outside the scope, of coverage of our insurance and that may limit or prevent indemnification under our insurance policies. In addition, we might not be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Further, certain categories of risks are currently not insurable at reasonable cost, which could have an adverse effect on our business, financial position, profit, and cash flows. Finally, there can be no assurance of the financial ability of the insurance companies to meet their claim payment obligations.

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In view of the scope of our insurance coverage and our selection of insurers, and because we keep our insurance programs under constant review, we believe that the likelihood of this risk materializing is remote.

However, we cannot exclude the possibility of a business- critical impact on our business, financial position, profit, cash flows, and operating profit target if the risk were to occur. We classify this risk as a medium risk.

We could incur significant losses in connection with venture capital investments.

Through Sapphire Ventures (formerly SAP Ventures), our consolidated venture investment funds, we plan to continue investing in new and promising technology businesses. Many such investments initially generate net losses and require additional expenditures from their investors. Changes to planned business operations have, in the past affected, and may in the future affect, the performance of companies in which Sapphire Ventures holds investments, and that could have an adverse effect on the value of our investments in Sapphire Ventures, which could have an adverse effect on our business, financial position, profit, and cash flows. Furthermore, tax deductibility of capital losses and impairment in connection with equity securities are often restricted and could therefore have an adverse effect on our effective tax rate.

To address this risk, Sapphire Ventures diversifies its portfolio and manages our investments actively. In addition, our venture capital activities have a limited scope.

We believe that the likelihood of this risk materializing is remote and that if the risk were to occur, its potential impact on our business, financial position, profit, cash flows, and operating profit target would be minor. We classify this risk as a low risk.

Consolidated Risk Profile

SAP consolidates and aggregates all risks reported by the different business units and functions following our risk management policy, monitored by an SAP Group-wide risk management governance function.

Compared to previous years, in 2014 we recognized only minor changes in the percentages of all individual risks categorized as “high” or “medium” in our risk-level matrix. At the end of the year, the number of risks categorized as “high” accounted for 11% (2013: 12%) of all identified risks, while the risks categorized as “medium” accounted for 46% (2013: 39%) of all identified risks.

In our view, considering their likelihood of occurrence and impact level, the risks described in our aggregated risk report do not individually or cumulatively threaten our ability to continue as a going concern. Management remains confident that the SAP Group’s earnings strength forms a solid basis for our future business development and provides the necessary resource to pursue the opportunities available to the SAP Group. Because of our strong position in the market, our technological leadership, our highly motivated employees, and our structured processes for early risk identification, we are confident that we can continue to successfully counter the challenges arising from the risks in our risk profile in 2015.

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Expected Developments and Opportunities

FUTURE TRENDS IN THE GLOBAL ECONOMY

The European Central Bank (ECB) forecasts that global economic activity will continue to regain strength gradually but that the recovery will remain modest. Economic prospects for the various countries and regions are becoming increasingly mixed: The ECB believes key advanced economies should do well in the years to come; while structural problems will grow more severe and credit will become tighter in the emerging economies. Developments in current geopolitical flashpoints, for example in the Middle East and Ukraine, could also be a crucial factor, the ECB says.

In the Europe, Middle-East, and Africa (EMEA) region, economic growth may be slower than the worldwide average in 2015. Notably, growth in the euro area may remain weak. In the euro area, the ECB now expects annual growth of a little more than 1% in 2015 and 2016, which is a downward correction of its earlier forecasts. However, the ECB believes various monetary interventions could bear fruit in 2015, encouraging company investment. The ECB projects relatively robust growth in Central and Eastern Europe, rooted in a gradual increase in domestic demand. On the other hand, it expects export trade will be hampered by the geopolitical tensions between Russia and Ukraine.

Growth may also be slower than the global average in the Americas region in 2015, says the ECB. The ECB predicts strong economic growth in the United States in the future. Better conditions on the labor and housing markets and continuing easier finance should have a positive influence. However, the ECB believes that in Latin America growth will stay on a low level as commodity prices continue to fall and production costs increase. Clear differences in countries’ performance may remain. The ECB observes constraining factors in Brazil in particular, whereas it notes that in Mexico growth may accelerate in years to come as a result of that country’s far-reaching structural reforms.

Growth prospects remain mixed in the Asia-Pacific-Japan (APJ) region for the coming years, according to the ECB. In light of encouraging signs from housing and industrial output, the ECB expects positive numbers from Japan in 2015. It estimates that in 2015, the Chinese economy will grow slightly slower than in 2014. Consumer spending and trade are expected to make the largest contributions to growth in China.

Economic Trends – Year-Over-Year GDP Growth

Percent

	2013e	2014p	2015p
World	3.3	3.3	3.5
Advanced economies	1.3	1.8	2.4
Developing and emerging economies	4.7	4.4	4.3
Europe, the Middle East, and Africa (EMEA)
Euro area	-0.5	0.8	1.2
Germany	0.2	1.5	1.3
Central and Eastern Europe	2.8	2.7	2.9
Middle East and North Africa	2.2	2.8	3.3
Sub-Saharan Africa	5.2	4.8	4.9
Americas
United States	2.2	2.4	3.6
Canada	2.0	2.4	2.3
Central and South America, Caribbean	2.8	1.2	1.3
Asia-Pacific-Japan (APJ)
Japan	1.6	0.1	0.6
Asian developing economies	6.6	6.5	6.4
China	7.8	7.4	6.8

e = estimate; p = projection

Source: International Monetary Fund (IMF), World Economic Outlook Update January 2015, Cross Currents,

as of January 20, 2015, p. 3

IT MARKET: THE OUTLOOK FOR 2015

Expansion of the worldwide IT market year-over-year will slow slightly to 3.7% (software: 6.5%) in 2015, according to International Data Corporation (IDC), a market research firm based in the United States. It believes that across the advanced, emerging, and developing economies, there will be stable demand for IT in the coming years. However, it expects prices to come under increasing pressure as

Expected Developments and Opportunities      147

competing segments, such as cloud offerings and classic software products, react to one another. In IDC’s view, moreover, the future expansion of the IT market depends on the resilience of the global economy in the face of many risk factors, for example the Ebola epidemic, the activities of Islamic State in the Middle East, the troubles in Ukraine, and the political tension in Southeast Asia.

In the EMEA region, IDC expects overall IT market growth to decelerate to 3.0% in 2015. Nonetheless, it predicts growth in the software and services segments of 5.3% and 3.3% respectively; both higher than in 2014. According to IDC, IT spending in Western Europe will possibly grow 1.2% in 2015 – considerably more slowly than in 2014. The German IT market may grow only slightly more quickly than that, at 1.5%. In Central and Eastern Europe, IT spending growth could again increase, to 7.1% (Russia: 5.9%) in 2015, but in the Middle East and Africa it might slow to single-digit growth of 8.6%, IDC says.

In the Americas region, IDC projects that in 2015 the IT market will continue to expand at 3.9% – a similar rate to that in 2014. It forecasts 7.3% growth in the software segment, as in 2014, and 2.7% growth in the services segment, somewhat slower than in 2014. IDC forecasts that IT spending may grow 3.5% in the United States and 5.7% in Latin America (Brazil: 3.2%; Mexico 6.3%) in 2015.

Expansion of overall IT spending in the APJ region may be sustained at 4.4% in 2015, according to IDC. That could include accelerated growth of 6.2% in the software segment. IDC expects IT market growth to slow by 0.2% in Japan and 4.4% in China in 2015.

Trends in the IT Market – Increased IT Spending Year-Over-Year

Percent

	2013e	2014p	2015p
World
Total IT	4.6	4.1	3.7
Hardware	4.9	3.8	2.8
Packaged software	7.4	6.1	6.5
Applications	7.3	6.0	6.2
IT services	2.6	3.3	3.5
Europe, Middle East, and Africa (EMEA)
Total IT	3.1	3.6	3.0
Packaged software	4.5	4.1	5.2
Applications	4.5	4.2	5.0
IT services	1.5	2.6	3.3
Americas
Total IT	5.2	4.3	3.9
Packaged software	8.9	7.3	7.3
Applications	8.9	7.1	7.0
IT services	2.8	3.1	2.7
Asia-Pacific-Japan (APJ)
Total IT	5.7	4.4	4.4
Packaged software	8.2	5.8	6.2
Applications	7.8	6.0	5.9
IT services	4.3	5.5	5.8

e = estimate, p = projection

Source: IDC Worldwide Black Book Q3 2014 Update

IMPACT ON SAP

SAP expects to outperform the global economy and the IT industry again in 2015 in terms of revenue growth. The last years of growth momentum underscore our leadership in the transformation of the industry.

In 2014, we delivered on our Run Simple strategy to help our customers transform their businesses. SAP’s strong growth is driven by the SAP HANA platform, the broadest cloud portfolio, and the largest business network in the world. SAP powers the clear path to growth for businesses in the 21st century: run real time, run networked, Run Simple. We will continue to push

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relentlessly toward a much more predictable business model, in parallel we will further expand our core business and at the same time we will continue to expand our operating profit.

We are well-positioned and therefore confident we can achieve our medium-term targets for 2017 and 2020, assuming that the economic environment and IT industry develop as currently forecasted. Balanced in terms of regions as well as industries, we are well-positioned with our product offering to offset smaller individual fluctuations in the global economy and IT market.

The significantly more volatile market environment challenges also SAP to reach its ambitious targets. Our market and the demands of our customers are changing rapidly. We anticipated these changes early and positioned ourselves strategically. A comparison of our business outlook with forecasts for the global economy and IT industry shows that we can be successful even in a tough economic environment and will further strengthen our position as the market leader of enterprise application software.

We plan to continue to invest in countries in which we expect significant growth. Such countries include Brazil, China, India, Russia, as well as countries in the Middle East and Africa. We therefore expect to see further future growth potential not only regionally but also with our broad product offering helping us reach our ambitious 2015 outlook targets and medium-term aspirations for 2017 and 2020.

OPERATIONAL TARGETS FOR 2015 (NON-IFRS)

Changes to Income Statement Structure

As outlined in the Service and Support section in this report, we have started to combine several of our services under our SAP ONE Service approach. In aligning our financial reporting with this change, starting in 2015, we are combining the revenue from premium support services with the revenue from professional services and other services in a new services revenue line item in our income statement. Until 2014, revenues from premium support services were classified as support revenues. Simultaneously with this change, we are simplifying and clarifying the labeling of several line items in our income statement. This includes renaming the previous revenue subtotal labeled software and support (which included premium support revenues) to software licenses and support (which no longer includes premium support revenues). The previous revenue subtotal labeled software and software-related service revenue is renamed cloud and software and accordingly no longer includes premium support revenue, which is now reclassified under the new services revenue line item. The two revenue line items, cloud subscriptions and support and total revenue are not affected by any of these changes and remain unaltered.

Our outlook for 2015 and beyond as outlined below is based on this modified income statement.

Revenue and Operating Profit Outlook

We are providing the following outlook for the full year 2015:

¡

SAP expects full-year 2015 non-IFRS cloud subscriptions and support revenue to be in a range of €1.95 billion to €2.05 billion at constant currencies (2014: €1.10 billion). The upper end of this range represents a growth rate of 86% at constant currencies. Concur and Fieldglass are expected to contribute approximately 50 percentage points to this growth.

¡	SAP expects full-year 2015 non-IFRS cloud and software revenue to increase by 8% to 10% at constant currencies (2014: €14.33 billion).

¡	SAP expects full-year 2015 non-IFRS operating profit to be in a range of €5.6 billion to €5.9 billion at constant currencies (2014: €5.64 billion).

Expected Developments and Opportunities      149

While our full-year 2015 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by currency exchange rate fluctuations. If exchange rates remain at the December 2014 closing rates for the rest of the year 2015, the Company expects the non-IFRS cloud and software revenue growth rate to experience a currency benefit of approximately two percentage points and the non-IFRS operating profit growth rate at actual currencies to experience a currency benefit of approximately one percentage point for the full-year 2015.

We expect that non-IFRS total revenue will continue to depend largely on the revenue from cloud and software. However, the revenue growth we expect from this is below the outlook provided for non-IFRS cloud subscriptions and support revenue.

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures.

Non-IFRS Measures

€ millions

	Estimated Amounts for 2015	Actual Amounts for 2014
Revenue adjustments	< 20	19
Share-based payment expenses	520 to 560	290
Acquisition-related charges	670 to 720	562
Restructuring	150 to 250	126

In 2014, we incurred an expense of €309 million in connection with the TomorrowNow und Versata lawsuits. Versata and SAP have entered into a patent license and settlement agreement in Q3 2014.

The company expects a full-year 2015 effective tax rate (IFRS) of 25.0% to 26.0% (2014: 24.7%) and an effective tax rate (non-IFRS) of 26.5% to 27.5% (2014: 26.1%).

Goals for Liquidity and Finance

On December 31, 2014, we had a negative net liquidity. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs also in 2015 and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term. We intend to repay a US$300 million U.S. private placement and a €550 million Eurobond when they mature in October and November 2015, respectively. Furthermore, we are planning to repay a substantial amount of our outstanding bank loans and refinance another part through the debt capital markets. By the time of this report, we have no concrete plans for future share buybacks.

Investment Goals

Our planned capital expenditures for 2015 and 2016, other than from business combinations, mainly comprise the construction activities described in the section Assets (IFRS) section of this report. We expect investments from these activities of approximately €170 million during the next two years. These investments can be covered in full by operating cash flow.

Proposed Dividend

Until now, our policy has been to distribute more than 30% of profit after tax in dividend. In practice however, the payout has been greater than 35% of profit after tax in all recent years. We are therefore amending our policy, which from now on will be to pay a dividend totaling more than 35% of profit after tax.

Premises on Which Our Outlook Is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

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Among the premises on which this outlook is based are those presented concerning economic development and the assumption that there will be no effects from a major acquisition.

OUTLOOK FOR SAP SE

The primary source of revenue for SAP SE is the license fees it charges subsidiaries for the right to market and maintain SAP software solutions. Consequently, the performance of SAP SE in operating terms is closely tied to the cloud and software revenue of the SAP Group.

We expect SAP SE product revenue to increase at constant currencies generally in line with the 8% to 10% constant-currency rise in non-IFRS cloud and software revenue anticipated for the SAP Group in 2015.

Negative effects totaling €267 million from non-recurring payments relating to the settlement of lawsuits impacted SAP SE’s operating income in 2014. Also, in 2015 there will be a positive non-recurring effect of €266 million from the realization of unrecognized gains from forward currency contracts. Consequently, we expect an unusually steep rise in operating income in 2015, provided the SAP Group achieves its targets and there are no non-recurring negative effects.

Provided the SAP Group continues to hit its revenue and profit targets, we expect SAP SE to sustain revenue and operating income growth into the medium term.

We believe SAP SE, the parent company of the SAP Group, will receive investment income in the form of profit transfers and dividends again in the future. The growth we expect from the SAP Group should have a positive effect on SAP SE investment income.

The outlook projections for the SAP Group in respect of liquidity, finance, investment, and dividend are equally applicable to SAP SE.

Among the assumptions underlying this outlook are those presented above concerning the economy and our expectations for the performance of the SAP Group.

MEDIUM-TERM PROSPECTS

In this section, all discussion of the medium-term prospects is based exclusively on non-IFRS measures.

SAP expects to grow its more predictable revenue business while steadily increasing operating profit. Our strategic objectives are focused primarily on the following financial and non-financial objectives: growth, profitability, customer loyalty, and employee engagement.

Looking beyond 2015, SAP updated its ambition for 2017. We continue to expect fast growth in our cloud business, with cloud subscriptions and support revenue reaching a range between €3.5 billion to €3.6 billion in 2017. Total revenue is expected to reach €21 billion to €22 billion and operating profit is expected to be between €6.3 billion and €7.0 billion in 2017.

The changes to the 2017 goals reflect the impact of the Concur acquisition and anticipated faster customer adoption of SAP’s managed cloud offering. SAP also anticipates that its fast-growing cloud business along with growth in support revenue will drive a higher share of more predictable revenue, with the total of cloud subscriptions and support revenue and software support revenue reaching 65% to 70% of total revenue in 2017 (2014: 57%).

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By 2017, SAP’s rapidly growing cloud subscriptions and support revenue is expected to be close to software license revenue – and is expected to exceed software licenses revenue in 2018. At that time, SAP expects to reach a scale in its cloud business that will clear the way for accelerated operating profit expansion.

SAP also has high-level ambitions for 2020, with 2020 cloud subscriptions and support revenue expected to reach €7.5 billion to €8.0 billion. Total revenue is expected to be between €26 billion and €28 billion and operating profit is expected to be in a range of €8 billion to €9 billion in 2020. We expect the share of more predictable revenue to grow further, with the total of cloud subscriptions and support revenue and software support revenue reaching between 70% and 75% of total revenue in 2020. To realize the expected increase in operating profit, until 2020 SAP aims to grow gross profit from cloud subscriptions and support (defined as the difference between cloud subscription and support revenue and the respective cost of revenue) by a compound annual growth rate of approximately 40% on the 2014 figure. This growth is expected to result in a cloud subscription and support gross margin; in other words, the gross margin derived from the cloud subscription and support gross profit that is approximately 9 percentage points higher in 2020 than in 2014 (2014: 64%). In the same period, our target is to grow gross profit from software licenses and support by a compound annual growth rate of approximately 3%, leading to an improvement in the software licenses and support gross margin of approximately 2 percentage points (2014: 86%).

SAP anticipates that the gross margins of the various cloud business models will continue to differ significantly in the long term. While the gross margin from public cloud subscriptions and from the business network are both expected to reach approximately 80% long term, we anticipate that in the long-term, gross margin on managed cloud offerings will be about 40%. In addition, based on subscription bookings, we expect, once our cloud business has achieved a mature state, approximately 80% of the cloud subscription business will be generated from existing contracts and their renewals (2014: approximately 60%) and approximately 20% from new business (2014: approximately 40%).

NON-FINANCIAL GOALS 2015

In addition to our financial goals, we also focus on two non-financial targets: customer loyalty and employee engagement.

We believe it is essential that our employees are engaged, drive our success, and support our strategy. Therefore, we remain committed to increasing our employee engagement index score to 82% by 2015 (2014: 79%).

Further, our customers’ satisfaction with the solutions we offer is very important to us. We want our customers to not only be satisfied, but also see us as a trusted partner for innovation. We measure this customer loyalty metric using the Customer Net Promoter Score (NPS). For 2015, we aim to achieve a combined (on-premise and cloud) NPS score of 24%.

Our financial and non-financial goals affirm our commitment to innovation and sustainability, and will help us deliver on our vision to help the world run better and improve people’s lives. Our mission is to help our customers run at their best. To fulfill our mission, we apply our Run Simple operating principle to help our customers run their businesses better and master complexity, which is the most intractable challenge businesses face today. We do this by delivering technology innovations that we believe address the challenges of today and tomorrow without disrupting our customers’ business operations.

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OPPORTUNITIES

Market dynamics are shifting rapidly as the advantages of in-memory technologies are becoming more evident and customers are significantly adopting cloud applications with the objective of reducing complexity and simplify business operations. Additionally, customers are increasingly reaping benefits from digital business networks.

Our customers rely on SAP as the trusted partner in their business transformation, not only toward providing in-memory technology, standardized cloud applications, and access to business networks, but also toward driving new business outcomes and enabling business model innovations. To meet these expectations, we must grow consistently and accelerate the pace of our own business transformation by exploiting new opportunities.

We have established a framework for opportunity management by evaluating and analyzing four key areas: current markets, competitive landscapes, external scenarios, and technological trends. Additionally, we have delved into customer and product segmentation, growth drivers, and industry-specific success factors. Based on these combined insights, our Executive Board defines winning market strategies. Our shareholder value relies heavily upon a fine balance of risk mitigation and value-driven opportunities. Therefore, our strong governance model ensures that decisions are based on return, investment required, and risk mitigation. We rely on the talent and resources within SAP and our entire ecosystem.

As far as opportunities are likely to occur, we have incorporated them into our business plans, our outlook for 2015, and our medium-term prospects outlined in this report. Therefore, the following section focuses on future trends or events that might result in an uplift of our outlook and medium-term prospects, if they develop better than we have anticipated in our forecasts.

SAP SE is the parent company of the SAP Group and earns most of its revenue from software license fees, subscriptions fees, and dividends paid by affiliates. Consequently, the opportunities described below also apply – directly or indirectly – to SAP SE.

Opportunities from Economic Conditions

Economic conditions have a clear influence on our business, financial position, profit, and cash flows. Should the global economy experience a more sustained growth than is reflected in our plans today, our revenue and profit may exceed our current outlook and medium-term prospects.

In our current plans, we have assumed a continued or recovering growth in emerging markets (Africa, Brazil, China, India, Middle East, and Russia). These markets are prime opportunities both for our established enterprise applications and for new offerings. They offer opportunity for sustainable double-digit growth rates. At the same time, they show a higher degree of short-term volatility influenced by geopolitical disturbances (for example, government policy shifts or disease).

We continue to acknowledge the growing demand for prudent management of resources and new business models, both for our customers and for ourselves. SAP will continue to leverage the technological capabilities to solve even more complex problems of humanity (for example, in innovations for the healthcare sector, the utility industry, the labor market, and others.).

For more information about future trends in the global economy, the IT market outlook, and the potential influence on SAP, see the Expected Developments and Opportunities section.

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Opportunities from Research and Development Traction

Our continued growth through innovation is based on our ability to leverage R&D resources effectively. We continue to improve our development processes through design thinking and lean methodologies. We are accelerating innovation cycles especially in the area of cloud applications and engaging more closely with our customers to ensure accuracy and success.

While speed is a key strength, we also focus on ease of adoption and providing compelling returns. This allows our customers to easily consume technologies and software applications with immediate benefits for their businesses. If we make innovations available faster than currently anticipated, or if customers adopt the innovations faster than currently expected, for example, shifting faster to managed clouds for ERP, or cloud-based finance solutions, this could positively impact our revenue, profit, and cash flows and result in exceeding our stated outlook and medium-term prospects.

For more information about future opportunities in research and development for SAP, see the Products, Research & Development, and Services as well as the Expected Developments and Opportunities sections.

Opportunities from Our Strategy for Profitable Growth

SAP strives to generate profitable growth across our portfolio of products, solutions, and services to keep or improve its market position. We will continue to expand our addressable market to US$350 billion in 2020, compared to US$110 billion in 2010.

We see opportunities in growing product and market areas, such as in-memory computing, cloud, mobile, business networks, digital marketing, social media, Big Data, the Internet of Things, and predictive analytics. In addition to organic developments and tuck-in acquisitions, large strategic acquisitions in particular may boost our revenue and profits significantly. For example, the acquisition of Concur significantly strengthens the value proposition of a business network from SAP by addressing one of the most important enterprise spend categories – travel expenses. Furthermore, SAP seeks to establish new business models and leverage our expanding ecosystem of partners to achieve scale and maximize opportunities.

Our strong assets in applications and analytics, as well as database and technology, continue to offer solid multiyear growth opportunities as we bring innovative technologies with simplified consumption to our installed base and continue to add net-new customers. Unexpected portfolio growth may positively impact our revenue, profit, and cash flows and result in exceeding our stated outlook and medium-term prospects. Specifically, the SAP HANA platform and our cloud offerings, including simplified solutions, could create even more demand than is reflected in our stated outlook and medium-term prospects.

For more information about future opportunities for SAP, see the Strategy and Business Model and Expected Developments and Opportunities sections.

Opportunities from our Partner Ecosystem

SAP continues to grow and develop a global partner ecosystem. To increase market coverage, we want to enhance our portfolio and spur innovation with the specified objective of increasing the partner revenue contribution to SAP’s overall revenue target. In addition to strengthening our core, we will leverage our entire ecosystem to drive adoption of SAP HANA and cloud solutions. This includes strategic partnerships across all areas: third-party software vendors, systems integrators, service providers, and infrastructure providers. As

154      Combined Management Report

a result, we are creating an ever-stronger setup, where SAP, along with our customers and partners, co-innovate and develop new innovative solutions on top of SAP HANA. Should the business of our partners develop better than currently expected, our indirect sales (partner revenue) could grow stronger than reflected in our outlook and medium-term prospects. This may positively impact our revenue, profit, and cash flows, and result in exceeding our stated medium-term prospects.

For more information about opportunities arising from our partner ecosystem, see the Partner Ecosystem and Expected Developments and Opportunities sections.

Opportunities from our Employees

Our employees drive our innovation, are the value to our customers, and consistently promote our growth and profitability. In 2014, we increased the number of full-time employees accompanied with balanced job restructurings to drive SAP’s simplification and growth. We anticipate improvements in employee productivity as a result of our continued endeavors in design-thinking principles. As described in the Employees and Social Performance section, we constantly invest in our talents to increase engagement, collaboration, social innovation, and health.

To ensure continuous innovation and sustained business success, we need to continuously tap into the global talent pool and bring the best and brightest talent to SAP. To do so, we will further strengthen our brand perception in the market and optimize our recruiting experience to emphasize our focus on helping the world run better and improving people’s lives. Furthermore, we will maximize mobile channels and innovative talent strategies to tap into new talent pools.

Our outlook and medium-term prospects are based on certain assumptions regarding employee productivity and engagement. If the actual employee productivity exceeds these assumptions, it could positively impact our revenue, profit, and cash flows and result in exceeding our stated medium-term prospects.

For more information about future opportunities from our employees, see the Employees and Social Performance section.

Opportunities from our Customer Engagement

SAP goes to market by region, customer segments, line of business, and industry. We evolve and invest in our go-to-market coverage model to effectively sell industry-specific solutions while increasing our engagement with customers. We focus on the dynamic and fast-changing landscape each industry faces as technology evolves.

We offer unique services that significantly drive a return on investment, and continue to actively look at new opportunities to increase the value we deliver to our customers. Our outlook and medium-term prospects are based on certain assumptions regarding the success of our go-to-market approaches. If the actual go-to-market success exceeds these assumptions, this could positively impact our revenue, profit, and cash flows, and result in exceeding our stated medium-term prospects.

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Events After the Reporting Period

The Supervisory Board of SAP SE nominated Steve Singh, CEO of Concur, to the Global Managing Board with effect from January 1, 2015. He is responsible for our business network strategy and activities.

Additionally, the Supervisory Board nominated Michael Kleinemeier to the Global Managing Board. Together with Gerhard Oswald and Ingrid-Helen Arnold, he is responsible for the Global Service & Support board area with effect from January 1, 2015.

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€17.58B

GROWTH

We use Non-IFRS total revenue to measure the growth of our company. We saw a solid increase in this revenue measure in 2014 (€17.58 billion) compared to 2013 (€16.90 billion) and expect to reach a range of €21 billion to €22 billion in

2017 and a range of €26 billion to €28 billion in 2020.

158	Consolidated Financial Statements IFRS

159	Consolidated Income Statements

160	Consolidated Statements of Comprehensive Income

161	Consolidated Statements of Financial Position

163	Consolidated Statements of Changes in Equity

164	Consolidated Statements of Cash Flows

165	Notes to the Consolidated Financial Statements

165	(1) General Information about Consolidated Financial Statements

165	(2) Scope of Consolidation

166	(3) Summary of Significant Accounting Policies

181	(4) Business Combinations

183	(5) Revenue

184	(6) Cost of Software and Software-Related Services

184	(7) Restructuring

184	(8) Employee Benefits Expense and Headcount

186	(9) Other Non-Operating Income/Expense, Net

187	(10) Financial Income, Net

187	(11) Income Tax

190	(12) Earnings per Share

191	(13) Other Financial Assets

192	(14) Trade and Other Receivables

193	(15) Other Non-Financial Assets

194	(16) Goodwill and Intangible Assets

197	(17) Property, Plant, and Equipment

197	(18) Trade and Other Payables, Financial Liabilities, and Other Non-Financial Liabilities

201	(19) Provisions

208	(20) Deferred Income

208	(21) Total Equity

210	(22) Additional Capital Disclosures

212	(23) Other Financial Commitments

213	(24) Litigation and Claims

218	(25) Financial Risk Factors

221	(26) Financial Risk Management

228	(27) Additional Fair Value Disclosures on Financial Instruments

235	(28) Share-Based Payments

243	(29) Segment and Geographic Information

246	(30) Board of Directors

250	(31) Related Party Transactions

251	(32) Principal Accountant Fees and Services

252	(33) German Code of Corporate Governance

252	(34) Events After the Reporting Period

253	(35) Subsidiaries, Associates, and Other Equity Investments

263	Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements

Consolidated Financial Statements IFRS

Consolidated Income Statements of SAP Group for the Years Ended December 31,

€ millions, unless otherwise stated

	Notes	2014	2013	2012
Cloud subscriptions and support		1,087	696	270
Software		4,399	4,516	4,658
Support		9,368	8,738	8,237
Software and support		13,767	13,254	12,895

Software and software-related service revenue		14,855	13,950	13,165
Professional services and other service revenue		2,706	2,865	3,058

Total revenue	(5)	17,560	16,815	16,223

Cost of software and software-related services	(6)	-2,894	-2,629	-2,553
Cost of professional services and other services		-2,379	-2,402	-2,520
Total cost of revenue		-5,272	-5,031	-5,073
Gross profit		12,288	11,784	11,149
Research and development		-2,331	-2,282	-2,261
Sales and marketing		-4,304	-4,131	-3,912
General and administration		-892	-866	-949
Restructuring	(7)	-126	-70	-8
TomorrowNow and Versata litigation	(24)	-309	31	-2
Other operating income/expense, net		4	12	23
Total operating expenses		-13,230	-12,336	-12,181

Operating profit		4,331	4,479	4,041

Other non-operating income/expense, net	(9)	49	-17	-173
Finance income		127	115	103
Finance costs		-152	-181	-175
Financial income, net	(10)	-25	-66	-72

Profit before tax		4,355	4,396	3,796

Income tax TomorrowNow and Versata litigation		86	-8	0
Other income tax expense		-1,161	-1,063	-993
Income tax expense	(11)	-1,075	-1,071	-993

Profit after tax		3,280	3,325	2,803
attributable to owners of parent		3,280	3,326	2,803
attributable to non-controlling interests		0	-1	0

Earnings per share, basic (in €)	(12)	2.75	2.79	2.35
Earnings per share, diluted (in €)	(12)	2.74	2.78	2.35

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements IFRS      159

Consolidated Statements of Comprehensive Income of SAP Group for the Years Ended December 31,

€ millions

	Notes	2014	2013	2012
Profit after tax		3,280	3,325	2,803
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans	(19)	-30	16	-12
Income tax relating to items that will not be reclassified	(11)	7	-3	4

Other comprehensive income after tax for items that will not be reclassified to profit or loss		-23	13	-8
Items that will be reclassified subsequently to profit or loss	(21)
Exchange differences		1,165	-576	-214
Available-for-sale financial assets	(27)	128	60	13
Cash flow hedges	(26)	-38	0	63
Income tax relating to items that will be reclassified	(11)	31	-8	-20

Other comprehensive income after tax for items that will be reclassified to profit or loss		1,286	-524	-157
Other comprehensive income net of tax		1,263	-511	-165

Total comprehensive income		4,543	2,814	2,638
attributable to owners of parent		4,543	2,815	2,638
attributable to non-controlling interests		0	-1	0
The accompanying Notes are an integral part of these Consolidated Financial Statements.

160      Consolidated Statements of Comprehensive Income

Consolidated Statements of Financial Position of SAP Group as at December 31,

€ millions

	Notes	2014	2013
Cash and cash equivalents		3,328	2,748
Other financial assets	(13)	678	251
Trade and other receivables	(14)	4,330	3,864
Other non-financial assets	(15)	431	346
Tax assets		214	142

Total current assets		8,980	7,351
Goodwill	(16)	20,945	13,690
Intangible assets	(16)	4,608	2,954
Property, plant, and equipment	(17)	2,102	1,820
Other financial assets	(13)	1,021	607
Trade and other receivables	(14)	100	98
Other non-financial assets	(15)	164	107
Tax assets		231	172
Deferred tax assets	(11)	355	292

Total non-current assets		29,527	19,739

Total assets		38,507	27,091

Consolidated Financial Statements IFRS      161

	Notes	2014	2013
Trade and other payables	(18)	1,007	850
Tax liabilities		339	433
Financial liabilities	(18)	2,561	748
Other non-financial liabilities	(18)	2,807	2,562
Provision TomorrowNow and Versata litigation	(24)	1	223
Other provisions		149	123
Provisions	(19)	150	346
Deferred income	(20)	1,681	1,408
Total current liabilities		8,544	6,347
Trade and other payables	(18)	55	45
Tax liabilities		371	319
Financial liabilities	(18)	8,980	3,758
Other non-financial liabilities	(18)	219	257
Provisions	(19)	149	132
Deferred tax liabilities	(11)	513	110
Deferred income	(20)	78	74
Total non-current liabilities		10,366	4,695

Total liabilities		18,909	11,043
Issued capital		1,229	1,229
Share premium		614	551
Retained earnings		18,317	16,258
Other components of equity		568	-718
Treasury shares		-1,224	-1,280
Equity attributable to owners of parent		19,504	16,040

Non-controlling interests		94	8

Total equity	(21)	19,598	16,048

Total equity and liabilities		38,507	27,091

The accompanying Notes are an integral part of these Consolidated Financial Statements.

162      Consolidated Statements of Financial Position

Consolidated Statements of Changes in Equity of SAP Group as at December 31,

€ millions

	Equity Attributable to Owners of Parent								Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total
				Exchange Differences	Available- for-Sale Financial Assets	Cash Flow Hedges
Note reference	(21)	(21)	(21)	Statement of Comprehensive Income			(21)		(4)
January 1, 2012	1,228	419	12,448	-19	9	-27	-1,377	12,681	8	12,689
Profit after tax			2,803					2,803		2,803
Other comprehensive income			-8	-217	13	47		-165		-165
Comprehensive income			2,795	-217	13	47		2,638		2,638
Share-based payments		41						41		41
Dividends			-1,310					-1,310		-1,310
Issuance of shares under share-based payments	1	14						15		15
Purchase of treasury shares							-53	-53		-53
Reissuance of treasury shares under share-based payments		18					93	111		111
Other changes			2					2		2

December 31, 2012	1,229	492	13,934	-236	22	20	-1,337	14,125	8	14,133
Profit after tax			3,326					3,326	-1	3,325
Other comprehensive income			13	-584	60	0		-511		-511
Comprehensive income			3,339	-584	60	0		2,815	-1	2,814
Share-based payments		30						30		30
Dividends			-1,013					-1,013		-1,013
Reissuance of treasury shares under share-based payments		29					57	86		86

December 31, 2013	1,229	551	16,258	-820	82	20	-1,280	16,040	8	16,048
Profit after tax			3,280					3,280	0	3,280
Other comprehensive income			-23	1,186	128	-28		1,263		1,263
Comprehensive income			3,257	1,186	128	-28		4,543	0	4,543
Share-based payments		34						34		34
Dividends			-1,194					-1,194		-1,194
Reissuance of treasury shares under share-based payments		29					56	85		85
Additions from business combinations								0	86	86
Other changes			-4					-4	0	-4

December 31, 2014	1,229	614	18,317	366	210	-8	-1,224	19,504	94	19,598

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements IFRS      163

Consolidated Statements of Cash Flows of SAP Group for the Years Ended December 31,

€ millions

	Notes	2014	2013	2012
Profit after tax		3,280	3,325	2,803
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	(16), (17)	1,010	951	863
Income tax expense	(11)	1,075	1,071	993
Financial income, net	(10)	25	66	72
Decrease/increase in sales and bad debt allowances on trade receivables		47	42	-25
Other adjustments for non-cash items		85	57	31
Decrease/increase in trade and other receivables		-286	-110	-298
Decrease/increase in other assets		-344	-131	-23
Decrease/increase in trade payables, provisions, and other liabilities		573	-176	420
Decrease/increase in deferred income		16	125	154
Cash outflows due to TomorrowNow and Versata litigation	(24)	-555	-1	7
Interest paid		-130	-159	-165
Interest received		59	67	92
Income taxes paid, net of refunds		-1,356	-1,295	-1,102

Net cash flows from operating activities		3,499	3,832	3,822
Business combinations, net of cash and cash equivalents acquired		-6,360	-1,160	-6,068
Cash payments for derivative financial instruments related to business combinations		-111	0	-26
Total cash outflows for business combinations, net of cash and cash equivalents acquired	(4)	-6,472	-1,160	-6,094
Purchase of intangible assets and property, plant, and equipment		-737	-566	-541
Proceeds from sales of intangible assets or property, plant, and equipment		46	55	39
Purchase of equity or debt instruments of other entities		-910	-1,531	-1,022
Proceeds from sales of equity or debt instruments of other entities		833	1,421	1,654

Net cash flows from investing activities		-7,240	-1,781	-5,964
Dividends paid	(22)	-1,194	-1,013	-1,310
Purchase of treasury shares	(22)	0	0	-53
Proceeds from reissuance of treasury shares		51	49	90
Proceeds from issuing shares (share-based payments)		0	0	15
Proceeds from borrowings		7,503	1,000	5,778
Repayments of borrowings		-2,062	-1,625	-4,714

Net cash flows from financing activities		4,298	-1,589	-194
Effect of foreign currency rates on cash and cash equivalents		23	-191	-152
Net decrease/increase in cash and cash equivalents		580	271	-2,488

Cash and cash equivalents at the beginning of the period	(22)	2,748	2,477	4,965

Cash and cash equivalents at the end of the period	(22)	3,328	2,748	2,477

The accompanying Notes are an integral part of these Consolidated Financial Statements.

164      Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

(1) GENERAL INFORMATION ABOUT CONSOLIDATED FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS).

We have applied all standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2014. There were no standards or interpretations impacting our Consolidated Financial Statements for the years ended December 31, 2014, 2013, and 2012, that were effective but not yet endorsed. Therefore our Consolidated Financial Statements comply with both IFRS as issued by the International Accounting Standards Board (IASB) and with IFRS as endorsed by the EU.

With effect from July 7, 2014, SAP AG was converted to a European Company (Societas Europaea, SE), and since this date, that company’s legal name is SAP SE.

Our Executive Board approved the Consolidated Financial Statements on February 19, 2015, for submission to our Supervisory Board.

All amounts included in the Consolidated Financial Statements are reported in millions of euros (€ millions) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) SCOPE OF CONSOLIDATION

The following table summarizes the changes in the number of entities included in the Consolidated Financial Statements.

Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2012	22	245	267
Additions	1	24	25
Disposals	-1	-19	-20

December 31, 2013	22	250	272
Additions	2	56	58
Disposals	-2	-41	-43

December 31, 2014	22	265	287

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are due to mergers and liquidations of legal entities.

Notes to the Consolidated Financial Statements       165

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(3a) Bases of Measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

¡	Derivative financial instruments, available-for-sale financial assets, and liabilities for cash-settled share-based payments are measured at fair value.

¡	Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates.

¡	Post-employment benefits are measured according to IAS 19 (Employee Benefits) as described in Note (19a).

Where applicable, information about the methods and assumptions used in determining the respective measurement bases is disclosed in the Notes specific to that asset or liability.

(3b) Relevant Accounting Policies

Reclassifications

We have modified the revenue section of our consolidated income statement to emphasize the combination of our cloud business and our core on-premise business. With this modification, only the order and subtotals were changed; the content of line items remained unchanged. Software and software-related service revenue now starts with the line item cloud subscriptions and support and is followed by line items software and support of our on-premise activities. The software and cloud subscriptions subtotal was deleted and a new sum for software and support was added. Comparative amounts for prior periods presented have been reclassified accordingly to conform to the current presentation.

Additionally, we have changed the classification of the expenses resulting from the Versata litigation in our consolidated income statements from cost of software and software-related services to the TomorrowNow litigation line item and renamed this line item to TomorrowNow and Versata litigation. Prior-year amounts have been adjusted accordingly (2013: €31 million, 2012: -€2 million). We believe that this reclassification helps the comparability of our ongoing operating performance across periods. For more information about this litigation, see Note (24).

We have reclassified our provisions for share-based payments from other provisions to other non-financial liabilities. Prior year amounts (December 31, 2013: €445 million) have been reclassified accordingly. We believe that a classification as other non-financial liabilities reflects the substance of this particular liability more appropriately than a classification under other provisions.

Starting from 2014, we present cash payments for derivative financial instruments related to business combinations separately in our consolidated statement of cash flows. Prior year amounts (2013: €0 million; 2012: €26 million) have been reclassified accordingly. This reclassification improves the transparency of the cash flows for business combinations.

Business Combinations and Goodwill

We decide on a transaction-by-transaction basis whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are accounted as expense in the periods in which the costs are incurred and the services are received, with the expense being classified as general and administration expense.

166      Consolidated Financial Statements IFRS

Foreign Currencies

Income and expenses and operating cash flows of our foreign subsidiaries that use a functional currency other than the euro are translated at average rates of exchange computed on a monthly basis. Exchange differences resulting from foreign currency transactions are recognized in other non-operating income/expense, net.

The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

Equivalent to €1

		Closing Rate as at December 31		Annual Average Exchange Rate
		2014	2013	2014	2013	2012
U.S. dollar	USD	1.2141	1.3791	1.3198	1.3301	1.2862
Pound sterling	GBP	0.7789	0.8337	0.8037	0.8482	0.8104
Japanese yen	JPY	145.23	144.72	140.61	130.21	103.05
Swiss franc	CHF	1.2024	1.2276	1.2132	1.2302	1.2055
Canadian dollar	CAD	1.4063	1.4671	1.4645	1.3710	1.2843
Australian dollar	AUD	1.4829	1.5423	1.4650	1.3944	1.2419

Revenue Recognition

Classes of Revenue

We derive our revenue from fees charged to our customers for (a) the use of our hosted cloud offerings, (b) licenses to our on-premise software products and (c) support, consulting, customer-specific on-premise software development arrangements, training, and other services.

Software and software-related service revenue, as presented in our Consolidated Income Statements, is the sum of our cloud subscriptions and support revenue, our software revenue and our support revenue.

¡	Revenue from cloud subscriptions and support represents fees earned from providing customers with:

–

Software-as-a-Service (SaaS), that is, a right to use software functionality in a cloud-based-infrastructure (hosting) provided by SAP, where the customer does not have the right to terminate the hosting contract and take possession of the software to run it on the customer’s own IT infrastructure or by a third party hosting provider without significant penalty, or

–	Additional premium support beyond the regular support which is embedded in the basic cloud subscription fees, or

–

Hosting services and related application management services for software hosted by SAP, where the customer has the right to terminate the hosting contract and take possession of the software at any time without significant penalty.

Notes to the Consolidated Financial Statements 167

¡

Software revenue represents fees earned from the sale or license of software to customers for use on the customer’s premises, in other words, where the customer has the right to take possession of the software for installation on the customer’s premises (on-premise software). Software revenue includes revenue from both, the sale of our standard software products and customer-specific on-premise software development agreements.

¡

Support revenue represents fees earned from providing customers with unspecified future software updates, upgrades, and enhancements, and technical product support services for on-premise software products. We do not sell separately technical product support or unspecified software upgrades, updates, and enhancements. Accordingly, we do not distinguish within software and software-related service revenue or within cost of software and software-related services the amounts attributable to technical support services and unspecified software upgrades, updates, and enhancements.

Professional services and other service revenue as presented in our Consolidated Income Statements is the sum of our consulting revenue and other service revenue.

¡

Revenue from consulting contracts primarily represents fees earned from providing customers with consulting services which primarily relate to the installation and configuration of our cloud subscriptions and on-premise software products.

¡

Revenue from other services mainly represents fees earned from providing customers with training services, and messaging services (primarily transmission of electronic text messages from one mobile phone provider to another).

We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as cloud subscription and support, support, consulting, or other service revenue, depending on the nature of the service for which the out-of-pocket expenses were incurred.

Timing of Revenue Recognition

We do not start recognizing revenue from customer arrangements before evidence of an arrangement exists and the amount of revenue and associated costs can be measured reliably, and collection of the related receivable is probable. If, for any of our product or service offerings, we determine at the outset of an arrangement that the amount of revenue cannot be measured reliably, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue recognition until the arrangement fee becomes due and payable by the customer. If, at the outset of an arrangement, we determine that collectability is not probable, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue recognition until the earlier of when collectability becomes probable or payment is received. If a customer is specifically identified as a bad debtor, we stop recognizing revenue from the customer except to the extent of the fees that have already been collected.

Cloud subscription and support revenue is recognized as the services are performed. Where a periodical fixed fee is agreed for the right to continuously access and use a cloud offering for a certain term, the fee is recognized ratably over the term covered by the fixed fee. Fees that are based on actual transaction volumes are recognized as the transactions occur.

Revenue from the sale of perpetual licenses of our standard on-premise software products is recognized upon delivery of the software, that is, when the customer has access to the software. Occasionally, we license on-premise software for a specified period of time. Revenue from short-term time-based licenses, which usually include support services during the license period, is recognized ratably over the license term. Revenue from multi-year time-based licenses that include support services, whether separately priced or not, is recognized ratably over the license term unless a substantive support service renewal rate exists; if this is the case, the amount allocated to the delivered software is recognized as software revenue based on the residual method once the basic criteria described above have been met.

168      Consolidated Financial Statements IFRS

In general, our on-premise software license agreements do not include acceptance-testing provisions. If an arrangement allows for customer acceptance-testing of the software, we defer revenue until the earlier of customer acceptance or when the acceptance right lapses.

We usually recognize revenue from on-premise software arrangements involving resellers on evidence of sell-through by the reseller to the end-customer, because the inflow of the economic benefits associated with the arrangements to us is not probable before sell-through has occurred.

Software revenue from customer-specific on-premise software development agreements that qualify for revenue recognition by reference to the stage of completion of the contract activity is recognized using the percentage-of-completion method based on contract costs incurred to date as a percentage of total estimated contract costs required to complete the development work.

On-premise software subscription contracts combine software and support service elements, as under these contracts the customer is provided with current software products, rights to receive unspecified future software products, and rights to product support during the on-premise software subscription term. Typically, customers pay a periodic fee for a defined subscription term, and we recognize such fees ratably over the term of the arrangement beginning with the delivery of the first product. Revenue from on-premise software subscription contracts is allocated to the software revenue and support revenue line items in our Consolidated Income Statements.

On-premise software rental contracts also combine software and support service elements. Under such contracts, the customer is provided with current software products and product support, but not with the right to receive unspecified future software products. Customers typically pay a periodic fee over the rental term. We recognize fees from software rental contracts ratably over the term of the arrangement. Revenue from rental contracts is allocated to the software revenue and support revenue line items in our Consolidated Income Statements.

We recognize support revenue based on our performance under the support arrangements. Under our major support services, our performance obligation is to stand ready to provide technical product support and to provide unspecified updates, upgrades and enhancements on a when-and-if- available basis. For these support services, we recognize revenue ratably over the term of the support arrangement.

We recognize professional services and other service revenue as the services are rendered. Usually, our consulting contracts do not involve significant production, modification, or customization of software and the related revenue is recognized as the services are provided using the percentage-of- completion method of accounting. For messaging services, we measure the progress of service rendering based on the number of messages successfully processed and delivered except for fixed-price messaging arrangements, for which revenue is recognized ratably over the contractual term of the arrangement.

Measurement of Revenue

Revenue is recognized net of returns and allowances, trade discounts, and volume rebates.

Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue, unless we obtain a separate identifiable benefit for the contribution and the fair value of that benefit is reasonably estimable.

Multiple-Element Arrangements

We combine two or more customer contracts with the same customer and account for the contracts as a single contract if the contracts are negotiated as a package or otherwise linked. Thus, the majority of our contracts that contain cloud offerings or on-premise software also include other goods or services (multiple-element arrangements).

Notes to the Consolidated Financial Statements      169

We account for the different goods and services promised under our customer contracts as separate units of account (distinct deliverables) unless:

¡	The contract involves significant production, modification, or customization of the cloud subscription or on-premise software and

¡	The services are not available from third-party vendors and are therefore deemed essential to the cloud subscription or on-premise software.

Goods and services that do not qualify as distinct deliverables are combined into one unit of account (combined deliverables).

The portion of the transaction fee allocated to one distinct deliverable is recognized in revenue separately under the policies applicable to the respective deliverable. For combined deliverables consisting of cloud offerings or on-premise software and other services the allocated portion of the transaction fee is recognized using the percentage-of-completion method, as outlined above, or over the cloud subscription term, if applicable, depending on which service term is longer.

We allocate the total transaction fee of a customer contract to the distinct deliverables under the contract based on their fair values. The allocation is done relative to the distinct deliverables’ individual fair values unless the residual method is applied as outlined below. Fair value is determined by company-specific objective evidence of fair value which is the price charged consistently when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. Where company-specific objective evidence of fair value and third- party evidence of selling price cannot be established due to lacking stand-alone sales or lacking pricing consistency, we determine the fair value of a distinct deliverable by estimating its stand-alone selling price. Company-specific objective evidence of fair value and estimated stand-alone selling prices (ESP) for our major products and services is determined as follows:

¡

We derive the company-specific objective evidence of fair value for our renewable support services from the rates charged to renew the support services annually after an initial period. Such renewal rates generally represent a fixed percentage of the discounted software license fee charged to the customer. The majority of our customers renew their annual support service contracts at these rates.

¡

Company-specific objective evidence of fair value can generally not be established for our cloud subscriptions. ESP for these offerings is determined based on the rates agreed with the individual customers to apply if and when the subscription arrangement renews. We determine ESP by considering multiple factors which include, but are not limited to, the following:

i) substantive renewal rates contained within an arrangement for cloud subscription deliverables; and

ii) gross margin objectives and internal costs for services.

¡

For our on-premise software offerings company-specific objective evidence of fair value can generally not be established and representative stand-alone selling prices are not discernible from past transactions. We therefore apply the residual method to multiple-element arrangements that include on-premise software. Under this method, the transaction fee is allocated to all undelivered elements in the amount of their respective fair values and the remaining amount of the arrangement fee is allocated to the delivered element. With this policy we have considered the guidance provided by FASB ASC Subtopic 985-605 (Software Revenue Recognition), where applicable, as authorized by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors).

170      Consolidated Financial Statements IFRS

We consider FASB ASC 985-605 in our accounting for options that entitle the customer to purchase, in the future, additional on-premise software. We allocate revenue to future incremental discounts whenever customers are granted a material right, that is, the right to license additional on-premise software at a higher discount than the one given within the initial software license arrangement, or to purchase or renew services at rates below the fair values established for these services. We also consider whether future purchase options included in arrangements for cloud subscription deliverables constitute a material right.

Cost of Software and Software-Related Services

Cost of software and software-related services includes the cost incurred in producing the goods and providing the services that generate software and software-related service revenue. Consequently, this line item includes primarily employee expenses relating to these services, amortization of acquired intangibles, fees for third-party licenses, shipping and ramp-up cost.

Cost of Professional Services and Other Services

Cost of professional services and other services includes the cost incurred in providing the services that generate professional service and other service revenue including messaging revenues. The item also includes sales and marketing expenses related to our professional services and other services that result from sales and marketing efforts that cannot be clearly separated from providing the services.

Research and Development

Research and development includes the costs incurred by activities related to the development of software solutions (new products, updates, and enhancements) including resource and hardware costs for the development systems.

We have determined that the conditions for recognizing internally generated intangible assets from our software development activities are not met until shortly before the products are available for sale. Development costs incurred after the recognition criteria are met have not been material. Consequently, research and development costs are expensed as incurred.

Sales and Marketing

Sales and marketing includes costs incurred for the selling and marketing activities related to our software solutions, software-related service portfolio, and cloud business.

General and Administration

General and administration includes costs related to finance and administrative functions, human resources, and general management as long as they are not directly attributable to one of the other operating expense line items.

Accounting for Uncertainties in Income Taxes

We recognize current and deferred tax liabilities or assets for uncertainties in income taxes according to IAS 12 based on our best estimate of the most likely amount if it is probable that we will have to pay the amount to, or recover the amount from, the tax authorities, assuming that the tax authorities will examine the amounts reported to them and have full knowledge of all relevant information.

Share-Based Payments

Share-based payments cover cash-settled and equity-settled awards issued to our employees. The respective expenses are recognized as employee benefits expenses and classified in our consolidated income statements according to the activities that the employees owning the awards perform.

We grant our employees discounts on certain share-based payments. Since those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the rights are granted.

Notes to the Consolidated Financial Statements      171

Where we hedge our exposure to cash-settled awards, changes in the fair value of the respective hedging instruments are also recognized as employee benefits expenses in profit or loss. The fair values for hedging instruments are based on market data reflecting current market expectations.

For more information about our share-based payments, see Note (28).

Financial Assets

Our financial assets comprise cash and cash equivalents (highly liquid investments with original maturities of three months or less), loans and receivables, acquired equity and debt investments, and derivative financial instruments (derivatives) with positive fair values. They are classified as loans and receivables, available-for-sale financial assets, and financial assets at fair value through profit or loss including only those that are held for trading, as we do not designate financial assets at fair value through profit or loss.

Regular way purchases and sales of financial assets are recorded at the trade date.

All financial assets not accounted for at fair value through profit or loss are assessed for impairment at each reporting date or if we become aware of objective evidence of impairment as a result of one or more events that indicate that the carrying amount of the asset may not be recoverable. Objective evidence includes but is not limited to a significant or prolonged decline of the fair value below its carrying amount, a high probability of insolvency, or a material breach of contract by the issuer such as a significant delay or a shortfall in payments due. Impairment losses in the amount of the difference between an asset’s carrying amount and the present value of the expected future cash flows or current fair value, respectively, are recognized in Financial income, net. For available-for-sale financial assets which are non-derivative financial assets that are not assigned to loans and receivables or financial assets at fair value through profit or loss, impairment losses directly reduce an asset’s carrying amount, while impairments on loans and receivables are recorded using allowance accounts. Such allowance accounts are always presented together with the accounts containing the asset’s cost in other financial assets. Account balances are charged off against the respective allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote.

Income/expenses and gains/losses on financial assets consist of impairment losses and reversals, interest income and expenses, dividends, and gains and losses from the disposal of such assets.

Derivatives

Derivatives Not Designated as Hedging Instruments

Many transactions constitute economic hedges, and therefore contribute effectively to the securing of financial risks but do not qualify for hedge accounting under IAS 39. To hedge currency risks inherent in foreign-currency denominated and recognized monetary assets and liabilities, we do not designate our held-for-trading derivative financial instruments as accounting hedges, because the profits and losses from the underlying transactions are recognized in profit or loss in the same periods as the profits or losses from the derivatives. In addition, we occasionally have contracts which contain foreign currency embedded derivatives to be accounted for separately.

172      Consolidated Financial Statements IFRS

Derivatives Designated as Hedging Instruments

We use derivatives to hedge foreign currency risk or interest rate risk and designate them as cash flow or fair value hedges if they qualify for hedge accounting under IAS 39. The accounting for changes in fair value of the hedging instrument depends on the type of the hedge and the effectiveness of the hedging relationship. For more information about our hedges, see Note (25).

a) Cash Flow Hedge

In general, we apply cash flow hedge accounting to the foreign currency risk of highly probable forecasted transactions and interest rate risk on variable rate financial liabilities.

With regard to foreign currency risk, hedge accounting relates to the spot price and the intrinsic values of the derivatives designated and qualifying as cash flow hedges, while gains and losses on the interest element and on those time values excluded from the hedging relationship as well as the ineffective portion of gains or losses are recognized in profit or loss.

b) Fair Value Hedge

We apply fair value hedge accounting for hedging certain of our fixed rate financial liabilities.

Valuation and Testing of Effectiveness

The effectiveness of the hedging relationship is tested prospectively and retrospectively. Prospectively, we apply the critical terms match for our foreign currency hedges as currencies, maturities, and the amounts are identical for the forecasted transactions and the spot element of the forward exchange rate contract or intrinsic value of the currency options, respectively. For interest rate swaps, we also apply the critical terms match as the notional amounts, currencies, maturities, basis of the variable legs or fixed legs, respectively, reset dates, and the dates of the interest and principal payments are identical for the debt instrument and the corresponding interest rate swaps. Therefore, over the life of the hedging instrument, the changes in the designated components of the hedging instrument will offset the impact of fluctuations of the underlying hedged items.

The method of retrospectively testing effectiveness depends on the type of the hedge as described further below:

a) Cash Flow Hedge

Retrospectively, effectiveness is tested on a cumulative basis applying the dollar offset method by using the hypothetical derivative method. Under this approach, the change in fair value of a constructed hypothetical derivative with terms reflecting the relevant terms of the hedged item is compared to the change in the fair value of the hedging instrument employing its relevant terms. The hedge is deemed highly effective if the results are within the range 80% to 125%.

b) Fair Value Hedge

Retrospectively, effectiveness is tested using statistical methods in the form of a regression analysis by which the validity and extent of the relationship between the change in value of the hedged items as the independent and the fair value change of the derivatives as the dependent variable is determined. The hedge is deemed highly effective if the determination coefficient between the hedged items and the hedging instruments exceeds 0.8 and the slope coefficient lies within a range of -0.8 to -1.25.

Trade and Other Receivables

Trade receivables are recorded at invoiced amounts less sales allowances and allowances for doubtful accounts. We record these allowances based on a specific review of all significant outstanding invoices. When analyzing the recoverability of our trade receivables, we consider the following factors:

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First, we consider the financial solvency of specific customers and record an allowance for specific customer balances when we believe it is probable that we will not collect the amount due according to the contractual terms of the arrangement.

Notes to the Consolidated Financial Statements      173

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Second, we evaluate homogenous portfolios of trade receivables according to their default risk primarily based on the age of the receivable and historical loss experience, but also taking into consideration general market factors that might impact our trade receivable portfolio. We record a general bad debt allowance to record impairment losses for a portfolio of trade receivables when we believe that the age of the receivables indicates that it is probable that a loss has occurred and we will not collect some or all of the amounts due.

Account balances are written off, that is, charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote.

In our Consolidated Income Statements, expenses from recording bad debt allowances for a portfolio of trade receivables are classified as other operating income, net, whereas expenses from recording bad debt allowances for specific customer balances are classified as cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the respective trade receivable results. Sales allowances are recorded as an offset to the respective revenue item.

Included in trade receivables are unbilled receivables related to fixed-fee and time-and-material consulting arrangements for contract work performed to date.

Other Non-Financial Assets

Other non-financial assets are recorded at amortized cost. We capitalize sales commissions (direct and incremental costs incurred when obtaining a contract are considered to be contract cost) related to cloud and subscription deals as part of our capitalized contract cost. Those assets are amortized over the non-cancelable contract term to match them with the respective revenue stream.

Intangible Assets

We classify intangible assets according to their nature and use in our operation. Software and database licenses consist primarily of technology for internal use, whereas acquired technology consists primarily of purchased software to be incorporated into our product offerings and in-process research and development. Customer relationship and other intangibles consist primarily of customer contracts and acquired trademark licenses.

All our purchased intangible assets other than goodwill have finite useful lives. They are initially measured at acquisition cost and subsequently amortized either based on expected usage or on a straight-line basis over their estimated useful lives ranging from two to 20 years.

Amortization for acquired in-process research and development project assets starts when the projects are complete and the developed software is taken to the market. We typically amortize these intangibles over five to seven years.

Amortization expenses of intangible assets are classified as cost of software and software-related services, cost of professional services and other services, research and development, sales and marketing, and general and administration depending on their use.

Property, Plant, and Equipment

Property, plant, and equipment are carried at acquisition cost plus the fair value of related asset retirement costs if any and if reasonably estimable, and less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets’ estimated useful lives.

174      Consolidated Financial Statements IFRS

Property, plant, and equipment are depreciated over their expected useful lives, generally using the straight-line method.

Useful Lives of Property, Plant, and Equipment

Buildings	25 to 50 years
Leasehold improvements	Based on the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	4 to 5 years

Impairment of Goodwill and Non-Current Assets

The recoverable amount of goodwill is estimated each year at the same time. The goodwill impairment test is performed at the level of our operating segment since there are no lower levels in SAP at which goodwill is monitored for internal management purposes.

Impairment losses are presented in other operating income/expense, net in profit or loss.

Liabilities

Financial Liabilities

Financial liabilities include trade and other payables, bank loans, issued bonds, private placements and other financial liabilities which comprise derivative and non-derivative financial liabilities. They are classified as financial liabilities at amortized cost and at fair value through profit or loss. The latter include only those financial liabilities that are held for trading, as we do not designate financial liabilities at fair value through profit or loss.

Expenses and gains/losses on financial liabilities consist of interest expense, and gains and losses from the disposal of such liabilities. Interest expense is recognized based on the effective interest method.

Post-Employment Benefits

The discount rates used in measuring our post-employment benefit assets and liabilities are derived from rates available on high-quality corporate bonds and government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments. The assumptions used to calculate pension liabilities and costs are disclosed in Note (19a). Net interest expense and other expenses related to defined benefit plans are recognized in employee expenses.

Since our domestic defined benefit pension plans primarily consist of an employee-financed post-retirement plan that is fully financed with qualifying insurance policies, current service cost may become a credit as a result of adjusting the defined benefit liability’s carrying amount to the fair value of the qualifying plan assets. Such adjustments are recorded in service cost.

Deferred Income

Deferred income is recognized as cloud subscription and support revenue, software revenue, support revenue, consulting revenue, or other service revenue, depending on the reasons for the deferral, once the basic applicable revenue recognition criteria have been met. These criteria are met, for example, when the services are performed or when the discounts that relate to a material right granted in a purchase option are applied.

Notes to the Consolidated Financial Statements      175

(3c) Management Judgments and Sources of Estimation Uncertainty

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities.

We base our judgments, estimates, and assumptions on historical and forecast information, as well as regional and industry economic conditions in which we or our customers operate, changes to which could adversely affect our estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our assets, liabilities, revenues, and expenses. Actual results could differ from original estimates.

The accounting policies that most frequently require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, include the following:

¡	Revenue recognition

¡	Valuation of trade receivables

¡	Accounting for share-based payments

¡	Accounting for income tax

¡	Accounting for business combinations

¡	Subsequent accounting for other intangibles

¡	Determination of operating segments

¡	Accounting for legal contingencies

¡	Recognition of internally generated intangible assets from development

Our management periodically discusses these critical accounting policies with the Audit Committee of the Supervisory Board.

Revenue Recognition

As described in the Revenue Recognition section of Note (3b), we do not recognize revenue before the amount of revenue can be measured reliably, and collection of the related receivable is probable. The determination of whether the amount of revenue can be measured reliably or whether the fees are collectible is inherently judgmental as it requires estimates as to whether and to what extent subsequent concessions may be granted to customers and whether the customer is expected to pay the contractual fees. The timing and amount of revenue recognition can vary depending on what assessments have been made.

The application of the percentage-of-completion method requires us to make estimates about total revenue, total cost to complete the project, and the stage of completion. The assumptions, estimates, and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenue recognized. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenue and costs, revenue recognition is limited to the amount of contract costs incurred. The determination of whether a sufficient basis to measure the progress of completion exists is judgmental. Changes in estimates of progress towards completion and of contract revenue and contract costs are accounted for as cumulative catch-up adjustments to the reported revenue for the applicable contract.

176      Consolidated Financial Statements IFRS

In the accounting for our multiple-element arrangements we have to determine the following:

¡	Which contracts with the same customer are to be accounted for as one single contract

¡	Which deliverables under one contract are distinct and thus to be accounted for separately

¡	How to allocate the total arrangement fee to the distinct deliverables of one contract

The determination of whether different contracts with the same customer are to be accounted for as one contract is highly judgmental, as it requires us to evaluate whether the contracts are negotiated together or linked in any other way. The timing and amount of revenue recognition can vary depending on whether two contracts are accounted for separately or as one single contract.

Under a multiple-element arrangement including a cloud subscription, or on-premise software, and other deliverables, we do not account for the cloud subscription, or on-premise software, and the other deliverables separately if one of the other deliverables (such as consulting services) is deemed to be essential to the functionality of the cloud subscription, or on-premise software. The determination whether an undelivered element is essential to the functionality of the delivered element requires the use of judgment. The timing and amount of revenue recognition can vary depending on how that judgment is exercised, because revenue may be recognized over a longer service term.

In the area of allocating the transaction fee to the different deliverables under the respective customer contract judgment is required in the determination of an appropriate fair value measurement which may impact the timing and amount of revenue recognized depending on the following:

¡	Whether an appropriate measurement of fair value can be demonstrated for undelivered elements.

¡	The approaches used to establish fair value.

Additionally, our revenue for on-premise software contracts would be significantly different if we applied a revenue allocation policy other than the residual method.

Valuation of Trade Receivables

As described in the Trade and Other Receivables section in Note (3b), we account for impairments of trade receivables by recording sales allowances and allowances for doubtful accounts on an individual receivable basis and on a portfolio basis. The assessment of whether a receivable is collectible is inherently judgmental and requires the use of assumptions about customer defaults that could change significantly. Judgment is required when we evaluate available information about a particular customer’s financial situation to determine whether it is probable that a credit loss will occur and the amount of such loss is reasonably estimable and thus an allowance for that specific account is necessary. Basing the general allowance for the remaining receivables on our historical loss experience, too, is highly judgmental, as history may not be indicative of future development. Changes in our estimates about the allowance for doubtful accounts could materially impact the reported assets and expenses in our financial statements, and our profit could be adversely affected if actual credit losses exceed our estimates.

Notes to the Consolidated Financial Statements      177

Accounting for Share-Based Payments

We use certain assumptions in estimating the fair values for our share-based payments, including expected future share price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised). In addition, the final payout for these plans also depends on our share price at the respective exercise dates. All these assumptions may significantly impact the fair value determination and thus the amount and timing of our share-based payment expense.

For the purpose of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. Regarding future payout under the plans, the price of SAP’s shares will be the most relevant factor. The fair values of the Restricted Share Units (RSUs) granted under our Employee Participation Plan (EPP) and Long-Term Incentive Plan (LTI) 2015 depend on SAP’s share price directly after the announcement of the preliminary fourth quarter and full-year results for the last financial year of the respective performance period under the EPP (three-year holding period under the LTI 2015), and thus may be significantly above or below the budgeted amounts. Changes in these factors could significantly affect the estimated fair values as calculated by the option-pricing model, and the future payout. For more information about these plans, see Note (28).

Accounting for Income Tax

We conduct operations and earn income in numerous foreign countries and are subject to changing tax laws in multiple jurisdictions within the countries in which we operate. Our ordinary business activities also include transactions where the ultimate tax outcome is uncertain, such as those involving revenue sharing and cost reimbursement arrangements between SAP Group entities. In addition, the amount of income tax we pay is generally subject to ongoing audits by domestic and foreign tax authorities. As a result, judgment is necessary in determining our worldwide income tax provisions. We have made reasonable estimates about the ultimate resolution of our tax uncertainties based on current tax laws and our interpretation thereof. Such judgment can have a material effect on our income tax expense, income tax provision, and profit after tax.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires management judgment, estimates, and assumptions. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Our judgment regarding future taxable income is based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require us to reduce the carrying amount of our net deferred tax assets.

For more information about our income tax, see Note (11).

Accounting for Business Combinations

In our accounting for business combinations, judgment is required in determining whether an intangible asset is identifiable, and should be recorded separately from goodwill. Additionally, estimating the acquisition date fair values of the identifiable assets acquired and liabilities assumed involves considerable management judgment. The necessary measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates, and assumptions can materially affect our financial position and profit for several reasons, among which are the following:

¡	Fair values assigned to assets subject to depreciation and amortization affect the amounts of depreciation and amortization to be recorded in operating profit in the periods following the acquisition.

178      Consolidated Financial Statements IFRS

¡	Subsequent negative changes in the estimated fair values of assets may result in additional expense from impairment charges.

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Subsequent changes in the estimated fair values of liabilities and provisions may result in additional expense (if increasing the estimated fair value) or additional income (if decreasing the estimated fair value).

Subsequent Accounting for Other Intangibles

As described in the Intangible Assets section in Note (3b), all our intangible assets other than goodwill have finite useful lives. Consequently, the depreciable amount of the intangible assets is amortized on a systematic basis over their useful lives. Judgment is required in determining the following:

¡	The useful life of an intangible asset, as this determination is based on our estimates regarding the period over which the intangible asset is expected to produce economic benefits to us.

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The amortization method, as IFRS requires the straight-line method to be used unless we can reliably determine the pattern in which the asset’s future economic benefits are expected to be consumed by us.

Both the amortization period and the amortization method have an impact on the amortization expense that is recorded in each period.

In making impairment assessments for our intangible assets, the outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding future cash flow projections and economic risks, which are complex and require significant judgment and assumptions about future developments. They can be affected by a variety of factors, including changes in our business strategy, our internal forecasts, and an estimate of our weighted average cost of capital. Due to these factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using the discounted cash flow method. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially affect our financial position and profit.

Determination of Operating Segments

Significant judgment was involved in the determination that SAP’s structure, after the reorganization in 2014, does not include units that meet the definition of an operating segment and that consequently SAP only has a single operating segment.

Accounting for Legal Contingencies

As described in Note (24), we are currently involved in various claims and legal proceedings. We review the status of each significant matter not less frequently than each quarter and assess our potential financial and business exposures related to such matters. Significant judgment is required in the determination of whether a provision is to be recorded and what the appropriate amount for such provision should be. Notably, judgment is required in the following:

¡	Determining whether an obligation exists

¡	Determining the probability of outflow of economic benefits

¡	Determining whether the amount of an obligation is reliably estimable

¡	Estimating the amount of the expenditure required to settle the present obligation

Notes to the Consolidated Financial Statements      179

Due to uncertainties relating to these matters, provisions are based on the best information available at the time.

At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period but before the Consolidated Financial Statements are authorized for issue to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Such revisions to our estimates of the potential obligations could have a material impact on our financial position and profit. For further information about legal contingencies, see Notes (19b) and (24).

Recognition of Internally Generated Intangible Assets from Development

We believe that determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in the following areas:

¡	Determining whether activities should be considered research activities or development activities.

¡	Determining whether the conditions for recognizing an intangible asset are met requires assumptions about future market conditions, customer demand and other developments.

¡	The term “technical feasibility” is not defined in IFRS, and therefore determining whether the completion of an asset is technically feasible requires judgment and a company-specific approach.

¡	Determining the future ability to use or sell the intangible asset arising from the development and the determination of the probability of future benefits from sale or use.

¡	Determining whether a cost is directly or indirectly attributable to an intangible asset and whether a cost is necessary for completing a development.

(3d) New Accounting Standards Adopted in the Current Period

No new accounting standards adopted in 2014 had a material impact on our Consolidated Financial Statements.

(3e) New Accounting Standards Not Yet Adopted

The standards and interpretations (relevant to the Group) that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

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On May 12, 2014, the IASB published amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets). The amendments become mandatory for the Group’s 2016 Consolidated Financial Statements and clarify that – in general – the use of revenue-based methods to calculate the depreciation/amortization is not appropriate (this presumption, however, can be rebutted in certain limited circumstances for intangibles). We have not yet completed the determination of the impact on our Consolidated Financial Statements.

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On May 28, 2014, the IASB issued IFRS 15 (Revenue from Contracts with Customers). The standard becomes effective in fiscal year 2017 with earlier application permitted. We are in the early stage of an analysis of the impact of the standard on our Consolidated Financial Statements. This impact could be material, in particular in the areas of allocating revenue to the different performance obligations under one contract and the timing of revenue recognition. The standard foresees different alternative approaches for the adoption of the new guidance. We have not yet taken a decision which of these alternatives we intend to apply.

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On July 24, 2014, the IASB issued the fourth and final version of IFRS 9 (Financial Instruments), which will be applicable in fiscal year 2018. The new guidance is expected to mainly impact the classification and measurement of financial assets and will result in additional disclosures. We have not yet completed the determination of the impact on our Consolidated Financial Statements.

180      Consolidated Financial Statements IFRS

(4) BUSINESS COMBINATIONS

In 2014, we concluded the following business combinations:

Acquired Businesses

	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
Fieldglass, Inc., Chicago, Illinois, USA	Provider of SaaS solution to organizations to procure and manage their flexible workforces	Share Deal	100%	May 2, 2014

SeeWhy, Inc., Boston, Massachusetts, USA	Provider of behavioral marketing software	Share Deal	100%	June 13, 2014

Concur Technologies, Inc., Bellevue, Washington, USA	Provider of integrated travel and expense management solutions	Share Deal	100%	December 4, 2014

We acquire businesses in specific areas of strategic interest to us, particularly to broaden our product and service portfolio.

The initial accounting for the Concur business combination is incomplete because the acquisition occurred only shortly before the end of the fiscal year. The initial accounting for the other business combinations entered into in 2014 is incomplete because we are still obtaining the information necessary to identify and measure tax-related assets and liabilities of the acquired businesses. Accordingly, the amounts recognized in our financial statements for these items are regarded provisional as of December 31, 2014.

The businesses acquired in 2014 contributed €91 million (thereof €39 million from Concur) to the 2014 cloud subscription and support revenue.

The acquisition-related costs incurred totaled €22 million for our 2014 business combinations, all of which were recognized in general and administration expense.

Prior year acquisitions are described in the Consolidated Financial Statements in the 2013 Annual Report.

Acquisition of Concur

We announced on September 18, 2014, that SAP and Concur Technologies, Inc. (NSDQ: CNQR), a leading provider of integrated cloud-based travel and expense management solutions, had entered into an agreement under which SAP would acquire Concur.

On December 4, 2014, following satisfaction of applicable regulatory and other approvals, we acquired 100% of the shares of Concur. SAP paid US$129 per share, representing consideration transferred of approximately US$7.7 billion.

The acquisition of Concur affects comparability of our 2014 Consolidated Financial Statements with our 2013 and 2012 Consolidated Financial Statements.

Financial Impact as of the Acquisition Date

€ millions

Concur Consideration Transferred
Cash paid	6,181
Liabilities Incurred	13

Total consideration transferred	6,194

Notes to the Consolidated Financial Statements      181

The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of Concur, as of the acquisition date.

Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed

€ millions

Concur Contribution
Cash and cash equivalents	552
Other financial assets	107
Trade and other receivables	124
Other non-financial assets	86
Property, plant, and equipment	37
Intangible assets	1,702
Thereof acquired technology	442
Thereof customer relationship and other intangibles	1,247
Customer relationship	1,201
Other intangible assets	46
Thereof software and database licenses	13

Total identifiable assets	2,608
Trade payables	64
Financial liabilities	1,133
Current and deferred tax liabilities	441
Provisions and other non-financial liabilities	40
Deferred income	58

Total identifiable liabilities	1,736

Total identifiable net assets	872

Acquired non-controlling interests at fair value	86

Goodwill	5,408

Total consideration transferred	6,194

In general, the goodwill arising from the acquisitions consists largely of the synergies and the know-how and technical skills of the acquired businesses’ workforces.

By combining Concur’s solutions with SAP products we expect to enable our customers to drive operating efficiencies, collaboration, and real-time data sharing across all major spend categories. Concur goodwill is attributed to expected synergies from the acquisition, particularly in the following areas:

¡	Cross-selling opportunities to existing SAP customers across all regions using SAP’s sales organization

¡	Combining Concur products and SAP products to deliver a world-class employee experience

¡	Improved profitability in Concur sales and operations

Valuation of Trade Receivables Acquired

€ millions

Concur trade Receivables
Gross carrying amount	129
Allowance for doubtful accounts	5

Fair value of receivables	124

182      Consolidated Financial Statements IFRS

Impact of the Business Combination on our Financial Statements

The amounts of revenue and profit or loss of the Concur business acquired in 2014 since the acquisition date included in the consolidated income statements for the reporting period are as follows:

Impact on SAP’s Financials

€ millions

	2014 as Reported	Contribution of Concur
Revenue	17,560	45
Profit after tax	3,280	-9

Had Concur been consolidated as of January 1, 2014, our estimated pro forma revenue for the reporting period would have been €18,040 million, and pro forma profit after tax would have been €3,146 million.

These amounts were calculated after applying the Company’s accounting policies and after adjusting the results for Concur to reflect material effects from, for example:

¡	Additional depreciation and amortization that would have been charged assuming the fair value adjustment to property, plant, and equipment and intangible assets had been applied from January 1, 2014

¡	The impact of fair value adjustments on deferred revenue on a full-year basis

¡	The borrowing costs on the funding levels and debt/equity position of the Company after the business combination

¡	Employee benefits, such as share-based compensation

¡	Capitalization of sales commissions

¡	Transaction expenses incurred as part of the acquisition

¡	Related tax effects

These pro forma numbers have been prepared for comparative purposes only. The pro forma revenue and profit numbers are not necessarily indicative either of the results of operations that would have actually occurred had the acquisition been in effect at the beginning of the respective periods or of future results.

(5) REVENUE

For detailed information about our revenue recognition policies, see Note (3).

Professional services and other service revenue comprises the following:

Professional Services and Other Service Revenue

€ millions

	2014	2013	2012
Consulting	2,095	2,242	2,442
Other services	611	623	616

Professional services and other service	2,706	2,865	3,058

The item includes professional services and other service revenue related to our cloud offerings of €222 million in 2014 (2013: €170 million, 2012: €92 million).

For revenue information by geographic region, see Note (29).

Revenue from construction-type contracts (contract revenue) is mainly included in software revenue and consulting revenue depending on the type of project. In 2014, contract revenue of €285 million was recognized for all our construction projects

Notes to the Consolidated Financial Statements      183

(2013: €261 million, 2012: €241 million). The status of our construction projects in progress at the end of the reporting period accounted for under IAS 11 (Construction Contracts) was as follows:

Construction Projects in Progress

€ millions

	2014	2013	2012
Aggregate cost recognized (multi-year)	201	221	255
Recognized result (+ profit/- loss; multi-year)	92	87	2
Advance payments received	7	26	3
Gross amounts due from customers	0	3	7
Gross amounts due to customers	24	38	19
Loss provisions	6	3	34

(6) COST OF SOFTWARE AND SOFTWARE-RELATED SERVICES

The item includes cost of cloud subscriptions and support revenue of €481 million in 2014 (2013: €314 million, 2012: €199 million).

(7) RESTRUCTURING

Restructuring expenses were as follows:

Restructuring Expenses

€ millions

	2014	2013	2012
Employee-related restructuring expenses	119	57	6
Facility-related restructuring expenses	7	13	2

Restructuring expenses	126	70	8

For further information on our restructuring plans, see Note (19b).

If not presented separately, these expenses would break down as follows:

Restructuring Expenses by Functional Area

€ millions

	2014	2013	2012
Cost of software and software-related services	9	12	0
Cost of professional services and other services	24	14	7
Research and development	24	0	0
Sales and marketing	41	29	1
General and administration	28	15	0

Restructuring expenses	126	70	8

(8) EMPLOYEE BENEFITS EXPENSE AND HEADCOUNT

Employee Benefits Expense

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions

	2014	2013	2012
Salaries	6,319	5,997	5,726
Social security expense	916	857	777
Share-based payment expense	290	327	522
Pension expense	211	212	190
Employee-related restructuring expense	119	57	6
Termination benefits outside of restructuring plans	22	39	65

Employee benefits expense	7,877	7,489	7,286

184      Consolidated Financial Statements IFRS

Pension expense includes the amounts recorded for our defined benefit and defined contribution plans as described in Note (19a). Expenses for local state pension plans are included in social security expense.

Number of Employees

On December 31, 2014, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:

Number of Employees

Full-time equivalents

	December 31, 2014				December 31, 2013				December 31, 2012
	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total
Software and software-related services	5,953	3,983	5,138	15,074	4,859	2,861	3,541	11,261	4,559	2,628	3,364	10,551
Professional services and other services	7,291	4,304	3,044	14,639	7,177	4,406	3,047	14,629	7,020	4,399	2,840	14,259
Research and development	9,049	3,974	5,885	18,908	8,806	3,630	5,367	17,804	8,952	3,672	5,388	18,012
Sales and marketing	7,069	7,288	3,611	17,969	6,346	6,437	3,041	15,824	5,697	6,220	2,982	14,899
General and administration	2,436	1,643	944	5,023	2,424	1,445	697	4,566	2,243	1,383	660	4,286
Infrastructure	1,542	879	373	2,794	1,380	790	318	2,488	1,286	821	308	2,415

SAP Group (December 31)	33,340	22,071	18,995	74,406	30,993	19,568	16,011	66,572	29,757	19,123	15,542	64,422
Thereof acquisitions	814	2,890	1,831	5,535	511	571	29	1,111	791	2,987	1,038	4,816

SAP Group (months’ end average)	31,821	19,797	16,725	68,343	30,238	19,418	15,752	65,409	29,009	17,619	14,506	61,134

1)	Europe, Middle East, Africa

Notes to the Consolidated Financial Statements      185

Allocation of Share-Based Payment Expense

The allocation of expense for share-based payments, net of the effects from hedging these instruments, to the various operating expense items is as follows:

Share-Based Payments

€ millions

	2014	2013	2012
Cost of software and software-related services	33	40	42
Cost of professional services and other services	48	61	104
Research and development	71	90	125
Sales and marketing	76	96	123
General and administration	62	40	127

Share-based payments	290	327	522
Thereof cash-settled share-based payments	193	240	450
Thereof equity-settled share-based payments	96	87	72

For more information about our share-based payments, see Note (28).

(9) OTHER NON-OPERATING INCOME/EXPENSE, NET

Other non-operating income/expense, net was as follows:

Other Non-Operating Income/Expense, Net

€ millions

	2014	2013	2012
Foreign currency exchange gain/loss, net	71	4	-154
Thereof from financial assets/liabilities at fair value through profit or loss	83	-75	-102
Thereof from loans and receivables	-219	184	-32
Thereof from financial liabilities at amortized cost	226	-105	-20
Thereof from non-financial assets/liabilities	-13	0	2
Miscellaneous other non-operating income	3	1	4
Miscellaneous other non-operating expense	-25	-22	-23

Other non-operating income/expense, net	49	-17	-173

186      Consolidated Financial Statements IFRS

(10) FINANCIAL INCOME, NET

Financial income, net was as follows:

Financial Income, Net

€ millions

	2014	2013	2012
Finance income	127	115	103

Finance costs	-152	-181	-175
Thereof interest expense from financial liabilities at amortized cost	-93	-131	-130

Financial income, net	-25	-66	-72

(11) INCOME TAX

Income tax expense for the years ended December 31 is attributable to the following regions:

Tax Expense According to Region

€ millions

	2014	2013	2012
Current tax expense
Germany	770	836	700
Foreign	422	326	506

Total current tax expense	1,192	1,162	1,206
Deferred tax expense/income
Germany	84	51	-11
Foreign	-201	-142	-202

Total deferred tax income	-117	-91	-213

Total income tax expense	1,075	1,071	993

Notes to the Consolidated Financial Statements      187

Income tax expense for the years ended December 31 comprised the following components:

Major Components of Tax Expense

€ millions

	2014	2013	2012
Current tax expense/income
Tax expense for current year	1,168	1,249	1,173
Taxes for prior years	24	-87	33

Total current tax expense	1,192	1,162	1,206
Deferred tax expense/income
Origination and reversal of temporary differences	-126	-168	-266
Unused tax losses, research and development tax credits and foreign tax credits	9	77	53

Total deferred tax income	-117	-91	-213

Total income tax expense	1,075	1,071	993

Profit before tax for the years ended December 31 consisted of the following:

Profit Before Tax

€ millions

	2014	2013	2012
Germany	3,338	3,126	2,460
Foreign	1,017	1,270	1,336

Total	4,355	4,396	3,796

The following table reconciles the expected income tax expense computed by applying our combined German tax rate of 26.43% (2013: 26.41%; 2012: 26.47%) to the actual income tax expense. Our 2014 combined German tax rate includes a corporate income tax rate of 15.00% (2013: 15.00%; 2012: 15.00%), plus a solidarity surcharge of 5.5% (2013: 5.5%; 2012: 5.5%) thereon, and trade taxes of 10.60% (2013: 10.58%; 2012: 10.64%).

Relationship Between Tax Expense and Profit Before Tax

€ millions, unless otherwise stated

	2014	2013	2012
Profit before tax	4,355	4,396	3,796
Tax expense at applicable tax rate of 26.43% (2013: 26.41%; 2012: 26.47%)	1,151	1,161	1,005
Tax effect of:
Foreign tax rates	-117	-116	-114
Non-deductible expenses	63	158	111
Tax exempt income	-86	-146	-169
Withholding taxes	111	87	71
Research and development and foreign tax credits	-41	-41	-29
Prior-year taxes	-10	-113	15
Reassessment of deferred tax assets, research and development tax credits, and foreign tax credits	41	60	31
Other	-37	21	72

Total income tax expense	1,075	1,071	993

Effective tax rate in %	24.7	24.4	26.2

188      Consolidated Financial Statements IFRS

Deferred tax assets and liabilities on a gross basis as at December 31 are attributable to the following items:

Recognized Deferred Tax Assets and Liabilities

€ millions

	2014	2013
Deferred tax assets
Intangible assets	104	87
Property, plant, and equipment	18	18
Other financial assets	12	7
Trade and other receivables	53	48
Pension provisions	87	78
Share-based payments	107	105
Other provisions and obligations	403	303
Deferred income	75	42
Carryforwards of unused tax losses	707	521
Research and development and foreign tax credits	85	65
Other	172	149

Total deferred tax assets	1,823	1,423
Deferred tax liabilities
Intangible assets	1,218	693
Property, plant, and equipment	53	52
Other financial assets	494	330
Trade and other receivables	69	32
Pension provisions	4	6
Share-based payments	3	1
Other provisions and obligations	120	107
Deferred income	11	6
Other	9	14

Total deferred tax liabilities	1,981	1,241

Total deferred tax assets/liabilities, net	-158	182

The deferred tax assets and deferred tax liabilities, especially on intangible assets, net operating loss carryforwards, and other financial assets, increased mainly because of our business combinations in 2014.

Deferred tax assets have not been recognized in respect of the following items for the years ended December 31:

Items Not Resulting in a Deferred Tax Asset

€ millions

	2014	2013	2012
Unused tax losses
Not expiring	140	68	49
Expiring in the following year	62	43	6
Expiring after the following year	908	525	517

Total unused tax losses	1.110	636	572
Deductible temporary differences	96	178	202
Unused research and development and foreign tax credits
Not expiring	32	25	32
Expiring in the following year	0	1	0
Expiring after the following year	22	1	36

Total unused tax credits	54	27	68

€567 million (2013: €421 million; 2012: €367 million) of the unused tax losses relate to U.S. state tax loss carryforwards.

Current income tax payments were reduced by €71 million in 2014 (2013: €0 million; 2012: €4 million) due to the TomorrowNow and Versata litigation.

We have not recognized a deferred tax liability on approximately €8.87 billion (2013: €7.07 billion) for undistributed profits of our subsidiaries, because we are in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

Notes to the Consolidated Financial Statements      189

The proposed dividend payment of €1.10 per share for the year ended December 31, 2014, will not have any effects on the income tax of SAP SE.

Total income tax including the items charged or credited directly to share premium and other comprehensive income for the years ended December 31 consists of the following:

Total Income Tax

€ millions

	2014	2013	2012
Income tax recorded in profit	1,075	1,071	993
Income tax recorded in share premium	-3	-5	-4
Income tax recorded in other comprehensive income that will not be reclassified to profit and loss
Remeasurements on defined benefit pension plans	-7	3	-4
Income tax recorded in other comprehensive income that will be reclassified to profit and loss
Cash flow hedges	-10	0	17
Exchange differences	-21	8	3

Total	1,034	1,077	1,005

We are subject to ongoing tax audits by domestic and foreign tax authorities. Currently, we are mainly in dispute with the German and the Brazilian tax authorities. The German dispute is in respect of intercompany financing matters while the Brazilian dispute is in respect of license fee deductibility. In both cases, we expect that we will need to initiate litigation to prevail. For both of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional tax expense (including related interest expenses and penalties) of approximately €871 million in total.

(12) EARNINGS PER SHARE

Restricted shares (the bonus shares in the Share Matching Plan discussed in Note (28) below) granted to employees under our share-based payments are included in the diluted earnings per share calculations to the extent they have a dilutive effect.

Earnings per share for the years ended December 31 was calculated as follows:

Earnings per Share

€ millions, unless otherwise stated

	2014	2013	2012
Profit attributable to equity holders of SAP SE	3,280	3,326	2,803
Issued ordinary shares1)	1,229	1,229	1,229
Effect of treasury shares1)	-34	-35	-37
Weighted average shares outstanding, basic1)	1,195	1,193	1,192
Dilutive effect of share-based payments1)	3	2	1
Weighted average shares outstanding, diluted1)	1,197	1,195	1,193

Earnings per share, basic, attributable to equity holders of SAP SE (in €)	2.75	2.79	2.35

Earnings per share, diluted, attributable to equity holders of SAP SE (in €)	2.74	2.78	2.35

1)	Number of shares in millions

190      Consolidated Financial Statements IFRS

(13) OTHER FINANCIAL ASSETS

Other financial assets as at December 31 were as follows:

Other Financial Assets

€ millions

	2014			2013
	Current	Non-Current	Total	Current	Non-Current	Total
Loans and other financial receivables	173	286	459	90	243	333
Debt investments	40	0	40	38	0	38
Equity investments	1	596	597	0	322	322
Available-for-sale financial assets	41	596	637	38	322	360
Derivatives	464	90	554	123	6	129
Investments in associates	0	49	49	0	36	36

Total	678	1,021	1,699	251	607	858

Loans and Other Financial Receivables

Loans and other financial receivables mainly consist of time deposits, investments in pension assets for which the corresponding liability is included in employee-related obligations (see Note (19b)), other receivables, and loans to employees and third parties. The majority of our loans and other financial receivables are concentrated in the United States.

As at December 31, 2014, there were no loans and other financial receivables past due but not impaired. We have no indications of impairments of loans and other financial receivables that are not past due and not impaired as at the reporting date. For general information on financial risk and the nature of risk, see Note (25).

Available-for-Sale Financial Assets

Our available-for-sale financial assets consist of debt investments in bonds of financial and non-financial corporations and municipalities and equity investments in listed and unlisted securities.

These available-for-sale financial assets are denominated in the following currencies:

Currencies of Available-for-Sale Financial Assets

€ millions

	2014	2013
Euros	77	51
U.S. dollars	542	305
Other	18	4

Total	637	360

For more information on fair value measurement with regard to our equity investments, see Note (27).

Derivatives

Detailed information about our derivative financial instruments is presented in Note (26).

Notes to the Consolidated Financial Statements       191

(14) TRADE AND OTHER RECEIVABLES

Trade and other receivables as at December 31 were as follows:

Trade and Other Receivables

€ millions

	2014			2013
	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	4,241	1	4,242	3,801	14	3,815
Other receivables	89	99	188	63	84	147

Total	4,330	100	4,430	3,864	98	3,962

The carrying amounts of our trade receivables as at December 31 are as follows:

Carrying Amounts of Trade Receivables

€ millions

	2014	2013
Gross carrying amount	4,428	3,953
Sales allowances charged to revenue	-134	-96
Allowance for doubtful accounts charged to expense	-52	-42

Carrying amount trade receivables, net	4,242	3,815

The changes in the allowance for doubtful accounts charged to expense were immaterial in all periods presented.

192      Consolidated Financial Statements IFRS

The aging of trade receivables as at December 31 was:

Aging of Trade Receivables

€ millions

	2014	2013
Not past due and not individually impaired	3,349	3,054
Past due but not individually impaired
Past due 1-30 days	345	330
Past due 31-120 days	339	258
Past due 121-365 days	118	120
Past due over 365 days	16	13

Total past due but not individually impaired	818	721
Individually impaired, net of allowances	75	40

Carrying amount of trade receivables, net	4,242	3,815

For more information about financial risk and how we manage it, see Notes (25) and (26).

(15) OTHER NON-FINANCIAL ASSETS

Other Non-Financial Assets

€ millions

	2014			2013
	Current	Non-Current	Total	Current	Non-Current	Total
Prepaid expenses	207	66	273	179	57	236
Other tax assets	101	0	101	92	0	92
Capitalized contract cost	90	99	188	55	50	105
Miscellaneous other assets	33	0	33	20	0	20

Total	431	164	595	346	107	453

Prepaid expenses primarily consist of prepayments for operating leases, support services, and software royalties.

Notes to the Consolidated Financial Statements       193

(16) GOODWILL AND INTANGIBLE ASSETS

Goodwill and Intangible Assets

€ millions

	Goodwill	Software and Database Licenses	Acquired Technology/IPRD	Customer Relationship and Other Intangibles	Total
Historical cost
January 1, 2013	13,288	533	1,778	3,054	18,653
Foreign currency exchange differences	-345	-2	-40	-95	-482
Additions from business combinations	842	2	192	182	1,218
Other additions	0	43	0	0	43
Retirements/disposals	0	-18	-1	-105	-124
December 31, 2013	13,785	558	1,929	3,036	19,308
Foreign currency exchange differences	1,247	15	160	297	1,719
Additions from business combinations	6,012	16	540	1,312	7,880
Other additions	0	86	0	2	88
Retirements/disposals	0	-4	-42	-3	-49

December 31, 2014	21,044	671	2,587	4,644	28,946

Accumulated amortization
January 1, 2013	96	335	843	953	2,227
Foreign currency exchange differences	-1	-2	-20	-22	-45
Additions amortization	0	51	249	303	603
Retirements/disposals	0	-17	-1	-105	-123
December 31, 2013	95	367	1,071	1,129	2,662
Foreign currency exchange differences	4	7	73	81	165
Additions amortization	0	78	255	282	615
Retirements/disposals	0	-4	-42	-3	-49

December 31, 2014	99	448	1,357	1,489	3,393

Carrying amount

December 31, 2013	13,690	191	858	1,907	16,646

December 31, 2014	20,945	223	1,230	3,155	25,553

194      Consolidated Financial Statements IFRS

The additions, other than from business combinations, to software and database licenses in 2014 and 2013 were individually acquired from third parties and include cross-license agreements and patents.

We carry the following significant intangible assets:

Significant Intangible Assets

€ millions, unless otherwise stated

	Carrying Amount		Remaining Useful Life (in years)
	2014	2013
Business Objects – Customer relationships: Maintenance	126	150	7 to 10
Sybase – Acquired technologies	149	225	1 to 2
Sybase – Customer relationships: Maintenance	418	466	8
SuccessFactors – Acquired technologies	184	206	5
SuccessFactors – Customer relationships: Subscription	402	383	12
Ariba – Acquired technologies	166	186	6
Ariba – Customer relationships	516	480	11 to 13
hybris – Acquired technologies	128	159	6
hybris – Customer relationships	136	137	3 to 13
Fieldglass – Acquired technologies	96	0	8
Concur – Acquired technologies	445	0	7
Concur – Customer relationships	1,233	0	16 to 20

Total significant intangible assets	3,999	2,392

Notes to the Consolidated Financial Statements      195

Goodwill Impairment Testing

SAP had a single operating segment in 2014 (in 2013, we had four).

Single Segment

We determined the recoverable amount for our single segment based on fair value less costs of disposal using market capitalization derived from public quotations of SAP stock. We believe that no reasonably foreseeable change in the price of SAP stock would cause the carrying amount of our single operating segment to exceed its recoverable amount.

Unallocated Goodwill

The unallocated goodwill of €5,533 million relates to the acquisition of Concur. Since the Concur acquisition was executed very close to December 31, 2014, the impact of the acquisition on our segment structure had not yet been decided at year-end 2014 and an impairment test on this goodwill had not been carried out. We therefore considered whether there were factors that could indicate signs of impairment, including preliminary business plans of the acquired business. In our view, the calculations that were based on trading and transaction multiples of benchmark companies comparable to the business for this recent acquisition represent the best estimate of fair value. The data gathered for the benchmark companies was obtained from publicly available information. Analysis of these factors did not reveal any indications of impairment. For more information about the acquisition, see Note (4).

196      Consolidated Financial Statements IFRS

(17) PROPERTY, PLANT, AND EQUIPMENT

Property, Plant, and Equipment

€ millions

	Land and Buildings	Other Property, Plant, and Equipment	Advance Payments and Construction in Progress	Total
December 31, 2013	903	873	44	1,820

December 31, 2014	1,010	1,050	42	2,102

Total additions (other than from business combinations) amounting to €629 million (2013: €545 million) relate primarily to the replacement and purchase of computer hardware and vehicles acquired in the normal course of business and investments in data centers.

(18) TRADE AND OTHER PAYABLES, FINANCIAL LIABILITIES, AND OTHER NON-FINANCIAL LIABILITIES

(18a) Trade and Other Payables

Trade and other payables as at December 31 were as follows:

Trade and Other Payables

€ millions

	2014			2013
	Current	Non-Current	Total	Current	Non-Current	Total
Trade payables	756	0	756	640	0	640
Advance payments received	112	0	112	80	0	80
Miscellaneous other liabilities	138	55	193	130	45	175

Trade and other payables	1,007	55	1,061	850	45	895

Miscellaneous other liabilities include mainly deferral amounts for free rent periods and liabilities related to government grants.

Notes to the Consolidated Financial Statements      197

(18b) Financial Liabilities

Financial liabilities as at December 31 were as follows:

Financial Liabilities

€ millions

	2014					2013
	Nominal Volume		Carrying Amount			Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total	Current	Non-Current	Current	Non-Current	Total
Bonds	631	4,000	630	3,998	4,628	500	1,800	500	1,791	2,291
Private placement transactions	247	1,936	247	1,948	2,195	86	1,922	86	1,891	1,977
Bank loans	1,279	3,000	1,277	2,985	4,261	0	0	0	0	0

Financial debt	2,157	8,936	2,154	8,931	11,085	586	3,722	586	3,682	4,268
Derivatives	NA	NA	287	46	333	NA	NA	97	72	169
Other financial liabilities	NA	NA	120	4	124	NA	NA	65	4	69

Financial liabilities			2,561	8,980	11,542			748	3,758	4,506

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financial debt (including the effects from interest rate swaps) were 1.77% in 2014, 2.48% in 2013, and 2.87% in 2012.

For an analysis of the contractual cash flows of our financial liabilities based on maturity, see Note (25). For information on the risk associated with our financial liabilities, see Note (26). For information on fair values, see Note (27).

198      Consolidated Financial Statements IFRS

Bonds

As at December 31, we had outstanding bonds with the following terms:

Bonds

	Maturity	Issue Price	Coupon Rate	Effective Interest Rate	Nominal Volume (in respective currency in millions)	Carrying Amount on 12/31/2014 (in € millions)	Carrying Amount on 12/31/2013 (in € millions)
Eurobond 1 – 2010	2014	99.755%	2.50% (fix)	2.64%	€500	0	500
Eurobond 2 – 2010	2017	99.780%	3.50% (fix)	3.58%	€500	490	499
Eurobond 5 – 2012	2015	99.791%	1.00% (fix)	1.17%	€550	549	547
Eurobond 6 – 2012	2019	99.307%	2.125% (fix)	2.27%	€750	778	745
Eurobond 7 – 2014	2018	100.000%	0.381% (var.)	0.43%	€750	748	0
Eurobond 8 – 2014	2023	99.478%	1.125% (fix)	1.24%	€1,000	992	0
Eurobond 9 – 2014	2027	99.284%	1.75% (fix)	1.86%	€1,000	990	0

Eurobonds						4,547	2,291
Other bonds					US$98	81	0

Bonds						4,628	2,291

Since September 2012, we have used a debt issuance program to issue bonds in a number of tranches in different currencies. Currently, this program has a total volume of €6 billion.

In November 2012 and in November 2014, we issued bonds under the program as shown in the table above. At the reporting date, a volume of €1.95 billion (2013: €4 billion) is available for new bond issuances.

All our Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Our other bonds were originally issued by Concur in 2010 and 2013. The majority of these notes were settled shortly after the acquisition of Concur and the remainder of US$98 million is expected to be settled in the first quarter 2015.

Notes to the Consolidated Financial Statements      199

Private Placement Transactions

Our private placement transactions have the following terms:

Private Placements

	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume (in respective currency in millions)	Carrying Amount on 12/31/2014 (in € millions)	Carrying Amount on 12/31/2013 (in € millions)
German promissory note
Tranche 3 – 2009	2014	4.92% (fix)	4.98%	€86	0	86

U.S. private placements
Tranche 1 – 2010	2015	2.34% (fix)	2.40%	US$300	247	216
Tranche 2 – 2010	2017	2.95% (fix)	3.03%	US$200	161	145
Tranche 3 – 2011	2016	2.77% (fix)	2.82%	US$600	494	434
Tranche 4 – 2011	2018	3.43% (fix)	3.50%	US$150	121	108
Tranche 5 – 2012	2017	2.13% (fix)	2.16%	US$242.5	197	175
Tranche 6 – 2012	2020	2.82% (fix)	2.86%	US$290	238	206
Tranche 7 – 2012	2022	3.18% (fix)	3.22%	US$444.5	372	313
Tranche 8 – 2012	2024	3.33% (fix)	3.37%	US$323	277	225
Tranche 9 – 2012	2027	3.53% (fix)	3.57%	US$100	88	69

Private placements					2,195	1,977

The U.S. private placement notes were issued by one of our subsidiaries that has the U.S. dollar as its functional currency.

Bank Loans

As at December 31, we had outstanding bank loans with the following terms:

Bank Loans

	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume (in respective currency in millions)	Carrying Amount on 12/31/2014 (in € millions)	Carrying Amount on 12/31/2013 (in € millions)
Concur term loan – Facility A	2015	0.272% (var.)	1.64%	€1,270	1,268	0
Concur term loan – Facility B	2017	0.532% (var.)	0.98%	€3,000	2,984	0
Other loans				INR637	9	0

Bank loans					4,261	0

200      Consolidated Financial Statements IFRS

Other Financial Liabilities

Our other financial liabilities mainly comprise liabilities for accrued interest.

(18c) Other Non-Financial Liabilities

Other non-financial liabilities as at December 31 were as follows:

Other Non-Financial Liabilities

€ millions

	2014			2013
	Current	Non-Current	Total	Current	Non-Current	Total
Other employee-related liabilities	1,979	122	2,101	1,775	112	1,887
Share-based payments liabilities	289	97	387	299	146	445
Other taxes	539	0	539	488	0	488

Other non-financial liabilities	2,807	219	3,026	2,562	257	2,819

Other employee-related liabilities mainly relate to vacation accruals, bonus and sales commission accruals, as well as employee-related social security obligations.

For more information about our share-based payments, see Note (28).

Other taxes comprise mainly payroll tax liabilities and value-added tax liabilities.

(19) PROVISIONS

Provisions as at December 31 were as follows:

Provisions

€ millions

	2014			2013
	Current	Non-Current	Total	Current	Non-Current	Total
Pension plans and similar obligations (see Note (19a))	2	87	89	2	62	64
Other provisions (see Note (19b))	148	62	210	344	70	414

Total	150	149	299	346	132	478

Notes to the Consolidated Financial Statements      201

(19a) Pension Plans and Similar Obligations

Defined Benefit Plans

The measurement dates for our domestic and foreign benefit plans are December 31.

The following table shows the present value of the nature of the benefits provided by the defined benefit obligations:

Nature of the Benefits

€ millions

	Domestic Plans		Foreign Plans		Other Post- Employment Plans		Total
	2014	2013	2014	2013	2014	2013	2014	2013
Present value of defined benefit obligation
Benefits based on final salary
Annuity	18	14	0	2	0	0	18	16
Lump sum	0	0	6	5	37	25	43	30
Benefits not based on final salary
Annuity	48	40	234	189	0	1	282	230
Lump sum	714	574	36	35	9	8	759	617

Total	780	628	276	231	46	34	1,102	893

202      Consolidated Financial Statements IFRS

Present value of the defined benefit obligations (DBOs) and the fair value of the plan assets with a reconciliation of the funded status to net amounts as at December 31 were as follows:

Present Value of the DBO and the Fair Value of the Plan Assets

€ millions

	Domestic Plans		Foreign Plans		Other Post- Employment Plans		Total
	2014	2013	2014	2013	2014	2013	2014	2013
Present value of the DBO	780	628	276	231	46	34	1,102	893
Thereof fully or partially funded plans	780	628	239	196	26	20	1,045	844
Thereof unfunded plans	0	0	37	35	20	14	57	49

Fair value of the plan assets	767	623	234	201	13	11	1,014	835

Net defined benefit liability (asset)	13	5	43	30	33	23	89	58
Amounts recognized in the Consolidated Statement of Financial Position:
Non-current other financial assets	0	0	0	6	0	0	0	6
Current provisions	0	0	-2	-2	0	0	-2	-2
Non-current provisions	-13	-5	-41	-34	-33	-23	-87	-62

Total	-13	-5	-43	-30	-33	-23	-89	-58

The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

Actuarial Assumptions

Percent

	Domestic Plans			Foreign Plans			Other Post- Employment Plans
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Discount rate	2.2	3.6	3.3	1.1	2.1	1.9	4.2	5.2	4.8
Future salary increases	2.5	2.5	2.5	1.7	1.7	1.8	3.8	4.7	4.2
Future pension increases	2.0	2.0	2.0	0.0	0.0	0.0	0.0	0.0	0.0
Employee turnover	2.0	2.0	2.0	10.1	9.9	9.5	1.3	2.5	2.3
Inflation	0.0	0.0	0.0	1.3	1.3	1.3	1.3	1.1	1.1

Notes to the Consolidated Financial Statements      203

The sensitivity analysis table shows how the present value of all defined benefit obligations would have been influenced by reasonable possible changes to above actuarial assumptions. The sensitivity analysis table presented below considers change in one actuarial assumption at a time, holding all other actuarial assumptions constant. The reasonable possible change in actuarial assumptions of 50 basis points in either direction, except for discount rate, would not materially influence the present value of all defined benefit obligations.

Sensitivity Analysis

€ millions

	Domestic Plans		Foreign Plans		Other Post- Employment Plans		Total
	2014	2013	2014	2013	2014	2013	2014	2013
Present value of all defined benefit obligations if:
Discount rate was 50 basis points higher	725	585	259	217	44	32	1,028	834
Discount rate was 50 basis points lower	840	675	296	246	49	36	1,185	957

The components of total expense of defined benefit pension plans for the years 2014, 2013, and 2012 recognized in operating expense were as follows:

Total Expense of Defined Benefit Pension Plans

€ millions

	Domestic Plans			Foreign Plans			Other Post- Employment Plans			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Current service cost	3	7	-2	16	15	15	6	3	3	25	25	16
Interest expense	22	19	21	5	4	8	2	1	1	29	24	30
Interest income	-23	-20	-22	-5	-4	-7	-1	-1	-1	-29	-25	-30
Past service cost	0	0	0	0	1	0	0	0	0	0	1	0

Total expense	3	6	-3	16	16	16	7	4	3	26	26	16
Actual return on plan assets	133	10	106	10	9	15	1	1	1	144	20	122

204      Consolidated Financial Statements IFRS

Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies.

Our investment strategies for foreign benefit plans vary according to the conditions in the country in which the respective benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Although our policy is to invest in a risk-diversified portfolio consisting of a mix of assets, both the defined benefit obligation and plan assets can fluctuate over time which exposes the Group to actuarial and market (investment) risks. Depending on the statutory requirements in each country, it might be necessary to reduce the underfunding by addition of liquid assets. To minimize these actuarial and market fluctuations, SAP reviews relevant financial factors for appropriateness and reasonableness and makes modifications to eliminate certain effects when considered necessary.

Our plan asset allocation as at December 31, 2014, and December 31, 2013, was as follows:

Plan Asset Allocation

€ millions

	2014		2013
	Quoted in an Active Market	Not Quoted in an Active Market	Quoted in an Active Market	Not Quoted in an Active Market
Asset category
Equity investments	75	0	48	0
Corporate bonds	60	0	65	0
Government bonds	1	0	0	0
Real estate	31	0	33	0
Insurance policies	0	780	0	632
Cash and cash equivalents	41	0	34	0
Others	27	0	23	0

Total	234	780	203	632

Notes to the Consolidated Financial Statements      205

Our expected contribution in 2015 to our domestic and foreign defined benefit pension plans is immaterial. The weighted duration of our defined benefit plans amounted to 14 years as at December 31, 2014, and 15 years as at December 31, 2013.

The table below presents the maturity analysis of the benefit payments:

Maturity Analysis

€ millions

	Domestic Plans		Foreign Plans		Other Post- Employment Plans
	2014	2013	2014	2013	2014	2013
Less than a year	10	8	23	20	2	1
Between 1-2 years	17	9	40	36	2	2
Between 2-5 years	56	58	58	53	6	5
Over 5 years	983	989	195	205	17	64

Total	1,066	1,064	316	314	27	72

Defined Contribution Plans/State Plans

We also maintain domestic and foreign defined contribution plans. Amounts contributed by us under such plans are based on a percentage of the employees’ salaries or the amount of contributions made by employees. Furthermore, in Germany and some other countries we make contributions to public pension plans that are operated by national or local government or a similar institution. The expenses of defined contribution plans and state plans for the years 2014, 2013, and 2012, were as follows:

Total Expense of Defined Contribution Plans and State Plans

€ millions

	2014	2013	2012
Defined contribution plans	188	182	173
State plans	360	316	296

Total expense	548	498	469

206      Consolidated Financial Statements IFRS

(19b) Other Provisions

Changes in other provisions over the reporting year were as follows:

Other Provisions

€ millions

	1/1/2014	Addition	Accretion	Utilization	Release	Currency Impact	12/31/2014
Employee-related provisions	52	70	5	-74	-7	1	47
Customer-related provisions	36	115	0	-113	-2	2	39
TomorrowNow and Versata litigation	223	331	0	-555	-23	25	1
Other intellectual property-related litigation	12	2	0	-3	-1	1	11
Intellectual property-related provisions	235	333	0	-558	-24	26	12
Restructuring provisions	33	137	0	-102	-11	2	59
Onerous contract provisions (other than from customer contracts)	33	0	2	-11	-2	2	24
Other provisions	24	7	0	-2	-1	1	29

Total other provisions	414	662	7	-859	-47	34	210
Thereof current	344						148
Thereof non-current	70						62

Intellectual property-related provisions relate to litigation matters. Customer-related provisions relate primarily to disputes with individual customers. The expense from customer-related provisions was almost completely offset by insurance proceeds. Both classes of provision are described in Note (24).

In 2014, we established a restructuring plan to execute a number of organizational changes triggered by our new cloud and simplification strategy. Restructuring provisions primarily include personnel costs which result from severance payments for employee terminations and contract termination costs, including those relating to the termination of lease contracts.

Prior year restructuring provisions relate to restructuring activities incurred in connection with the organizational changes in sales and go-to-market in the EMEA and North America regions as well as the integration of Sybase employees into our global finance and administration organization and the integration of the business activities of Crossgate. For more details, see Note (7). The cash outflows associated with employee-related restructuring costs are substantially short-term in nature. The timing of the cash flows associated with facility-related provisions is dependent on the remaining term of the associated lease.

Notes to the Consolidated Financial Statements      207

(20) DEFERRED INCOME

Deferred income consists mainly of prepayments made by our customers for cloud subscriptions, support services and consulting services; fees from multiple element arrangements allocated to undelivered elements; and amounts recorded in purchase accounting at fair value for obligations to perform under acquired support contracts in connection with acquisitions.

As at December 31, 2014, current deferred income included a total of €690 million in deferred revenue (December 31, 2013: €443 million), which in the future will be recognized as revenue from cloud subscriptions and support.

(21) TOTAL EQUITY

Issued Capital

As at December 31, 2014, SAP SE had issued 1,228,504,232 no-par value bearer shares (December 31, 2013: 1,228,504,232) with a calculated nominal value of €1 per share. Upon conversion of the Company into an SE, all shares of SAP AG became shares of SAP SE. All the shares issued are fully paid. The following table shows the changes in the number and the value of issued shares and treasury shares in millions.

Change in Issued Capital and Treasury Shares

	Number of Shares in Millions		Value in € Millions
	Issued Capital	Treasury Shares	Issued Capital	Treasury Shares
January 1, 2012	1,228	-38	1,228	-1,377
Issuing shares under share-based payments	1	0	1	0
Purchase of treasury shares	0	-1	0	-53
Reissuance of treasury shares under share-based payments	0	2	0	93
December 31, 2012	1,229	-37	1,229	-1,337
Reissuance of treasury shares under share-based payments	0	2	0	57
December 31, 2013	1,229	-35	1,229	-1,280
Reissuance of treasury shares under share-based payments	0	2	0	56

December 31, 2014	1,229	-33	1,229	-1,224

Authorized Shares

The Articles of Incorporation authorize the Executive Board to increase the issued capital:

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Up to a total amount of €250 million by issuing new no-par value bearer shares against contributions in cash until June 7, 2015 (Authorized Capital I). The issuance is subject to the statutory subscription rights of existing shareholders.

¡

Up to a total amount of €250 million by issuing new no-par value bearer shares against contributions in cash or in kind until June 7, 2015 (Authorized Capital II). Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights in certain cases.

208      Consolidated Financial Statements IFRS

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Up to a total amount of approximately €30 million by issuing new no-par value bearer shares against contributions in cash or in kind until June 7, 2015 (Authorized Capital III). The new shares may only be used to grant shares to employees of SAP SE and its subsidiaries (employee shares). The shareholders’ subscription rights are excluded.

Contingent Shares

SAP SE’s share capital is subject to a contingent capital increase which may be effected only to the extent that the holders or creditors of convertible bonds or stock options issued or guaranteed by SAP SE or any of its directly or indirectly controlled subsidiaries under certain share-based payments exercise their conversion or subscription rights, and no other methods for servicing these rights are used. As at December 31, 2014, €100 million, representing 100 million shares, was still available for issuance (2013: €100 million).

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items:

Items Recognized in Other Comprehensive Income That will be Reclassified to Profit or Loss Before Tax

€ millions

	2014	2013	2012
Gains (losses) on exchange differences	1,165	-576	-214
Gains (losses) on remeasuring available-for-sale financial assets	130	79	33
Reclassification adjustments on available-for-sale financial assets	-2	-19	-20

Available-for-sale financial assets	128	60	13
Gains (losses) on cash-flow hedges	-41	78	21
Reclassification adjustments on cash-flow hedges	3	-78	42

Cash-flow hedges	-38	0	63

Treasury Shares

By resolution of SAP SE’s General Meeting of Shareholders held on June 4, 2013, the authorization granted by the General Meeting of Shareholders of June 8, 2010, regarding the acquisition of treasury shares was revoked to the extent it had not been exercised at that time, and replaced by a new authorization of the Executive Board of SAP SE to acquire, on or before June 3, 2018, shares of SAP SE representing a pro rata amount of capital stock of up to €120 million in aggregate, provided that the shares purchased under the authorization, together with any other shares in the Company previously acquired and held by, or attributable to, SAP SE do not account for more than 10% of SAP SE’s issued share capital. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury, or we may use treasury shares for the purpose of servicing option or conversion rights under the Company’s share-based payment plans. Also, we may use shares held in treasury as consideration in connection with mergers with, or acquisitions of, other companies.

Notes to the Consolidated Financial Statements      209

Dividends

The total dividend available for distribution to SAP SE shareholders is based on the profits of SAP SE as reported in its statutory financial statements prepared under the accounting rules in the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2014, the Executive Board intends to propose that a dividend of €1.10 per share (that is, an estimated total dividend of €1,315 million), be paid from the profits of SAP SE.

Dividends per share for 2013 and 2012 were €1.00 and €0.85 respectively and were paid in the succeeding year.

(22) ADDITIONAL CAPITAL DISCLOSURES

Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence, and to support the growth of our business. We seek to maintain a capital structure that will allow us to cover our funding requirements through the capital markets at reasonable conditions, and in so doing, ensure a high level of independence, confidence, and financial flexibility.

After undergoing an external credit rating process, on September 19, 2014, SAP SE was assigned a first-time long-term issuer credit rating of “A2” by Moody’s and “A” by Standard & Poor’s, both with outlook “Stable”.

Capital Structure

	2014		2013
	€ millions	% of Total equity and liabilities	€ millions	% of Total equity and liabilities	Change in %
Equity	19,598	51	16,048	59	22
Current liabilities	8,544	22	6,347	23	35
Non-current liabilities	10,366	27	4,695	17	121
Liabilities	18,909	49	11,043	41	71

Total equity and liabilities	38,507	100	27,091	100	42

In 2014, we took out a two-tranche bank loan of €4,270 million in total and issued a three-tranche Eurobond of €2,750 million in total with maturities of four to twelve years to finance the acquisition of Concur. In addition, we took a €500 million short-term bank loan for the acquisition of Fieldglass and repaid it in the same year. We also repaid a €500 million Eurobond and the last tranche of the promissory notes amounting to €86 million. Thus, the ratio of total financial debt to total equity and liabilities increased by 13 percentage points to 29% at the end of 2014 (16% as at December 31, 2013).

210      Consolidated Financial Statements IFRS

Total financial debt consists of current and non-current bank loans, bonds and private placements. For more information about our financial debt, see Note (18).

As part of our financing activities, the Company intends to repay a €550 million Eurobond as well as a US$300 million U.S. private placement tranche when they mature in 2015.

Furthermore, we are planning to repay a substantial portion of our outstanding bank loans.

We will consider issuing new debt, such as bonds or U.S. private placements, to refinance existing bank loans or to cover additional capital needs.

While we continuously monitor the ratios presented in and below the table above, our main focus is on the management of our net liquidity position as outlined in the following table:

Group Liquidity of SAP Group

€ millions

	2014	2013	Change
Cash and cash equivalents	3,328	2,748	580
Current investments	95	93	2

Group liquidity	3,423	2,841	582
Current financial debt	-2,157	-586	-1,571

Net liquidity 1	1,266	2,255	-989
Non-current financial debt	-8,936	-3,722	-5,214

Net liquidity 2	-7,670	-1,467	-6,203

Distribution Policy

Our general intention is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and potentially repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to maintain an adequate liquidity position.

In 2014, we distributed €1,194 million in dividends from our 2013 profit (compared to €1,013 million in 2013 and €1,310 million in 2012 related to 2012 and 2011 profit, respectively), representing €1.00 per share. Aside from the distributed dividend, in 2012 we also returned €53 million to our shareholders by repurchasing our own shares.

As a result of our equity-settled share-based payments transactions (as described in Note (28)) we have commitments to grant SAP shares to employees. We intend to meet these commitments by reissuing treasury shares or issuing ordinary shares. For more information about contingent capital, see Note (21).

Notes to the Consolidated Financial Statements      211

(23) OTHER FINANCIAL COMMITMENTS

Other Financial Commitments

Our other financial commitments as at December 31, 2014, and 2013, were as follows:

Other Financial Commitments

€ millions

	2014	2013
Operating leases	1,332	1,204
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	111	80
Other purchase obligations	748	390
Purchase obligations	859	470
Capital contribution commitments	77	34

Total	2,268	1,708

Our operating leases relate primarily to the lease of office space, hardware, and vehicles, with remaining non-cancelable lease terms between less than one and 34 years. On a limited scale, the operating lease contracts include escalation clauses (based, for example, on the consumer price index) and renewal options. The contractual obligations for acquisition of property, plant, and equipment and intangible assets relate primarily to the construction of new and existing facilities and to the purchase of hardware, software, patents, office equipment, and vehicles. The remaining obligations relate mainly to marketing, consulting, maintenance, license agreements, and other third-party agreements. Historically, the majority of such purchase obligations have been realized.

SAP invests and holds interests in other entities. As of December 31, 2014, total commitments to such equity investments amounted to €123 million (2013: €62 million) of which €46 million had been drawn (2013: €28 million). By investing in such equity investments, we are exposed to the risks inherent in the business segments in which these funds choose to invest contributed funds. Our maximum exposure to loss is the amount invested plus unavoidable future capital contributions.

Commitments as at December 31, 2014, were as follows:

Other Financial Commitments

€ millions

	Operating Leases	Purchase Obligations	Capital Contribution Commitments
Due 2015	262	479	77
Due 2016-2019	729	318	0
Due thereafter	341	62	0

Total	1,332	859	77

Our rental and operating lease expenses were €291 million, €273 million, and €277 million for the years 2014, 2013, and 2012, respectively.

212      Consolidated Financial Statements IFRS

(24) LITIGATION AND CLAIMS

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and claims that relate to customers’ being dissatisfied with the products and services that we have delivered to them. We will continue to vigorously defend against all claims and lawsuits against us. We currently believe that resolving the claims and lawsuits pending as of December 31, 2014, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions recorded for these claims and lawsuits as of December 31, 2014, are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and claims is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and claims may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. Most of the lawsuits and claims are of a very individual nature and claims are either not quantified by the claimants or claim amounts quantified are, based on historical evidence, not expected to be a good proxy for the expenditure that would be required to settle the case concerned. The specifics of the jurisdictions where most of the claims are located further impair the predictability of the outcome of the cases. Therefore, it is not practicable to reliably estimate the financial effect that these lawsuits and claims would have if SAP were to incur expenditure for these cases.

Among the claims and lawsuits are the following classes:

Intellectual Property-related Litigation and Claims

Intellectual property-related litigation and claims comprise cases in which third parties have threatened or initiated litigation claiming that SAP violates one or more intellectual property rights that they possess. Such intellectual property rights may include patents, copyrights, and other similar rights.

The carrying amount of the provisions recorded for intellectual property-related litigation and claims and the change in the carrying amount in the reporting period are disclosed in Note (19b). The expected timing of any resulting outflows of economic benefits from these lawsuits and claims is uncertain and not estimable as it depends generally on the duration of the legal proceedings and settlement negotiations required to resolve them. Uncertainties about the amounts result primarily from the unpredictability of the outcomes of legal disputes in several jurisdictions. For more information, see Note (3c).

Contingent liabilities exist from intellectual property-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around the litigation and claims, as outlined above. The total amounts claimed by plaintiffs in those intellectual property-related lawsuits or claims in which a claim has been quantified were not material to us as of December 31, 2014 and 2013. Based on our past experience, most of the intellectual property-related litigation and claims tend to be either dismissed in court or settled out of court for amounts significantly below the originally claimed amounts and not material to our consolidated financial statements. Only a few cases (specifically the TomorrowNow and the Versata litigation) ultimately resulted in a significant cash outflow, as described below.

Notes to the Consolidated Financial Statements      213

Individual cases of intellectual property-related litigation and claims comprise:

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc., and SAP America’s parent company SAP SE (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit sought injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP SE, SAP America and TomorrowNow stipulated to liability for certain claims and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment, which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount was also subject to post-judgment interest, which accrues from the time judgment was entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a)	Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs,” the court dismissed that damage claim based on a pretrial motion, but Oracle had the right to appeal that dismissal.

b)	During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c)	During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d)	During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting reduced damages of US$272 million or having a new trial based on lost profits and infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. In lieu of a new trial, the parties stipulated to a judgment of US$306 million while each preserving all rights for appeal. Both parties filed respective notices of appeal; ultimately,

214      Consolidated Financial Statements IFRS

SAP did not pursue an appeal, and instead defended the district court’s judgment. On appeal, Oracle sought three forms of relief: (1) reinstatement of the November 2010 US$1.3 billion verdict; (2) as a first alternative, a new trial at which Oracle may again seek hypothetical license damages (based in part on evidence of alleged saved development costs) plus SAP’s alleged infringer’s profits without any deduction of expenses (Oracle did not put a number on its claim for the requested new trial); and (3) as a second alternative, increase of the remittitur (alternative to new trial) to US$408.7 million (versus the US$272 million Oracle had previously rejected). The hearing was held on May 13, 2014. On August 29, 2014, the appeals court issued its decision affirming the district court’s judgment and rejecting Oracle’s request to reinstate the November 2010 jury verdict or allow it to seek hypothetical license damages at any new trial. The appeals court did order an increase in the remittitur (as an alternative to new trial) to US$356.7 million, as opposed to the US$408.7 million Oracle requested. In mid-November, 2014, Oracle made its election to accept the remittitur. On November 14, 2014, the trial judge entered final judgment and the civil case was closed. Payment to Oracle of US$359 million was made on November 25, 2014.

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States District Court for the Eastern District of Texas against SAP. Versata alleged that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata sought unspecified monetary damages and permanent injunctive relief. The first trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages. The retrial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal.

Both parties appealed to the U.S. Court of Appeals for the Federal Circuit. The appeal hearing occurred in February 2013 and a decision was issued on May 1, 2013. The three-judge panel ruled in Versata’s favor on infringement and damages, leaving both fully intact. The past damages verdict stood at approximately US$390 million. Regarding the injunction, the court ruled that the injunction was too broad, stating that SAP should be able to provide maintenance or additional seats for prior customers of the infringing products, so long as the maintenance or the additional seat does not involve, or allow access to, the “enjoined capability” where enjoined capability is defined as the capability to execute a pricing procedure using hierarchical access of customer and product data. SAP filed a petition seeking rehearing by the three-judge panel that issued this decision and/or by the entire appeals court. The appeals court requested that Versata respond to SAP’s petition no later than July 29, 2013. In August 2013, the appeals court denied SAP’s request for rehearing and issued its mandate passing jurisdiction to the district court.

Notes to the Consolidated Financial Statements      215

Separately, SAP filed a petition with the United States Patent and Trademark Office (USPTO) challenging the validity of the asserted Versata patent. In January 2013, the USPTO granted SAP’s request to reconsider the validity of Versata’s patent and instituted the relevant procedure (transitional post grant review). A decision was issued in June 2013 rendering all challenged patent claims (including all the patent claims SAP was found to have infringed) unpatentable. Versata filed with the USPTO a request seeking reconsideration of the decision on six different grounds. The USPTO invited SAP to file an opposition responding to two of the six grounds. On September 13, 2013, the USPTO denied Versata’s request for reconsideration. In November, 2013, Versata sought appeals court review of the USPTO decision. The hearing on appeal occurred on December 3, 2014. A decision on appeal is expected in 2015.

In June 2013, following the determination of unpatentability, SAP filed a request with the appeals court to stay the litigation pending review of the USPTO decision. That request was denied in early July 2013.

In December 2013, SAP filed with the United States Supreme Court a petition for a writ of certiorari to review the decisions of the appeals court. That petition was denied in January 2014. Immediately thereafter, Versata requested that the District Court dismiss its remaining claims for injunctive and equitable relief. The District Court granted that request and deemed the previously entered judgment final. On that same day, SAP requested that the District Court vacate the judgment or stay the litigation, based on the USPTO decision declaring Versata’s patent claims unpatentable. Versata requested an order requiring SAP to pay the judgment. In April 2014, the District Court denied SAP’s motion to vacate the judgment or stay the litigation. SAP filed an appeal seeking review of that district court decision. On motion by Versata, the appeals court dismissed SAP’s appeal in June 2014. On June 30, 2014, SAP filed a motion with the appeals court to stay issuance of its mandate. That motion was denied. SAP subsequently requested from the U.S. Supreme Court a temporary stay for the purpose of the Court considering a petition for a writ of certiorari. That request was denied. Versata’s request for an order requiring SAP to pay the judgment remained undecided at the District Court. In August 2014, Versata and SAP entered into a Patent License and Settlement Agreement (the “Agreement”) to settle the existing patent litigation between the companies. Under the terms of the Agreement, Versata will license to SAP certain patents in exchange for a one-time cash payment and a potential additional contingent payment. The Agreement also provides for general releases, indemnification for its violation, and dismisses the existing litigation with prejudice.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP (including its subsidiary Sybase), IBM, and many other defendants. TecSec alleged that SAP’s and Sybase’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings were stayed against all defendants pending a decision from the U.S. Supreme Court on SAP’s and other defendants’ request for review. Supreme Court review was declined in June 2014. The lawsuit has resumed at the district court but only with respect to one defendant. The lawsuit against SAP and Sybase remains stayed.

216      Consolidated Financial Statements IFRS

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of six reexaminations filed with the USPTO. In September 2013, the USPTO issued a decision on four of the six reexaminations, invalidating every claim of each of the four patents. SAP is awaiting a decision on the two remaining reexamination requests. In response to SAP’s patent Declaratory Judgment action, Wellogix has re-asserted trade secret misappropriation claims against SAP (which had previously been raised and abandoned). The court granted SAP’s motion for an early dispositive decision on the trade secret claims, but Wellogix has asked the court to reconsider its decision and we are awaiting the court’s decision on the reconsideration motion.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleged that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce sought unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP of the method claims of the patent and invalidity of the system claims. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal was held in May 2012. SAP also filed a reexamination request with the USPTO to invalidate elcommerce’s patent. On September 23, 2013, the USPTO issued a decision invalidating the patent. elcommerce sought rehearing from the USPTO, but that request was denied in March, 2014. The Federal Circuit appeals court also issued a decision in February, 2014, confirming that SAP did not infringe some claims of the elcommerce patent, but reversing the district court’s decision of invalidity of the patent. SAP has asked the Federal Circuit court to reconsider its invalidity decision. In June 2014, elcommerce and SAP jointly moved to dismiss the appeal on the Federal Circuit court. The legal dispute is thus closed.

Customer-related Litigation and Claims

Customer-related litigation and claims include cases in which we indemnify our customers against liabilities arising from a claim that our products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. Occasionally, consulting or software implementation projects result in disputes with customers. Where customers are dissatisfied with the products and services that we have delivered to them in routine consulting contracts or development arrangements, we may grant functions or performance guarantees.

The carrying amount of the provisions recorded for customer-related litigation and claims and the development of the carrying amount in the reporting period are disclosed in Note (19b). The expected timing or amounts of any resulting outflows of economic benefits from these lawsuits and claims is uncertain and not estimable as they generally depend on the duration of the legal proceedings and settlement negotiations required to resolve the litigation and claims and the unpredictability of the outcomes of legal disputes in several jurisdictions. For more information, see Note (3c).

Contingent liabilities exist from customer-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around these lawsuits and claims outlined above.

Notes to the Consolidated Financial Statements      217

Non-Income Tax-related Litigation and Claims

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €95 million. We have not recorded a provision for these matters, as we believe that we will prevail.

For more information about income tax-related litigation risks, see Note (11).

(25) FINANCIAL RISK FACTORS

We are exposed to various financial risks, such as market risks (including foreign currency exchange rate risk, interest rate risk, and equity price risk), credit risk, and liquidity risk.

Market Risk

a) Foreign Currency Exchange Rate Risk

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. Since the Group’s entities mainly conduct their operating business in their own functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, occasionally we generate foreign currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the functional currency. To mitigate the extent of the associated foreign currency exchange rate risk, the majority of these transactions are hedged as described in Note (26).

In rare circumstances, transacting in a currency other than the functional currency also leads to embedded foreign currency derivatives being separated and measured at fair value through profit or loss.

In addition, the Intellectual Property (IP) holders in the SAP Group are exposed to risks associated with forecasted intercompany cash flows in foreign currencies. These cash flows arise out of royalty payments from subsidiaries to the respective IP holder. The royalties are linked to the subsidiaries’ external revenue. This arrangement leads to a concentration of the foreign currency exchange rate risk with the IP holders, as the royalties are mostly denominated in the subsidiaries’ local currencies, while the functional currency of the IP holders with the highest royalty volume is the euro. The highest foreign currency exchange rate exposure of this kind relates to the currencies of subsidiaries with significant operations, for example the U.S. dollar, the pound sterling, the Japanese yen, the Swiss franc, the Brazilian real, and the Australian dollar.

Generally, we are not exposed to any significant foreign currency exchange rate risk with regard to our investing and financing activities, as such activities are normally conducted in the functional currency of the investing or borrowing entity. However, we were exposed to a cash flow risk from the consideration to be paid in U.S. dollars for the acquisition of Concur and Fieldglass in 2014 and hybris in 2013 as the funds were provided through our free cash and acquisition term loans, both mostly generated in euros. For more information, see Note (26).

b) Interest Rate Risk

We are exposed to interest rate risk as a result of our investing and financing activities mainly in euros and U.S. dollars.

218      Consolidated Financial Statements IFRS

As at December 31, 2014, our liquidity was mainly invested in time deposits with fixed yields, and money market instruments with variable yields, held as cash equivalents and current and non-current investments. Since most of the fixed yield time deposits held at year-end have short maturities, they do not expose us to a substantial fair value interest rate risk. However, we are exposed to a cash flow risk from our cash held at banks spread across the world and the variable yield money market funds, mainly held in the United States and Germany.

As at December 31, 2014, we were exposed to an interest rate risk from our financing activities (for more information about the individual instruments, see Note (18b)) as €3.8 billion of our issued bonds and all the U.S. private placement notes pay fixed interest leading to a fair value risk while our term loans totaling €4.3 billion and a €750 million-bond give rise to a cash-flow risk, as the interest payments are based on the prevailing EURIBOR rates.

c) Equity Price Risk

We are exposed to such equity price risk with regard to our investments in listed equity securities (2014: €209 million; 2013: €83 million) and our share-based payments (for the exposure from these plans, see Note (28)).

Credit Risk

To reduce the credit risk in investments, we arranged to receive rights to collateral for certain investing activities in the full amount of the investment volume, which we would be allowed to make use of only in the case of default of the counterparty to the investment. In the absence of other significant agreements to reduce our credit risk exposure, the total amounts recognized as cash and cash equivalents, current investments, loans and other financial receivables, and derivative financial assets represent our maximum exposure to credit risks, except for the agreements mentioned above.

Liquidity Risk

A maturity analysis that provides the remaining contractual maturities of all our financial liabilities held at December 31, 2014, is shown in the table below. Financial liabilities shown in the table below for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the last relevant interest rate fixed as at December 31, 2014. As we generally settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative, except for the derivative forward contracts entered into in connection with the acquisition of Concur, where we buy and sell US$8.5 billion because we plan to settle those net. The cash outflows for the currency derivatives are translated using the applicable forward rate.

The cash flows for unrecognized but contractually agreed financial commitments are shown in Note (23).

Notes to the Consolidated Financial Statements      219

Contractual Maturities of Financial Liabilities and Financial Assets

€ millions

	Carrying Amount	Contractual Cash Flows
	12/31/2014	2015	2016	2017	2018	2019	Thereafter
Non-derivative financial liabilities
Trade payables	-756	-756	0	0	0	0	0
Financial liabilities	-11,209	-2,377	-625	-3,976	-958	-827	-3,262

Total of non-derivative financial liabilities	-11,964	-3,133	-625	-3,976	-958	-827	-3,262

Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives not designated as hedging instruments	-310
Cash outflows		-4,110	-9	-9	-9	-9	-8
Cash inflows		3,836	0	0	0	0	0
Currency derivatives designated as hedging instruments	-22
Cash outflows		-487	0	0	0	0	0
Cash inflows		464	0	0	0	0	0
Interest-rate derivatives designated as hedging instruments	-1
Cash outflows		-7	-10	-12	-2	0	0
Cash inflows		9	9	9	1	0	0

Total of derivative financial liabilities	-333	-295	-10	-12	-10	-9	-8
Derivative financial assets
Currency derivatives not designated as hedging instruments	411
Cash outflows		-1,236	0	0	0	0	0
Cash inflows		1,656	0	0	0	0	0
Currency derivatives designated as hedging instruments	10
Cash outflows		-162	0	0	0	0	0
Cash inflows		163	0	0	0	0	0
Interest-rate derivatives designated as hedging instruments	77
Cash outflows		-34	-40	-48	-39	-43	-123
Cash inflows		62	63	63	44	44	99

Total of derivative financial assets	498	449	23	15	5	1	-24

Total of derivative financial liabilities and assets	165	154	13	3	-5	-8	-32

220      Consolidated Financial Statements IFRS

Contractual Maturities of Financial Liabilities and Financial Assets

€ millions

	Carrying Amount	Contractual Cash Flows
	12/31/2013	2014	2015	2016	2017	2018	Thereafter
Non-derivative financial liabilities
Trade payables	-640	-640	0	0	0	0	0
Financial liabilities	-4,336	-731	-863	-513	-891	-153	-1,730

Total of non-derivative financial liabilities	-4,976	-1,371	-863	-513	-891	-153	-1,730

Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives not designated as hedging instruments	-144
Cash outflows		-1,975	-9	-9	-8	-8	-15
Cash inflows		1,885	0	0	0	0	0
Currency derivatives designated as hedging instruments	-3
Cash outflows		-178	0	0	0	0	0
Cash inflows		174	0	0	0	0	0
Interest-rate derivatives designated as hedging instruments	-23
Cash outflows		-12	-17	-27	-39	-37	-192
Cash inflows		30	35	35	35	28	123

Total of derivative financial liabilities	-170	-76	9	-1	-12	-17	-84
Derivative financial assets
Currency derivatives not designated as hedging instruments	26
Cash outflows		-2,544	0	0	0	0	0
Cash inflows		2,569	0	0	0	0	0
Currency derivatives designated as hedging instruments	30
Cash outflows		-391	0	0	0	0	0
Cash inflows		419	0	0	0	0	0
Interest-rate derivatives designated as hedging instruments	5
Cash outflows		-12	-25	-29	-36	-21	-24
Cash inflows		19	33	33	33	16	16

Total of derivative financial assets	61	60	8	4	-3	-5	-8

Total of derivative financial liabilities and assets	-109	-16	17	3	-15	-22	-92

(26) FINANCIAL RISK MANAGEMENT

We manage market risks (including foreign currency exchange rate risk, interest rate risk, and equity price risk), credit risk, and liquidity risk on a Group-wide basis through our global treasury department. Our risk management and hedging strategy is set by our treasury guideline and other internal guidelines, and is subject to continuous internal risk analysis. Derivative financial instruments are only purchased to reduce risks and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction.

Notes to the Consolidated Financial Statements      221

In the following sections we provide details on the management of each respective financial risk and our related risk exposure. In the sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or other comprehensive income, we determine the periodic effects by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date.

Foreign Currency Exchange Rate Risk Management

We continually monitor our exposure to currency fluctuation risks based on monetary items and forecasted transactions and pursue a Group-wide strategy to manage foreign currency exchange rate risk, using derivative financial instruments, primarily foreign exchange forward contracts, as appropriate, with the primary aim of reducing profit or loss volatility.

Currency Hedges Not Designated as Hedging Instruments

The foreign exchange forward contracts we enter into to offset exposure relating to foreign-currency denominated monetary assets and liabilities are not designated as being in a hedge accounting relationship, because the realized currency gains and losses from the underlying items are recognized in profit or loss in the same periods as the gains and losses from the derivatives.

Currency hedges not designated as hedging instruments also include foreign currency derivatives embedded in non-derivative host contracts that are separated and accounted for as derivatives according to the requirements of IAS 39.

In addition, during 2014 we held foreign exchange forward contracts and foreign currency options to hedge the cash flow risk from the consideration paid in U.S. dollars for the acquisition of Concur.

Currency Hedges Designated as Hedging Instruments (Cash Flow Hedges)

We enter into derivative financial instruments, primarily foreign exchange forward contracts, to hedge significant forecasted cash flows (royalties) from foreign subsidiaries denominated in foreign currencies with a defined set of hedge ratios and a hedge horizon of up to 12 months. Specifically, we exclude the interest component and only designate the spot rate of the foreign exchange forward contracts as the hedging instrument to offset anticipated cash flows relating to the subsidiaries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Brazil, and Australia. We generally use foreign exchange derivatives that have maturities of 12 months or less, which may be rolled over to provide continuous coverage until the applicable royalties are received.

In 2014, net losses totaling €30 million (2013: net gains of €57 million; 2012: net gains of €17 million) resulting from the change in the component of the derivatives designated as hedging instruments were recorded in other comprehensive income.

For the years ended December 31, 2014 and 2013, no previously highly probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable. Therefore, we did not discontinue any of our cash flow hedge relationships. Also, we identified no ineffectiveness in all years reported. In 2014, we reclassified net losses of €2 million (2013: net gains of €57 million; 2012: net losses of €24 million) from other comprehensive income to profit or loss due to the hedged items affecting income. Generally, the cash flows of the hedged forecasted transactions are expected to occur and to be recognized in profit or loss monthly within a time frame of 12 months from the date of the statement of financial position. It is estimated that €8 million of the net losses recognized in other comprehensive income in 2014 will be reclassified from other comprehensive income to profit or loss in 2015.

222      Consolidated Financial Statements IFRS

Foreign Currency Exchange Rate Exposure

In line with our internal risk reporting process, we use the cash flow-at-risk method to quantify our risk positions with regard to our forecasted intercompany transactions and value-at-risk for our foreign-currency denominated financial instruments. In order not to provide two different methodologies, we have opted to disclose our risk exposure based on a sensitivity analysis considering the following:

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Since the SAP Group’s entities generally operate in their functional currencies, the majority of our non-derivative monetary financial instruments, such as cash and cash equivalents, trade receivables, trade payables, loans to employees and third parties, bank liabilities, and other financial liabilities, are denominated in the respective entities’ functional currency. Thus, a foreign currency exchange rate risk in these transactions is nearly non-existent. In exceptional cases and limited economic environments, operating and financing transactions are denominated in currencies other than the functional currency, leading to a foreign currency exchange rate risk for the related monetary instruments. Where we hedge against currency impacts on cash flows, these foreign currency-denominated financial instruments are economically converted into the functional currency by the use of forward exchange contracts or options. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other comprehensive income with regard to our non-derivative monetary financial instruments.

¡

Income or expenses recorded in connection with the non-derivative monetary financial instruments discussed above are mainly recognized in the relevant entity’s functional currency. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other comprehensive income in this regard.

¡

Our free-standing derivatives designed for hedging foreign currency exchange rate risks almost completely balance the changes in the fair values of the hedged item attributable to exchange rate movements in the Consolidated Income Statements in the same period. As a consequence, the hedged items and the hedging instruments are not exposed to foreign currency exchange rate risks, and thereby have no effect on profit.

Consequently, we are only exposed to significant foreign currency exchange rate fluctuations with regard to:

¡	Derivatives held within a designated cash flow hedge relationship (excluding the interest element, which is not part of the assigned cash flow hedge relationships)

¡	Foreign currency embedded derivatives.

As we do not have a significant exposure toward a single currency, we disclose our sensitivity to our major foreign currencies (described in Note (25)) in total.

Foreign Currency Sensitivity

€ millions

	Effects on Other Non-Operating Expense, Net			Effects on Other Comprehensive Income
	2014	2013	2012	2014	2013	2012
Derivatives held within a designated cash flow hedge relationship
All major currencies -10%				74	57	60
All major currencies +10%				-74	-57	-60
Embedded derivatives
All currencies -10%	32	35	41
Swiss franc +20%/other currencies +10% (2013, 2012: all currencies +10%)	-62	-35	-41

Notes to the Consolidated Financial Statements      223

Our foreign currency exposure as at December 31 (and if year-end exposure is not representative, also our average/high/low exposure) was as follows:

Foreign Currency Exposure

€ billions

	2014	2013
Year-end exposure towards all our major currencies	1.0	0.9
Average exposure	2.7	1.0
Highest exposure	7.7	1.1
Lowest exposure	1.0	0.9

During 2014, our sensitivity to foreign currency exchange rate fluctuations increased compared to the year ended December 31, 2013 mainly due to the hedging transactions for the acquisition of Concur. However, due to our hedging strategy, this comparatively high exposure was only one-sided; there was no substantial downside risk.

Interest Rate Risk Management

The aim of our interest rate risk management is to reduce profit or loss volatility and optimize our interest result by creating a balanced structure of fixed and variable cash flows. We therefore manage interest rate risks by adding interest rate-related derivative instruments to a given portfolio of investments and debt financing.

As at December 31, 2014, a cash flow interest rate risk existed with regard to our cash at banks of €1.8 billion, our investing activities in money market instruments with variable yields in the amount of €633 million and our variable rate financing transactions of €5.03 billion. A fair value interest rate risk arises from the fixed yield time deposits as well as the fixed rate financing transactions held at amortized cost.

55% (2013: 100%) of our total interest-bearing financial liabilities outstanding as at December 31, 2014, had a fixed interest rate whereas 29% (2013: 40%) of our interest-bearing cash, cash equivalents, time deposits, and available-for-sale financial assets had a fixed interest rate.

Derivatives Designated as Hedging Instruments (Fair Value Hedges)

The majority of our investments are based on variable rates and/or short maturities while most of our financing transactions are based on fixed rates and long maturities. To match the interest rate risk from our financing transactions to our investments we use receiver interest rate swaps to convert certain of our fixed rate financial liabilities to floating and by this means secure the fair value of the swapped financing transactions. The desired fix-floating mix of our net debt is set by the Treasury Committee. Including interest rate swaps, 30% (2013: 44%) of our total interest-bearing financial liabilities outstanding as at December 31, 2014, had a fixed interest rate.

None of the fair value adjustment from the receiver swaps, the basis adjustment on the underlying hedged items held in fair value hedge relationships, and the difference between the two recognized in financial income, net is material in any of the years presented.

Interest Rate Exposure

A sensitivity analysis is provided to show the impact of our interest rate risk exposure on profit or loss and equity in accordance with IFRS 7, considering the following:

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Changes in interest rates only affect the accounting for non-derivative fixed rate financial instruments if they are recognized at fair value. Therefore, such interest rate changes do not change the carrying amounts of our non-derivative fixed rate financial liabilities as we account for them at amortized cost. Investments in fixed rate financial assets classified as available-for-sale were not material at each year-end reported. Thus, we do not consider any fixed rate instruments in the equity-related sensitivity calculation.

224      Consolidated Financial Statements IFRS

¡

Income or expenses recorded in connection with non-derivative financial instruments with variable interest rates are subject to interest rate risk if they are not hedged items in an effective hedge relationship. Thus, we take into consideration interest rate changes relating to our variable rate financing and our investments in money market instruments in the profit-related sensitivity calculation.

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The designation of interest rate receiver swaps in a fair value hedge relationship leads to interest rate changes affecting financial income, net. The fair value movements related to the interest rate swaps are not reflected in the sensitivity calculation, as they offset the fixed interest rate payments for the bonds and private placements as hedged items. However, changes in market interest rates affect the amount of interest payments from the interest rate swap. As a consequence, they are included in the profit-related sensitivity calculation.

Due to the uneven development expectations of interest rates, we base our sensitivity analyses on a yield curve upward shift of +100/+50 basis points for the U.S. dollar/euro area (2013, 2012: +100 bps) and a yield curve downward shift of -50 basis points for both the U.S. dollar/euro area (2013, 2012: -20 bps).

¡

If, on December 31, 2014, 2013, and 2012, interest rates had been higher/ lower as described above, this would not have had a material effect on financial income, net for our variable interest rate investments and would have had the following effects on financial income, net:

Interest-Rate Sensitivity

€ millions

	Effects on Financial Income, Net
	2014	2013	2012
Derivatives held within a designated fair value hedge relationship
Interest rates +100 bps in U.S. dollar area/+50 bps in euro area (2013, 2012: +100 bps in U.S. dollar/euro area)	-116	-24	0
Interest rates -50 bps in U.S. dollar/euro area (2013, 2012: -20 bps in U.S. dollar/euro area)	70	5	0
Variable rate financing
Interest rates +50 bps in euro area	-65	0	0
Interest rates -50 bps in euro area	65	0	0

Notes to the Consolidated Financial Statements      225

Our interest rate exposure as at December 31 (and if year-end exposure is not representative, also our average/high/low exposure) was as follows:

Interest-Rate Risk Exposure

€ billion

	2014				2013
	Year-End	Average	High	Low	Year-End	Average	High	Low
Fair value interest-rate risk
From investments	0.04	0.05	0.08	0.04	0.04	0.06	0.13	0.04
Cash flow interest rate risk
From investments (incl. cash)	2.45	2.48	2.74	2.13	1.73	2.23	2.71	1.73
From financing	5.03	0.75	5.03	0.00	0.00	0.31	1.00	0.00
From interest rate swaps	2.55	2.44	2.55	2.39	2.39	0.60	2.40	0.00

Equity Price Risk Management

Our investments in equity instruments with quoted market prices in active markets (2014: €209 million; 2013: €83 million) are monitored based on the current market value that is affected by the fluctuations in the volatile stock markets worldwide. An assumed 20% increase (decrease) in equity prices as at December 31, 2014 (2013), would not have a material impact on the value of our investments in marketable equity securities and the corresponding entries in other comprehensive income.

We are exposed to equity price risk with regard to our share-based payments. In order to reduce resulting profit or loss volatility, we hedge certain cash flow exposures associated with these plans through the purchase of derivative instruments, but do not establish a designated hedge relationship. In our sensitivity analysis we include the underlying share-based payments and the hedging instruments. Thus, we base the calculation on our net exposure to equity prices as we believe taking only the derivative instrument into account would not properly reflect our equity price risk exposure. An assumed 20% increase (decrease) in equity prices as at December 31, 2014, would have increased (decreased) our share-based payment expenses by €158 million (€80 million) (2013: increased by €126 million (decreased by €90 million); 2012: increased by €139 million (decreased by €117 million)).

Credit Risk Management

To mitigate the credit risk from our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least “BBB flat”. We only make investments in issuers with a lower rating in exceptional cases. Such investments were not material in 2014. The weighted average rating of our financial assets is in the range A+ to A. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties.

226      Consolidated Financial Statements IFRS

To further reduce our credit risk, we require collateral for certain investments in the full amount of the investment volume which we would be allowed to make use of in the case of default of the counterparty to the investment. As such collateral, we only accept bonds with at least investment grade rating level.

In addition, the concentration of credit risk that exists when counterparties are involved in similar activities by instrument, sector, or geographic area is further mitigated by diversification of counterparties throughout the world and adherence to an internal limit system for each counterparty. This internal limit system stipulates that the business volume with individual counterparties is restricted to a defined limit, which depends on the lowest official long-term credit rating available by at least one of the major rating agencies, the Tier 1 capital of the respective financial institution, or participation in the German Depositors’ Guarantee Fund or similar protection schemes. We continuously monitor strict compliance with these counterparty limits. As the premium for credit default swaps mainly depends on market participants’ assessments of the creditworthiness of a debtor, we also closely observe the development of credit default swap spreads in the market to evaluate probable risk developments to timely react to changes if these should manifest.

The default risk of our trade receivables is managed separately, mainly based on assessing the creditworthiness of customers through external ratings and our historical experience with respective customers. Outstanding receivables are continuously monitored locally. For more information, see Note (3). The impact of default on our trade receivables from individual customers is mitigated by our large customer base and its distribution across many different industries, company sizes, and countries worldwide. For more information about our trade receivables, see Note (14). For information about the maximum exposure to credit risk, see Note (25).

Liquidity Risk Management

Our liquidity is managed by our global treasury department with the primary aim of maintaining liquidity at a level that is adequate to meet our financial obligations.

Our primary source of liquidity is funds generated from our business operations, which have historically been the primary source of the liquid funds needed to maintain our investing and financing strategy. The majority of our subsidiaries pool their cash surplus to our global treasury department, which then arranges to fund other subsidiaries’ requirements or invest any net surplus in the market, seeking to optimize yields, while ensuring liquidity, by investing only with counterparties and issuers of high credit quality, as explained above. Hence, high levels of liquid assets and marketable securities provide a strategic reserve, helping keep SAP flexible, sound, and independent.

Apart from effective working capital and cash management, we have reduced the liquidity risk inherent in managing our day-to-day operations and meeting our financing responsibilities by arranging an adequate volume of available credit facilities with various financial institutions on which we can draw if necessary.

In order to retain high financial flexibility, on November 13, 2013, SAP SE entered into a €2.0 billion syndicated credit facility agreement with an initial term of five years plus two one-year extension options. In 2014, the original term of this facility was extended for an additional period of one year to November 2019. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 22.5 basis points. We are also required to pay a commitment fee of 7.88 basis points per annum on the unused available credit. We have never drawn on the facility.

Additionally, as at December 31, 2014, and 2013, SAP SE had available lines of credit totaling €471 million and €487 million, respectively. As at December 31, 2014, and 2013, there were no borrowings outstanding under these lines of credit. As at

Notes to the Consolidated Financial Statements      227

December 31, 2014, and 2013, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €54 million and €36 million, respectively. Borrowings outstanding under these credit facilities as at December 31, 2014 were immaterial, and there were no borrowings from any of our foreign subsidiaries as at December 31, 2013.

(27) ADDITIONAL FAIR VALUE DISCLOSURES ON FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

We use various types of financial instrument in the ordinary course of business, which are grouped into the following categories: loans and receivables (L&R), available-for-sale (AFS), held-for-trading (HFT), and amortized cost (AC). For those financial instruments measured at fair value or for which fair value must be disclosed, we have categorized the financial instruments into a three-level fair value hierarchy depending on the inputs used to determine fair value and their significance for the valuation techniques. Where financial assets and liabilities are shown as measured at fair value, this is done on a recurring basis.

The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category in IAS 39 and the allocation to the fair value hierarchy as mandated by IFRS 13 as at December 31.

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions

		2014
		Carrying Amount	Measurement Categories		Fair Value
	Category		At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents1)	L&R	3,328	3,328
Trade and other receivables		4,430
Trade receivables1)	L&R	4,242	4,242
Other receivables2)	–	188
Other financial assets		1,699
Available-for-sale financial assets
Debt investments	AFS	40		40	40			40
Equity investments	AFS	597		597	108	101	388	597
Investments in associates2)	–	49
Loans and other financial receivables
Financial instruments related to employee benefit plans2)	–	136
Other loans and other financial receivables	L&R	324	324			324		324
Derivative assets
Designated as hedging instrument
FX forward contracts	–	10		10		10		10
Interest rate swaps	–	77		77		77		77
Not designated as hedging instrument
FX forward contracts	HFT	411		411		411		411
Call options for share-based payments	HFT	43		43		43		43
Call option on equity shares	HFT	13		13			13	13
Liabilities
Trade and other payables		-1,061
Trade payables1)	AC	-756	-756
Other payables2)	–	-305
Financial liabilities		-11,542
Non-derivative financial liabilities
Loans	AC	-4,261	-4,261			-4,261		-4,261
Bonds	AC	-4,628	-4,628		-4,810			-4,810
Private placements	AC	-2,195	-2,195			-2,301		-2,301
Other non-derivative financial liabilities	AC	-124	-124			-124		-124
Derivatives
Designated as hedging instrument
FX forward contracts	–	-22		-22		-22		-22
Interest rate swaps	–	-1		-1		-1		-1
Not designated as hedging instrument
FX forward contracts	HFT	-310		-310		-310		-310

Total financial instruments, net		-3,146	-4,072	858	-4,662	-6,054	400	-10,315

[1]	We do not disclose the fair value for cash and cash equivalents, trade receivables, and accounts payable as their carrying amounts are a reasonable approximation of their fair values.
[2]

Since the line items trade receivables, trade payables, and other financial assets contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the carrying amounts of non-financial assets or liabilities are shown to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position.

228      Consolidated Financial Statements IFRS

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions

		2013
		Carrying Amount	Measurement Categories		Fair Value
	Category		At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents1)	L&R	2,748	2,748
Trade and other receivables		3,963
Trade receivables1)	L&R	3,816	3,816
Other receivables2)	–	147
Other financial assets		858
Available-for-sale financial assets
Debt investments	AFS	38		38	38			38
Equity investments	AFS	322		322	52	31	239	322
Investments in associates2)	–	36
Loans and other financial receivables
Financial instruments related to employee benefit plans2)	–	119
Other loans and other financial receivables	L&R	214	214			214		214
Derivative assets
Designated as hedging instrument
FX forward contracts	–	30		30		30		30
Interest rate swaps	–	5		5		5		5
Not designated as hedging instrument
FX forward contracts	HFT	26		26		26		26
Call options for share-based payments	HFT	58		58		58		58
Call option on equity shares	HFT	10		10			10	10
Liabilities
Trade and other payables		-895
Trade payables1)	AC	-640	-640
Other payables2)	–	-255
Financial liabilities		-4,506
Non-derivative financial liabilities
Bonds	AC	-2,291	-2,291		-2,340			-2,340
Private placements	AC	-1,977	-1,977			-2,031		-2,031
Other non-derivative financial liabilities	AC	-68	-68			-68		-68
Derivatives
Designated as hedging instrument
FX forward contracts	–	-3		-3		-3		-3
Interest rate swaps	–	-23		-23		-23		-23
Not designated as hedging instrument
FX forward contracts	HFT	-144		-144		-144		-144

Total financial instruments, net		2,168	1,802	319	-2,250	-1,905	249	-3,906

[1]	We do not disclose the fair value for cash and cash equivalents, trade receivables, and accounts payable as their carrying amounts are a reasonable approximation of their fair values.
[2]

Since the line items trade receivables, trade payables, and other financial assets contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the carrying amounts of non-financial assets or liabilities are shown to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position.

Notes to the Consolidated Financial Statements      229

Fair Values of Financial Instruments Classified According IAS 39

€ millions

		2014
	Category	Carrying Amount	At Amortized Cost	At Fair Value	Out of scope of IFRS 7
Financial assets
At fair value through profit or loss	HFT	467		467
Available-for-sale	AFS	637		637
Loans and receivables	L&R	7,893	7,893
Financial liabilities
At fair value through profit or loss	HFT	-310		-310
At amortized cost	AC	-11,965	-11,965
Outside scope of IAS 39
Financial instruments related to employee benefit plans		136			136
Investments in associates		49			49
Other receivables		188			188
Other payables		-305			-305
Derivatives designated as hedging instrument		64		64

Total financial instruments, net		-3,146	-4,072	858	68

230      Consolidated Financial Statements IFRS

Fair Values of Financial Instruments Classified According IAS 39

€ millions

		2013
	Category	Carrying Amount	At Amortized Cost	At Fair Value	Out of scope of IFRS 7
Financial assets
At fair value through profit or loss	HFT	94		94
Available-for-sale	AFS	360		360
Loans and receivables	L&R	6,778	6,778
Financial liabilities
At fair value through profit or loss	HFT	-144		-144
At amortized cost	AC	-4,976	-4,976
Outside scope of IAS 39
Financial instruments related to employee benefit plans		119			119
Investments in associates		36			36
Other receivables		147			147
Other payables		-255			-255
Derivatives designated as hedging instrument		9		9

Total financial instruments, net		2,168	1,802	319	47

Notes to the Consolidated Financial Statements      231

Determination of Fair Values

It is our policy to recognize transfers between the different levels of the fair value hierarchy at the beginning of the period of the event or change in circumstances that caused the transfer. A description of the valuation techniques and the inputs used in the fair value measurement is given below:

Financial Instruments Measured at Fair Value on a Recurring Basis

Type	Fair Value Hierarchy	Determination of Fair Value/ Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Other financial assets
Debt investments	Level 1	Quoted prices in an active market	NA	NA

Listed equity investments	Level 1	Quoted prices in an active market	NA	NA

	Level 2	Quoted prices in an active market deducting a discount for the disposal restriction derived from the premium for a respective put option.	NA	NA

Unlisted equity investments	Level 3	Market approach. Comparable company valuation using revenue multiples derived from companies comparable to the investee.	– Peer companies used (revenue multiples range from 0.4-8.5) – Revenues of investees – Discounts for lack of marketability (20%)	The estimated fair value would increase (decrease) if: – The revenue multiples were higher (lower) – The investees’ revenues were higher (lower) – The liquidity discounts were lower (higher).

		Market approach. Venture capital method evaluating a variety of quantitative and qualitative factors like actual and forecasted results, cash position, recent or planned transactions, and market comparable companies.	NA	NA

		Last financing round valuations	NA	NA

		Liquidation preferences	NA	NA

		Net asset value/Fair market value as reported by the respective funds	NA	NA

232      Consolidated Financial Statements IFRS

Financial Instruments Measured at Fair Value on a Recurring Basis (continued)

Type	Fair Value Hierarchy	Determination of Fair Value/ Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Other financial assets (continued)
Call options for share-based payments plans	Level 2	Monte-Carlo Model. Calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price, and the volatility of our share.	NA	NA

Call option on equity shares	Level 3	Market approach. Company valuation using EBITDA multiples based on actual results derived from the investee.	– EBITDA multiples used – EBITDA of the investee	The estimated fair value would increase (decrease) if: – The EBITDA multiples were higher (lower) – The investees’ EBITDA were higher (lower)
Other financial assets/Financial liabilities
Foreign exchange (FX) forward contracts	Level 2	Discounted cash flow using Par-Method. Expected future cash flows based on forward exchange rates are discounted over the respective remaining term of the contracts using the respective deposit interest rates and spot rates.	NA	NA

Interest rate swaps	Level 2

Discounted cash flow.

Expected future cash flows are estimated based on forward interest rates from observable yield curves and contract interest rates, discounted at a rate that reflects the credit risk of the counterparty.

			NA	NA

Notes to the Consolidated Financial Statements      233

Financial Instruments Not Measured at Fair Value

Type	Fair Value Hierarchy	Determination of Fair Value/ Valuation Technique
Financial liabilities
Fixed rate bonds (financial liabilities)	Level 1	Quoted prices in an active market

Fixed rate private placements/loans (financial liabilities)	Level 2	Discounted cash flows. Future cash outflows for fixed interest and principal are discounted over the term of the respective contracts using the market interest rates as of the reporting date.

For other non-derivative financial assets/liabilities and variable rate financial debt, it is assumed that their carrying value reasonably approximates their fair values.

Transfers Between Levels 1 and 2

Transfers of available-for-sale equity investments from Level 2 to Level 1 which occurred because disposal restrictions lapsed and deducting a discount for such restriction was no longer necessary were not material in all years presented, while transfers from Level 1 to Level 2 did not occur at all.

234      Consolidated Financial Statements IFRS

Level 3 Disclosures

The following table shows the reconciliation from the opening to the closing balances for our unlisted equity investments and call options on equity shares classified as Level 3 fair values:

Reconciliation of Level 3 Fair Values

€ millions

	2014	2013
January 1,	239	0
Transfers
into Level 3	0	162
out of Level 3	-29	-30
Purchases	141	79
Sales	-36	-16
Gains/losses
included in financial income, net in profit and loss	27	7
included in available-for-sale financial assets in other comprehensive income	21	46
included in exchange differences in other comprehensive income	37	-9

December 31,	400	239

Changing the unobservable inputs to reflect reasonably possible alternative assumptions would not have a material impact on the fair values of our unlisted equity investments held as available-for-sale as of the reporting date.

(28) SHARE-BASED PAYMENTS

SAP has granted awards under various cash-settled and equity-settled share-based payments to its directors and employees. Most of these awards are described in detail below. SAP has other share-based payments, which are, individually and in aggregate, immaterial to our Consolidated Financial Statements.

a) Cash-Settled Share-Based Payments

SAP’s cash-settled share-based payments include the following programs: Employee Participation Plan (EPP) and Long-Term Incentive Plan (LTI Plan for the Global Managing Board) 2015, Stock Option Plan 2010 (SOP 2010 (2010–2014 tranches)), Restricted Stock Unit Plan (RSU (2013–2014 tranches)), acquired SFSF Rights (former SuccessFactors awards assumed in connection with the SuccessFactors acquisition in 2012), acquired Ariba Rights (former Ariba awards assumed in connection with the Ariba acquisition in 2012).

Notes to the Consolidated Financial Statements      235

As at December 31, 2014, the valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year-End 2014 for Cash-Settled Plans

	LTI Plan 2015 (2012 – 2014 tranches)		EPP 2015 (2014 tranche)		SOP 2010 (2010 – 2014 tranches)	RSU (2013 – 2014 tranches)		SFSF Rights	Ariba Rights
Weighted average fair value as at December 31, 2014	€56.40		€58.26		€10.17	€54.09		€32.95	€37.06

Information how fair value was measured at measurement date
Option pricing model used	Other	1)	Other	1)	Monte-Carlo	Other	1)	NA	NA
Share price			€58.26			€57.37		NA	NA
Risk-free interest rate (depending on maturity)	-0.1%		NA		-0.1% to 0.02%	-0.1% to -0.01%		NA	NA
Expected volatility SAP shares	NA		NA		19.9% to 23.4%	NA		NA	NA
Expected dividend yield SAP shares	1.74%		NA		1.74%	1.76%		NA	NA

Weighted average remaining life of options outstanding as at December 31, 2014 (in years)	1.8		0.1		3.5	1.1		0.5	0.8

1)

For these awards the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as of the valuation date.

236      Consolidated Financial Statements IFRS

As at December 31, 2013, the valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year-End 2013 for Cash-Settled Plans

	LTI Plan 2015 (2012/2013 tranches)		EPP 2015 (2013 tranche)		SOP 2010 (2010 – 2013 tranches)	RSU (2013 tranche)		SFSF Rights	Ariba Rights
Weighted average fair value as at December 31, 2013	€59.80		€62.31		€15.71	€61.55		€29.00	€32.63

Information how fair value was measured at measurement date
Option pricing model used	Other	1)	Other	1)	Monte-Carlo	Other	1)	NA	NA
Share price			€62.31			€63.19		NA	NA
Risk-free interest rate (depending on maturity)	0.26% to 0.46%		NA		0.08% to 0.92%	0.01% to 0.44%		NA	NA
Expected volatility SAP shares	NA		NA		21.3% to 27.6%	NA		NA	NA
Expected dividend yield SAP shares	1.67%		NA		1.67%	1.65%		NA	NA

Weighted average remaining life of options outstanding as at December 31, 2013 (in years)	2.4		0.1		3.3	1.2		0.8	0.7

1)

For these awards the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as of the valuation date.

Expected volatility of the SAP share price is based on a blend of implied volatility from traded options with corresponding lifetimes and exercise prices as well as historical volatility with the same expected life as the options granted.

Expected remaining life of the options reflects both the contractual term and the expected, or historical, exercise behavior. The risk-free interest rate is derived from German government bonds with a similar duration. Dividend yield is based on expectations of future dividends.

Notes to the Consolidated Financial Statements      237

The number of awards under our cash-settled plans developed as follows in the years ended December 31, 2014, and 2013:

Changes in Numbers of Outstanding Awards Under Our Cash-Settled Plans

thousands

	LTI Plan 2015 (2012 – 2014 tranches)	EPP 2015 (2012 – 2014 tranches)	RSU (2013 – 2014 tranches)	SOP 2010 (2010 – 2014 tranches)	SFSF Rights	Ariba Rights
Outstanding as at 12/31/2012	466	3,502	NA	17,427	2,403	2,360
Granted in 2013	311	2,087	1,559	7,421	NA	NA
Adjustment based upon KPI target achievement in 2013	-18	-139	0	NA	NA	NA
Exercised in 2013	-196	-3,502	0	-2,215	-797	-1,362
Forfeited in 2013	-48	-103	-96	-967	-531	-90

Outstanding as at 12/31/2013	515	1,845	1,463	21,666	1,075	908
Granted in 2014	242	2,177	1,256	8,965	NA	NA
Adjustment based upon KPI target achievement in 2014	-41	-458	-88	NA	NA	NA
Exercised in 2014	-70	-1,845	-738	-2,730	-520	-737
Forfeited in 2014	-55	-104	-301	-1,619	-224	-45

Outstanding as at 12/31/2014	591	1,615	1,592	26,282	331	126
Outstanding awards exercisable as at
12/31/2013	0	0	0	1,609	0	0

12/31/2014	0	0	0	3,313	0	0
Total carrying amount (in € millions) of liabilities as at
12/31/2013	41	115	32	183	20	24

12/31/2014	45	94	55	167	8	5
Total intrinsic value of vested awards (in € millions) as at
12/31/2013	43	115	0	37	0	0

12/31/2014	38	94	0	49	0	0
Weighted average share price (in €) for share options exercised in
2013	54.96	59.90	NA	55.47	30.12	33.89

2014	54.96	57.48	56.62	56.65	30.10	33.86
Total expense (in € millions) recognized in
2012	53	216	NA	74	38	21
2013	-11	118	34	83	10	21

2014	13	82	57	29	1	4

238      Consolidated Financial Statements IFRS

a.1) Employee Participation Plan (EPP) and Long-Term Incentive Plan (LTI Plan) 2015

SAP implemented two new share-based payments in 2012: an Employee Participation Plan (EPP) 2015 for employees and a Long-Term Incentive (LTI) Plan 2015 for members of the Global Managing Board.

The plans are focused on SAP’s share price and the achievement of two financial key performance indicators (KPIs): non-IFRS total revenue and non-IFRS operating profit, which are derived from the Company’s 2015 financial KPIs. Under these plans, virtual shares, called restricted share units (RSUs), are granted to participants. Participants are paid out in cash based on the number of RSUs that vest.

The RSUs were granted and allocated at the beginning of each year through 2015, with EPP 2015 RSUs subject to annual Executive Board approval. Participants in the LTI Plan 2015 have already been granted a budget for the years 2012 to 2015 (2014 to 2015 for new plan participants in 2014). All participants in the LTI Plan 2015 are members of the Global Managing Board.

The RSU allocation process will take place at the beginning of each year based on SAP’s share price after the publication of its preliminary annual results for the last financial year prior to the performance period.

At the end of the given year, the number of RSUs that finally vest with plan participants depends on SAP’s actual performance for the given year, and might be higher or lower than the number of RSUs originally granted. If performance against both KPI targets reaches at least the defined 60% (80% for 2012 and 2013 tranches) threshold, the RSUs vest. Depending on performance, the vesting can reach a maximum of 150% of the budgeted amount. If performance against either or both of those KPI targets does not reach the defined threshold of 60% (80% for 2012 and 2013 tranches), no RSUs vest and RSUs granted for that year will be forfeited. The adjustment to the threshold of those performance indicators was made to reflect our updated expectations due to the accelerated shift to the cloud. For the year 2014, the RSUs granted at the beginning of the year vested with 77.89% (2013: 92.97%) achievement of the KPI targets.

Under the EPP 2015, the RSUs are paid out in the first quarter of the year after the one-year performance period, whereas the RSUs for members of the Global Managing Board under the LTI Plan 2015 are subject to a three-year-holding period before payout, which occurs starting in 2016.

The plans include a “look-back” provision, due to the fact that these plans are based on reaching certain KPI targets in 2015. If the overall achievement in 2015 is higher or lower than represented by the number of RSUs vested from 2012 to 2014, the number of RSUs granted in 2015 can increase or decrease accordingly. However, RSUs that were already fully vested in prior years cannot be forfeited. For the EPP, the application of the “look-back”-provision is subject to approval by the Executive Board in 2015.

The final financial effect of each tranche of the EPP 2015 and the LTI Plan 2015 will depend on the number of vested RSUs and the SAP share price, which is set directly after the announcement of the preliminary fourth quarter and full-year results for the last financial year under the EPP 2015 (of the respective three-year holding period under the LTI Plan 2015), and thus may be significantly above or below the budgeted amounts.

a.2) SAP Stock Option Plan 2010 (SOP 2010 (2010–2014 Tranches))

Under the SAP Stock Option Plan 2010, we granted members of the Senior Leadership Team / Global Executives, SAP’s Top Rewards (employees with an exceptional rating/high potentials) between 2010 and 2014 and only in 2010 and 2011 members of the Executive Board cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share.

The grant-base value is based on the average fair market value of one ordinary share over the five business days prior to the Executive Board resolution date.

Notes to the Consolidated Financial Statements      239

The virtual stock options granted under the SOP 2010 give the employees the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. After a three-year vesting period (four years for members of the Executive Board), the plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse six years after the grant date (seven years for members of the Executive Board). Employees can exercise their virtual stock options only if they are employed by SAP; if they leave the Company, they forfeit them. Executive Board members’ options are non-forfeitable once granted – if the service agreement ends in the grant year, the number of options is reduced pro rata temporis. Any options not exercised at the end of their term expire.

The exercise price is 110% of the grant base value (115% for members of the Executive Board) which is €39.03 (€40.80) for the 2010 tranche, €46.23 (€48.33) for the 2011 tranche, €49.28 for the 2012 tranche, €59.85 for the 2013 tranche, and €60.96 for the 2014 tranche.

Monetary benefits will be capped at 100% of the exercise price (150% for members of the Executive Board).

a.3) Restricted Stock Unit Plan (RSU Plan (2013–2014 tranches))

We maintain share-based payment plans that allow for the issuance of restricted stock units (RSU) to retain and motivate executives and certain employees.

Under the RSU Plan, we granted a certain number of RSUs throughout 2013 and 2014 representing a contingent right to receive a cash payment determined by the market value of the same number of SAP SE shares (or SAP SE American Depositary Receipts on the New York Stock Exchange) and the number of RSUs that ultimately vest. Granted RSUs will vest in different tranches, either:

–	Over a one-to-three year service period only, or

–	Over a one-to-three year service period and upon meeting certain key performance indicators (KPIs).

The number of RSUs that could vest under the 2014 tranche with performance-based grants was contingent upon a weighted achievement of the following performance milestones for the fiscal year ended December 31, 2014:

–	Specific indicator of growth in cloud subscriptions and support revenue (50%) and

–	Cloud subscription and support revenue (50%)

Depending on performance, the number of RSUs vesting could have ranged between 80% and 150% of the number initially granted. Performance against the KPI targets was 90.27% (2013: 100%) in fiscal year 2014.

The RSUs are paid out in cash upon vesting.

a.4) SuccessFactors Cash-Settled Awards Replacing Pre-Acquisition SuccessFactors Awards (SFSF Rights)

In conjunction with the acquisition of SuccessFactors in 2012, under the terms of the acquisition agreement, SAP exchanged unvested Restricted Stock Awards (RSAs), Restricted Stock Units (RSUs), and Performance Stock Units (PSUs) held by employees of SuccessFactors for cash-settled share-based payment awards of SAP (SFSF Rights).

RSAs, RSUs, and PSUs unvested at the closing of the acquisition were converted into the right to receive, at the originally agreed vesting dates, an amount in cash equal to the number of rights held at the vesting date multiplied by US$40.00 per share.

a.5) Ariba Cash-Settled Awards Replacing Pre-Acquisition Ariba Awards (Ariba Rights)

The terms of the acquisition agreement under which SAP acquired Ariba in 2012 required SAP to exchange unvested Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs) held by employees of Ariba for cash-settled share-based payment awards of SAP (Ariba Rights).

240      Consolidated Financial Statements IFRS

RSAs and RSUs unvested at the closing of the acquisition were converted into the right to receive an amount in cash equal to the number of RSAs and RSUs held at the vesting date multiplied by US$45.00 per share in accordance with the respective vesting terms.

b) Equity-Settled Share-Based Payments

Equity-settled plans include primarily the Share Matching Plan (SMP).

Under the Share Matching Plan (SMP) implemented in 2010, SAP offers its employees the opportunity to purchase SAP SE shares at a discount of 40%. The number of SAP shares an eligible employee may purchase through the SMP is limited to a percentage of the employee’s annual base salary. After a three-year holding period, such plan participants will receive one (in 2012: five) free matching share of SAP for every three SAP shares acquired.

The terms for the members of the Senior Leadership Team/Global Executives are slightly different than those for the other employees. They do not receive a discount when purchasing the shares. However, after a three-year holding period, they receive two (in 2012: five) free matching SAP shares for every three SAP shares acquired. This plan is not open to members of the SAP Executive Board.

The following table shows the parameters and assumptions used at grant date to determine the fair value of free matching shares, as well as the quantity of shares purchased and free matching shares granted through this program in 2014, 2013, and 2012:

Fair Value and Parameters at Grant Date for SMP

	2014	2013		2012
Grant date	6/4/2014	9/4/2013		6/6/2012
Fair value of granted awards	€52.49	€51.09		€42.54

Information how fair value was measured at grant date
Option pricing model used		Other	1)
Share price	€55.61	€54.20		€45.43
Risk-free interest rate	0.13%	0.43%		0.12%
Expected dividend yield	1.87%	1.92%		2.13%

Weighted average remaining contractual life of awards outstanding at year-end (in years)	0.9	1.6		2.2

Number of investment shares purchased (in thousands)	1,550	1,559		1,926

1)

For these awards the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as of the valuation date.

Notes to the Consolidated Financial Statements      241

The number of awards under our SMP developed as follows in the years ended December 31, 2014, and 2013:

Changes in Numbers of Outstanding Awards Under SMP

thousands

SMP
Outstanding as at 12/31/2012	4,071
Granted in 2013	573
Exercised in 2013	-462
Forfeited in 2013	-196

Outstanding as at 12/31/2013	3,986
Granted in 2014	568
Exercised in 2014	-432
Forfeited in 2014	-187

Outstanding as at 12/31/2014	3,935

The following table shows the breakdown of the expense recognized for this program in 2014, 2013, and 2012:

Recognized Expense at Year-End for SMP

€ millions, unless otherwise stated

	2014	2013	2012
Expense recognized relating to discount	35	32	34
Expense recognized relating to vesting of free matching shares	54	51	34

Total expense relating to SMP	89	83	68

242      Consolidated Financial Statements IFRS

(29) SEGMENT AND GEOGRAPHIC INFORMATION

General Information

Our internal reporting system produces reports in which information regarding our business activities is presented in a variety of ways, for example, by line of business, geography, and areas of responsibility of the individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways.

In the first quarter 2014, we took significant steps to drive forward our strategy and our ambition to become THE Cloud Company powered by SAP HANA. To execute this strategy, we merged areas of the Company that performed similar tasks (for example, the on-premise sales forces with the cloud sales forces, and the on-premise support units with the cloud support units) to achieve a seamless organization of SAP. We run our operations as a single business operation due to the functional organization. Since this integration our cloud-related activities are no longer dealt with by separate components in our Company. There are no parts of our Company that qualify as operating segments under IFRS 8 and our Executive Board assesses the financial performance of our Company on an integrated basis only.

Consequently, with effect from the first quarter of 2014 SAP has a single operating segment.

Measurement and Presentation

We are in the process of redefining our organizational structure in the light of the Concur acquisition, and we have not yet finished this work due to the short time since the acquisition. We have not yet finished adapting our management reporting. Concur’s results are not included in present segment information but are presented in a reconciliation of segment revenue and results to the related number in the consolidated income statements.

Most of our depreciation and amortization expense affecting operating segment profit is allocated to our single segment as part of broader infrastructure allocations and is thus not tracked separately on the operating segment level. Depreciation and amortization expense that is directly allocated to our single operating segment is immaterial.

The accounting policies applied in the measurements of the operating segment’s revenues and results differ from IFRS accounting principles described in Note (3) as follows:

¡	The measurements of the operating segment revenues and results generally attribute revenue to the segment based on the nature of the business regardless of revenue classification in our income statement.

¡	The measurements of the operating segment revenues and results includes the recurring revenues that would have been reflected by acquired entities had they remained stand-alone entities but which are not reflected as revenue under IFRS due to fair value accounting for customer contracts in effect at the time of an acquisition.

¡	The measurements of the operating segment results exclude the following expenses:

–	Acquisition-related charges

–

Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

–	Settlements of pre-existing relationships in connection with a business combination

–	Acquisition-related third-party costs

–	Expenses from the TomorrowNow litigation and the Versata litigation

–	Share-based payment expenses

–	Restructuring expenses

¡	The measurements of the operating segment results exclude research and development expense and general and administration expense at segment level. These expenses are managed and reviewed at the Group level only.

Notes to the Consolidated Financial Statements      243

Reconciliation of Revenues and Segment Results

€ millions

	2014	2013	2012
Total revenue of operating segment	17,525	16,897	16,304
Adjustment recurring revenue	-19	-82	-81
Revenue from unallocated acquisitions	55	0	0

Total revenue	17,560	16,815	16,223

Results of operating segment	8,623	8,428	8,082
Adjustment recurring revenues	-19	-82	-81
Research and development expense	-2,204	-2,162	-2,132
General and administration expense	-806	-796	-784
Other operating income/expense, net	4	12	23
Restructuring	-126	-70	-8
Share-based payments	-290	-327	-522
TomorrowNow and Versata litigation	-309	31	0
Acquisition-related charges	-562	-555	-537
Result from unallocated acquisitions (which are not included in other reconciliation line items)	21	0	0

Operating profit	4,331	4,479	4,041
Other non-operating income/expense, net	49	-17	-173
Financial income, net	-25	-66	-72

Profit before tax	4,355	4,396	3,796

The research and development expense and general and administration expense presented in the reconciliation differ from the corresponding expenses in the consolidated income statements because expenses relating to share-based payments and acquisition-related expenses are presented as separate reconciling items.

Geographic Information

We have aligned our revenue by region disclosures with the changes made to the structure of our income statement as outlined in Note (3b). With the full integration of our cloud activities, we furthermore refined the method of allocating cloud subscription revenues to the different geographies. Comparative prior period data has been adjusted accordingly.

244      Consolidated Financial Statements IFRS

The amounts for revenue by region in the following tables are based on the location of customers.

Revenue by Region

Cloud Subscriptions and Support Revenue by Region

€ millions

	2014	2013	2012
EMEA	277	176	82
Americas	709	457	161
APJ	101	64	27

SAP Group	1,087	696	270

Software and Software-Related Service Revenue by Region € millions

	2014	2013	2012
EMEA	7,028	6,616	6,126
Americas	5,489	5,097	4,789
APJ	2,337	2,237	2,250

SAP Group	14,855	13,950	13,165

Total Revenue by Region € millions

	2014	2013	2012
Germany	2,570	2,513	2,382
Rest of EMEA	5,813	5,462	5,130
EMEA	8,383	7,975	7,512
United States	4,898	4,487	4,413
Rest of Americas	1,591	1,746	1,647
Americas	6,489	6,233	6,060
Japan	600	631	791
Rest of APJ	2,088	1,975	1,860
APJ	2,688	2,606	2,650

SAP Group	17,560	16,815	16,223

Non-Current Assets by Region

€ millions

	2014	2013
Germany	2,399	2,337
The Netherlands	2,814	1,695
France	2,116	2,110
Rest of EMEA	2,477	2,468
EMEA	9,806	8,609
United States	17,847	9,823
Rest of Americas	152	123
Americas	18,000	9,946
APJ	290	223

SAP Group	28,096	18,778

The table above shows non-current assets excluding financial instruments, deferred tax assets, post-employment benefits, and rights arising under insurance contracts.

For information about the breakdown of our workforce by region, see Note (8).

Notes to the Consolidated Financial Statements      245

(30) BOARD OF DIRECTORS

Executive Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2014

Bill McDermott

Chief Executive Officer, Labor Relations Director Strategy, Governance, Business Development, Corporate Development, Communications and Marketing, Human Resources, Business Network

Board of Directors, ANSYS, Inc., Canonsburg, Pennsylvania, United States

Board of Directors, Under Armour, Inc., Baltimore, Maryland, United States

Robert Enslin (from May 4, 2014)

Global Customer Operations

Global Go-to-Market Efforts, Cloud and Line of Business Sales, Regional Sales and Operations, Specialized Industry Sales, Ecosystem and Channels, End-to-End Customer Experience

Bernd Leukert (from May 4, 2014)

Products & Innovation

Global Development Organization, Analytics, Applications, Cloud, Database & Technology, Mobile,

SAP Labs Network (joint leadership with Gerhard Oswald)

Luka Mucic (from July 1, 2014)

Chief Financial Officer, Chief Operating Officer

Finance and Administration including Investor Relations and Data Protection & Privacy, Process Office

Gerhard Oswald

Global Service & Support

SAP Active Global Support, SAP HANA Enterprise Cloud, Quality Governance & Production, Solution & Knowledge Packaging,

SAP Labs Network (joint leadership with Bernd Leukert)

Executive Board Members Who Left During 2014

Dr. Werner Brandt (until June 30, 2014)

Dr. Vishal Sikka (until May 4, 2014)

Jim Hagemann Snabe (until May 21, 2014)

Supervisory Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2014

Prof. Dr. h. c. mult. Hasso Plattner 2),4),6),7),8)

Chairman

Supervisory Board, Oligo Lichttechnik GmbH, Hennef, Germany (until August 28, 2014)

Christiane Kuntz-Mayr 1),2),8)

Deputy Chairperson

Development Manager

Pekka Ala-Pietilä 4),6),7)

Chairman of the Board of Directors, Solidium Oy, Helsinki, Finland

Board of Directors, Pöyry Plc, Vantaa, Finland

Chairman of the Board of Directors, CVON Group Limited, London, UK

Board of Directors, CVON Limited, London, UK

Chairman of the Board of Directors, CVON Innovation Services Oy, Turku, Finland

Board of Directors, CVON Future Limited, London, UK

Chairman of the Board of Directors, Blyk International Ltd., London, UK

246      Consolidated Financial Statements IFRS

Chairman of the Board of Directors, Huhtamäki Oyj, Espoo, Finland

Board of Directors, Sanoma Corporation, Helsinki, Finland (from April 9, 2014)

Panagiotis Bissiritsas 1),2),5)

Support Expert

Catherine Bordelon (from July 7, 2014) 1),8)

Bid & Proposal Manager

Prof. Anja Feldmann 4),8)

Professor at the Electrical Engineering and Computer Science Faculty at the Technische Universität Berlin

Prof. Dr. Wilhelm Haarmann 2),5),7),8)

Attorney-at-law, certified public auditor, certified tax advisor Linklaters LLP, Rechtsanwälte, Notare, Steuerberater, Frankfurt am Main, Germany

Chairman of the Supervisory Board, CinemaxX AG, Hamburg, Germany (until April 25, 2014)

Supervisory Board, Celesio AG, Stuttgart, Germany (from March 14, 2014)

Margret Klein-Magar 1),2),4),7)

Vice President, Head of People Principles

Lars Lamadé 1),2),7),8)

Head of Customer & Events GSS COO

Managing Director, Rhein Neckar-Loewen GmbH, Kronau, Germany

Deputy Chairman of the Supervisory Board, Rhein-Neckar-Loewen GmbH, Kronau, Germany (until August 31, 2014)

Steffen Leskovar (from July 7, 2014) 1),3),4)

Resource Manager

Bernard Liautaud 2),4),6)

General Partner Balderton Capital, London, UK

Board of Directors, nlyte Software Ltd., London, UK

Board of Directors, Talend SA, Suresnes, France

Board of Directors, Wonga Group Ltd., London, UK

Board of Directors, SCYTL Secure Electronic Voting SA, Barcelona, Spain

Board of Directors, Abiquo Group Inc., Redwood City, California, United States (until February 27, 2014)

Board of Directors, Vestiaire Collective SA, Levallois-Perret, France

Board of Directors, Dashlane, Inc., New York, New York, United States

Board of Directors, Recorded Future, Inc., Cambridge, Massachusetts, United States

Board of Directors, eWise Group, Inc., Redwood City, California, United States

Board of Directors, Qubit Digital Ltd., London, UK

Board of Directors, Stanford University, Stanford, California, United States

Board of Directors, Citymapper Ltd., London, UK

Board of Directors, Sunrise Atelier, Inc., New York, New York, United States (from August 2, 2014)

Board of Directors, Opbeat Inc., San Francisco, California, United States (from September 11, 2014)

Dr. h. c. Hartmut Mehdorn 5),8)

CEO of Flughafen Berlin-Brandenburg GmbH, Berlin, Germany

Advisory Board, Fiege-Gruppe, Greven, Germany

Board of Directors, RZD – Russian Railways, Moscow, Russia

Dr. Kurt Reiner 1), 4), 5)

Development Expert

Notes to the Consolidated Financial Statements      247

Mario Rosa-Bian 1),5),8)

Project Principal Consultant

Dr. Erhard Schipporeit 3),7)

Independent Management Consultant

Supervisory Board, Talanx AG, Hanover, Germany

Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany

Supervisory Board, HDI V.a.G., Hanover, Germany

Supervisory Board, Hannover Rückversicherung SE, Hanover, Germany

Supervisory Board, Fuchs Petrolub SE, Mannheim, Germany

Supervisory Board, BDO AG, Hamburg, Germany

Board of Directors, TUI Travel PLC, London, UK (until December 11, 2014)

Board of Directors, Fidelity Funds SICAV, Luxembourg

Supervisory Board, Rocket Internet AG, Berlin, Germany (from August 22, 2014)

Stefan Schulz 1),3),4)

Development Executive, Vice President

Supervisory Board, ORTEC International B.V., Zoetermeer, the Netherlands

Jim Hagemann Snabe (from July 7, 2014) 2),5)

Supervisory Board Member

Board of Directors, Bang & Olufsen A/S, Struer, Denmark

Board of Directors, Danske Bank A/S, Copenhagen, Denmark

Supervisory Board, Allianz SE, Munich, Germany (from May 7, 2014)

Supervisory Board, Siemens AG, Munich, Germany

Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer 3)

Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen, Germany

Deputy Chairman of the Supervisory Board, HEITEC AG, Erlangen, Germany

Supervisory Board, Dürr AG, Bietigheim-Bissingen, Germany

Deputy Chairman of the Supervisory Board, LEONI AG, Nuremberg, Germany

Chairman of the Supervisory Board, Festo AG & Co. KG, Esslingen, Germany

Supervisory Board Members Who Left During 2014

Inga Wiele (until July 6, 2014)

Information as at December 31, 2014.

1)	Elected by the employees

2)	Member of the Company’s General and Compensation Committee

3)	Member of the Company’s Audit Committee

4)	Member of the Company’s Technology and Strategy Committee

5)	Member of the Company’s Finance and Investment Committee

6)	Member of the Company’s Nomination Committee

7)	Member of the Company’s Special Committee

8)	Member of the Company’s People and Organization Committee

248      Consolidated Financial Statements IFRS

The total compensation of the Executive Board members for the years 2014, 2013, and 2012 was as follows:

Executive Board Compensation

€ thousands

	2014	2013	2012
Short-term employee benefits	16,196	24,728	17,054
Share-based payment1)	8,098	8,603	14,855
Subtotal1)	24,294	33,331	31,909
Post-employment benefits	3,249	1,324	3,263
Thereof defined-benefit	2,276	189	1,711
Thereof defined-contribution	973	1,135	1,552

Total1)	27,543	34,655	35,172

1)	Portion of total executive compensation allocated to the respective year

The share-based payment amounts disclosed above are based on the grant date fair value of the restricted share units (RSUs) issued to Executive Board members during the year.

The Executive Board members already received, in 2012, the LTI grants for the years 2012 to 2015 subject to continuous service as member of the Executive Board in the respective years. Although these grants are linked to and thus, economically, compensation for the Executive Board members in the respective years, section 314 of the German Commercial Code (HGB) requires them to be included in the total compensation number for the year of grant. Due to the appointments of Robert Enslin, Bernd Leukert, and Luka Mucic to the Executive Board in 2014, additional grants were allocated to them related to 2014 and 2015. Vesting of the LTI grants is dependent on the respective Executive Board member’s continuous service for the Company.

The share-based payment as defined in section 314 of the German Commercial Code (HGB) amounts to €8,720,200 (2013: €3,149,600) based on the allocations for 2014 and 2015 for Robert Enslin, Bernd Leukert, and Luka Mucic which were granted in 2014 in line with their appointment to the Executive Board. Including these amounts, the sum of short-term employee benefits and share-based payment amounts to €23,216,200 (2013: €24,109,600) and the total Executive Board compensation amounts to €26,464,700 (2013: €25,433,400). These amounts differ from the respective amounts shown in the table above, since the amounts in the table above consider the LTI tranches that were allocated to each of the respective years, rather than considering the LTI tranches based on the grant date as defined under section 314 of the German Commercial Code (HGB).

Share-Based Payment for Executive Board Members

	2014	2013	2012
Number of RSUs granted	153,909	152,159	326,432
Number of stock options granted	0	0	0
Total expense in € thousands	11,133	-8,596	57,429

In the table above, the share-based payment expense is the amount recorded in profit or loss under IFRS 2 in the respective period.

The defined benefit obligation (DBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands

	2014	2013	2012
DBO December 31	11,273	9,077	8,889
Annual pension entitlement	475	452	429

Notes to the Consolidated Financial Statements      249

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on May 20, 2015, the total annual compensation of the Supervisory Board members for 2014 is as follows:

Supervisory Board Compensation

€ thousands

	2014	2013	2012
Total compensation	3,227	2,966	2,981
Thereof fixed compensation	924	870	901
Thereof committee remuneration	515	416	340
Thereof variable compensation	1,788	1,680	1,741

The Supervisory Board members do not receive any share-based payment for their services. As far as members who are employee representatives on the Supervisory Board receive share-based payment such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

During the fiscal year 2014, payments to and DBO for former Executive Board members were as follows:

Payments to/DBO for Former Executive Board Members

€ thousands

	2014	2013	2012
Payments	3,462	1,387	1,360
DBO	33,764	29,181	30,551

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2014, 2013, or 2012.

On December 31 of each of 2014, 2013 and 2012, the shareholdings of SAP’s board members were as follows:

Shareholdings of Executive and Supervisory Board Members

Number of SAP shares

	2014	2013	2012
Executive Board	36,426	30,201	35,271
Supervisory Board	107,467,372	119,316,444	121,363,858

Detailed information about the different elements of the compensation as well as the number of shares owned by members of the Executive Board and the Supervisory Board are disclosed in the Compensation Report which is part of our Management Report and of our Annual Report on Form 20-F, both of which are available on SAP’s Web site.

(31) RELATED PARTY TRANSACTIONS

Certain Executive Board and Supervisory Board members of SAP SE currently hold, or held within the last year, positions of significant responsibility with other entities, as presented in Note (30). We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of products, assets and services at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

Companies controlled by Hasso Plattner, chairman of our Supervisory Board and Chief Software Advisor of SAP, engaged in the following transactions with SAP: providing consulting services to SAP, receiving sport sponsoring from SAP, making purchases of SAP products and services. In the prior year, the transactions also included purchasing a piece of land from a company indirectly held by Hasso Plattner.

Christiane Kuntz-Mayr, vice chairperson of the SAP Supervisory Board, acts as a managing director of family & kids @ work gemeinnützige UG (“family & kids @ work”).

Wilhelm Haarmann practices as a partner in the law firm Linklaters LLP in Frankfurt am Main, Germany. SAP occasionally purchased and purchases legal and similar services from Linklaters.

250      Consolidated Financial Statements IFRS

All amounts related to the above mentioned transactions were immaterial to SAP in all periods presented.

In total, we sold products and services to companies controlled by members of the Supervisory Board in the amount of €4 million (2013: €3 million), we bought products and services from such companies in the amount of €1 million (2013: €1 million), we purchased property and other assets from such companies in the amount of €0 million (2013: €2 million) and we provided sponsoring and other financial support to such companies in the amount of €7 million (2013: €4 million). Outstanding balances at year-end from transactions with such companies were €2 million (2013: €2 million) for amounts owed to such companies and €1 million (2013: €1 million) for amounts owed by such companies. All these balances are unsecured and interest free and settlement is expected to occur in cash. Commitments (the longest of which is for 11 years) made by us to purchase further goods or services from these companies and to provide further sponsoring and other financial support amount to €13 million as at December 31, 2014 (2013: €14 million).

In total, we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of €2 million (2013: €2 million). Amounts owed to Supervisory Board members from these transactions were €0 million as at December 31, 2014 (2013: €0 million). All these balances are unsecured and interest free and settlement is expected to occur in cash. Commitments made by us to purchase further services from Supervisory Board members amount to €0 million as at December 31, 2014 (2013: €0 million).

For information about the compensation of our Executive Board and Supervisory Board members, see Note (30).

(32) PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the Annual General Meeting of Shareholders held on May 21, 2014, our shareholders elected KPMG AG Wirtschaftsprüfungsgesellschaft as SAP’s independent auditor for 2014. KPMG AG Wirtschaftsprüfungsgesellschaft and other firms in the global KPMG network charged the following fees to SAP for audit and other professional services related to 2014 and the previous years:

Fees for Audit and Other Professional Services

€ millions

	2014			2013			2012
	KPMG AG (Germany)	Foreign KPMG Firms	Total	KPMG AG (Germany)	Foreign KPMG Firms	Total	KPMG AG (Germany)	Foreign KPMG Firms	Total
Audit fees	2	6	8	2	7	9	2	8	10
Audit-related fees	0	0	0	1	0	1	2	0	2
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0

Total	2	6	8	3	7	10	4	8	12

Notes to the Consolidated Financial Statements      251

Audit fees are the aggregate fees charged by KPMG for the audit of our Consolidated Financial Statements as well as audits of statutory financial statements of SAP SE and its subsidiaries. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. Tax fees are fees for professional services rendered by KPMG for tax advice on transfer pricing, restructuring, and tax compliance on current, past, or contemplated transactions. The all other fees category includes other support services, such as training and advisory services on issues unrelated to accounting and taxes.

(33) GERMAN CODE OF CORPORATE GOVERNANCE

The German federal government published the German Code of Corporate Governance in February 2002. The Code contains statutory requirements and a number of recommendations and suggestions. Only the legal requirements are binding for German companies. With regard to the recommendations, the German Stock Corporation Act, section 161, requires that every year listed companies publicly state the extent to which they have implemented them. Companies can deviate from the suggestions without having to make any public statements.

In 2014 and 2013, our Executive Board and Supervisory Board issued the required declarations of implementation, the declaration for 2014 was modified in February 2015. These statements are available on our Web site: www.sap.com/corporate-en/investors/governance.

(34) EVENTS AFTER THE REPORTING PERIOD

No events that have occurred since December 31, 2014, have a material impact on the Company’s Consolidated Financial Statements.

252      Consolidated Financial Statements IFRS

(35) SUBSIDIARIES, ASSOCIATES, AND OTHER EQUITY INVESTMENTS

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/ Loss (–) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
I. Fully Consolidated Subsidiaries
GERMANY
Concur (Germany) GmbH, Frankfurt am Main	100.0	804	70	696	70
hybris GmbH, Munich	100.0	57,609	-859	31,377	271
OutlookSoft Deutschland GmbH, Walldorf	100.0	–	-72	-68	–
SAP Beteiligungs GmbH, Walldorf	100.0	3	3	55	–
SAP Business Compliance Services GmbH, Siegen	100.0	4,885	223	1,326	41
SAP Deutschland SE & Co. KG, Walldorf5),7)	100.0	3,139,049	530,288	1,360,344	4,799
SAP Dritte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf6),7)	100.0	–	-19,655	521,687	–
SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf6),7)	100.0	–	-22,037	782,807	–
SAP Foreign Holdings GmbH, Walldorf	100.0	–	-11	1,064	–
SAP Fünfte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf7)	100.0	–	-2,010	2,621,438	–
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100.0	–	–	25	–
SAP Portals Europe GmbH, Walldorf	100.0	–	36	124,226	–
SAP Portals Holding Beteiligungs GmbH, Walldorf	100.0	–	-3	930,078	–
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf6),7)	100.0	–	29,141	353,015	–
SAP Puerto Rico GmbH, Walldorf	100.0	43,724	2,793	-5,055	18
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100.0	–	388	9,903	–
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf7)	100.0	–	–	25	–
SAP Ventures Investment GmbH, Walldorf7)	100.0	–	-17	172,973	–
SAP Vierte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf	100.0	–	-1	24	–
SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf6),7)	100.0	–	286,900	169,273	–
TechniData GmbH, Markdorf	100.0	105	-94	28,990	–
TRX Germany GmbH, Berlin	100.0	–	-15	1,618	–

REST OF EUROPE, MIDDLE EAST, AFRICA
Ambin Properties (Proprietary) Limited, Johannesburg, South Africa	100.0	–	364	1,727	–
Ariba Czech s.r.o., Prague, Czech Republic	100.0	10,766	360	2,005	193
Ariba France, SAS, Paris, France	100.0	13,700	539	3,974	47
Ariba Iberia, S.L., Madrid, Spain	100.0	1,878	75	790	11
Ariba International Sweden AB, Stockholm, Sweden	100.0	1,478	53	372	5
Ariba Middle East & North Africa FZ-LLC, Dubai, United Arab Emirates	100.0	321	-7	317	1
Ariba Slovak Republic s.r.o., Kosice, Slovakia	100.0	1,668	53	449	32
Ariba Technologies Ireland Ltd., Dublin, Ireland	100.0	998	70	437	–
Ariba Technologies Netherlands B.V., Amsterdam, the Netherlands	100.0	3,735	64	6,293	6
Ariba UK Limited, Egham, United Kingdom8)	100.0	11,183	670	184	–
b-process, Paris, France	100.0	12,107	-2,972	-7,528	38
Business Objects (UK) Limited, London, United Kingdom8)	100.0	–	–	341	–
Business Objects Holding B.V., ‘s-Hertogenbosch, the Netherlands	100.0	–	-1	4,283	–
Business Objects Software Limited, Dublin, Ireland	100.0	895,290	657,070	5,227,134	291

Notes to the Consolidated Financial Statements      253

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/ Loss (–) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
Christie Partners Holding C.V., Rotterdam, the Netherlands	100.0	–	-1	-21,829	–
ClearTrip Inc. (Mauritius), Ebene, Mauritius	54.2
Cleartrip MEA FZ LLC, Dubai, United Arab Emirates	54.2
Concur (Austria) GmbH, Vienna, Austria	100.0	10	–	38	1
Concur (France) SAS, Paris, France	100.0	1,237	-14	14,532	98
Concur (Italy) S.r.l., Milan, Italy	100.0	–	–	13	–
Concur (Switzerland) GmbH, Zurich, Switzerland	100.0	33	1	12	2
Concur Czech (s.r.o.), Prague, Czech Republic	100.0	938	44	1,617	242
Concur Denmark ApS, Frederiksberg, Denmark	100.0	–	–	3	–
Concur Holdings (France) SAS, Paris, France	100.0	–	-112	5,689	–
Concur Holdings (Netherlands) B.V., Amsterdam, the Netherlands	100.0	-479	-650	-26,441	14
Concur International Holdings (Netherlands) CV, Amsterdam, the Netherlands	100.0	-1,384	-2,744	1,022,116	–
Concur Technologies (UK) Ltd., London, United Kingdom	100.0	3,472	154	-9,303	203
ConTgo Consulting Limited, London, United Kingdom8)	100.0	74	-139	-2,522	10
ConTgo Limited, London, United Kingdom	100.0	–	–	-2,384	–
ConTgo MTA Limited, London, United Kingdom	100.0	–	–	–	–
Crossgate UK Ltd., Slough, United Kingdom8)	100.0	–	–	–	–
Crystal Decisions (Ireland) Limited, Dublin, Ireland	100.0	–	5	44,548	–
Crystal Decisions Holdings Limited, Dublin, Ireland	100.0	–	7	77,732	–
Crystal Decisions UK Limited, London, United Kingdom8)	100.0	–	–	2,361	–
EssCubed Procurement Pty. Ltd., Johannesburg, South Africa	100.0	–	–	-816	–
Fieldglass Europe Limited, London, United Kingdom8)	100.0	8,606	145	83	53
GlobalExpense (Consulting) Limited, London, United Kingdom	100.0	–	–	–	–
GlobalExpense (UK) Ltd, London, United Kingdom	100.0	627	157	2,936	99
hybris AG, Rotkreuz, Switzerland	100.0	169,965	-23,583	1,064,162	33
hybris Austria GmbH, Vienna, Austria	100.0	3,552	17	-150	5
hybris France SAS, Levallois-Perret, France	100.0	14,941	-302	1,204	43
hybris Netherlands BV, Amsterdam, the Netherlands	100.0	5,961	-293	5,457	10
hybris Software AB, Västerås, Sweden	100.0	8,455	-180	8,031	9
hybris Sp.z.o.o., Gliwice, Poland	100.0	8,478	444	959	166
hybris UK Ltd., London, United Kingdom8)	100.0	34,934	122	22,474	76
Joe D Partners C.V., Utrecht, the Netherlands	100.0	147,005	4,601	379,538	–
KXEN Ltd., London, United Kingdom8)	100.0	113	1,534	102	–
Limited Liability Company “SAP Labs”, Moscow, Russia	100.0	23,219	-1,157	871	267
Limited Liability Company “SAP CIS”, Moscow, Russia	100.0	371,669	19,212	64,644	745
Limited Liability Company SAP Kazakhstan, Almaty, Kazakhstan	100.0	18,885	-1,369	2,211	23
Limited Liability Company SAP Ukraine, Kiev, Ukraine	100.0	27,739	-3,954	-5,674	100
Merlin Systems Oy, Espoo, Finland	100.0	9,805	-237	3,078	31
OOO hybris Software, Moscow, Russia	100.0	1,947	-79	86	13
Quadrem Africa Pty. Ltd., Johannesburg, South Africa	100.0	6,420	301	-490	107

254      Consolidated Financial Statements IFRS

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/ Loss (–) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
Quadrem Netherlands B.V., Amsterdam, the Netherlands	100.0	38,278	-144	62,319	4
Quadrem Overseas Cooperatief U.A., Amsterdam, the Netherlands	100.0	–	–	–	–
SAP (Schweiz) AG, Biel, Switzerland	100.0	653,771	67,711	161,753	635
SAP (UK) Limited, Feltham, United Kingdom8)	100.0	918,166	66,215	71,294	1,326
SAP Belgium NV/SA, Brussels, Belgium	100.0	217,771	12,142	137,164	254
SAP Bulgaria EOOD, Sofia, Bulgaria	100.0	3,934	233	1,461	4
SAP Business Services Center Europe s.r.o., Prague, Czech Republic	100.0	32,449	677	8,033	543
SAP Business Services Center Nederland B.V., Utrecht, the Netherlands	100.0	185,146	4,841	52,407	17
SAP Commercial Services Ltd., Valletta, Malta	100.0	–	-9	-26	–
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0	77,642	3,862	12,020	249
SAP Cyprus Ltd, Nicosia, Cyprus	100.0	3,224	-591	637	2
SAP d.o.o., Zagreb, Croatia	100.0	7,073	-25	-595	13
SAP Danmark A/S, Copenhagen, Denmark	100.0	198,122	20,137	26,961	174
SAP East Africa Limited, Nairobi, Kenya	100.0	9,765	1,065	3,571	47
SAP Egypt LLC, Cairo, Egypt	100.0	12,064	-2,477	-14,316	51
SAP EMEA Inside Sales S.L., Barcelona, Spain	100.0	13,262	489	3,627	128
SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain	100.0	272,734	14,456	239,459	421
SAP Estonia OÜ, Tallinn, Estonia	100.0	2,082	44	332	1
SAP Finland Oy, Espoo, Finland	100.0	121,412	11,867	50,820	110
SAP France Holding, Paris, France	100.0	1,086	116,189	5,285,256	3
SAP France, Paris, France	100.0	962,341	220,000	1,562,780	1,431
SAP Hellas S.A., Athens, Greece	100.0	30,644	658	15,159	55
SAP Holdings (UK) Limited, Feltham, United Kingdom8)	100.0	–	-22,538	806,037	–
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	48,571	1,959	11,384	522
SAP Ireland Limited, Dublin, Ireland	100.0	-9	13	9,738	–
SAP Ireland US-Financial Services Ltd., Dublin, Ireland	100.0	175	383,434	5,546,367	3
SAP Israel Ltd., Ra’anana, Israel	100.0	42,182	-1,359	2,241	57
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Milan, Italy	100.0	412,905	23,511	319,741	567
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0	27,105	1,221	6,248	535
SAP Labs Finland Oy, Espoo, Finland	100.0	7,085	272	41,827	47
SAP Labs France SAS, Mougins, France	100.0	61,658	1,929	20,335	359
SAP Labs Israel Ltd., Ra’anana, Israel	100.0	52,455	2,418	20,395	289
SAP Latvia SIA, Riga, Latvia	100.0	2,463	192	7	3
SAP Malta Investments Ltd., Valletta, Malta	100.0	–	-9	-26	–
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates3)	49.0	178,374	-31,274	-97,964	387
SAP Nederland B.V., ‘s-Hertogenbosch, the Netherlands	100.0	482,572	39,550	484,180	492
SAP Nederland Holding B.V., ‘s-Hertogenbosch, the Netherlands	100.0	–	55	521,972	–
SAP Norge AS, Lysaker, Norway	100.0	89,223	2,683	23,147	80
SAP Österreich GmbH, Vienna, Austria	100.0	200,712	21,244	26,047	350

Notes to the Consolidated Financial Statements      255

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/ Loss (–) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Polska Sp. z o.o., Warsaw, Poland	100.0	82,131	6,928	18,508	122
SAP Portals Israel Ltd., Ra’anana, Israel	100.0	67,283	22,357	99,695	201
SAP Portugal – Sistemas, Aplicaçôes e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100.0	82,651	8,079	26,294	280
SAP Public Services Hungary Kft., Budapest, Hungary	100.0	3,043	450	1,673	7
SAP Romania SRL, Bucharest, Romania	100.0	38,742	7,242	12,504	374
SAP Saudi Arabia Software Services Ltd, Riyadh, Kingdom of Saudi Arabia	100.0	59,241	5,959	49,068	52
SAP Saudi Arabia Software Trading Ltd, Riyadh, Kingdom of Saudi Arabia	75.0	45,716	-38,596	-69,848	97
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100.0	92,360	859	35,455	1,104
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100.0	14,822	879	4,447	25
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0	37,361	1,775	10,193	175
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0	179,009	10,332	10,791	164
SAP Training and Development Institute FZCO, Dubai, United Arab Emirates	100.0	6,836	463	-43	39
SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey	100.0	90,901	-4,128	6,418	189
SAP UAB (Lithuania), Vilnius, Lithuania	100.0	3,048	95	38	1
SAPV (Mauritius), Ebene, Mauritius4)	0	–	-139	23,882	–
SAP West Balkans d.o.o., Belgrade, Serbia	100.0	15,153	1,437	4,778	32
SeeWhy (UK) Limited, Windsor, United Kingdom	100.0	1,073	-53	267	14
SuccessFactors (UK) Limited, London, United Kingdom8)	100.0	26,546	888	3,218	96
SuccessFactors Ireland Limited, Dublin, Ireland	100.0	633	25	3	–
SuccessFactors Netherlands B.V., Amsterdam, the Netherlands	100.0	5,730	379	-7,288	20
Sybase (UK) Limited, Maidenhead, United Kingdom8)	100.0	–	-2	348	–
Sybase Angola, Ltd., Luanda, Angola	100.0	–	–	1,607	–
Sybase Iberia S.L., Madrid, Spain	100.0	–	17	65,937	–
Syclo International Limited, Leatherhead, United Kingdom8)	100.0	–	–	–	–
Systems Applications Products Africa Region (Proprietary) Limited, Johannesburg, South Africa	100.0	94,963	3,847	28,584	8
Systems Applications Products Africa (Proprietary) Limited, Johannesburg, South Africa	100.0	–	-1	64,816	–
Systems Applications Products Nigeria Limited, Abuja, Nigeria	100.0	18,782	-1,492	1,334	64
Systems Applications Products South Africa (Proprietary) Limited, Johannesburg, South Africa	89.5	235,092	-1,640	-7,881	446
The Infohrm Group Ltd., London, United Kingdom8)	100.0	22	-98	1,295	–
TRX Europe, Ltd., London, United Kingdom	100.0	209	-45	509	20
TRX Luxembourg, S.a.r.l., Luxembourg City, Luxembourg	100.0	–	–	1,633	–
TRX UK, Ltd., London, United Kingdom	100.0	–	–	554	–

AMERICAS
110405, Inc., Newtown Square, Pennsylvania, USA	100.0	–	–	17,209	–
Ariba Canada, Inc., Mississauga, Canada	100.0	4,842	186	1,463	25
Ariba, Inc., Sunnyvale, California, USA	100.0	430,080	-97,920	3,436,913	1,242
Ariba International Holdings, Inc., Wilmington, Delaware, USA	100.0	–	–	–	–

256      Consolidated Financial Statements IFRS

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/ Loss (–) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
Ariba International, Inc., Wilmington, Delaware, USA	100.0	6,807	380	-3,681	–
Ariba Investment Company, Inc., Wilmington, Delaware, USA	100.0	373	5,327	244,911	–
Business Objects Option LLC, Wilmington, Delaware, USA	100.0	–	852	73,290	–
Captura Software, Inc., Wilmington, Delaware, USA	100.0	–	–	–	–
ClearTrip Inc., George Town, Cayman Islands	54.2
CNQR Operations Mexico S. de. R.L. de. C.V., San Pedro Garza Garcia, Mexico	100.0	214	9	211	16
Concur (Canada), Inc., Toronto, Canada	100.0	371	11	3,782	31
Concur Holdings (US) LLC, Wilmington, Delaware, USA	100.0	–	–	106	–
Concur Perfect Trip Fund LLC, Wilmington, Delaware, USA	100.0	–	–	–	–
Concur Technologies, Inc., Wilmington, Delaware, USA	100.0	30,998	-5,209	7,098,997	2,367
Extended Systems, Inc., Boise, Idaho, USA	99.0	–	-93	18,658	–
Fieldglass, Inc., Chicago, Illinois, USA	100.0	49,640	-72	802,515	362
Gelco Information Network, Inc., Bellevue, Washington, USA	100.0	–	–	39,079	–
Gelco Information Network GSD, Inc., Wilmington, Delaware, USA	100.0	–	–	–	–
H-G Holdings, Inc., Wilmington, Delaware, USA	100.0	–	–	21,456	–
H-G Intermediate Holdings, Inc., Wilmington, Delaware, USA	100.0	–	–	21,456	–
Financial Fusion, Inc., Concord, Massachusetts, USA	100.0	–	–	–	–
FreeMarkets International Holdings Inc. de Mexico, de S. de R.L. de C.V., Mexico City, Mexico	100.0	–	–	-61	–
FreeMarkets Ltda., São Paulo, Brazil	100.0	65	-78	-546	–
hybris Canada, Inc., Montréal, Canada	100.0	37,214	-499	-523	256
hybris (US) Corp., Wilmington, Delaware, USA	100.0	70,808	-643	25,615	185
iAnywhere Solutions, Inc., Dublin, California, USA	99.0	58,089	16,452	212,818	36
Inxight Federal Systems Group, Inc., Wilmington, Delaware, USA	100.0	–	–	75	–
Jobs2Web, Inc., Minnetonka, Minnesota, USA	100.0	54	27	5,760	–
Outtask LLC, Wilmington, Delaware, USA	100.0	–	–	–	–
Plateau Systems LLC, Arlington, Virginia, USA	100.0	582	3,660	16,147	–
Quadrem Brazil Ltda., Rio de Janeiro, Brazil	100.0	22,784	-488	6,946	157
Quadrem Canada Ltd., Mississauga, Canada	100.0	827	32	563	7
Quadrem Chile Ltda., Santiago de Chile, Chile	100.0	13,958	-1,608	47	173
Quadrem Colombia SAS, Bogotá, Colombia	100.0	236	-21	-4	–
Quadrem International Ltd., Hamilton, Bermuda	100.0	19,241	9,878	89,505	–
Quadrem Peru S.A.C., Lima, Peru	100.0	4,204	-343	-2,600	91
San Borja Partricipadoes LTDA, São Paulo, Brazil	100.0	–	–	–	–
SAP America, Inc., Newtown Square, Pennsylvania, USA	100.0	3,576,310	-273,031	13,579,632	5,777
SAP Andina y del Caribe C.A., Caracas, Venezuela	100.0	11,749	5,597	-42,193	26
SAP Argentina S.A., Buenos Aires, Argentina	100.0	173,060	52,125	47,823	548
SAP Brasil Ltda, São Paulo, Brazil	100.0	516,203	-3,965	38,209	1,488
SAP Canada, Inc., Toronto, Canada	100.0	639,306	37,393	501,468	2,287
SAP Chile Limitada, Santiago, Chile	100.0	–	1,460	-29,671	104

Notes to the Consolidated Financial Statements      257

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/ Loss (–) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Colombia SAS., Bogotá, Colombia	100.0	118,945	-22,486	-13,359	257
SAP Costa Rica, S.A., San José, Costa Rica	100.0	14,905	-5,757	-10,838	16
SAP Financial, Inc., Toronto, Canada	100.0	–	27,115	7,019	–
SAP Global Marketing, Inc., New York, New York, USA	100.0	291,239	6,230	33,076	537
SAP Industries, Inc., Newtown Square, Pennsylvania, USA	100.0	529,357	47,627	477,848	414
SAP International, Inc., Miami, Florida, USA	100.0	22,166	2,073	11,867	65
SAP International PANAMA S.A., Panama City, Panama	100.0	2,562	-52	322	1
SAP Investments, Inc., Wilmington, Delaware, USA	100.0	–	24,418	783,739	–
SAP LABS, LLC, Palo Alto, California, USA	100.0	487,404	24,832	282,077	1,931
SAP México S.A. de C.V., Mexico City, Mexico	100.0	298,901	3,078	-15,996	647
SAP National Security Services, Inc., Newtown Square, Pennsylvania, USA	100.0	230,020	48,412	238,904	304
SAP PERU S.A.C., Lima, Peru	100.0	32,509	357	5,544	54
SAP Public Services, Inc., Washington, D.C., USA	100.0	294,721	29,271	306,671	202
SAP Technologies Inc., Palo Alto, California, USA	100.0	–	–	–	–
Sapphire SAP HANA Fund of Funds, L.P., Wilmington, Delaware, USA4)	0	–	1,957	4,171	–
Sapphire Ventures Fund I, L.P., Wilmington, Delaware, USA4)	0	–	3,875	224,288	–
Sapphire Ventures Fund II, L.P., Wilmington, Delaware, US4)	0	–	-7,348	-4,184	–
SeeWhy Inc., Boston, Massachusetts, USA	100.0	1,503	-1,153	25,409	12
SuccessFactors, Inc., San Mateo, California, USA	100.0	525,251	-60,752	2,736,785	1,320
SuccessFactors Canada Inc., Ottawa, Canada	100.0	8,477	292	430	39
SuccessFactors Cayman, Ltd., Grand Cayman, Cayman Islands	100.0	–	–	-578	–
SuccessFactors International Holdings, LLC, San Mateo, California, USA	100.0	–	–	6,966	–
SuccessFactors International Services, Inc., San Mateo, California, USA	100.0	496	132	244	–
Surplus Record, Inc., Chicago, Illinois, USA	100.0	3,040	533	9,377	13
Sybase 365 LLC, Dublin, California, USA	100.0	97,752	2,640	67,436	103
Sybase 365 Ltd., Tortola, British Virgin Islands	100.0	–	–	-1,032	–
Sybase Argentina S.A., Buenos Aires, Argentina	100.0	–	72	699	–
Sybase Global LLC, Dublin, California, USA	100.0	–	–	8,024	–
Sybase Intl Holdings LLC, Dublin, California, USA	100.0	–	-1	12,887	–
Sybase, Inc., Dublin, California, USA	100.0	502,464	233,850	5,087,314	789
Technology Licensing Company, LLC, Atlanta, Georgia, USA	100.0	–	–	–	–
TomorrowNow, Inc., Bryan, Texas, USA	100.0	–	-137,084	-46,194	3
Travel Technology, LLC, Atlanta, Georgia, USA	100.0	–	–	–	–
TripIt LLC, Wilmington, Delaware, USA	100.0	–	–	–	–
TRX, Inc., Atlanta, Georgia, USA	100.0	1,303	-228	15,346	169
TRX Data Service, Inc., Glen Allen, Virginia, USA	100.0	–	–	–	–
TRX Fulfillment Services, LLC, Atlanta, Georgia, USA	100.0	–	–	–	–
TRX Technology Services, L.P., Atlanta, Georgia, USA	100.0	–	–	–	–

258      Consolidated Financial Statements IFRS

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/ Loss (–) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
ASIA PACIFIC JAPAN
Ariba India Pvt. Ltd., Gurgaon, India	100.0	6,937	937	3,556	42
Ariba International Singapore Pte. Ltd., Singapore, Singapore	100.0	4,400	-508	-5,865	18
Ariba Software Technology Services (Shanghai) Co. Ltd., Shanghai, China	100.0	2,067	779	1,504	4
Ariba Technologies India Pvt. Ltd., Bangalore, India	100.0	30,289	2,679	9,710	665
Beijing Zhang Zhong Hu Dong Information Technology Co. Ltd., Beijing, China3)	0	1,256	65	1,030	6
Business Objects Software (Shanghai) Co. Ltd., Shanghai, China	100.0	7,003	155	8,905	96
ClearTrip Private Limited, Mumbai, India	54.2
Concur (Japan) Ltd., Bunkyo-ku, Japan	75.0	298	-287	3,610	43
Concur (New Zealand) Limited, Wellington, New Zealand	100.0	–	1	-4	–
Concur (Philippines) Inc., Makati City, Philippines	100.0	1,133	52	1,869	798
Concur Technologies (Australia) Pty. Limited, Sydney, Australia	100.0	1,204	44	-888	73
Concur Technologies (Hong Kong) Ltd, Hong Kong, China	100.0	279	12	304	18
Concur Technologies (India) Private Limited, Bangalore, India	100.0	712	61	394	400
Concur Technologies (Singapore) Pte. Ltd., Singapore, Singapore	100.0	377	19	829	13
ConTgo Pty. Ltd., Sydney, Australia	100.0	-2	-2	-212	–
Fieldglass AsiaPac PTY Ltd, Brisbane, Australia	100.0	3,443	-69	-492	26
hybris Australia Pty Limited, Surry Hills, Australia	100.0	7,425	190	412	23
hybris Hong Kong Ltd., Hong Kong, China	100.0	3,194	-53	503	11
hybris Japan K.K., Tokyo, Japan	100.0	2,697	36	-71	10
Nihon Ariba K.K., Tokyo, Japan	100.0	3,079	-16	1,400	15
Plateau Systems Australia Ltd, Brisbane, Australia	100.0	–	–	-584	–
Plateau Systems Pte. Ltd., Singapore, Singapore	100.0	–	–	-473	–
PT SAP Indonesia, Jakarta, Indonesia	99.0	50,444	4,140	7,600	55
PT Sybase 365 Indonesia, Jakarta, Indonesia	100.0	–	-19	–	–
Quadrem Asia Pte. Ltd., Singapore, Singapore	100.0	–	-4	–	–
Quadrem Australia Pty Ltd., Brisbane, Australia	100.0	3,448	205	3,343	–
Quadrem China Ltd., Hong Kong, China	100.0	–	–	–	–
Ruan Lian Technologies (Beijing) Co. Ltd., Beijing, China	100.0	117	12	-1,007	–
SAP (Beijing) Software System Co. Ltd., Beijing, China	100.0	574,096	-32,651	-9,435	4,231
SAP Asia Pte Ltd, Singapore, Singapore	100.0	314,717	-8,132	78,223	1,033
SAP Asia (Vietnam) Co. Ltd., Ho Chi Minh City, Vietnam	100.0	2,006	98	706	47
SAP Australia Pty Ltd, Sydney, Australia	100.0	534,203	-9,262	231,758	866
SAP Hong Kong Co. Limited, Hong Kong, China	100.0	48,083	-6,578	-13,540	106
SAP India (Holding) Pte Ltd, Singapore, Singapore	100.0	–	18,596	278	–
SAP India Private Limited, Bangalore, India	100.0	380,610	19,978	218,328	1,822
SAP Japan Co. Ltd., Tokyo, Japan	100.0	599,709	31,491	440,325	1,026
SAP Korea Ltd., Seoul, South Korea	100.0	209,026	1,737	22,645	356
SAP Labs India Private Limited, Bangalore, India	100.0	205,749	12,151	7,233	4,847
SAP Labs Korea, Inc., Seoul, South Korea	100.0	16,193	558	19,676	120

Notes to the Consolidated Financial Statements      259

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/ Loss (–) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	103,687	5,613	11,758	118
SAP New Zealand Limited, Auckland, New Zealand	100.0	76,095	5,446	52,808	103
SAP Philippines, Inc., Makati, Philippines	100.0	38,545	-2,832	-919	147
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand	100.0	81,508	2,848	15,845	63
SAP Taiwan Co. Ltd., Taipei, Taiwan	100.0	90,469	14,098	46,933	128
Shanghai SuccessFactors Software Technology Co., Ltd., Shanghai, China	100.0	15,738	1,578	1,990	189
SuccessFactors (Philippines), Inc., Pasig City, Philippines	100.0	3,403	82	107	101
SuccessFactors Asia Pacific Limited, Hong Kong, China	100.0	6	–	-571	–
SuccessFactors Australia Holdings Pty Ltd., Brisbane, Australia	100.0	–	-3,195	-17,912	–
SuccessFactors Australia Pty Limited, Brisbane, Australia	100.0	21,976	837	8,825	109
SuccessFactors Business Solutions India Private Limited, Bangalore, India	100.0	12,128	215	684	219
SuccessFactors Hong Kong Limited, Hong Kong, China	100.0	2,013	83	1,634	–
SuccessFactors Japan K.K., Tokyo, Japan	100.0	3,025	-107	-94	14
SuccessFactors Singapore Pte. Ltd., Singapore, Singapore	100.0	4,240	179	342	19
Sybase Hong Kong Ltd, Hong Kong, China	100.0	–	-2	–	–
Sybase India Ltd., Mumbai, India	100.0	–	4	2,354	–
Sybase Philippines, Inc., Makati City, Philippines	100.0	–	2	-7	–
Sybase Software (China) Co. Ltd., Beijing, China	100.0	22,405	-2,571	16,501	296
Sybase Software (India) Private Ltd, Mumbai, India	100.0	14,586	1,199	10,638	228
TRX Technologies India Private Limited, Raman Nagar, India	100.0	–	-50	1,845	1

II. JOINT OPERATIONS AND INVESTMENTS IN ASSOCIATES
Alteryx, Inc., Irvine, California, USA	13.89	30,045	-8,191	11,497	182
China DataCom Corporation Limited, Guangzhou, China	28.30	36,934	-3,658	37,418	880
Greater Pacific Capital (Cayman) L.P., Grand Cayman, Cayman Islands	5.35	315	-769	339,250	–
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil	17.00	24,582	1,281	14,440	–
SAP – NOVABASE, A.C.E., Porto Salvo, Portugal	66.66	–	–	5	–
Yapta, Inc., Seattle, Washington, USA	46.60

1)

These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into Group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2)	As at December 31, 2014, including managing directors, in FTE.

3)	Agreements with the other shareholders provide that SAP SE fully controls the entity.

4)

SAP SE does not hold any ownership interests in four structured entities, SAPV (Mauritius), Sapphire SAP HANA Fund of Funds, L.P., Sapphire Ventures Fund I, L.P. and Sapphire Ventures Fund II, L.P. However, based on the terms of limited partnership agreements under which these entities were established, SAP SE is exposed to the majority of the returns related to their operations and has the current ability to direct these entities’ activities that affect these returns, in accordance with IFRS 10. Accordingly, the results of operations are included in SAP’s consolidated financial statements.

5)	Entity whose personally liable partner is SAP SE.

6)	Entity with profit and loss transfer agreement.

7)

Pursuant to HGB, section 264 (3) or section 264b, the subsidiary is exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit and the requirement of public disclosure.

8)

Pursuant to sections 479A to 479C of the UK Companies Act 2006, the entity is exempt from having its financial statements audited on the basis that SAP SE has provided a guarantee of the entity’s liabilities in respect of its financial year ended December 31, 2014.

260      Consolidated Financial Statements IFRS

As at December 31, 2014
Name and Location of Company

III. OTHER EQUITY INVESTMENTS (ownership of 5% or more)
Alchemist Accelerator Fund I LLC, San Francisco, California, USA
All Tax Platform – Solucoes Tributarias S.A., São Paulo, Brazil
Amplify Partners L.P., Cambridge, Massachusetts, USA
ArisGlobal Holdings LLC, Stamford, Connecticut, USA
Convercent, Inc., Denver, Colorado, USA
Costanoa Venture Capital II L.P., Palo Alto, California, USA
Data Collective II L.P., San Francisco, California, USA
Data Collective III L.P., San Francisco, California, USA
EIT ICT Labs GmbH, Berlin, Germany
Evature Technologies (2009) Ltd., Ramat Gan, Israel
Five 9, Inc., San Ramon, California, USA
Follow Analytics, Inc., San Francisco, California, USA
GK Software AG, Schöneck, Germany
InnovationLab GmbH, Heidelberg, Germany
iTAC Software AG, Dernbach, Germany
iYogi Holdings Pvt. Ltd., Port Louis, Mauritius
Jibe, Inc., New York, New York, USA
Kaltura, Inc., New York, New York, USA
Krux Digital, Inc., San Francisco, California, USA
Lavante, Inc., San Jose, California, USA
MuleSoft, Inc., San Francisco, California, USA
MVP Strategic Partnership Fund GmbH & Co. KG, Grünwald, Germany
Narrative Science, Inc., Chicago, Illinois, USA
Nor1, Inc., Santa Clara, California, USA
On Deck Capital, Inc., New York, New York, USA
Onventis GmbH, Stuttgart, Germany
OpenX Software Limited, Pasadena, California, USA
Patent Quality, Inc., Bellevue, Washington, USA
Point Nine Capital Fund II GmbH & Co. KG, Berlin, Germany
Post for Systems, Cairo, Egypt
Realize Corporation, Tokyo, Japan
Retail Solutions, Inc. (legal name: T3C, Inc.), Mountain View, California, USA
Return Path, Inc., New York, New York, USA
RideCharge, Inc., Alexandria, Virginia, USA
Rome2rio Pty. Ltd., Albert Park, Australia
Room 77, Inc., Mountain View, California, USA
Scytl, S.A., Barcelona, Spain
Smart City Planning, Inc., Tokyo, Japan

Notes to the Consolidated Financial Statements      261

As at December 31, 2014
Name and Location of Company

Socrata, Inc., Seattle, Washington, USA
StayNTouch Inc., Bethesda, Maryland, USA
Storm Ventures V, L.P., Menlo Park, California, USA
SV Angel IV L.P., San Francisco, California, USA
TableNow, Inc., San Francisco, California, USA
Technologie- und Gründerzentrum Walldorf Stiftung GmbH, Walldorf, Germany
The SAVO Group Ltd., Chicago, Illinois, USA
Ticketfly, Inc., San Francisco, California, USA
TidalScale, Inc., Santa Clara, California, USA
Trover, Inc., Seattle, Washington, USA
Upfront V, LP, Santa Monica, California, USA
Visage Mobile, Inc., Larkspur, California, USA
Zend Technologies, Ltd., Ramat Gan, Israel

Walldorf, February 19, 2015

SAP SE

Walldorf, Baden

The Executive Board

Bill McDermott	Robert Enslin

Bernd Leukert	Luka Mucic

Gerhard Oswald

262      Consolidated Financial Statements IFRS

Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements

U.S. law requires that management submit a report on the effectiveness of internal control over financial reporting in the consolidated financial statements. For 2014, that report is as follows:

The management of SAP is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934. SAP’s internal control over financial reporting is a process designed under the supervision of SAP’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2014. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

Based on the assessment under these criteria, SAP management has concluded that, as at December 31, 2014, the Company’s internal control over financial reporting was effective.

KPMG AG Wirtschaftsprüfungsgesellschaft, our independent registered public accounting firm, has issued its attestation report on the effectiveness of SAP’s internal control over financial reporting. It is included in the independent auditor’s report on the Consolidated Financial Statements and Management Report as at December 31, 2014.

Notes to the Consolidated Financial Statements      263

€5.64B

PROFITABILITY

We use Non-IFRS operating profit to measure the profitability of our company. We saw a solid increase in this measure in 2014 (€ 5.64 billion) compared to 2013 (€ 5.48 billion) and expect to reach a range of €5.6 billion to €5.9 billion at constant currencies in 2015, a range of €6.3 billion to €7.0 billion in 2017, and a range of €8 billion to €9 billion in 2020.

265	Additional Information

266	Five-Year Summary

269	Glossary

288	Addresses

289	Financial and Sustainability Publications

290	Financial Calendar

291	Publication Details

Five-Year Summary1)

SAP GROUP

€ millions, unless otherwise stated

	2014	2013	2012	2011	2010
Revenue and income
Cloud subscriptions and support (IFRS)	1,087	696	270	18	14
Non-IFRS adjustments	14	61	73	0	0
Cloud subscriptions and support (non-IFRS)	1,101	757	343	18	14
Software and support (IFRS)	13,767	13,254	12,895	11,301	9,780
Non-IFRS adjustments	5	21	9	27	74
Software and support (non-IFRS)	13,773	13,275	12,904	11,327	9,854
Software and software-related service revenue (IFRS)	14,855	13,950	13,165	11,319	9,794
Non-IFRS adjustments	19	82	81	27	74
Software and software-related service revenue (non-IFRS)	14,874	14,032	13,246	11,346	9,868
Total revenue (IFRS)	17,560	16,815	16,223	14,233	12,464
Non-IFRS adjustments	19	82	81	27	74
Total revenue (non-IFRS)	17,580	16,897	16,304	14,260	12,538
Operating profit (IFRS)	4,331	4,479	4,041	4,884	2,591
Non-IFRS adjustments	1,307	1,003	1,150	-171	1,416
Operating profit (non-IFRS)	5,638	5,482	5,192	4,713	4,007
Operating margin (as a percentage, IFRS)	24.7	26.6	24.9	34.3	20.8
Operating margin (as a percentage, non-IFRS)	32.1	32.4	31.8	33.1	32.0
Share-based payments	290	327	522	68	58
Restructuring2)	126	70	8	4	-3
Acquisition-related charges	562	555	537	447	300
Financial income, net	-25	-66	-72	-42	-67
Profit before tax	4,355	4,396	3,796	4,767	2,338
Income tax expense	-1,075	-1,071	-993	-1,331	-525
Profit after tax	3,280	3,325	2,803	3,437	1,813
Profit before tax (as a percentage of revenue)	25	26	23	33	19
Return on equity (profit after tax in percentage of average equity)	18	22	21	31	20

Liquidity and cash flow
Net cash flows from operating activities	3,499	3,832	3,822	3,775	2,922
Net cash flows from investing activities	-7,240	-1,781	-5,964	-1,226	-3,994
Net cash flows from financing activities	4,298	-1,589	-194	-1,176	2,520
Free cash flow	2,762	3,266	3,281	3,330	2,588
Free cash flow (as a percentage of total revenue)	16	19	20	23	21
Cash conversion rate (net cash flows from operating activities as a percentage of profit after tax)	107	115	136	110	161
Cash and cash equivalents	3,328	2,748	2,477	4,965	3,518
Short-term investments	95	93	15	636	10
Group liquidity (cash and cash equivalents, short-term investments, restricted cash)	3,423	2,841	2,492	5,601	3,528
Financial debts (bank loans, private placements, bonds)	11,093	4,308	4,994	3,965	4,378
Net liquidity	-7,670	-1,467	-2,502	1,636	-850
Days’ sales outstanding (DSO, in days)	65	62	59	60	65

266      Five-Year Summary

SAP GROUP

€ millions, unless otherwise stated

	2014	2013	2012	2011	2010
Assets, equity and liabilities
Trade and other receivables	4,430	3,962	4,005	3,577	3,177
Total current assets	8,980	7,351	6,928	9,669	7,143
Total non-current assets	29,527	19,739	19,378	13,558	13,696
Deferred cloud subscription and support revenue (IFRS)	690	443	317	4	2
Deferred cloud subscription and support revenue (non-IFRS)	699	447	358	4	2
Total current liabilities (including deferred income)	8,544	6,347	6,546	6,266	5,153
Total non-current liabilities (including deferred income)	10,366	4,695	5,627	4,254	5,862
Total equity (including non-controlling interests)	19,598	16,048	14,133	12,689	9,824
Total assets	38,507	27,091	26,306	23,227	20,841
Equity ratio (total equity as a percentage of total assets)	51	59	54	55	47
Debt ratio (total liabilities3) as a percentage of total assets)	49	41	46	45	53
Investments in goodwill, intangible assets or property, plant, and equipment (including capitalizations due to acquisitions)	8,636	1,812	6,859	657	5,502

Operating expenses
Cost of software and software-related services	2,894	2,629	2,553	2,107	1,823
Thereof cost of cloud subscriptions and support	481	314	199	49	38
Cost of professional services and other services	2,379	2,402	2,520	2,247	2,071
Total cost of revenue	5,272	5,031	5,073	4,354	3,894
Cloud subscriptions and support margin (as a percentage of corresponding revenue)	55.7	54.9	26.3	-172.2	-171.4
Software and software-related service margin (as a percentage of corresponding revenue)	80.5	81.2	80.6	81.4	81.4
Professional service and other services margin (as a percentage of corresponding revenue)	12.1	16.2	17.6	22.9	22.4
Cost of research and development	2,331	2,282	2,261	1,935	1,729
Cost of research and development (as a percentage of total revenue)	13	14	14	14	14
Cost of research and development (as a percentage of total operating expenses)	18	18	19	21	18
Cost of sales and marketing	4,304	4,131	3,912	3,083	2,646
Cost of general and administration	892	866	949	715	636
Depreciation and amortization	1,010	951	863	724	534

Financial performance measures
Issued shares8) (in millions)	1,229	1,229	1,229	1,228	1,227
Weighted average shares outstanding, basic (in millions)	1,195	1,193	1,192	1,189	1,188
Earnings per share, basic (in €)	2.75	2.79	2.35	2.89	1.52
Weighted average shares outstanding, diluted (in millions)	1,197	1,195	1,193	1,190	1,189
Earnings per share, diluted (in €)	2.74	2.78	2.35	2.89	1.52
Dividend per share4)(in €)	1.10	1.00	0.85	1.10	0.60
Total dividend distributed4)	1,315	1,194	1,013	1,310	713
Total dividend distributed4) (as a percentage of profit after tax)	40	36	36	38	39
SAP share price at year-end (in €)	58.26	62.31	60.69	40.85	38.10
SAP share price – peak (in €)	62.55	64.80	61.43	45.90	38.40
SAP share price – low (in €)	50.90	52.20	41.45	34.26	31.12
Market capitalization8) (in € billions)	71.6	76.5	74.7	50.2	46.7

Additional Information      267

SAP GROUP

€ millions, unless otherwise stated

	2014	2013	2012	2011	2010
Return on SAP shares5) 1-year investment period (as a percentage)	-4.80	4.20	52.10	8.70	17.00
Return on SAP shares5) 5-year investment period (as a percentage)	13.90	21.80	13.10	1.70	1.20
Return on SAP shares5) 10-year investment period (as a percentage)	7.40	7.90	13.80	2.20	3.20

Employees and personnel expenses
Number of employees6), 8)	74,406	66,572	64,422	55,765	53,513
Number of employees, annual average6)	68,343	65,409	61,134	54,346	49,970
Number of employees in research and development6),8)	18,908	17,804	18,012	15,861	15,884
Personnel expenses	7,877	7,489	7,286	5,880	5,261
Personnel expenses – excluding share-based payments	7,587	7,162	6,764	5,812	5,203
Personnel expenses per employee – excluding share-based payments (in € thousands)	111	109	111	107	104
Women working at SAP (as a percentage)	31	31	30	30	30
Women in management8) (total, as a percentage)	21.3	21.2	20.8	19.5	18.7
Women managing managers7), 8) (as a percentage)	15.9	14.3	14.5	13.5	13.7
Women managing teams7),8) (as a percentage)	23.3	21.7	21.1	20.5	19.6
Employee Engagement Index (as a percentage)	79	77	79	77	68
Business Health Culture Index (as a percentage)	70	67	66	65	59
Employee retention (as a percentage)	93.5	93.5	94.0	92.8	92.9
Total turnover rate (as a percentage)	9	8	7	9	9

Environment
Net Greenhouse gas emissions (in kilotons)	500	545	485	490	455
Greenhouse gas emissions per employee7) (in tons)	7.3	8.3	7.9	9.0	8.7
Greenhouse gas emissions per € revenue (in grams)	28.4	32.4	30.0	34.4	36.3
Total energy consumption (in GWh)	920	910	860	860	845
Energy consumed per employee7) (in kWh)	13,400	13,900	14,000	15,700	16,100
Data center energy consumed (in GWh)	179	173	160	154	144
Data center energy per employee7),10) (in kWh)	NA	2,633	2,598	2,824	2,746
Data center energy per € revenue11) (in kWh)	10	NA	NA	NA	NA
Renewable energy sourced (as a percentage)	100	43	51	32	32

Customer
Customer Net Promoter Score9),12) (as a percentage)	19.1	12.1	8.9	NA	NA

1)	Amounts for 2010 to 2014 according to IFRS, unless otherwise stated

2)	Includes -€5 million (2010) acquisition-related charges

3)	Sum of current and non current liability

4)	2014 numbers are based on the proposed dividend for 2014 and on 2014 closing level of treasury stock.

5)	Assuming all dividends are reinvested

6)	Full-time equivalents

7)	Relates to different levels of management position

8)	Numbers based on year-end

9)	In 2012, we adopted a new methodology for measuring customer loyalty: Net promoter score (NPS). There are therefore no comparable NPS values for years prior to 2012.

10)	Due to the integration of cloud capacity of external non-SAP data centers normalizing energy consumption against SAP employees becomes meaningsless; KPI discontinued.

11)	Data center energy consumption normalized against € revenue combines a relative measure of required energy to develop and operate solution in internal and external data center.

12)

In addition to our on-premise customers, in 2014, for the first time we included Ariba, SuccessFactors, and Sybase customers in the survey. Therefore, the 2014 Customer NPS is not fully comparable to the prior year’s score.

268      Five-Year Summary

Glossary

A

AA1000 AccountAbility Principles Standard (AA1000APS) – Provides a framework for organizations to identify, prioritize, and respond to sustainability challenges. The other AA1000 standards – the Assurance Standard and the Stakeholder Engagement Standard – are based on the APS principles and support their achievement.

Americas’ SAP Users’ Group (ASUG) – Non-profit organization of SAP customer companies dedicated to providing educational and networking opportunities in support of SAP software and implementation. These user groups are established in regions around the world to share knowledge and influence SAP development efforts. ASUG is the largest user group with more than 100,000 individuals at 3,800 companies in more than 17 industries across the SAP ecosystem.

analytics – Data analysis typically generated in the form of reports and charts that can be used for business insight and decision making.

analytics solutions from SAP – Analytics solutions from SAP enable people to unleash the power of collective insight in Big Data by empowering them with the right information at the right time to make insightful business decisions, anticipate change, and uncover new opportunities. Analytics solutions cover the areas of business intelligence, enterprise performance management, and governance, risk, and compliance.

application – Software that enables organizations to address specific business needs and to perform certain business processes or activities.

application lifecycle management – Describes the processes, tools, services, and organizational model used to manage SAP and non-SAP software throughout the solution lifecycle, from concept to phase-out. This recommended approach to application lifecycle management enables companies to adopt innovations from SAP rapidly and gain optimal value from their business solutions.

applied analytics – Category of offerings within the portfolio of analytics solutions from SAP comprising individual offerings for analytic applications, analytic content, and accelerators.

Ariba – Company acquired by SAP in October 2012. All cloud-related supplier assets of SAP are now consolidated under Ariba, which operates as an independent business under the name “Ariba, an SAP company.” Ariba solutions for procurement, financials, and sourcing, as well as the Ariba Network, continue to maintain the Ariba brand.

Ariba Network – Business commerce network where companies of all sizes can connect to their trading partners anywhere, at any time from any application or device to buy, sell, and manage their cash more efficiently and effectively than ever before. Companies around the world use the Ariba Network to simplify interenterprise commerce and enhance the results they deliver. See “business network.”

B

best practice – A management concept that involves devising a method of process that most effectively produces a desired outcome. SAP applications use business best practices to help customers automate common business processes through software and technology. See “SAP Best Practices.”

Big Data – The large volume of data created by billions of connected devices and people generating a tremendous amount of information about their behavior, location, and activity. This availability of massive amounts of data requires companies to rethink technology architecture and database structures.

Business Health Culture Index – A score for the general cultural conditions in an organization that enable employees to stay healthy and balanced. The index is calculated based on the results of regular employee surveys.

business intelligence (BI) – Software that enables users to analyze an organization’s raw data and make fact-based decisions. BI-related processes include data mining, analytical processing, querying, and reporting. SAP BusinessObjects BI solutions include the SAP BusinessObjects BI platform, SAP Crystal Reports, SAP BusinessObjects Dashboards, and SAP Lumira.

Additional Information      269

business network – An online service that connects businesses and their systems to those of their trading partners and enables new processes and information and insight sharing only possible in a digital environment. See “Ariba Network.”

business priority – An important topic for success in business or industry. SAP recommends end-to-end solutions by business priority to help businesses run better and address the complex and challenging requirements within their particular industries or functional areas. See “end-to-end solution.”

business process – Set of logically related activities performed within an organization to complete a defined business task. Order processing is a typical example. SAP provides software and technology that enable and support business processes.

C

carbon offset or greenhouse gas (GHG) offset – A unit of carbon dioxide-equivalent (CO2 equivalent) that is reduced, avoided, or sequestered to compensate for emissions occurring elsewhere.

cloud computing – Generic term for flexible, IT-related services available through, or hosted on, the Internet for consumers and business, including storage, computing power, software development environments, and applications, combined with service delivery. Accessed as needed “in the cloud,” these services eliminate the need for in-house IT resources. See “software as a service.”

cloud deployment models – The different infrastructure, software lifecycle management, and licensing models used for deploying software, that is, where the software is running and how much control and flexibility a customer has.

cloud service model – “As-a-service” offerings where cloud services are offered either as software as a service (SaaS), platform as a service (PaaS), and infrastructure as a service (IaaS).

cloud solutions from SAP – Category used to communicate all of SAP offerings and efforts related to the cloud, including platform, managed services, solutions, technology, and infrastructure. It includes line-of-business cloud applications from both SuccessFactors and SAP.

CO2 equivalent – A measure to compare the emissions of various greenhouse gases based upon their global warming potential. For example, the global warming potential for methane over 100 years is 21. This means that emissions of one million metric tons of methane are equivalent to emissions of 21 million metric tons of carbon dioxide.

component – Modular piece of software offering functions accessible via interfaces.

Concur Technologies – Travel and expense management company acquired by SAP in 2014 to deliver a new model for managing business resources, processes, and spend through the world’s largest business network in the cloud for T&E.

core applications – Standard business applications available in SAP Business Suite, including SAP ERP, SAP Customer Relationship Management (SAP CRM), SAP Product Lifecycle Management (SAP PLM), SAP Supply Chain Management (SAP SCM), and SAP Supplier Relationship Management (SAP SRM).

corporate social responsibility – SAP’s corporate social responsibility (CSR) program is about how the company creates social impact for people, both inside and outside SAP, to help make society more sustainable and the world run better.

customer connection – A simple process directed at incrementally enhancing and improving the products and solutions SAP customers are using today. It offers SAP customers the opportunity to suggest small enhancements to products and solutions in mainstream maintenance, for fast and non-disruptive delivery using notes and support packages.

customer engagement lifecycle – Model that provides an integrated framework of practices to help create and deliver customer value. The phases of the customer engagement lifecycle represent the common route followed by the SAP and the customer teams in the process of identifying, delivering, operating, and managing solutions that best fit the customer’s needs.

270      Glossary

Customer Net Promoter Score (NPS) – Describes the willingness of customers to recommend or promote an organization or company to others. It is defined as the percentage of customers that are likely to recommend an organization or company to friends or colleagues (promoters) minus the percentage of customers that are unlikely to do so.

D

data center energy – The amount of energy consumed in SAP’s data centers related to the number of employees (expressed in full-time equivalents/FTEs).

data warehouse – An electronic collection of information organized for easy access by computer programs. See “SAP Business Warehouse.”

design thinking – A methodology for routine innovation that brings together the right side of the brain (creative) with the left side of the brain (analytical).

DSAG – Abbreviation for Deutschsprachige SAP-Anwendergruppe (German-Speaking SAP Users’ Group), with more than 50,000 members in 2,900 member companies in German-speaking countries and beyond.

E

Early Knowledge Transfer – SAP training program that delivers early product-related knowledge to presales, sales, consultants, partners, and support teams. This program contributes to the successful implementation of ramp-up projects and is a crucial element of the ramp-up process in the product innovation lifecycle at SAP. Formerly called Ramp-Up Knowledge Transfer.

ecosystem – Construct encompassing SAP and its customers and partners that extends the value SAP provides to its customers. By bringing together community-based insight, innovative partner solutions, and industry-leading collaboration and co-innovation, it enables customers to extract the greatest possible value from their SAP investments.

electronic waste (e-waste) – Electronic products that are discarded by consumers or companies, such as computers, computer monitors, or mobile devices.

Employee Engagement Index – A score for the level of employee commitment, pride, and loyalty, as well as the feeling of employees of being advocates for their company. The index is calculated based on the results of regular employee surveys.

employee retention – The ratio of the average headcount (expressed in full-time equivalents/FTEs) minus employee-initiated terminations (turnover) divided by the average headcount, taking into account the past 12 months.

end-to-end process – Set of activities supporting defined management, core, or support processes. Customers can use these activities as a reference to map their own processes.

end-to-end solution – Solutions that drive strategic business outcomes and directly contribute to a business priority in an industry, line of business, or technology area. The solutions are structured into solution capabilities which comprise a number of individual products and/or license materials. End-to-end solutions provide a business scope with a comprehensive value proposition. See “business priority.”

enhancement package – Optional software packages that enable companies to take advantage of innovation while keeping their core software stable. Enhancement packages contain improved general business and industry functionality, enterprise services, and other user interface and functional improvements. Organizations can activate selected business functions contained within the enhancement packages and deploy them on their own timetable with minimal disruption to business operations.

enterprise mobility – Term used in business and industry to refer to the concept and approach to making a business mobile. At SAP, we use “enterprise mobility” as our umbrella term for an overall mobile strategy.

enterprise resource planning – See “SAP ERP.”

Additional Information      271

F

Fieldglass – Company acquired by SAP in 2014 to strengthen the cloud portfolio with a unique end-to-end solution that addresses the entire workforce including contract workers and permanent staff. Fieldglass software offerings are available now as SAP Fieldglass Approvals, SAP Fieldglass Contingent Workforce Management, SAP Fieldglass Services Procurement, SAP Fieldglass Vendor Management, and SAP Fieldglass Worker Profile Management.

G

Global Customer Reference Program – SAP program offering detailed information about reference customers from around the world, using a database that channel partners can access to help close a deal with a new SAP customer. Reference customers have agreed to participate in one or more reference activities on behalf of SAP.

Global Partner Operations – As of May 2014, Global Partner Operations (GPO) is the new name of SAP Ecosystem & Channels (ECO). It brings all SAP partner relationships under one leader and one organization. It includes the existing SAP Ecosystem & Channels team and is responsible for managing strategic partnerships, as well as the SAP Business One channel and the growing OEM business.

Global Reporting Initiative (GRI) – A non-profit organization that provides companies and organizations with a comprehensive sustainability reporting framework that is widely used around the world.

greenhouse gas footprint – The sum of all greenhouse gas emissions measured and reported, including renewable energy and third-party reductions, for example, offsets.

Greenhouse Gas Protocol (GHG Protocol) – The most widely used international accounting tool to understand, quantify, and manage greenhouse gas emissions.

H

Hasso Plattner Founders’ Award – Introduced in 2014, an employee award that signifies the highest employee recognition at SAP, awarded annually by the CEO to an individual or a team.

hybrid cloud – A hybrid cloud deployment model uses resources comprised of a mix of two or more distinct cloud deployment models that are integrated by standardized or proprietary technology enabling data and application portability.

hybrid landscape – A mix of on-premise and any cloud deployment model(s). Alternatively referred to as an “on premise to cloud” or “hybrid environment.”

hybris – Company acquired by SAP in August 2013 that offers an extensible omnichannel commerce platform that helps businesses sell more goods, services, and digital content through every touch point, channel, and device. The renamed hybris Commerce Suite (SAP hybris B2B Commerce and SAP hybris B2C Commerce solutions) support product content management and unified commerce processes that give a business a single view of its customers, products, and orders, and its customers a single view of the business. hybris operates as an independent business under the name “hybris, an SAP company.”

I

in-memory computing – A major advance in information technology that creates a dramatic change in computing, analytics, and data storage. Combining advances in multicore processing with more affordable servers, in-memory computing allows information to be stored in the main memory rather than in relational databases to greatly accelerate processing times. It disrupts the traditional IT stack comprised of hardware, middleware, and software, where disk-based relational databases can become bottlenecks.

272      Glossary

in-memory database – Database that keeps all active records in main memory rather than on disk. Accessing in-memory records is considerably faster than retrieving them from the disk, significantly increasing performance. SAP HANA is SAP’s groundbreaking database that allows businesses to take advantage of in-memory computing. See “SAP HANA.”

in-memory data fabric – A concept that uses smart data access technology from SAP HANA to deliver accelerated business intelligence to customers.

inclusivity – For an organization that accepts its accountability to those it impacts and who impact it: The participation of stakeholders in developing and achieving a strategic and accountable response to sustainability.

independent software vendor (ISV) – Company that makes and sells software products that run on one or more computer hardware or operating system platforms.

industry – An economic sector characterized by a value chain, business processes, and a set of products and services that is typical or common for all companies belonging to this sector. At SAP, “industries” is also used as a term to differentiate between lines-of-business functions such as marketing, procurement, and finance, and those functions specific to an industry.

industry portfolios – SAP offers software portfolios that address the business needs of 25 different industries.

infrastructure as a service (IaaS) – Processing, storage, network, other computing resources and typically a defined level of support for consumers to deploy software (such as operating systems and applications). IaaS consumers do not manage underlying cloud infrastructure but may control networking components (such as host firewalls).

Internet of Things – A fusion of the digital world and the physical world that brings together different concepts and technical components. Everyday objects and machines have sensors that can “communicate” with each other over the Internet, making new models possible for business processes, collaboration, miniaturization of devices, and mobile communications. SAP offers several solutions that address the Internet of Things.

ISO 14001 – A standard for environmental management systems that provides practical tools for companies and organizations to identify and control their environmental impact and constantly improve their environmental performance.

K

key performance indicator (KPI) – Performance figure for which threshold values are defined and against which validation is executed.

L

line of business (LoB) – Internal organizational area or business unit in a company (division) that combines all responsibilities for a particular product, group, or set of processes. Examples include sales, purchasing, human resources, finance, marketing, and so on.

line-of-business portfolios – SAP offers software portfolios that address the needs of organizations in 12 lines of business, or functional areas. The following solution portfolios are currently available: SAP for Asset Management, SAP for Commerce, SAP for Finance, SAP for Human Resources, SAP for Manufacturing, SAP for Marketing, SAP for R&D/ Engineering, SAP for Sales, SAP for Service, SAP for Sourcing and Procurement, SAP for Supply Chain Management, and SAP for Sustainability.

M

maintenance – Software support comprising support for legal changes and corrections delivered through the SAP Notes tool, support packages, problem support, and access to information and online service channels – depending on the maintenance phase.

managed cloud – Deployment that implies resources are dedicated to one customer, managed by the cloud provider, and accessed through a VPN. SAP HANA Enterprise Cloud is SAP’s managed cloud offering.

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materiality – Determines the relevance and significance of an issue to an organization and its stakeholders. A material issue is an issue that will influence the decisions, actions, and performance of an organization or its stakeholders.

mobile apps – Applications for mobile devices available for download, demo, and purchase on SAP Store, App Store, and other online stores. Mobile apps are categorized as either business/product in focus or as consumer-focused. At SAP, our mobile apps are task-oriented or allow access to existing on-premise software.

mobile solutions from SAP – Provide a foundation for enterprise mobility and seamless integration with the core enterprise applications of our customers. Our portfolio of mobile solutions includes enterprise mobility management, including the SAP Afaria mobile device management solution and the SAP Mobile Documents solution; mobile apps; and SAP Mobile Platform.

N

non-profit or not-for-profit – A corporation or an association that conducts business for the benefit of the public without shareholders and without a profit motive.

O

on demand – Model of software deployment whereby providers license an application to customers for use as a service when they need it, that is, “on demand.” It eliminates the need for on-site IT resources to manage infrastructure and thereby reduces operational expenses. Due to their software- as-a-service nature, on-demand solutions are often available in the cloud. See “cloud solutions from SAP.”

on premise – Traditional model of software deployment where enterprises purchase software licenses and deploy applications in-house. A deployment model where a software license is purchased and deployed on the servers at the premises of the customer. The customer manages and controls the software.

open source – Software based on the concept of software developers coming together to build a virtual community and solving a common problem by developing working software that everyone has a right to change. Successful development projects under the open source model include Linux – a free operating system supported by SAP.

P

platform as a service (PaaS) – Cloud infrastructure, operating system, programming languages, libraries, services, tools and typically a defined level of support for consumers to deploy consumer-created or acquired applications. PaaS consumers do not manage underlying cloud infrastructure but have control over deployed applications.

powered by SAP HANA – An SAP offering powered by SAP HANA runs on the SAP HANA platform. More than 100 SAP applications are currently “powered by SAP HANA.” Partner solutions or applications that are powered by SAP HANA are certified by SAP to run on the SAP HANA platform. These applications take advantage of distinctive capabilities of SAP HANA to deliver key benefits, such as simpler administration, reduced overhead, and better business intelligence over conventional traditional technology platforms.

priority-one support – An additional optional maintenance phase offered after expiration of mainstream maintenance for specific releases of the SAP BusinessObjects Business Intelligence platform and former SAP BusinessObjects solutions no longer actively sold or marketed.

274      Glossary

private cloud – Deployment implies resources dedicated to one customer and accessed through the internet. The infrastructure is owned, managed and operated by the customer, a third-party, or both, and is on the premises of the customer, cloud provider, or a third party.

private edition – A private edition is identical to the public cloud, except that the application is dedicated to one customer. See “public cloud.”

product – A non-versioned high-level view of software from a software logistics perspective. It is a “bracket” that contains corresponding software product versions.

public cloud – Provides consumers access to the provider’s applications running on cloud infrastructure. The resources are located on the premises of the cloud provider, not of the customer, and are shared by multiple customers accessing them through the Internet. The application is shared by multiple customers and accessible from various client devices via either a thin client interface, such as a Web browser, or a program interface. The customer does not manage or control the underlying cloud infrastructure including network, servers, operating systems, storage, or even individual application capabilities, with the possible exception of limited user-specific application configuration. The customer is provided self-service access and tools.

R

Ramp-Up Knowledge Transfer – see “Early Knowledge Transfer.”

renewable energy – The shares and types of electricity obtained from renewable sources such as hydro, wind, solar, geothermal, and biomass. It is calculated by adding the amount of renewable energy specifically sourced, produced on-site by our own solar cells and covered by Renewable Energy Certificates (RECs).

responsiveness – In the context of stakeholder engagement, an organization’s cooperation and communication with stakeholders, and the decisions and actions taken in response to addressed topics and issues.

road map – Product timeline that has a variety of objectives, including communication to customers, users, or other parties interested in the timing of future product releases; the features planned for those releases; general prioritization of features; and in some cases, the requirements of features in enough detail that current and prospective customers can give feedback on the feature itself and the product’s direction.

Run Simple – SAP’s operating principle that refers to how SAP solutions can help our customers run at their best by addressing complexity and innovating for future growth as well as to how SAP can radically simplify how we conduct business internally and externally. Run Simple helps our employees concentrate on ways to master complexity for SAP and our customers. When fulfilled, it serves as a powerful differentiator in the market.

S

SAP Accounting powered by SAP HANA – Formerly called Smart Accounting software.

SAP Active Global Support (SAP AGS) – A global organization with more than 4,000 support engineers and developers that focuses on support offerings, helping companies manage the application lifecycle and optimize solution performance and consequently manage complexity, mitigate risks, and control costs. The services are available through seven strategically located global support centers and more than 30 local support centers.

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SAP ActiveEmbedded – Enhanced engagement services for optimizing solutions and accelerating adoption of technologies without disrupting customer businesses.

SAP Adaptive Server Enterprise (SAP ASE) – A high-performance relational database management system for mission-critical, data-intensive environments. It ensures highest operational efficiency and throughput on a broad range of platforms. Key features include data encryption to protect from internal and external breaches, partitioning technology for better performance and easier maintenance, and virtualization and clustering capabilities for continuous availability and efficient use of resources. Formerly called SAP Sybase ASE.

SAP Afaria – A mobile device management solution that provides a single administrative console to centrally manage, secure, and deploy mobile data, applications, and devices. SAP Afaria simplifies the management complexities of a workforce on the go by making the data stored and transmitted by mobile devices secure.

SAP Anywhere – New solution from the SMB Solutions Group at SAP designed for smaller companies that need a seamless way to manage their customer interactions in a single front-office system. It is an affordable, easy-to-use solution that enables companies to deliver a consistent customer experience across all their digital marketing, sales, and commerce activities.

SAP API Management – New cloud offering that helps customers manage their application programming interfaces; an on-premise edition is also available.

SAP Best Practices – Packages that provide proven methods and tools for organizations to implement best business practices in key areas and a range of industries using SAP software. The packages deliver methodology, documentation, and preconfiguration that enable rapid, reliable deployment with quick return on investment.

SAP Business All-in-One – Comprehensive and flexible business management solution targeted to midsize companies with up to 2,500 employees that are looking for a comprehensive, integrated industry-specific ERP solution with built-in best practices.

SAP Business ByDesign – Adaptable, cloud-based business suite ideally suited for SMEs and subsidiaries of large corporations, it is a complete, integrated suite that can run a whole enterprise – financials, human resources, sales, procurement, customer service, and supply chain. The latest versions enable partners and customers to extend the system capabilities or build cloud-based applications using SAP Business ByDesign Studio.

SAP Business One – Application designed especially for small businesses with up to 100 employees, providing a single, integrated solution for managing the entire business across financials, sales, customer relationships, purchasing, inventory, analytics, and operations.

SAP Business Suite – Software suite that helps companies build a comprehensive business process platform to run and perform better. The software supports core business operations ranging from supplier relationships to production, warehouse management, sales, and administrative functions, through to customer relationships. The main applications in the suite are SAP CRM, SAP ERP, SAP PLM, SAP SRM, and SAP SCM. SAP Business Suite, SAP CRM, and SAP ERP are now available powered by SAP HANA.

SAP Business Suite 4 SAP HANA – See “SAP S/4HANA.”

276      Glossary

SAP Business Suite powered by SAP HANA – In January 2013, SAP launched SAP Business Suite powered by SAP HANA, a next-generation business suite that captures and analyzes data in real time on a single in-memory platform empowering customers to run their business in real time to transact, analyze, and predict instantly and proactively. The core applications in the suite now take advantage of SAP HANA for smarter innovations, faster business processes, and simpler interactions.

SAP BusinessObjects Business Intelligence solutions – Category of solutions designed to help optimize business performance and provide business insight by connecting people with information. The SAP BusinessObjects brand name was dropped in 2012 from all SAP offerings except for business intelligence. SAP BusinessObjects Business Intelligence suite comprises the majority of SAP BusinessObjects Business Intelligence solutions. See “analytics solutions from SAP.”

SAP Business Warehouse (SAP BW) – Application of the SAP NetWeaver technology platform that provides a complete view of a company and the tools needed to make the right decisions, optimize processes, and measure strategic success, such as business-critical factors and benchmarks. Formerly called SAP NetWeaver Business Warehouse.

SAP Cloud for Customer – A cloud-based offering of CRM applications and tools developed for sales, service, and marketing teams that provides an overview of your end-to-end business, as well as deep customer insight and personalized engagement, so that they can deliver a relevant experience at every step of your customer’s journey. It also offers designed-in social collaboration to help transform social media conversations into business insight. The offering currently includes SAP Cloud for Sales, SAP Cloud for Service, SAP Cloud for Marketing, and SAP Cloud for Social Engagement solutions.

SAP Cloud for Financials – A cloud-based financial management solution with an intuitive, easy-to-consume interface and personalized information. It features embedded, dynamic analytics, enabling companies to achieve superior financial insight across the business. Customers can use the solution to drive streamlined, end-to-end compliant financial processes as well as real-time financial performance information for everyone in the business. It includes the solution formerly called SAP Financials OnDemand and is part of the SAP Cloud for Finance portfolio.

SAP Cloud for Sales, SAP Cloud for Service, and SAP Cloud for Marketing – Cloud-based solutions targeted at sales, service, and marketing organizations with designed-in social collaboration to help transform social media conversations into business insight.

SAP Cloud for Social Engagement – Cloud-based solution that helps transform social media conversations into business insight. Marketing and customer service organizations can use it to better engage with customers to increase brand loyalty, manage reputational risks, and capitalize on opportunities.

SAP Cloud for Planning – Cloud-based solution for all types of planning powered by SAP HANA. Formerly called SAP Cloud for Enterprise Performance Management.

SAP Cloud powered by SAP HANA – Term that refers to all of SAP and SuccessFactors offerings related to the cloud, including platforms, services, applications, technology, and infrastructure. It is not the name of a single offering or a category of solutions. SAP Cloud powered by SAP HANA comprises public cloud applications, managed cloud applications delivered via SAP HANA Enterprise Cloud, and a platform delivered as a service, SAP HANA Cloud Platform. SAP Cloud always refers to more than just solutions or applications.

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SAP Co-Innovation Lab – SAP location featuring a simulated, heterogeneous data center that incorporates hardware and infrastructure software from various vendors. The lab provides a hands-on environment for SAP, customers, and partners to innovate, accelerate, and showcase new business solutions and technologies collaboratively. Customers and partners can visit the lab to evaluate the latest SAP and partner solutions in a simulated, real-world infrastructure.

SAP Community Network – Online portal with nearly two million members in more than 200 countries, providing individuals with the opportunity to trade experience and insights, pursue business opportunities, and learn from each other. SAP offers distinct communities in the network that offer information, trusted resources, and co-innovation. See “Business Process Expert community,” “SAP Developer Network,” and “SAP University Alliances community.”

SAP CRM powered by SAP HANA – First SAP Business Suite application powered by SAP HANA.

SAP Customer Relationship Management (SAP CRM) – Application that provides comprehensive software support to help marketing, sales, and service professionals obtain complete customer intelligence that they can leverage to manage customer relationships and customer-related processes effectively. SAP CRM can enable multichannel customer interactions, including mobile smartphones, the Internet, and social media and also offers a communications infrastructure that is designed to help connecting with other users anytime, anywhere. SAP offers CRM applications in both on-premise and on-demand deployment models.

SAP Developer Network – Part of SAP Community Network, this online community offers deep technical content and expertise for SAP developers, analysts, consultants, and administrators.

SAP EcoHub – Online solution marketplace that centralizes information about SAP and partner solutions – and includes features such as feedback, ratings, and demos to help discover, evaluate, and buy solutions to complement an investment in SAP software.

SAP Ecosystem & Channels – See “Global Partner Operations.”

SAP Education – An organization with more than 1,000 resources on global scale that provides a complete and high-quality enablement offering across the entire customer lifecycle for all target audiences (business users, project teams, customers, partners, and so on). The comprehensive portfolio of educational products and services leverages a multimodal offering (on-site, e-learning, and virtual classrooms) to accelerate enablement and reduce cost and certifications paths to help ensure enablement quality.

SAP Enterprise Portal – Intranet or corporate portal that provides easy access to business processes and information, social collaboration, and content management across various consumption channels and helps customers implement business-to-employee, partner, and consumer scenarios. Formerly called SAP NetWeaver Portal.

SAP Enterprise Support – Services that provide proactive support in addition to all features of SAP Standard Support services. These proactive support services encompass tools, processes, and services that enable continuous improvement, holistic application lifecycle management for continuous innovation, business and operational process improvements, and levers to address the total cost of operation (TCO).

SAP ERP – Application designed to optimize business and IT processes by reducing IT complexity, increasing adaptability, and delivering more IT value at a lower cost than traditional ERP solutions. It can support mission-critical, end-to-end business processes for finance, human capital management, asset management, sales, procurement, and other essential corporate functions. SAP ERP can also support industry-specific processes by providing industry-specific business functions that can be activated selectively via the switch framework, keeping the application core stable and helping ensure maximum performance.

278      Glossary

SAP ERP powered by SAP HANA – The second SAP Business Suite application powered by SAP HANA.

SAP Executive Board – The official governing body of SAP, overseeing and deciding on the activities of the company. Subject to the requirements of stock corporation law, the SAP Executive Board is committed to the interests of SAP and bound by company policy. It provides the SAP Supervisory Board with regular, prompt, and comprehensive reports about all essential issues of business, corporate strategy, and potential risks. Membership in the SAP Executive Board is part of the official titles for these board members.

SAP Financing – Service that helps companies invest in SAP solutions implemented by a strategic partner of SAP: Siemens Financial Services GmbH (SFS). SFS targets the financing service chiefly at midsize companies. Depending on local conditions, the SFS plan leases solutions to customers and provides loan finance.

SAP Fiori – First developed as a set of extensible HTML5 apps specific to key user roles, offering a seamless user experience across devices using responsive design principles. SAP Fiori apps target all employees of existing SAP customers, addressing the most common business functions, such as workflow approvals, information lookups, and self-service tasks. In May 2014, SAP Fiori also became the new user experience (UX) for SAP software. Based on modern design principles, it represents a consumer-like, consistent experience across devices, including tablets and smartphones.

SAP for Aerospace & Defense (SAP for A&D) – Solution portfolio specifically designed to meet the needs of the aerospace and defense industry. It offers capabilities for maintenance, repair and overhaul, airline operations, defense, manufacturing, contract and program management, and business acquisitions.

SAP for Automotive – Solution portfolio designed to meet the specific needs of the automotive industry. Its capabilities help link complex business processes into a logical flow, maximizing efficiency and profitability and satisfying customers’ expectations.

SAP for Banking – Solution portfolio that enables banks to obtain all customer information at a glance and offers a full complement of high-performance capabilities for strategic planning, financial accounting, costing, and enterprise-wide control. It also features key industry-specific applications for profitability management, risk management, customer relationship management, and integrated customer account systems.

SAP for Chemicals – Solution portfolio that delivers support for specific processes and tools that chemical companies require. Industry-specific capabilities include recipe management, batch management, and version control.

SAP for Consumer Products – Solution portfolio that supports the integration of every step of the consumer product value chain – from suppliers to consumers. Key capabilities include mobile and Internet sales, trade promotion management, inventory management, brand and channel management, and demand signal management.

SAP for Defense & Security – Solution portfolio that offers a variety of capabilities that meet the critical needs of the defense and security sector. Key industry-specific capabilities include acquisition and materials management; force planning; maintenance, repair, and overhaul (MRO); personnel and organization; infrastructure management; planning and support for deployed operations; in-service support; and line maintenance.

SAP for Engineering, Construction & Operations (SAP for EC&O) – Solution portfolio designed to meet the specific requirements of project-oriented enterprises that offers capabilities for industrial plant construction, construction of commercial and private buildings, and shipbuilding.

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SAP for Healthcare – Solution portfolio for hospitals and clinics to manage a variety of required administrative and clinical processes.

SAP for High Tech – Solution portfolio that meets the demands of high-tech industries, including RosettaNet support.

SAP for Higher Education and Research (SAP for HE&R) – Solution portfolio that supports organizational processes and unique needs of public and private universities, multicampus institutions, research agencies, and medical colleges, including campus management, grants management, student life-cycle management, financials, operations, human capital management, procurement, analytics, research, and asset management.

SAP for Industrial Machinery & Components (SAP for IM&C) – Solution portfolio that coordinates the entire scope of business activities (estimating, order entry, project management, and production planning) for the industrial sector and supports areas ranging from maintenance and services to billing and profitability analysis.

SAP for Insurance – Solution portfolio that integrates steps in the insurance business process, including capabilities for customer contact, policy and product management, collections and disbursement, and claims management.

SAP for Life Sciences – Solution portfolio that meets the requirements of pharmaceutical, biotechnology, and diagnostics companies, as well as manufacturers of medical devices and products.

SAP for Media – Solution portfolio that supports processes specific to the media industry with capabilities that include sales and distribution, advertising management, product development, and intellectual property management.

SAP for Mill Products – Solution portfolio for manufacturers of building materials, the paper and timber industry, metal and primary metal producers, and textile and furniture manufacturers.

SAP for Mining – Solution portfolio that supports processes specific to the mining industry, including mining operations and asset performance; sales and supply chain management; operational risk and compliance; as well as human resources; finance; procurement; and IT management.

SAP for Oil & Gas (SAP for O&G) – Solution portfolio that meets the demands of oil and gas companies of all sizes.

SAP for Professional Services – Solution portfolio that delivers integrated tools, best practices, and support for automated processes designed specifically for the demands of the professional services industry, including management consultancies as well as accounting and legal firms.

SAP for Public Sector – Solution portfolio for public administration, providing an electronic framework that enables online communication through various applications for the public, government authorities, and related entities.

SAP for Retail – Solution portfolio that offers multichannel applications designed specifically to provide the best retail services to a large customer base.

SAP for Sports & Entertainment – Solution portfolio that comprises solutions for sports teams, leagues, and venues, designed to help them deepen fan engagement, drive on-field performance, and optimize business efficiency.

280      Glossary

SAP for Telecommunications – Solution portfolio that provides telecommunications enterprises of all types and sizes a range of industry-specific capabilities, including support for convergent invoicing and contract accounting.

SAP for Transportation & Logistics – Solution portfolio that covers the unique business needs of postal services, railways, airlines, and toll collection companies, as well as logistics service providers, to optimize supply chain and planning.

SAP for Utilities – Solution portfolio for all supply and energy industries, with capabilities ranging from call centers and Internet communications to consumption billing.

SAP for Wholesale Distribution – Solution portfolio that addresses the needs of midsize and large wholesale distribution businesses in a wide range of segments. Industry-specific capabilities support new business models and strategies that meet the needs of an important supply sector.

SAP Global Managing Board – The SAP Global Managing Board was established in May 2012 in addition to the SAP Executive Board and allows SAP to appoint a broader range of global leaders to help steer the organization. It comprises members of the SAP Executive Board and selected additional executives, and has advisory and decision-supporting functions for the SAP Executive Board. Per definition, all members of the SAP Executive Board are members of the SAP Global Managing Board.

SAP HANA – Flexible, data-agnostic, in-memory platform that helps organizations analyze their business operations, using huge volumes of detailed transactional and analytic information from virtually any data source. The platform provides the foundation for innovative applications that take advantage of an in-memory database and calculation engine, allowing customers to conduct complex planning, forecasting, and simulation based on real-time data.

SAP HANA Cloud Platform – An open cloud platform that is the foundation for running applications and analytics today and allows developers to build custom applications in the cloud as either stand-alone or connected to on-premise solutions. It includes infrastructure, application, and database services in a subscription model. This platform allows developers from SAP, customers, partners, and independent software vendors to build applications in the cloud with infrastructure, database, and application services using in-memory technology and the acceleration provided by SAP HANA. Separately licensed, SAP HANA Cloud Platform is part of SAP Cloud powered by SAP HANA.

SAP HANA Enterprise Cloud – This service enables customers to access solutions in the cloud. It contains managed cloud applications, in-memory infrastructure, managed services, and through an additional license, SAP HANA Cloud Platform, to build custom applications in the cloud. On-premise applications from SAP can be delivered to customers via SAP HANA Enterprise Cloud.

SAP HANA Live – Umbrella term for a group of analytics foundations for SAP HANA, specific to an industry or for a particular software (SAP HANA Live for Event Management, SAP HANA Live for SAP CRM), and so on, as well as a browser (SAP HANA Live Browser).

SAP HANA One – Deployment of SAP HANA certified for productive use on the Amazon Web Services Cloud. SAP HANA One can be deployed for production use with small data sets, in minutes, opening a door to starter projects from customers, ISVs, and startups.

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SAP IQ – An analytics server designed specifically for advanced analytics, data warehousing, and business intelligence environments. Able to work with massive volumes of structured and unstructured data, it is ideally suited to take advantage of Big Data opportunities by discovering more accurate insight into business performance and market dynamics. Formerly called SAP Sybase IQ.

SAP Lumira – Data visualization software that helps connect, access, and visualize data without a single line of code.

SAP Managed Services – Organization and offerings that enable SAP customers to access SAP applications and that provide the infrastructure required. In this way, solutions are ready to use and can be adapted to customers’ growing requirements.

SAP Manufacturing – Solution for managing manufacturing operations with embedded lean manufacturing and Six Sigma principles. It provides capabilities for planning, execution, quality, maintenance, as well as environment, health, and safety.

SAP Match Insights – An showcase on-premise solution developed as part of a customer co-innovation project for the German Soccer Association (DFB). The solution was available for DFB coaches and players in a pilot trial during the preparation phase and throughout the 2014 FIFA World Cup in Brazil. The solution enables members across the DFB team to analyze players’ and teams’ performances in individual matches using streamed video from the match combined with analytics powered by SAP HANA.

SAP MaxAttention – Support option with a full range of services customized for individual customer needs and covering all stages of an SAP solution’s lifecycle, driven by an on-site technical quality manager.

SAP Mobile Platform – A platform of mobile capabilities and technology that bundles three existing offerings under one name (Sybase Unwired Platform, Sybase Mobiliser, and a Syclo offering named Agentry). SAP Mobile Platform is offered in enterprise or consumer editions and each edition is available as either an on-premise or a cloud version.

SAP Month of Service – Held in October, SAP’s signature corporate volunteerism effort offers SAP employees around the world opportunities to come together to support social change in their communities.

SAP NetWeaver – A comprehensive technology platform designed to efficiently develop, run, and extend business applications. SAP NetWeaver provides foundation and enterprise software, including the SAP Business Warehouse application, and the SAP NetWeaver Application Server, SAP Enterprise Portal, and SAP Process Orchestration components. It facilitates the easy integration of SAP software with heterogeneous system environments, third-party solutions, and external business partners. See “technology platform.”

SAP NetWeaver Application Server (SAP NetWeaver AS) – Component of SAP NetWeaver that provides support for platform-independent Web services, business applications, and standards-based development based upon key technologies such as Java and ABAP.

SAP NetWeaver Business Intelligence – See “SAP Business Warehouse.”

SAP ONE Service – A single channel for SAP support and maintenance customers to access all SAP support delivery engagements that come with SAP MaxAttention and SAP ActiveEmbedded offerings.

SAP ONE Support – A program to simplify the delivery and consumption of support and maintenance for a growing portfolio of solutions from both SAP and acquired companies. The program provides customers with comprehensive and harmonized support, regardless of whether their SAP solutions operate on premise or in the cloud.

282      Glossary

SAP PartnerEdge – Global, partner-to-partner business collaboration network where SAP partners can share expertise, development capabilities, solutions, and knowledge to extend their market reach. In late 2012, SAP’s extranet for partners, SAP Channel Partner Portal, merged with SAP PartnerEdge. The combined site, available at www.sappartneredge.com now gives partners access to information, product and business news, tools, training, and business resources to order products. Partners can also manage their relationship with SAP and collaborate with other SAP partners through SAP PartnerEdge.

SAP Pinnacle Award – Annual partner recognition awarded to SAP partners in various categories.

SAPPHIRE NOW – SAP’s signature business technology event and the largest SAP customer-driven conference is held annually in several locations around the globe. The global event in the United States is co-located with the Americas’ SAP Users’ Group (ASUG) annual conference. Attendees discover new initiatives, solutions, products, and services, as well as unique access to the latest business strategies and industry best practices from SAP customers, partners, executives, and industry experts to help them drive business results across all levels.

Sapphire Ventures – New name of independent venture firm spun off from SAP, providing the agility of a start-up while allowing companies to tap into SAP’s global enterprise ecosystem of customers and partners. The firm partners with outstanding entrepreneurs and venture firms worldwide to build industry-leading businesses. Formerly called SAP Ventures.

SAP Premier Customer Network – Exclusive SAP community of top industry leaders representing some of the world’s largest and best-run businesses. For these premier customers, SAP aims to simplify and tailor the partnership toward the unique needs of each customer by proactively assembling the best talent and synchronization across all SAP lines of business (product development, sales, services, support, and marketing) globally.

SAP Product Lifecycle Management (SAP PLM) – Application that helps companies manage, track, and control all product-related information over the complete product and asset lifecycle as well as throughout the extended supply chain. SAP PLM is designed to facilitate creativity and to free the process of product innovation from organizational constraints.

SAP Ramp-Up – Program SAP uses to introduce new application releases on the market to selected customers during the restricted shipment phase.

SAP Rapid Deployment solutions – Packages of preconfigured software and predefined services with content including best practices, templates, tools, and business user enablement with predetermined scope, time, and costs. Because the solutions are installed quickly, customers can benefit from crucial software functionality within as little as 12 weeks, helping lower the total cost of implementation and giving customers immediate and tangible value.

SAP Replication Server – Software that moves and synchronizes data in real time, allowing companies to gain better use of application data and to create reports without affecting operational systems. Administrators can set up redundant disaster recovery sites and distribute, consolidate, and synchronize data across multiple platforms. Formerly called SAP Sybase Replication Server.

SAP Resolve – A new help desk program for SAP partners to manage customer support problems and queries.

SAP road maps – Available for industries, lines of business, and technology, SAP road maps highlight the SAP solutions available today, planned innovation, and the SAP vision for the future.

SAP Safeguarding – Project-based support option that helps customers manage risks and enable the technical robustness of SAP solutions during implementation, upgrade, and operations.

SAP Service Marketplace – Extranet platform that offers capabilities for collaboration between SAP, customers, and partners. The extranet provides central access and guided navigation to SAP’s complete product listing with support, maintenance, and upgrade information.

Additional Information      283

SAP Service and Support – Service and support from SAP helps customers derive value from their SAP solutions in a fast, cost-effective, and predictable way. The SAP Service and Support portfolio includes a variety of named services and support offerings including SAP MaxAttention, SAP Safeguarding, SAP Enterprise Support, and others.

SAP S/4HANA – A family name for SAP’s next-generation business suite offered exclusively on the SAP HANA platform, with on-premise and cloud deployment options. Also known by its full name SAP Business Suite 4 SAP HANA.

SAP Simple Finance – A global financial solution powered by SAP HANA offering a complete choice of deployment (cloud, on premise, hybrid). For customers who choose to deploy SAP Simple Finance in the cloud, SAP offers SAP HANA Enterprise Cloud as a managed service, available via full subscription.

SAP Smart Business – Cockpit dashboards that enable users to quickly aggregate data, perform analytics, and gain insights into KPIs related to various corporate functions. A variety of options are available for specific use cases/roles including accounts payable, event management, financial close, purchasing, and other corporate functions.

SAP Solidarity Fund – The SAP Solidarity Fund e.V. was set up by SAP employees as an immediate response to the terrorist attacks on September 11, 2001. The goal of this charitable association was to help people – as a result of a natural disaster, for example – quickly and with minimum bureaucracy. The activities of the SAP Solidarity Fund are made possible mainly through contributions from SAP employees and people associated with SAP. Since its foundation, the SAP Solidarity Fund has managed to make more than €2 million available for various projects.

SAP Solution Explorer – A customer-facing self-service tool that helps users find the business management software solutions they need from SAP to operate profitably, adapt continuously, and grow sustainably. Content includes value maps and executive summaries for all SAP-supported lines of businesses, industries, technology, and selected topics.

SAP Solution Manager – Application management solution that enables customers to manage their SAP and non-SAP applications better. With SAP Solution Manager, customers can centralize, enhance, automate, and improve the management of their entire system landscape, thus reducing total cost of ownership. The solution includes features such as diagnostics, testing, root cause analysis, and solution monitoring.

SAP solutions for customer engagement and commerce – Category of solutions that help businesses create experiences that engage customers like never before and can lead to more effective marketing promotions, increased revenue share of new customers, reduced customer churn, increased revenue growth, and improved cart-to-order conversion rate.

SAP solutions for fan engagement – Category of solutions to help sports teams and entertainment venues interact with their fans to drive engagement and revenue.

SAP solutions for enterprise information management (EIM) – Category of solutions that help you deliver integrated, accurate, and timely data across your enterprise.

SAP solutions for enterprise performance management (EPM) – Category of solutions that helps companies improve performance, organizational agility, and decision making.

SAP solutions for governance, risk, and compliance (GRC) – Category of solutions that provide organizations with a real-time approach to managing GRC across heterogeneous environments.

284      Glossary

SAP solutions for small businesses and midsize companies – Category of solutions that combine business management and business intelligence software for small and midsize enterprises (SMEs). It currently includes SAP Business All-in-One solution, SAP Business One application, and SAP BusinessObjects Edge solutions. As with large enterprises, these firms seek to streamline business processes, cut costs, drive growth, and increase profitability by receiving the right information at the right time – across all operations.

SAP solutions for sustainability – Category of solutions that helps companies measure sustainability key performance indicators; energy and carbon management; and environment, health, and safety. SAP solutions for sustainability help organizations tackle energy consumption and greenhouse gas emissions, as well as support efforts in product safety, healthcare, and sustainability performance management.

SAP SQL Anywhere – A mobile, embedded, and cloud-enabled fully relational database that is embedded in more than 10 million installations worldwide, from laptops to tablets to smartphones. Formerly called SAP Sybase SQL Anywhere.

SAP Standard Support – Support option offering a reliable response to technical disruptions and for maintaining system health and integrity. This basic support offering features including updates, problem resolution, knowledge transfer, quality management, and more to keep IT landscapes up-to-date and stable.

SAP Startup Focus – Program that offers a variety of resources for young companies including technology, training, technical advice and valuable go-to-market support. It serves as a development and growth accelerator that provides an integrated approach for startups to innovate on the SAP HANA platform.

SAP Supplier Relationship Management (SAP SRM) – Procurement application that helps organizations in all industries improve their centralized sourcing and contract management and interact with suppliers through multiple channels. SAP SRM is designed to accelerate and optimize the entire end-to-end procure-to-pay process by supporting integrated processes and by enforcing contract compliance, which can result in realizable savings.

SAP Supply Chain Management (SAP SCM) – Application that helps companies adapt their supply-chain processes to a rapidly changing competitive environment. SAP SCM helps transform traditional supply chains from linear, sequential processes into open, configurable, responsive supply networks in which customer-centric, demand-driven companies can monitor and respond more smartly and quickly to demand and supply dynamics across a globally distributed environment.

SAP TechEd – Annual technical education conference that encompasses a broad scope of topics and audience, focusing on technology with an emphasis on collaboration and hands-on workshops.

SAP University Alliances – Program that introduces students to the exciting technologies shaping business today, and designed to connect students around the world interested in SAP solutions, careers, and research opportunities. Students participate in classroom sessions, app development, networking opportunities, events, and more. As part of SAP Community Network. the SAP University Alliances community provides connections between university leaders and students, SAP customers and partners, and SAP internal experts.

SAP User Group Executive Network (SUGEN) – In 2007, SAP initiated a program that encouraged all SAP user groups to share their expertise and recommended practices with the wider user-group community. It kindled some valuable discussion, which, in the end, is good for all SAP stakeholders. An umbrella organization, SUGEN embraces 12 national SAP user groups with the shared aim of defining priorities and agreeing on plans of action to bring greater focus to the dialog between SAP and its user groups on the global plane.

Additional Information      285

SAP Ventures – see “Sapphire Ventures.”

Scope 1 (emissions) – Direct greenhouse gas emissions from sources that are owned or controlled by the reporting company, for example, fuel burned in corporate cars.

Scope 2 (emissions) – Indirect greenhouse gas emissions from consumption of purchased electricity, heat, or steam.

Scope 3 (emissions) – Indirect emissions that are a consequence of the activities of the reporting company, but occur from sources owned or controlled by another company, such as business flights.

SMB Solutions Group – New business unit created at SAP in 2014 responsible for the go-to-market strategy and development of innovative solutions for the small and midsize business (SMB) market, comprising companies with <500 employees only. Includes all corporate areas (marketing, sales, and development) responsible for SAP Business ByDesign, SAP Business One, and the new SAP Anywhere front-office solution for small businesses. See “SAP Anywhere.”

software and software-related services (SSRS) – SAP reports revenues in software and software-related services (SSRS), which encompasses software, support, subscription, and other software-related service revenue.

software as a service (SaaS) – Software that is provided literally “as a service.” Software applications are delivered and managed remotely over a secure Internet connection and a standard Web browser. Access is charged on a subscription basis usually on a dedicated time basis and with expandable feature access options. Typically a defined level of support is included. See “cloud computing.”

solution – SAP solutions enable a customer to meet a challenge or take advantage of an opportunity and are built or assembled by flexibly combining SAP applications and other SAP software. The solutions may include support for best business practices and be aided by consulting and ongoing support. They may also be enhanced or extended by SAP partner applications and services.

solution extensions – Developed by independent partners, solution extensions integrate easily with SAP software, offering customers cross-solution and cross-industry functions that complement SAP software. These select third-party offerings are branded with “SAP,” and sold and supported by SAP and partners.

SuccessFactors – Acquired by SAP in 2013, the company operates as an independent business under the name “SuccessFactors, an SAP company.”

SuccessFactors HCM Suite – Suite of HR solutions for talent management, core HR, collaboration, and workforce analytics. The cloud-based suite provides solutions to bridge the gap between strategy and execution with tools to hire, reward, and develop the right people with the right skills to grow a business sustainably. Formerly called SuccessFactors Business Execution Suite (SuccessFactors BizX Suite).

systems integrator (SI) – Company focused on integrating IT systems and providing related consulting. This is a classic channel used by large software vendors, large hardware vendors, and original equipment manufacturers.

286      Glossary

T

technology platform – The technical foundation for a business-driven software architecture that increases the adaptability, flexibility, openness, and cost-efficiency of IT operations and enables organizations to become more agile in responding to change. See “SAP NetWeaver.”

V

value map – A structural overview of SAP’s end-to-end solutions organized according to industry, line of business, or technology. Value maps are presented in SAP Solution Explorer.

value-added reseller (VAR) – Partner that receives the majority of its revenue from reselling a vendor’s hardware or software solutions directly to end users. Additionally, VARs often provide consulting, implementation, postsales support, and training to their own customers. VARs may develop and sell add-on applications to meet the needs of vertical markets and may expand SAP product functionality.

vertical solution – A specialized application designed to meet the unique needs of a particular business or industry. Also called “industry solution.”

W

women in management – Phrase used to refer to the percentage of women in management positions (managing teams, managing managers, executive boards) as compared to the total number of managers, expressed by the number of individuals and not full-time equivalents (FTEs).

works council – As dictated by the German Works Council Constitution Act, a works council is a legal body for representing employees’ interests to the employer and codetermining the works in private companies. On June 21, 2006, the SAP AG employees working in Germany elected its first works council. A European works council was created in the spring of 2012. The SAP AG works council evolved to become the SAP SE works council in 2014 to reflect the legal entity of SAP SE.

Additional Information      287

Addresses

GROUP HEADQUARTERS

SAP SE

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

Tel. +49 6227 74 74 74

Fax +49 6227 75 75 75

E-mail info@sap.com

Internet www.sap.com

The addresses of all our international subsidiaries and sales partners are available on our public Web site at www.sap.com/directory/main.html.

For more information about the matters discussed in this report, contact:

Investor Relations

Tel. +49 6227 76 73 36

Fax +49 6227 74 08 05

E-mail investor@sap.com

Internet www.sap.com/investor

Press

Tel. +49 6227 74 63 15

E-mail press@sap.com

Internet www.sap.com/press

288      Addresses

Financial and Sustainability Publications

The SAP Integrated Report is available online only at www.sapintegratedreport.com in English, or in German at www.sapintegratedreport.de.

The following publications are available in English at www.sap.com/investor, or in German at www.sap.de/investor:

¡	SAP Group Annual Report (IFRS, in English and German)

¡	Annual Report on Form 20-F (IFRS, in English)

¡	SAP SE Statutory Financial Statements and Review of Operations (HGB, in German)

¡	Interim reports (in English and German)

¡	XBRL versions of the annual and interim reports

¡	SAP INVESTOR, SAP’s quarterly shareholder magazine (www.sap-investor.com, in English and German)

Complete information on the governance of SAP is available at www.sap.com/corpgovernance. Materials include:

¡	Information about the management of the company, including the directors on the governing bodies

¡	Details of the directors’ dealings in SAP shares

¡	Shareholder meeting papers and ballot results

¡	Articles of Incorporation

¡	Agreement on the Involvement of Employees in SAP SE

¡	German Code of Corporate Governance

¡	Declaration of Implementation pursuant to the German Stock Corporation Act, Section 161

¡	Code of Business Conduct for Employees

¡	Corporate Governance Statement pursuant to the German Commercial Code, Section 289a

¡	Corporate Governance Report

Additional SAP policies are made public at www.sap.com/corporate-en/sustainability:

¡	SAP Environmental Policy

¡	SAP Human Rights Commitment

¡	SAP Global Health and Safety Management Policy

¡	SAP Supplier Code of Conduct

¡	SAP Partner Code of Conduct

Additional Information      289

Financial Calendar

2015

March 20

Publication of SAP Integrated Report

April 21

Results for the first quarter of 2015

May 20

Annual General Meeting of Shareholders Mannheim, Germany

May 21

Dividend payment

July 21

Results for the second quarter of 2015

October 20

Results for the third quarter of 2015

2016

January 22

Preliminary results for fiscal year 2015

May 12

Annual General Meeting of Shareholders Mannheim, Germany

May 13

Dividend payment

290      Financial Calendar

Publication Details

PUBLISHER

SAP SE

Investor Relations

CONCEPT AND REALIZATION

Kuhn, Kammann & Kuhn GmbH, Cologne, Germany

PHOTOGRAPHY GLOBAL MANAGING BOARD

Andreas Pohlmann, Munich, Germany

PRINTING

ABC Druck, Heidelberg, Germany

COPYRIGHT

© 2015 SAP SE

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

TRADEMARKS

© 2015 SAP SE or an SAP affiliate company. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE or an SAP affiliate company.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE or an SAP affiliate company in Germany and other countries. Please see http://www.sap.com/about/ legal/copyright.html for additional trademark information and notices.

Additional Information      291

GROUP HEADQUARTERS

SAP SE

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

www.sap.com

www.sap.com/investor

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